AR/S

P.E. 12/31/02



ANNUAL REPORT 2002

Nortel Networks Corporation

NORTEL NETWORKS™ CORP

www.nortelnetworks.com

WHAT'S INSIDE

Corporate Information

Corporate Headquarters
Nortel Networks Corporation
8200 Dixie Road, Suite 100
Brampton, Ontario
L6T 5P6 Canada
Tel: 905 863-0000

Stock Exchange Listings
The common shares of Nortel Networks Corporation are listed on the New York Stock Exchange and the Toronto Stock Exchange. The 4.25% Convertible Senior Notes due 2008 issued by Nortel Networks Corporation are listed on the New York Stock Exchange.

Form 10-K and Annual Reports
Nortel Networks Corporation's Annual Report on Form 10-K, documents filed with the United States Securities and Exchange Commission and applicable Canadian securities regulatory authorities, and this Annual Report (in English and French) are available at our website: www.nortelnetworks.com under "Investor Relations".

These documents are also available without charge, upon request to:

Nortel Networks Investor Relations
8200 Dixie Road, Suite 100
Brampton, Ontario
L6T 5P6 Canada

Tel: North America
1 800 4NORTEL (1 800 466-7835)
Email: orders@logistech.us

Tel: Europe
Freephone 00800 8008 9009 or
0044 20 8920 4618
Email: euroinfo@nortelnetworks.com

Telephone outside North America and Europe
506 674-5471
Fax: 506 632-8208

Transfer Agents and Registrars
Computershare Trust Company of Canada
Toronto, Montréal, and Vancouver
Tel: 1 800 834-9814

Computershare Trust Company, Inc.
Denver, Colorado
Tel: 1 800 962-4284

NORTEL NETWORKS IN BRIEF

As an industry leader and innovator transforming how the world communicates and exchanges information, Nortel Networks delivers cost-effective network solutions and services to wireline and wireless telecommunications service providers and enterprises, including Fortune 500 corporations, small businesses, health care, education and government institutions. Working closely with its customers and partners, the company is enabling businesses and consumers to benefit from data, voice and multimedia communications that are secure, flexible, easy-to-use, and accessible anywhere and anytime.

Selected Financial Data

Prepared in accordance with accounting principles generally accepted in the United States of America.
(millions of U.S. dollars, except gross margin and per share amounts).

	2002	2001
Revenues	**10,560**	17,511
Gross margin percent	**34.2**	19.1
Net loss from continuing operations	**(3,585)**	(24,307)
Net loss from discontinued operations - net of tax	**–**	(3,010)
Loss per common share from continuing operations - basic	**(0.93)**	(7.62)
Loss per common share from discontinued operations - basic	**–**	(0.94)
Cash and cash equivalents	**3,861**	3,513
Total assets	**15,971**	21,137
Long-term debt	**3,952**	4,478
Shareholders' equity	**1,960**	4,824

All amounts in this annual report are in U.S. dollars.

Certain information included in this annual report is forward-looking and is subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ from current expectations include, among other things: the severity and duration of the industry adjustment; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring actions compared to the estimated costs of such actions; fluctuations in operating results and general industry, economic and market conditions and growth rates; the ability to recruit and retain qualified employees; fluctuations in cash flow; the level of outstanding debt and our current debt ratings; the ability to meet the financial covenant in our credit facilities; the use of cash collateral to support our normal course business activities; the dependence on our subsidiaries for funding; the impact of our defined benefit plans and our deferred tax assets on our results of operations, cash flows and compliance with our financial covenant; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; international growth and global economic conditions, particularly in emerging markets and including interest rate and currency exchange rate fluctuations; the impact of rationalization in the telecommunications industry; the dependence on new product development; the uncertainties of the Internet; the impact of the credit risks of our customers and the impact of customer financing and commitments; stock market volatility; the impact of the New York Stock Exchange minimum listing requirements and the proposed consolidation of our common shares; the impact of acceleration or early settlement of our purchase contracts; the impact of supply and outsourcing contracts that contain delivery and installation provisions, which, if not met, could result in the payment of substantial penalties or liquidated damages; the ability to obtain timely, adequate and reasonably priced component parts from suppliers and internal manufacturing capacity; the future success of our strategic alliances; and the adverse resolution of litigation. For additional information with respect to certain of these and other factors, see the reports filed by Nortel Networks with the United States Securities and Exchange Commission. Unless otherwise required by applicable securities laws, Nortel Networks disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



L.R. Wilson
Chairman of the Board

Dear Shareholders and Friends:

I am pleased to report on the progress of our company as we emerge from an extraordinary year both for the industry and Nortel Networks, one of the most difficult years telecom and the corporation have ever experienced.

The great telecom collapse was punishing for all industry players and for our employees and investors. But our leadership team adjusted to the industry challenges and made the hard decisions that will help ensure our long-term viability. The result is a company that enters 2003 well positioned to move forward in a profoundly reshaped industry.

On behalf of the board of directors, I would like to thank the many people who played a part in accomplishing this feat: the employees who displayed resolve, courage, and determination while coping with a traumatic downturn, and our customers, suppliers, and other stakeholders without whose support no progress would have been possible. I especially want to thank our shareholders, who have stood by us during this difficult period.

Looking Forward

The year ahead will see many new challenges as we work to return to profitability and renew our reputation as an innovator and major force for progress. We plan not only to survive, but to prevail as an industry leader as we find greater acceptance and success for our products.

We move ahead in a business environment still coming to terms with corporate scandals that highlighted the need for high standards of ethical business behavior. One result has been intense public scrutiny of corporate governance issues and of the role of boards of directors. New rules and regulations are being implemented in many countries.

A Company of Best Practices

Many of the proposed new rules and regulations focus on director independence and expertise, together with board processes and responsibilities. These things are important, but we should also remember that sound governance involves more than a "check-the-box" list of minimum governance criteria. Effective governance requires a proactive, focused state of mind on the part of directors, the CEO, and senior management, all of whom must be committed to success through performing their responsibilities with the highest standards of responsibility and ethics.

Nortel Networks has always strived to be a "best practices" company. We have a tradition of maintaining a strong system of governance within which the board and management can address their respective responsibilities. This is a structure designed to enhance goal setting, decision-making, and appropriate monitoring of compliance and performance within a framework of solid corporate values.

We believe we have a well-balanced board of directors who bring to the corporation a wealth of experience and a broad range of knowledge and skills. Our directors are people of objectivity, high values, business acumen, and sound judgment who provide wise counsel and harness their talents to pursue the objectives of the company. They act with integrity and discipline and demonstrate a commitment to the corporation, its business strategies, and long-term shareholder value as they perform their responsibilities supervising the management of the business affairs of the corporation.

We believe we have a well-balanced board of directors who bring to the corporation a wealth of experience and a broad range of knowledge and skills. Our directors are people of objectivity, high values, business acumen, and sound judgment who provide wise counsel and harness their talents to pursue the objectives of the company.

As non-executive chairman, I am also responsible for ensuring that the committees of the board function in a manner that is independent of management and act as a liaison between senior management and our board of directors.

We communicate with our shareholders in a variety of ways, including quarterly reports, the annual report, and the shareholders meeting where we are pleased to spend time responding to shareholder questions. At all times, we try to state things as candidly and simply as possible to help investors understand the company's business and the environment in which we operate.

Corporate Governance and Responsibility

I'm confident that our board has a good record when it comes to corporate governance and corporate responsibility. But there's always room for improvement. We'll continue to review guidelines and practices as well as proposed governance reforms, not just to ensure compliance but also in order to implement what we believe are the most effective governance policies and practices for the company.

There is clearly a need for greater openness and transparency at a time when boards are being examined as never before for their independence, integrity, and effectiveness. Accordingly, we have reviewed and renewed our set of corporate governance practices. These, together with our board mandate, are posted on our website at **www.nortelnetworks.com**.

There is clearly a need for greater openness and transparency at a time when boards are being examined as never before for their independence, integrity, and effectiveness.

The proxy circular and proxy statement for our April 24, 2003 shareholders meeting also contains our *Corporate Governance Report* and the *Joint Board Compensation Committee Report on Executive Compensation*. These describe how we're addressing issues of concern to investors today, including the oversight required to serve the long-term interests of our shareholders, employees, customers, suppliers, and the communities where we do business and performance-based executive compensation.

On behalf of the board, I can assure everyone with a stake in our future that the directors will continue exercising diligent oversight of the business affairs of the corporation, working with Frank Dunn and his team as they carry out their strategy to restore profitability and confidence in our company in the year ahead.

L.R. Wilson
Chairman of the Board

CHIEF EXECUTIVE OFFICER'S MESSAGE

Turning the Page

To Our Shareholders:

With 2002 behind us, I want to turn the page and use this letter to talk about the future and our strategy for succeeding in a significantly transformed industry. I feel compelled, however, to first make a few brief comments about 2002, one of the most challenging and uncertain years in industry and company history. This was reflected in our financial performance, the details of which are documented in this annual report.

Though the telecom industry's protracted period of financial correction and structural change continued in 2002, we achieved much during the past 12 months. We redefined and stabilized our business model and streamlined and simplified our operations. We essentially completed our restructuring, finishing the year with four market-facing business units –Wireless Networks, Enterprise Networks, Wireline Networks, and Optical Networks – and just under 37,000 employees.

We continued fostering a vibrant culture of innovation in our labs and business units, maintaining significant R&D investments. Investment in R&D fuels the future – it's the lifeblood of our industry and company. Very little is accomplished in this industry without R&D investments that create value for our customers. Thus Nortel Networks is and must remain a technology leader in an industry that's a vital component of a global economy increasingly interdependent and interconnected as markets became more globalized. We've already seen recent advances in telecom make it possible for small entrepreneurial firms to become truly global in ways not possible just a short time ago.

The Impact of Telecom

A critical and often overlooked feature of the global economy – and globalization – is the significant role that the market-driven technological and commercial innovations produced in telecom research labs play in driving the continued integration of trade and international finance.

Over the past decade, advances in network-based technologies have contributed to the dismantling of the barriers of time, culture, and distance thereby enabling the acceleration of trade and financial integration. In this regard, telecom is a transformative force in the global economy – a role that'll expand in the years ahead as advances in network technology afford individuals and enterprises expanded access to innovative information services and electronic resources. Technology advances will only accelerate this trend.



Frank Dunn
President and CEO

New network services and "electronic tools" that have already transformed most of our lives and business models will expand personal opportunities while enabling competitive enterprises to be more creative, productive, and responsive to the needs of an information society. The telecom and computer revolution is nowhere near over. As information networks evolve, they'll deliver the combined power of computing and telecom.

The Year Ahead

We entered 2003 focused outward on priorities like gaining market share, delivering on our commitment and implementing strategies that create new opportunities for profitability and future growth. We're moving forward with caution, however. There'll continue to be downside risks as the year progresses. For example, as an integral part of the global economy, telecom is exposed to a somber geopolitical environment that in early 2003 is creating considerable uncertainty in the world economy.

We've set several priorities for the year ahead. Our number one priority is continued improvement in our financial model. We're looking to manage for profitability as a cash-generating business – driving growth in each of our businesses in line with customer priorities, continuing to improve our gross margins and spending efficiencies and maintaining a strong cash position.

We envision infostructure as the next mass medium, but with a difference: it will be an information-gathering, communications and entertainment environment.

Another priority is strengthening our R&D effectiveness to continue to be a technology thought leader in the industry. Operating with one foot in the market and one foot in technology, our technology community and business units are closely tracking where the industry is headed so we have the products needed to generate new growth opportunities in the years ahead.

Customer engagement is another area of intense focus. The relationship between customers and suppliers changed profoundly after the high-growth 1990s. Customers are heavily influencing the future direction of technology in the industry. They're demanding technology that delivers value and helps them improve their own profitability and productivity while also creating sustainable revenue streams. This change of attitude on the part of customers reinforces our need to rally the company around the sales force, refresh our brand, and ensure product and service quality is an asset.

A common vision, a common strategy, and unity of direction and effort of the entire company are also essential for a successful future. So is a systematic abandonment of anything that no longer fits the company's purpose and strategy, or no longer makes a superior contribution to our need to be profitable and viable. We have to ask the tough questions: Are the things we're doing today aligned with rebuilding for the future? Are they aligned with a return to profitability? Do they contribute to improving competitive performance? What's next for the industry? What's the next big opportunity?

Our Vision and Strategy

We believe the answer to those questions is connected to our vision of the future. That vision is the creation of "infostructure" – a ubiquitous information environment that will enrich the way we interact with each other and conduct business. We envision infostructure as the next mass medium, but with a difference: it will be an information-gathering, communications and entertainment environment. The opportunity to enable this environment reflects the impact of technology in three prime areas:

- information appliances, both wireless and wired, with which end users engage network services;
- broadband, intelligent networks to which these appliances are connected; and
- information content and communications capabilities that make networking valuable to users.

Our infostructure vision is really about going back to our technology roots. Early in our history, Nortel Networks played a role in the creation of a whole new communications industry which transformed people's personal and business lives. Over the ensuing decades we built on that heritage, cultivating a rich tradition based on a passionate long-term commitment to leading change. Developments like Digital World a generation ago earned us a well-deserved reputation as an industry leader and innovator.

Our strategy is ambitious, but we're in a strong position to implement it. We have a skill set that's unique in the industry. We have technical expertise spanning optical, packet, voice, and wireless; networking know-how for installing and operating large sophisticated carrier-grade networks; network-wide service deployment capabilities.

Over the past 30 years, the telecommunications industry has seen sweeping technological change: from digital to optical to wireless. Now our industry is undergoing another major transformation, changing yet again how the world communicates and people interact. Just as before, these changes will be profound and permanent – and will be made possible through the evolution of technology, much of it the product of our R&D labs.

For us, the starting point for creating an infostructure environment is based on our strategy to help our customers evolve toward a new type of adaptive network architecture that will make it possible to integrate voice, data, packet, wireline, and wireless through secure, flexible networks that are more efficient to operate and intuitive to use.

Our strategy is ambitious, but we're in a strong position to implement it. We have a skill set that's unique in the industry. We have technical expertise spanning optical, packet, voice, and wireless; networking know-how for installing and operating large sophisticated carrier-grade networks; network-wide service deployment capabilities.

Our customers know we're dedicated to helping them succeed by creating value through our R&D and portfolio investments, developing technologies to transform their networks. We believe their confidence in us will grow even stronger in 2003 as we deliver on our transformation strategy.

Building on our Strengths

Going forward, we'll continue to build on our strengths as a company that creates customer value. We'll leverage our position as a global company in the industry, with management and sales teams and R&D facilities distributed around the world, serving a widespread installed base in North America, Asia-Pacific, the Caribbean and Latin America (CALA), and Europe, the Middle East, and Africa (EMEA). The globalization of telecom activity has been a defining trend of our time, and we're well positioned to play and win the global game.

We'll do so guided by our corporate values, highlighted on the page following this letter. You might say these are Nortel Networks family values – guiding how we do business and behave as a company. Going to the heart of our culture and corporate governance, these values revolve around always putting the customer first, striving for industry-leading quality in every aspect of our business, pursuing breakthrough innovations that benefit our customers, always acting with integrity, and being an employer that treats its people as its strength.

Looking back on the year just past, what stands out is the fierce resolve, energy, and commitment of our extraordinary people who worked untiringly to help our company through an extremely difficult period.

This last point is especially critical. To retain our position as an innovator and industry thought leader, we depend on our people for their inspiration and creativity. Everyday, we're grateful for the support and contributions of our team of dedicated people who are dependable, reliable, accountable and responsible – they are the source of thoughtful decision-making and intelligence at every level of the organization. Simply put, I feel that Nortel Networks people are the best in the business.

There are few companies with people so capable of delivering innovative new ideas and leading change, who are so inspired by the biggest challenges and can both anticipate how change will impact communications and translate that knowledge into an understanding of what new value must be delivered to our customers. There are also few companies with employees who are so passionate about winning, which I believe is our most powerful intangible asset going forward.

Looking back on the year just past, what stands out is the fierce resolve, energy, and commitment of our extraordinary people who worked untiringly to help our company through an extremely difficult period. Demonstrating such spirited resilience, perseverance and courage, all our people, including the many who unfortunately had to leave, deserve our thanks and praise.

There's a motto we're fond of repeating that is the hallmark of Nortel Networks and our people: "When we're behind, we never quit. When we're ahead, we never rest." Now that we've turned the page on 2002, we're driving harder than ever to succeed in 2003 and beyond.

Our business model is in place, our strong customer relationships enable us to be a valued partner, our installed base gives us many opportunities to transform networks, and our solutions and investments give us the needed technology capabilities. In short, Nortel Networks is poised to reinforce its position as an industry leader and innovator creating value for a diverse base of customers around the world.

Frank Dunn
President and Chief Executive Officer

CORE VALUES

Customers... are the driving force

We start with our customers' needs – the driving force behind everything we do. We continuously prioritize our actions, balancing all the needs of our customers – timeliness, feature-richness, value, and reliability. We foster long-term relationships with market-defining customers – understanding their businesses thoroughly and earning their trust. We all understand how our individual work contributes to customer success, and prioritize/organize accordingly.

People... are our strength

We act on the belief that our people are our strength, knowing that the knowledge, commitment and talent of different people around the world drive our success. This will be reflected in our people practices such as recognition, development, and compensation. We maintain a business environment of dignity and respect. We respect each other enough to tell the truth, and work together to make things better. We listen to each other even when we disagree.

Quality... is in every aspect

We are committed to making our technology work for our customers. We continuously prioritize our actions based on balancing all the needs of our customers: timeliness, feature-richness, value, and reliability. We are driven to continuously improve – never satisfied with "good enough." We focus on quality in every aspect of our business – not just products, but also our processes, services and work environment.

Innovation... fuels our future

Nortel Networks is known for high-quality innovation. It's not about tinkering at the edges, but coming up with radically different products that can benefit our customers in profound ways. We understand our customers' businesses so well that we can create the future with them. We take risks to pursue breakthrough innovations that help our customers make people's lives better.

Accountability... brings clarity

We are clear on what we're doing, why we're doing it, and what outcome each of us has to deliver. We are all accountable to each other and our stakeholders for doing what we say we will do. We will work as a team – not blaming, but communicating – and taking action together.

Integrity... underpins everything

We compete vigorously and fairly in the marketplace. We are honest and obey all applicable laws. We are committed to living out our values. We treat others with dignity and respect. We do what we say we will do. We strive to do the right thing for individuals, organizations and society in general.

BUSINESS OVERVIEW

Overview

Nortel Networks Corporation is an industry leader and innovator focused on transforming how the world communicates and exchanges information. We supply products and services that support the Internet and other public and private data, voice and multimedia communications networks using wireline and wireless technologies, which we refer to as "networking solutions". Our networking solutions generally bring together diverse networking products from our various product families, and related services, to create either a customized or "off the shelf" solution for our customers. Our business consists of the design, development, manufacture, assembly, marketing, sale, licensing, installation, servicing and support of these networking solutions. A substantial portion of Nortel Networks has a technology focus and is dedicated to research and development. This focus forms a core strength and a factor differentiating us from many of our competitors. We envision an information society where people will be able to connect and interact with information and with each other instantly, simply and reliably, seamlessly accessing data, voice and multimedia communications services and sharing experiences anywhere, anytime.

Our networking solutions include network equipment, software and other technologies that enable local and long-distance communications companies, wireless service providers, cable multiple system operators and other communications service providers to provide their customers with services to communicate locally, regionally or globally through the use of data, voice and multimedia communications.

Also, our networking solutions provide enterprises such as large and small businesses, governments, educational institutions and other organizations, with the ability to communicate locally or globally within their organization and with other organizations and individuals through the use of data, voice and multimedia communications. We are focused on providing high-performance networking solutions that transform the way people and companies communicate and conduct business.

During the third quarter of 2002, we changed the way we managed our business to streamline and focus more directly on our customers in our four core business areas. We now conduct business in the following four reportable segments: Wireless Networks; Enterprise Networks; Wireline Networks; and Optical Networks (formerly named Optical Long-Haul Networks). During the second quarter of 2002, we shifted the accountability for the metro optical portion of Metro and Enterprise Networks (now split into Enterprise Networks and Wireline Networks) into Optical Networks. We refer you to the descriptions of Wireless Networks, Enterprise Networks, Wireline Networks and Optical Networks below. All financial information has been restated to reflect these re-organizations. For financial information by reporting segment and product category, see "Segmented information" in note 5 of the accompanying consolidated financial statements and "Results of operations – continuing operations – Segment revenues" in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Developments in 2002

In 2002, the telecommunications industry continued to experience significant adjustment which began in 2001. Industry demand for networking equipment continued to decline in response to the ongoing industry adjustment, the economic downturn and to the related tightening in the global capital markets. As a result of the continued industry adjustment, the business marketplace has changed. Excess network capacity still exists as a result of the pace of new network construction and strong economic growth in 1999 and 2000 and due to the financial difficulties of a number of communications service providers around the world. In 2002, the industry also experienced continuing consolidation.

Our customers continued to focus in 2002 on conserving capital, decreasing their debt levels, reducing costs and/or increasing the capacity utilization rates and efficiency of existing networks. Customers are no longer building new networks in anticipation of market demand but are waiting until actual end user demand warrants such increased network capacity. Enterprises and service providers are focused on conservative capital spending that can reduce their costs, provide new revenue growth and maximize their return on invested capital. As a result, capital spending by enterprises and service providers around the world continued to decline in 2002.

In response to the ongoing industry adjustment, we engaged in a number of activities in 2002 to further streamline our operations and activities around our four core businesses and to strengthen our financial position. Some of our activities in 2002 included:

- realignment of Optical Networks, including the sale of certain optical components assets;
- restructuring, including additional workforce reductions and asset writedowns;

- equity offerings during the second quarter; and
- expiration and termination of certain of our credit facilities and amendments to our security agreements.

As a result of these initiatives, we have made substantial progress in reducing our costs and creating a business model that we believe is better aligned to the current state of our industry. For information on these and other developments in 2002, see "Special charges" in note 6, "Divestitures, closures and acquisitions" in note 9, "Long-term debt and credit facilities" in note 10 and "Capital stock" in note 14 of the accompanying consolidated financial statements and "Developments in 2002" in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Networking solutions

Our networking solutions include network equipment, software and other technologies that enable communications through the use of data, voice and multimedia networking. In our industry, networking refers to:

- the connecting of two or more communications devices, such as telephones for voice communications and personal computers for data communications, across short or long distances to create a "network";
- the connecting of two or more networks; or
- the connecting of equipment used in a network.

A telecommunications network generally consists of network access equipment, network transport equipment and core networking equipment.

Network access

Network access refers to the portion of a network that runs from an end user to the network access equipment that resides in locations between the end user's site and the interior or "core" areas of a network. For our network access solutions, we refer you to each of our segment descriptions below.

Network transport

Network transport refers to the portion of a network that runs from network access equipment to core networking equipment, or from core networking equipment in one location to core networking equipment in another location. Network transport may be over wireline cabling (fiber optic, copper wire or coaxial), or over wireless radio signals transmitted through the air between locations using antennas. The most common method for long-distance network transport is optical networking, which uses light waves to transmit communications signals through fiber optic cables. Network transport by wireless radio signals is also known as digital radio transport, which we do not offer as part of our products and services. For our optical transport products, we refer you to our "Optical Networks" description below.

Core networking

Core networking refers to the apparatus and workings of the interior areas of a network. Core networking equipment directs, routes or "switches" the data, voice and multimedia communications signals from one part of the network to another. Core networking uses either packet-based networking or circuit networking. Packet-based networking involves the partitioning of a data, voice or multimedia communications signal into pieces, or "packets", that are directed or routed through the network independently and then re-assembled at the destination. This enables large numbers of communications signals to be directed or routed simultaneously and more efficiently than in circuit networking, which requires a separate network circuit to be maintained for each communications signal for the duration of the transmission. For our core networking solutions, we refer you to each of our segment descriptions below.

Wireless Networks

Products

Wireless networking, also known as mobility networking, refers to communications networks that enable end users to be mobile while they send and receive voice and data communications using wireless devices, such as cellular telephones and personal digital assistants. These networks use specialized network access equipment and specialized core networking equipment that enable an end user to be connected and identified when not in a fixed location. The technology for wireless communications networks has evolved and continues to evolve, through various technology "generations".

- First generation (1G) wireless technology refers to analog wireless communications networks based on circuit switching technology that are limited to voice communications.
- Second generation (2G) wireless technology refers to digital wireless communications networks based on circuit switching technology with modest data transmission capabilities.
- Third generation (3G) wireless technology refers to digital wireless communications networks based on packet networking technology with voice, high-speed data and multimedia transmission capabilities.

Our existing wireless solutions span second and third generation wireless technologies and most major global digital standards for mobile networks. The majority of wireless communications networks existing today are based on 2G wireless technologies. However, 3G networks have been launched in several regions. There are several main international standards for wireless communications networks.

- Time Division Multiple Access (TDMA) is a 2G wireless standard supported mainly in the United States, Canada and the Caribbean and Latin America region, or CALA, that uses timeslots within a radio frequency channel to separate users' conversations.
- Code Division Multiple Access (CDMA) is a 2G wireless standard, also known as cdmaOne, supported in each geographic region. CDMA uses codes, much like encryption, to distinguish one call from another, with all calls in a given cell transmitted over the entire range of radio frequencies assigned to the network operator within the cell. CDMA networks are evolving to 3G according to the CDMA 3G 1xRTT (single channel (1x) Radio Transmission Technology) standard, also known as cdma2000, for voice and high-speed data mobility. CDMA 3G 1xEV-DO (EVolution Data Only) and CDMA 3G 1xEV-DV (EVolution Data and Voice) are extensions of CDMA 3G standards for high speed wireless networks for data, voice and multimedia communications.
- Global System for Mobile communications (GSM) is a 2G wireless standard supported all over the world that, like TDMA, uses time slots within a specified radio frequency channel to distinguish one call from another. GSM networks are evolving to carry data, as well as voice, with the introduction of General Packet Radio Standard (GPRS). GPRS is viewed as a "2.5G" technology that provides faster and therefore increased data transmission capabilities. Enhanced Data Rates for Global Evolution (EDGE) is a further evolution of GSM systems to support higher data speeds. In addition to higher data speeds, EDGE provides increased voice capacity for existing GSM operators.
- Universal Mobile Telecommunications System (UMTS) is an emerging standard for 3G networks based on Wideband CDMA (WCDMA) technology. UMTS combines WCDMA-based radio access with packet switching technology to yield high capacity, high speed wireless networks for data, voice and multimedia communications.

We offer a broad portfolio of solutions for wireless communications networks. Our wireless networking products support the TDMA, CDMA/CDMA 3G, GSM/GPRS/EDGE and UMTS standards. We also offer a range of related professional services to our customers, including: network design and engineering services; installation services; network optimization services; network operation services; and technical operations and maintenance services.

Network access

Radio network access equipment uses radio waves to provide wireless access to the subscriber's hand held device, enabling the wireless subscriber to connect to the network to send and receive data, voice and multimedia communications. The key network elements in radio access are base station transceivers and base station controllers. As a mobile subscriber moves away from the area covered by a base station transceiver, also known as a cell site, the subscriber will lose the call unless an adjacent cell site provides the coverage. This requires that an active wireless call be transferred from one cell to another cell without breaking or disconnecting the call in progress, also known as a "hand-off". Base station transceivers and base station controllers work together with core networking equipment to perform a call hand-off. We offer our customers a wide range of base station transceivers and base station controllers for TDMA, CDMA/CDMA 3G, GSM/GPRS/EDGE and UMTS standards. The base stations are available in the common frequency spectrum bands that are assigned to mobile communications and support a wide variety of network requirements, including metropolitan and dense urban networks. These are generally available in micro, macro and mini base station transceiver packages and are available in both outdoor and indoor versions of base station transceivers. We do not manufacture or sell cellular phones.

- Our CDMA base station transceivers support CDMA 2G (IS-95) and CDMA 3G transmission standards. Many of our customers have already deployed CDMA 3G base station transceivers that support 1xRTT and are upgradeable to support emerging CDMA 3G 1xEV-DO and CDMA 3G 1xEV-DV standards in the future.
- Our GSM base station products support wireless service providers with licensed radio spectrum and can be upgraded to support GPRS.
- Our UMTS Access Network radio network access equipment is now available for commercial deployment.

Core networking

Core networking equipment directs, routes or "switches" communications signals within a service provider's wireless communications network. The primary functions of core networking equipment in wireless communications networks are: identifying and authenticating the called party; locating the called party; directing the call through the system; and generating call detail records for billing purposes. The key network elements in the core part of a wireless communications network are mobile switching centers and home location registers.

- Mobile switching centers direct or "switch" data, voice and multimedia communications signals from one network circuit to another. Mobile switching centers also support advanced voice services like 3-way calling, calling party number/name delivery, call holding and call redirection. Mobile switching centers work in conjunction with adjunct systems like voice mail systems, short message service centers and multimedia messaging systems to provide voice, text and multimedia messaging services.
- A home location register is a database that contains permanent subscriber data, such as provisioning and service information and dynamic information, such as the wireless handset's current location.

We offer mobile switching centers and home location registers that support TDMA, CDMA/CDMA 3G, GSM/GPRS/EDGE and UMTS core networks. Our GPRS core network portfolio includes Serving GPRS Support Node and Gateway GPRS Support Node. Our Serving GPRS Support Node, which connects the GPRS "backbone" network to the base station transceiver and the home location register, registers and tracks mobile users and delivers data communications to cellular phones and other mobile devices in a given service area. Our GPRS Gateway Support Node routes data communications and connects the GPRS backbone network to external data networks. Our UMTS 3G core networking equipment, including our UMTS Serving Support Node and our UMTS Gateway Support Node, are commercially available. Our 3G product portfolio reuses the same platforms used in 2G and 2.5G products, providing significant investment protection for our customers.

Product development

Our wireless networking products in development include the next evolution of our CDMA 3G products, our GSM/GPRS/EDGE products and our UMTS products.

- Our CDMA 3G 1xRTT products are generally available and have been deployed in several commercial networks in all our geographic regions. Our CDMA 3G 1xEV-DO product is undergoing commercial trials in the United States and Brazil. We are currently working with the various standards bodies to finalize the specifications for CDMA 3G 1xEV-DV.
- There are several GSM/GPRS/EDGE products that are being developed to allow GSM operators to offer higher data rates on existing GSM spectrum allocations. We successfully completed customer trials of Adaptive MultiRate (AMR) base station transceivers in the second half of 2002. AMR provides higher spectral efficiency to support more customers on the same network.
- The enhanced version of our GSM base station controller, the GSM BSC e3, is currently in development. We have been shipping EDGE hardware ready base station transceivers since the second quarter of 2002, and we are currently developing EDGE software.
- Our UMTS radio network access and core networking products are currently being tested for commercial launch by several operators in the Europe, Middle East and African region, or EMEA.

Markets

The original wireless communications networks were built using 1G analog technology. In the early 1990s, advanced 2G digital technology based systems, including TDMA, CDMA and GSM, were introduced. Over the next couple of years, we expect most of the remaining analog wireless networks to migrate to digital technologies.

- Wireless service providers operating TDMA networks, a mature technology, are expected to migrate to either GSM/GPRS/EDGE or CDMA/CDMA 3G systems based on their business strategies.
- Many CDMA operators have already upgraded their network to support CDMA 3G technology that provides higher data speeds and increased voice capacity. These networks are expected to evolve to CDMA 3G 1xEV-DO and CDMA 3G 1xEV-DV standards to further increase data speeds and voice capacity.
- Since the beginning of 2000, many wireless service providers have been upgrading their GSM networks to GPRS. The upgrade to EDGE is expected to occur over the next several years, and is viewed by many operators as 3G. GSM will continue to be an important standard for the United States, Canada and developing countries.
- Certain operators in EMEA and the Asia Pacific region have either launched or announced their intention to launch 3G networks based on UMTS technology.

There are two key aspects to the migration from 2G wireless communications technologies to 2.5G and 3G wireless communications technologies. The first is that all current 3G technologies, including CDMA 3G and UMTS are based on spread spectrum technology. The second is that the migration from 2G to 2.5G and 3G technologies is largely based on a transition from circuit switching technologies in 2G core networks to packet-based networking technologies in 3G core networks. We believe that our extensive experience in deploying CDMA wireless communications networks, combined with our expertise in packet-based networking for wireline networks, will be a competitive strength during the migration from 2G wireless communications networks to 2.5G and 3G wireless communications networks. However, the timing of this migration has become increasingly difficult to predict as a result of the complexities and potential for delays in implementation of 3G network deployments.

We anticipate that demand for wireless networking equipment will be driven primarily by the growth of 2.5G and 3G wireless networking systems. Several commercial CDMA 3G networks have been launched in the United States, Canada, CALA and the Asia Pacific region. GPRS networks have already been launched in EMEA, the Asia Pacific region, the United States and Canada. In addition, several existing operators are planning to upgrade their networks to EDGE to support higher data rates. While the first launches did take place in EMEA and the Asia Pacific region, the timing of UMTS network deployments remains uncertain, generally due to delays in UMTS hand set availability as a result of technology issues, the high license fees and continued financial difficulty of certain wireless service providers.

For a discussion of important trends in Wireless Networks, see "Results of operations – continuing operations – Wireless Networks" in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Customers

Our Wireless Networks customers are wireless service providers, and their customers are the subscribers for wireless communications services. The top 20 global wireless service providers collectively account for a majority of all wireless subscribers around the world. We are currently focused on increasing our market presence among the top global wireless service providers. We expect to see the continued consolidation of wireless service providers, particularly in light of the large UMTS 3G license fees paid by wireless service providers in EMEA, and the large capital investments they must make to build their 3G wireless networks. None of our Wireless Networks customers represented more than 10 percent of Nortel Networks consolidated revenues in 2002.

Enterprise Networks

Products

Our Enterprise Networks portfolio of products provide wireline voice and multimedia communications for our customers. We also provide our customers with related professional services including: strategic planning and network design services; operations planning and consulting services; technology and process outsourcing services; network applications and network content services; and installation and ongoing technical support.

Circuit and packet voice solutions

Our voice portfolio includes a broad range of circuit and packet voice communications solutions. These include circuit to packet convergence systems, combined voice and data integration solutions, as well as next generation and legacy voice systems.

- Our enterprise Succession solutions are combined voice and data communications systems for service providers and large enterprises. These solutions are designed to give our customer the ability to support data and large enterprises networking without replacing their existing voice networks, or the ability to add voice services to existing data networks. Our enterprise Succession solutions can be used by customers building new networks, and customers who want to transform their existing voice communications network into a more cost effective packet-based network supporting data, voice and multimedia communications.
- Our Business Communications Manager is a combined voice and data communications system for branch offices and small to medium-sized businesses that uses both digital and Internet Protocol (IP) technologies. This solution allows migration from an enterprise's separate voice and data communications infrastructures to a combined next generation Internet-based system. Available applications include voice messaging, cordless phones, contact center software and data communications routing.
- Our Meridian digital telephone switching systems (Meridian) are designed for small, medium and large commercial enterprises and government agencies. These circuit network telephone systems provide voice communications features, such as voice messaging, call waiting and call forwarding, as well as advanced voice services, multimedia applications and other networking capabilities. Our customers can also configure their Meridian to send voice communications over the Internet with our Internet Telephony Gateway products and our i2004/i2050 Internet telephones.
- Our remote office portfolio contains a combination of products that allow remote users, whether individuals at home or groups of employees in small offices, to access the full complement of Meridian features.
- Our Norstar digital telephone switching systems are designed for small to medium-sized businesses and branch offices of large organizations. These circuit networking telephone systems can be configured with a suite of applications, such as voice messaging, cordless phones, contact center software and interactive voice response systems.
- Our customer contact and voice portal solutions provide the means for enterprises to do business with their customers consistently regardless of where they are located, the time or whether they interact over the telephone or Internet. Our solutions include our:
  - Periphonics interactive voice response systems that automate functions often conducted by a company's telephone agents. Our interactive voice response systems answer the telephone, greet callers, offer menu options and provide information to the caller in a consistent, accurate manner. These systems use advanced speech recognition systems to allow a caller to interact with the system by orally responding to questions or prompts presented to the caller by the system.
  - Symposium call center portfolio of products that provide call center solutions for small, medium and large organizations. Our Symposium call center solutions can provide either a standard circuit-switched voice system or an Internet-based call center solution.
  - CallPilot, which is a unified messaging tool that utilizes speech recognition and Transmission Control Protocol/IP digital networking to give complete access and total control of facsimile, e-mail and voice messages. Using simple voice commands like "play" or "print", a user can remotely manage their multimedia communications over the telephone. The user can print facsimiles, store or delete voice messages and more by simply speaking.

Data networking and security solutions

We offer a broad range of data networking (packet switching and routing) and security solutions for our customers. Our packet switching and routing systems include data switching systems, aggregation products, virtual private network gateways and routers.

- Our Alteon Web products provide data switching designed to allow service providers and enterprises to provide Internet data security, to manage and prioritize the Internet content that is provided to end users, and to balance the amount of communications traffic on multiple Internet servers.
- Our Baystack and Business Policy Switch 2000 portfolio is a series of high performance packet switches for our enterprise customers' small to large local area networks that use the Ethernet, a standard computer networking protocol for local area networks. These switching systems are designed to allow the prioritization of communications traffic to ensure network integrity for certain applications, such as systems for voice communications over the Internet.
- Our Passport family of multi-service switching products offers high-speed, high-capacity data switching to support a wide range of data communications technologies, including multi-protocol label switching, asynchronous transfer mode, IP and frame relay services. These products are also key components of our Succession solution, voice over packet applications and IP virtual private network services. Our Passport Ethernet Routing Switch delivers IP routing and switching.
- Our Bay router portfolio is a family of routers that work with a variety of data networking protocols to offer expandable, contractible and cost-effective connections for use in our enterprise customers' local area networks, campus networks and wide area networks. These solutions use the IP standard to route data communications traffic from one corporate site to another within an enterprise's network.
- The Contivity Secure IP Services Gateways (Contivity) are a family of products delivering security and IP services in a single integrated platform. IP services including IP routing, virtual private networks, firewall applications, policy management and Quality of Service services, which normally would require several different devices, are provided by a single Contivity device. Designed for enterprise networks, Contivity leverages the cost advantages of the Internet while providing secure communications across the public IP infrastructure.

Product development

We are currently focused on developing products that support the continuing evolution of voice and data communications systems toward converged or combined voice and data networks including:

- The development of a communication server for enterprise multimedia exchange, a Succession product that will provide the capability to deliver multimedia applications and enhanced networking capabilities.
- Additions to our applications in our Succession products to allow integration of voice over IP with voice extensible markup language and Microsoft Windows XP and the development of new integrated voice recognition speech products offering expanded scalability and functionality.
- New developments in data networking with our BayStack Layer 2 switches that will deliver resiliency and Quality of Service capabilities and Power over Ethernet to provide network connectivity and power to devices over the same line, along with the development of the next generation Alteon Web platform which will feature higher performance, scalability (i.e. the ability to grow a service or capability with incremental cost) and integrated applications.
- Enhancements to our security portfolio including the new Alteon SSL and Web Switching products and a new high-end Contivity product, which is in development scheduled for launch in 2003.
- Enhanced capabilities in our Passport 8600 version 3.3 software, delivering 10 Gigabit Ethernet on either local area network or wide area network platforms that will feature improved scaling, multicast and resilience for better overall performance.

Markets

We offer Enterprise Networks products to enterprises around the world. With the growth of voice and data communications over the public telephone network, the public Internet and private voice and data communications networks, there is an increasing opportunity to converge disparate networks towards a single, high performance network that can support most types of communications traffic and applications.

We believe that in order to meet the growing demand for increased capacity at lower per-minute rates, enterprises will transition their digital circuit-based voice communications to more cost effective packet-based technologies. As a result, we anticipate growth in demand for packet-based networking equipment that supports the convergence of data, voice and multimedia communications over a single communications network and that provides greater network capacity, reliability, speed, quality and performance. However, the timing of this progression is unclear given the continuing industry adjustment and reduction in our enterprise customers' spending.

For a discussion of important trends in Enterprise Networks, see "Results of operations – continuing operations – Enterprise Networks" in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Customers

We offer our products and services to a broad range of enterprise customers around the world, including large businesses and their branch offices, small businesses and home offices, as well as government agencies, educational institutions and utility organizations. Key industry sectors for our business customers include the telecommunications, high-technology manufacturing and financial services sectors. We also serve customers in the healthcare, retail, hospitality, services, transportation, governments and other industry sectors. We are currently focused on increasing our market presence with enterprise customers. In particular, we intend to focus on leading enterprise customers with high performance networking needs. Certain of our service provider customers also act as a distribution channel for our Enterprise Networks sales and include incumbent local telephone companies, competitive local telephone companies and system integrators. None of our Enterprise Networks customers represent more than 10 percent of Nortel Networks consolidated revenues in 2002.

Wireline Networks

Products

Our wireline portfolio addresses the demand by our service provider customers for cost efficient data, voice and multimedia communication solutions. Our converged wireline solutions, including related professional services, simplify network architectures bringing voice, video, data and emerging broadband applications for revenue generating services together on one easy-to-manage packet network.

Circuit and packet voice solutions

We are a leader in the development and deployment of highly scalable circuit switched and secure voice over packet solutions such as voice over IP for wireline and wireless service providers around the world. Our voice over packet solutions offer service providers and cable multiple operators sustainable operating and capital cost reduction, new revenue opportunities, as well as high levels of reliability and network resiliency.

- Our wireline Succession solutions are voice over packet network solutions for service providers. Succession provides the complete range of voice over packet solutions, including local, toll, long-distance, operator services and international gateway capabilities and enables voice applications to run on the new multi-services packet network. Succession solutions leverage more efficient packet-based, as opposed to circuit-based technologies, which drive reduced capital and operational costs for service providers and provide a platform for the delivery of new, revenue-generating services, such as Centrex IP and voice over IP virtual private networks.

- Our Interactive Multimedia Server (IMS) is a Session Initiation Protocol (SIP) based application server. SIP is a standard protocol for initiating an interactive user session that involves multimedia elements such as video, voice, chat, gaming and virtual reality. IMS works as a stand-alone solution or in conjunction with our Digital Multiplex System (DMS) or our Succession solutions to provide advanced packet voice and multimedia capabilities to service providers. Using IMS, our customers can deploy new, enhanced multimedia services, including video, collaboration and personal agent services. Personal agent services allow a user to customize their communications by selecting the medium over which they wish to receive a particular message such as wireline or wireless telephony, e-mail and instant messaging by setting screening criteria such as time of day and day of week, month or year.

- Our DMS is a family of digital, circuit-based telephone switches that provide local, toll, long-distance and international gateway capabilities for service providers and includes Directory and Operator Services for our customers in the United States and Canada. Our DMS systems enable service providers to connect people making local and long-distance telephone calls. Our DMS systems also provide for a broad range of service capabilities, including revenue-generating features such as caller identification and call waiting that are offered to the service providers' residential and business customers. Our DMS family of products can evolve to Succession solutions.

These products work alone or in combination with each other to provide traditional voice services, advanced packet voice services and enhanced multimedia services to service providers around the world.

Data networking and security solutions

We offer a wide range of data networking (packet switching and routing) solutions to our service provider customers. The Passport family of multi-service wide area network switches and the Shasta Broadband Service Node enable our service provider customers to offer connectivity solutions and high value services to both enterprises and residential customers. The connectivity solutions include access services such as: frame relay; Asynchronous Transfer Mode (ATM); digital subscriber line; and Internet access. High-value services such as IP virtual private networks connect enterprise sites and remote users. As well, they provide enhanced network capabilities, such as network security, network address translation and class of service, that enable service providers to offer a wide range of networking services beyond basic connection to the network.

- Our Passport family of products, which have the ability to combine multiple services on a single platform, provide for reliable packet switching, as well as enabling emerging applications such as wireless packet core networking, radio access network aggregation, IP network aggregation, circuit networking traffic grooming and packet voice gateway applications.
- Our Shasta Broadband Service Node is designed to give service providers the ability to logically group tens of thousands of residential and business subscribers in order to re-direct them to various IP virtual private networks, and to centrally apply data network services, such as security, firewall applications and class of service, on a per subscriber and/or per application basis. These value-add services also play a key role in enabling next generation communications services, such as those enabled by our Succession voice over packet product portfolio. The Shasta Broadband Service Node supports a wide range of data network access technologies, including standard dial-up over copper telephone wire, digital subscriber line, ATM, wireless, frame relay and coaxial cable technologies.

Product development

Research and development investments are focused on creating new and improving existing, packet-based residential and business services for wireline and wireless service providers and cable multiple system operators. As well, we continue to develop products that support the evolution of voice and data communications systems toward converged or combined voice and data networks including:

- Enhancements to our Succession packet voice solutions that will allow service providers to connect any business telephone system, using standard voice over IP protocols, into a common dialing plan with connectivity to the public switched telephone network. Additional enhancements to our packet voice solutions will focus on interoperability with other manufacturers, including gateway and integrated access device manufacturers, as well as on meeting the needs of the Asian and European markets.
- Enhancements to the Succession IMS that will allow a service provider to offer intelligent multimedia services across any manufacturers' circuit switches. Additionally, development will focus on increasing the breadth and usability of the Succession IMS applications.
- Additions to the DMS portfolio that will allow service providers to offer and manage IP voice and multimedia (Centrex IP) services to those businesses that use traditional business telephones as well as to those business that use next generation telephones designed for use in IP networks.
- The development of a new, lower-capacity, next-generation data product as well as enhancements to our existing line of Passport and Shasta data products that will increase capacity and speed.
- A focus on cable standards compliance to drive revenue from the cable multiple system operator market.

Markets

With the growth of voice and data communications over the public telephone network, the public Internet and private voice and data communications networks, there is an increasing opportunity to converge disparate networks towards a single, high performance network that can support most types of communications traffic and applications. As data, voice and multimedia communications technologies continue to converge, we anticipate that in the future all communications networks will be able to carry data, voice and multimedia communications effectively, and we anticipate that these networks will use packet-based technologies. Converged voice and data networks also provide an opportunity for service providers to offer new revenue generating services while reducing their ongoing operational costs year over year as they incorporate packet-based technology in their networks. We believe our advantage lies in our ability to transition and upgrade our customers installed base of DMS and Passport solutions to packet-based solutions.

To meet the growing demand for increased capacity which these new multimedia applications will drive at lower per-minute rates, we anticipate that service providers will transition their digital circuit-based voice communications to more cost effective packet-based technologies. As a result, we anticipate growth in demand for packet-based networking equipment that supports the convergence of data, voice and multimedia communications over a single communications network and that provides greater network capacity, reliability, speed, quality and performance. However, the timing of this convergence is unclear given the continuing industry adjustment and reduction in capital spending by our service provider customers spending.

We also expect new entrants, such as cable multiple system operators to increase the size of the voice and data market, as well as increase the competitive pressure on established service providers.

For a discussion of important trends in Wireline Networks see "Results of operations – continuing operations – Wireline Networks" in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Customers

We offer our Wireline Networks products and services to a wide range of wireline and wireless service providers around the world. We are focused on increasing our market presence with key global service providers who we currently expect to account for a substantial proportion of service provider capital spending in 2003 and beyond. Our service provider customers include:

- incumbent local telephone companies (also known as incumbent local exchange carriers and post telegraph and telecommunications companies);
- competitive local telephone companies (also known globally as competitive local exchange carriers);
- long-distance telephone companies (also known as interexchange carriers in the United States);
- wireless service providers;
- internet service providers; and
- cable multiple system operators.

We also offer applicable data networking and security solutions from our Wireline Networks to enterprises for private networking as well as to service providers and system integrators that build, operate and manage networks for their customers such as businesses, government agencies and utility organizations. None of our Wireline Networks customers represented more than 10 percent of Nortel Networks consolidated revenues in 2002.

Optical Networks

Products

Our Optical Networks solutions portfolio addresses the varying communication needs of service providers and enterprises. Optical networks transport data, voice and multimedia communications within and between cities, countries or continents by transmitting communications signals in the form of light waves through fiber optic cables. Optical networking is the most common method for transporting communications signals between the various locations within a service provider's network and is unmatched for delivering vast amounts of data reliably and cost-effectively with service and bandwidth flexibility and scalability.

Our optical networking solutions are designed to provide metropolitan, regional and long-haul, high-capacity transport and switching of data, voice and multimedia communications signals. These solutions include photonic Dense Wavelength Division Multiplexing (DWDM) transmission solutions, synchronous optical transmission solutions, optical switching solutions and network management and intelligence software. We also offer our customers a variety of related engineering expertise, installation and support services worldwide.

- Photonic networking DWDM technology allows multiple light wave signals to be transmitted on the same fiber optic strand simultaneously by using different wavelengths of light to distinguish specific signals, thereby increasing the capacity and flexibility of a network. Our DWDM line systems include optical transmission terminals and optical transmission repeaters. Optical transmission terminals are connected at the ends of the fiber optic cable and send communication signals through this medium using light waves. Optical transmission repeaters are used at locations along fiber optic cables that span long distances to strengthen and reform light wave signals. Our OPTera long-haul DWDM line systems span distances up to 1200 kilometres without the need for optical transmission repeaters and allow the adding and dropping of communication signals at intermediate locations along the route. Our OPTera Metro 5000 metro DWDM series provides market leading protocol and bit rate tolerant scalable multi-service networking solutions within a city or region for up to 200 kilometres.

- Our synchronous optical transmission systems use traditional optical standards, including the Synchronous Optical Network (SONET) standard, which is the most common standard in the United States and Canada and some countries in the Asia Pacific region, and the Synchronous Digital Hierarchy (SDH) standard, which is the most common standard in EMEA and many other countries. Our synchronous optical transmission equipment includes our next-generation SONET/SDH solutions: the OPTera Metro 4000 family (next-generation SDH); the OPTera Metro 3000 family (next generation SONET); and the OPTera Metro Connect. These solutions deliver a multi-service optical platform that integrates diverse protocols and technology-based services over a cost effective, scalable and reliable converged services network.
- Our optical switching solutions enable communication signals in optical fibers to be selectively directed or "switched" from one network circuit to another. Our optical switching products provide grooming, aggregation (the efficient re-packing of lower speed signals into higher speed signals to maximize the use of network capacity) and protection of the end users' communications traffic. These systems focus on delivering cost-efficient solutions to switch large amounts of information between optical transmission systems. Our optical switching products include the OPTera Connect HDX and OPTera Connect DX platforms.
- Our network management software and intelligence solutions are designed to give our customers the ability to monitor and improve the performance of their networks. Our network management software includes our Preside for Optical end-to-end network management software portfolio which support the functions required for controlling, planning and monitoring the equipment and performance of an optical network, such as predetermined traffic routing, equipment configuration management, fault reporting, connection management, performance management and network security.

Our Optical Networks solutions enable customers to enhance and transform their networks towards a scalable and reliable network for delivering diverse high speed data and voice connectivity services. Such network transformation will increase deployment of managed broadband services, such as:

- Optical Ethernet solutions that combine the ubiquity, flexibility and simplicity of the Ethernet network computing protocol with the reliability and speed of optics. Optical Ethernet solutions transport communications signals carrying Ethernet packets in the form of light waves through fiber optic cables between locations within a city or between cities. Our Optical Ethernet solutions:
  - enable service providers to extend Ethernet's benefits outside of local area networks and sell enterprises Ethernet connectivity services in conjunction with Internet access and other applications made possible due to greater bandwidth; and
  - deliver economical site-to-site connectivity for enterprises through these solutions, which are designed to alleviate the congested and complex metropolitan networking bottleneck created by the wide range of users and services that exist within cities.
- Optical storage connectivity solutions, which allow the interconnection of data centers for the efficient preservation and sharing of business-critical data to ensure business continuity and disaster recovery.
- Managed wavelength solutions, which offer multiple protocol and transmission speed networking capability to reliably interconnect business sites.

Product development

We are committed to providing next generation optical networking systems, including the evolution of our next generation SONET/SDH systems, our metro DWDM systems and our optical long-haul line and terminal solutions.

- New releases of our OPTera Metro portfolio are under development to enhance the services supported and the efficiency of service implementation.

- Our OPTera Connect HDX switching system had its first network deployment in 2002 with its first product release and the second release is currently under development to provide additional customer applications.
- We continue to invest in improving the density, capacity and flexibility of our optical long-haul transmission systems.

We continue to invest in core technologies, such as efficient service adaptation, aggregation, switching and management that enable our customers worldwide to deploy innovative optical networking services which we believe will lead the networking transformation towards high performance packet-based networks.

Markets

We are a leading provider of optical networking products to service providers and enterprises around the world. Starting in 2001 and continuing through 2002, capital spending in optical networking equipment by service providers around the world decreased substantially. Service providers remain focused on maximizing return on invested capital by increasing capacity utilization rates and efficiency of existing networks. With the ongoing industry adjustment, many service providers with excess capacity in their optical networks continued to focus on optimizing existing networks and delayed the deployment of next generation products.

The outlook for optical equipment sales is further impacted by service providers preferring to lease excess network capacity from others with excess capacity or to purchase assets from distressed operators rather than making capital investments in their networks. We expect that any additional capital spending by our customers will be increasingly directed to opportunities that enhance customer performance, generate revenue and reduce cost in the near term. However, as service providers begin to more effectively utilize and eventually exceed their network capacity, we expect that they may incrementally enhance their network capacity. In addition, regulatory developments in the United States and other countries, such as the recent success of regional bell operating companies in obtaining permission to offer long-distance voice services, may result in new capital spending by service providers. However, the timing and impact of these developments are difficult to predict.

For a discussion of important trends in Optical Networks, see "Results of operations – continuing operations – Optical Networks" in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Customers

Our Optical Networks business is primarily focused on offering our optical networking products and services to service providers around the world. The service provider customers for our optical networking products include, local and long-distance telephone companies, cable multiple system operators, Internet service providers and other communications service providers. We are currently focused on increasing our market presence with key service provider customers worldwide, who we expect to account for a substantial proportion of service provider capital spending in 2003 and beyond.

We are also focused on enterprises and we continue to provide optical solutions for private enterprise networking and also for service providers to build and operate custom dedicated networks for enterprises. We leverage numerous channels for delivering optical solutions to enterprises from our own direct sales force for large enterprises and governments and through distributors, resellers and partners to offer our solution to medium sized enterprises and smaller enterprises. None of our Optical Networks customers represented more than 10 percent of Nortel Networks consolidated revenues in 2002.

Sales and distribution

All of our four reportable segments use the Nortel Networks direct sales force to market and sell to customers around the world. The Nortel Networks global sale force is divided into regional groups. The head office for the United States and Canadian sales forces is located in Richardson, Texas and the EMEA sales force head office is based in Maidenhead, U.K. The Asia Pacific region's head office is based in Hong Kong and there is also an office in Beijing for Greater China. The CALA sales force head office is based in Sunrise, Florida. Within these regional sales groups, we have dedicated sales account teams for certain major service provider customers. These dedicated teams are located close to the customer's main purchasing locations. In addition, within the regional sales groups are teams dedicated to our enterprise customers. Our Enterprise Networks sales teams work directly with the top regional enterprises, and are also responsible for managing regional distribution channels. We also have centralized marketing, product management and technical support teams dedicated to individual product lines that support the global sales and support teams.

In the Asia Pacific region, particularly in the People's Republic of China, we also use agents to interface with our customers. In addition, we have some small non-exclusive distribution agreements with distributors in EMEA, CALA and the Asia Pacific region. In

Enterprise Networks, certain service providers, system integrators, value added resellers and stocking distributors act as non-exclusive distribution channels for our products.

Product standards, certification and regulation

Our products are subject to equipment standards, registration and certification in Canada, the United States and other countries. We design and manufacture our products to satisfy a variety of regulatory requirements and protocols established to, for instance, avoid interference among users of radio frequencies and to permit interconnection of equipment. For example, our equipment must satisfy the United States Federal Communications Commission emissions testing requirements, and must be certified to safety, electrical noise and communications standards compliance. Different regulations and regulatory processes exist in each country.

In order for our products to be used in some jurisdictions, regulatory approval and, in some cases specific country compliance testing and re-testing may be required. The delays inherent in this regulatory approval process may force us to reschedule, postpone or cancel introduction of products or new capabilities in certain geographic areas, and may result in reductions in our sales. The failure to comply with current or future regulations or changes in the interpretation of existing regulations in a particular country could result in the suspension or cessation of sales in that country or require us to incur substantial costs to modify our products to comply with the regulations of that country. To support our compliance efforts, we work with consultants and testing laboratories as necessary to ensure that our products comply with the requirements of Industry Canada in Canada, the Federal Communications Commission in the United States, and the European Telecommunications Standards Institute in Western Europe, as well as with the various regulations of other countries.

The operations of our service provider customers are subject to extensive country-specific telecommunications regulations. In the United States, on February 20, 2003, the Federal Communications Commission (FCC), announced a decision in its triennial review proceeding of the rules regarding unbundled network elements (UNEs). The text of the FCC's order and reasons for the decisions were not immediately released. Although the decision may impact the business decisions of our United States based service provider customers, the extent of that impact has not been determined. These UNE rules and/or material changes in other country-specific telecommunications regulations at any time or from time to time may affect capital spending by service providers in the United States and/or around the world, and this may in turn affect the United States and/or global market for networking solutions.

Strategic alliances, acquisitions and minority investments

We use strategic alliances to deliver certain solutions to our customers. These alliances are typically formed to fill product or service gaps in areas that we do not consider to be part of our core businesses but support our core businesses. Strategic alliances also augment our access to potential new customers. We intend to continue to pursue strategic alliances with businesses that offer the technology and/or resources that would enhance our ability to compete in existing markets or exploit new market opportunities.

We did not acquire any companies in 2002. However, in the future, we may consider selective opportunistic acquisitions of companies with resources and product or service offerings capable of providing us with additional enhancements to our networking solutions. For information regarding the risks associated with strategic alliances and acquisitions, see "Forward-looking statements" in Management's Discussion and Analysis of Financial Condition and Results of Operations.

We continue to hold minority investments in certain "start-up" businesses with technology, products or services that, at the time of investment, had the potential to fulfill key existing or emerging market opportunities. When minority investments are no longer required to maintain our strategic relationship, or the relationship is no longer strategic to our core businesses, we intend to exit such investments at an opportune time. In addition, our investment activity decreased in 2002 and we do not expect to increase our minority investments in start-up businesses in the near future. However, we may make selective minority investments in start-up ventures where we believe the relationship could lay the foundation for future alliances that would support our customer solutions.

Financial information by operating segment and product category

For financial information by operating segment and product category, see "Segmented information" in note 5 of the accompanying consolidated financial statements and "Results of operations – continuing operations – Segment revenues" in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial information by geographic area

For financial information by geographic area, see "Segmented information" in note 5 of the accompanying consolidated financial statements and "Results of operations - continuing operations - Geographic revenues" in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Working capital

For a discussion of our working capital, see "Long-term debt and credit facilities" in note 10 of the accompanying consolidated financial statements and "Liquidity and capital resources" in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Canadian Tax Matters

Dividends

Under the United States-Canada Income Tax Convention (1980), or the Convention, Canadian withholding tax of 15 percent generally applies to the gross amount of dividends (including stock dividends) paid or credited to beneficial owners of Nortel Networks Corporation common shares:

- who are resident in the United States for the purposes of the Convention; and
- who do not hold the shares in connection with a business carried on through a permanent establishment or a fixed base in Canada.

The Convention provides an exemption from withholding tax on dividends paid or credited to certain tax-exempt organizations that are resident in the United States for purposes of the Convention. Persons who are subject to the United States federal income tax on dividends may be entitled, subject to certain limitations, to either a credit or deduction with respect to Canadian income taxes withheld with respect to dividends paid or credited on Nortel Networks Corporation common shares.

Sales or Other Dispositions of Shares

Gains on sales or other dispositions of Nortel Networks Corporation common shares by a non-resident of Canada are generally not subject to Canadian income tax, unless the holder realizes the gains in connection with a business carried on in Canada. A gain realized upon the disposition of Nortel Networks Corporation common shares by a resident of the United States that is otherwise subject to Canadian tax may be exempt from Canadian tax under the Convention. Where Nortel Networks Corporation common shares are disposed of by way of an acquisition of such common shares by Nortel Networks Corporation, other than a purchase in the open market in the manner in which common shares would normally be purchased by any member of the public in the open market, the amount paid by Nortel Networks Corporation in excess of the paid-up capital of such common shares will be treated as a dividend, and will be subject to non-resident withholding tax as described above under the heading "Dividends".

Risk factors

THIS ANNUAL REPORT CONTAINS FORWARD-LOOKING INFORMATION THAT IS SUBJECT TO IMPORTANT RISKS AND UNCERTAINTIES. THE RESULTS OR EVENTS PREDICTED IN THESE STATEMENTS MAY DIFFER MATERIALLY FROM ACTUAL RESULTS OR EVENTS. RESULTS OR EVENTS COULD DIFFER FROM CURRENT EXPECTATIONS AS A RESULT OF A WIDE RANGE OF RISK FACTORS. FOR INFORMATION REGARDING SOME OF THE RISK FACTORS INVOLVED IN OUR BUSINESS AND OPERATIONS, SEE "FORWARD-LOOKING STATEMENTS" IN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002

You should read this section in combination with the accompanying audited consolidated financial statements prepared in accordance with United States generally accepted accounting principles. This section contains forward-looking statements and should be read in conjunction with the factors described below under "Forward-looking statements". All dollar amounts in this Management's Discussion and Analysis of Financial Condition and Results of Operations are in millions of United States dollars unless otherwise stated.

Where we say "we," "us," "our," or "Nortel Networks," we mean Nortel Networks Corporation and its subsidiaries. Where we refer to the "industry", we mean the telecommunications industry.

Business overview

Nortel Networks Corporation is an industry leader and innovator focused on transforming how the world communicates and exchanges information. We supply products and services that support the Internet and other public and private data, voice and multimedia communications networks using wireline and wireless technologies, which we refer to as "networking solutions". A substantial portion of our company has a technology focus and is dedicated to research and development. This focus forms a core strength and a factor differentiating us from many of our competitors. We envision an information society where people will be able to connect and interact with information and with each other instantly, simply and reliably, seamlessly accessing data, voice and multimedia communications services and sharing experiences anywhere, anytime.

Our operations are organized in four reportable segments: Wireless Networks; Enterprise Networks; Wireline Networks; and Optical Networks.

Nortel Networks Corporation's common shares are publicly traded on the New York and Toronto stock exchanges under the symbol "NT". Nortel Networks Limited is our principal direct operating subsidiary. Nortel Networks Corporation holds all of Nortel Networks Limited's outstanding common shares but none of its outstanding preferred shares.

Developments in 2002

Business segments re-organizations

During the third quarter of 2002, we changed the way we managed our business to streamline and focus more directly on our customers in our four core business areas: Wireless Networks; Enterprise Networks (formerly part of Metro and Enterprise Networks); Wireline Networks (formerly part of Metro and Enterprise Networks); and Optical Networks (formerly named Optical Long-Haul Networks). During the second quarter of 2002, we shifted the accountability for the metro optical portion of Metro and Enterprise Networks into Optical Networks. All financial information has been restated to reflect these re-organizations.

Optical Networks

On May 29, 2002, we announced plans to further realign our Optical Networks segment, including optical components, as we do not expect a meaningful recovery in the long-haul optical market before early 2004. As part of this realignment, we sold certain optical components assets to Bookham Technology plc, or Bookham, in November 2002 for shares, warrants, debt and cash consideration resulting in a gain of $26. The transaction included a minimum purchase commitment of $120. The terms of the commitment require us to purchase approximately $120 of product from Bookham prior to March 31, 2004 and to make a cash payment to Bookham for a portion of any shortfall in the purchase commitment. For additional information, see "Divestitures, closures and acquisitions" in note 9 of the accompanying consolidated financial statements.

Equity offerings

On June 12, 2002, Nortel Networks Corporation issued:

- 632,500,000 common shares; and
- 28,750 equity units, each initially confirming the holder's ownership of:
  - a prepaid forward purchase contract, entitling the holder to receive Nortel Networks Corporation common shares; and
  - specified zero-coupon U.S. treasury strips.

The two offerings resulted in net proceeds of approximately $1,479 to be used for general corporate purposes. The settlement date for each purchase contract is August 15, 2005, subject to acceleration or early settlement in certain cases. The total number of Nortel Networks Corporation common shares issuable on the settlement date of the purchase contracts will be between approximately 485 million and 582 million depending on the average closing prices of our common shares on the New York Stock Exchange during a period shortly before the settlement date. The actual number of common shares issued will also be subject to some anti-dilution adjustments as well as adjustments if the proposed consolidation of our common shares is completed. During 2002, holders of 28 purchase contracts exercised their early settlement rights and received 448,309 common shares. During the period from January 1, 2003 to February 28, 2003, an additional 641 purchase contracts were settled early and 10,823,879 common shares were issued. As of February 28, 2003, there were 28,081 purchase contracts outstanding.

For additional information on the equity offerings, see "Capital stock" in note 14 of the accompanying consolidated financial statements.

The equity offerings utilized approximately $1,700 of the $2,500 available under our shelf registration statement filed with the United States Securities and Exchange Commission and our base shelf prospectus filed with the applicable securities regulatory authorities in Canada during the second quarter of 2002. Approximately $800 remains available under the shelf registration and base shelf prospectus for the potential sale of various types of securities by Nortel Networks Corporation and/or Nortel Networks Limited. See "Shelf registration statement and base shelf prospectus" for additional information.

Credit facilities

On December 13, 2002, we announced amendments to our existing security agreements to facilitate our future financial flexibility. These security agreements pledged substantially all of Nortel Networks Limited's assets in favor of certain lenders and the holders of our public debt. As part of the amendments, we terminated the $1,175 April 2002 364-day revolving facilities that would have expired in April 2003. Also, on December 13, 2002, our $1,510 December 2001 364-day credit facilities expired and were not extended. As of December 31, 2002, our $750 April 2000 five year credit facilities remained available and undrawn. See "Available credit and support facilities" for additional details.

Debt rating downgrades

On April 4, 2002, Moody's Investor Services, Inc. lowered Nortel Networks Limited's senior long-term debt rating below investment grade to Ba3 and on November 1, 2002, lowered the rating from Ba3 to B3 with a negative outlook.

On April 9, 2002, Standard & Poor's Ratings Service lowered Nortel Networks Limited's credit rating to below investment grade to BB− and on September 18, 2002, lowered the rating from BB− to B with a negative outlook.

As a result of the April 2002 debt rating downgrades, various liens, pledges and guarantees became effective under certain credit and security agreements entered into by Nortel Networks Limited and several of its subsidiaries. Our obligations under our public debt and our support facility entered into with Export Development Canada, or EDC, on February 14, 2003 are secured by these liens, pledges and guarantees. Further, any amounts drawn under our $750 April 2000 five year credit facilities would also be secured by these liens, pledges and guarantees.

See "Liquidity and capital resources" for additional details on our credit ratings and the granting of security under our credit and support facilities. For additional financial information related to those subsidiaries providing guarantees, see "Supplemental consolidating financial information" in note 22 of the accompanying consolidated financial statements.

Deferred income taxes

As part of our quarterly review procedures, we performed an evaluation of the recoverability of our deferred income tax assets. In the third quarter of 2002, in addition to recording a write down of our existing deferred tax asset, we began recording full valuation allowances against the benefit of our quarterly losses. In 2002, we recorded a net income tax benefit of $478 on a pre-tax loss of $4,063. Our gross income tax valuation allowances in 2002 were $1,140, including certain additional income tax valuation allowances of $532. If market conditions deteriorate further or future results of operations are less than expected, additional tax valuation allowances may be required for all or a portion of our deferred tax assets. See "Income tax benefit" for additional information.

Employee benefit plans

In the fourth quarter of 2002, we recorded a non-cash charge of $692 ($559 after-tax) to shareholders' equity related to the increase in the minimum required recognizable deficit associated with our registered defined benefit pension plans. This charge was the result of the negative impact that changes in global capital markets and interest rates have had on our pension plan assets and obligations.

During 2002, we made $75 in required cash contributions to our registered defined benefit pension plans as well as additional voluntary contributions of $75. In 2003, we expect required cash contributions under applicable legislation to be similar to those made in 2002. For additional information on our registered defined benefit pension plans, see "Application of critical accounting policies".

Restructuring and asset write downs

We recorded special charges of $2,298 in 2002 and $15,781 in 2001. These charges related to restructuring activities and write downs of goodwill and other assets. The special charges relating to restructuring were associated with our work plan to streamline operations and activities around core markets and leadership strategies. We began implementing our work plan in 2001 and it has continued throughout 2002. The goodwill write down in 2002 related to a fair value impairment in our Optical Networks segment. We expect that additional charges will be required in 2003 related to our remaining announced workforce reductions and related charges. See "Special charges" for additional information.

Common shares

At the close of trading on July 19, 2002, Standard & Poor's changed the members of certain S&P indices, replacing the seven members of the S&P 500 index that were not incorporated in the United States, including Nortel Networks, with seven companies that were incorporated in the United States. At the same time, we were also replaced in the S&P 100 index. Our membership in the S&P/TSX 60 and the S&P Global 1200 indices was unaffected by these changes.

Developments in 2003

Support facility with EDC

On February 14, 2003, we announced that Nortel Networks Limited had entered into an agreement with EDC regarding arrangements to provide for support, on a secured basis, of certain of our performance-related obligations arising out of normal course business activities. This facility provides for up to $750 in performance-related support for our operations and is expected to facilitate improved liquidity. Currently, only $300 is committed support for performance bonds (within certain parameters). See "Available credit and support facilities" for additional information.

Common shares

On September 25, 2002, we announced our plan to present a proposal to our shareholders for a consolidation of our outstanding common shares, also known as a reverse stock split, at our 2003 annual and special shareholders meeting. On February 14, 2003, we announced that we would ask our shareholders to authorize our Board of Directors to implement a consolidation of our common shares, at their sole discretion, at any time prior to April 15, 2004. If a consolidation is determined to be in the best interests of Nortel Networks and its shareholders, our Board of Directors will select a consolidation ratio within the range of one post-consolidation common share for every five pre-consolidation common shares to one post-consolidation common share for every ten pre-consolidation common shares.

Stock options

We adopted fair value accounting for new grants of stock options beginning January 1, 2003. As a result, all stock option grants in 2003 and beyond will be expensed over the stock option vesting period based on the fair value at the date the options are granted. If we were to grant options in 2003 at a similar level to 2002, the expected impact on net earnings (loss) per share would be approximately ($0.01) per common share for 2003. For additional information, see "Significant accounting policies" in note 2(t) of the accompanying consolidated financial statements.

Shareholder rights plan

On February 14, 2003, we announced that we will be seeking shareholder approval at our 2003 annual and special shareholders meeting for reconfirmation and amendment of our shareholder rights plan which was originally approved by shareholders in April 2000. Under the rights plan, we issue one right for each common share outstanding. These rights become exercisable upon the occurrence of certain events associated with an unsolicited takeover bid. See "Capital stock" in note 14 of the accompanying consolidated financial statements for additional information.

Results of operations – continuing operations

Segment revenues

	For the years ended December 31,			2002 vs 2001		2001 vs 2000	
	2002	2001	2000	$ Change	% Change	$ Change	% Change
Wireless Networks	$ 4,211	$ 5,714	$ 5,438	$ (1,503)	(26)	$ 276	5
Enterprise Networks	2,582	3,320	3,961	(738)	(22)	(641)	(16)
Wireline Networks	2,254	4,447	7,730	(2,193)	(49)	(3,283)	(42)
Optical Networks	1,465	3,370	9,732	(1,905)	(57)	(6,362)	(65)
Other[(a)]	48	660	1,087	(612)	(93)	(427)	(39)
Consolidated	$10,560	$17,511	$27,948	$ (6,951)	(40)	$ (10,437)	(37)

(a) "Other" represents miscellaneous business activities and corporate functions

Geographic revenues

	For the years ended December 31,			2002 vs 2001		2001 vs 2000	
	2002	2001	2000	$ Change	% Change	$ Change	% Change
United States	$ 5,336	$ 8,591	$16,893	$ (3,255)	(38)	$ (8,302)	(49)
EMEA[(a)]	2,574	4,355	5,835	(1,781)	(41)	(1,480)	(25)
Canada	675	940	1,505	(265)	(28)	(565)	(38)
Other regions	1,975	3,625	3,715	(1,650)	(46)	(90)	(2)
Consolidated[(b)]	$10,560	$17,511	$27,948	$ (6,951)	(40)	$ (10,437)	(37)

(a) The Europe, Middle East and Africa region ("EMEA")
(b) Revenues by geographic regions are based on the location of the customer

Consolidated revenues

2002 compared to 2001

In 2002, the industry continued to experience a significant adjustment which began in 2001. Following a period of rapid infrastructure build-out and strong economic growth in 1999 and 2000, we saw a continued tightening in the global capital markets and slowdown in the industry throughout 2001. Our revenues declined sequentially in 2001 due to lower capital spending by industry participants and substantially less demand for our products and services as customers focused on maximizing their return on invested capital. During 2002, we continued to see these constraints on capital expenditures by our customers. Also, excess network capacity continued to exist in the industry. In addition, we saw continuing consolidation of service providers within the industry. This environment created a change in our customers' focus from building new networks to conserving capital, decreasing their debt levels, reducing costs and/or increasing the capacity utilization rates and efficiency of existing networks. As a result, our 2002 consolidated revenues declined 40% compared to 2001. From a geographic perspective, we experienced considerable declines across all regions in 2002 compared to 2001.

2001 compared to 2000

The significant adjustment in the industry in 2001, which was initially felt and was most severe in the United States, also impacted the Europe, Middle East and Africa region, or EMEA, the Caribbean and Latin America region, or CALA, and the Asia Pacific region during 2001. Revenues in 2001 declined 37% compared to 2000. Revenues also declined substantially across all regions, with the exception of the Asia Pacific region. Revenues in the Asia Pacific region grew 25% in 2001 compared to 2000 due to considerable growth in the first half of 2001. This growth was the result of expansion in the People's Republic of China as contracts entered into during 2000 were completed. However, we experienced a substantial sequential decline in the second half of 2001 in the Asia Pacific region. EMEA experienced a substantial sequential decline in the second quarter of 2001 and significant sequential declines in the third and fourth quarters of 2001. The decline in CALA reflected substantial sequential declines in the second and third quarters of 2001. The United States was essentially flat sequentially in the fourth quarter of 2001 following three quarters of substantial sequential declines in 2001.

2003

Entering 2003, we expect overall spending in the telecommunications equipment market to be down modestly in 2003 compared to 2002. However, we cannot predict the economic impact of acts of war or terrorism on the market. We expect to see continued constraints on capital spending by customers due to:

- our customers realigning their investment levels with their current levels of revenue and returns, and focusing on maximizing their return on invested capital;
- the high debt levels of many service providers;
- the financial difficulties of certain service providers;
- a lack of available funding from the capital markets;
- excess network assets;
- excess and shared bandwidth capacity; and
- the compounding impact of economic and geopolitical concerns.

Also, we expect to experience increased pricing pressures on sales of our products as a result of increased competition. Anticipating cautious spending by our customers in the near term and the seasonal softness traditionally typical of the first quarter, we expect that revenues in the first quarter of 2003 will be lower than revenues in the fourth quarter of 2002. It is difficult to predict the duration of the current industry adjustment, as growth in industry spending is not expected to occur until global economic and financial concerns have subsided. Market visibility remains limited and we do not expect that our results of operations for any quarter will necessarily be consistent with our quarterly historical profile or indicative of our expected results in future quarters. See "Forward-looking statements" for factors that may affect our revenues.

Wireless Networks

2002 compared to 2001

The 26% decline in Wireless Networks revenues in 2002 compared to 2001 was primarily due to a continued deterioration in wireless service providers' financial condition and subscriber growth and increased competition for customers by service providers which has resulted in the decision of many wireless service providers to delay capital expenditures.

Time Division Multiple Access, or TDMA, revenues declined substantially in 2002 compared to 2001 primarily due to a substantial decline in the United States as customers migrated from TDMA to Code Division Multiple Access, or CDMA, and Global System for Mobile communications, or GSM, technologies as a result of TDMA technology and networks being in its maturity stage. TDMA revenues continued to be a smaller portion of Wireless Networks in 2002 compared to 2001. Also CDMA revenues declined in 2002 compared to 2001. Continued capital spending constraints and financial difficulties experienced by our customers globally contributed to both the CDMA and TDMA revenue declines. In 2002, we continued to experience significant pricing pressures on our CDMA and TDMA technologies in the United States and CALA resulting from the increased competition for customers.

Overall GSM revenues, which includes General Packet Radio Standard, or GPRS, and Enhanced Data Rates for Global Evolution, or EDGE, 2.5G technologies, declined substantially in 2002 compared to 2001 due to substantial declines in EMEA and the Asia Pacific region. These substantial declines were primarily due to a continued deterioration in wireless service providers' financial condition and subscriber growth, and delays in capital expenditures. Also in the Asia Pacific region, customers began to deploy CDMA technology solutions as they migrated away from the maturing GSM technologies. This shift in technology focus contributed to the substantial decline in GSM revenues in the Asia Pacific region.

In 2002, Universal Mobile Telecommunications Systems, or UMTS, revenues continued to be an insignificant portion of overall Wireless Networks revenues. While the first commercial launches in the industry did take place in EMEA and the Asia Pacific region, technology issues associated with third generation, or 3G, handsets contributed to delays in larger deployments of 3G networks in 2002. Also, some of our 3G customers in EMEA incurred significant costs in 2002 associated with licensing fees, which, along with their continued financial difficulties, limited their spending on network deployments. As a result, 3G network deployments suffered delays in EMEA in 2002.

From a geographic perspective, the 26% decrease in Wireless Networks revenues in 2002 compared to 2001 was primarily due to a:

- 53% decline in revenues in the Asia Pacific region;
- 19% decline in revenues in the United States;
- 15% decline in revenues in EMEA; and
- 28% decline in revenues in CALA.

2001 compared to 2000

The 5% increase in Wireless Networks revenues in 2001 compared to 2000 was primarily due to a substantial increase in revenues in the first half of 2001, driven by growth in the United States and the Asia Pacific region as our major customers continued their network expansion programs. Subsequently, Wireless Networks revenues declined in the second half of 2001 compared to 2000 as a result of deterioration in our customers' financial condition, our providing limited, incremental customer financing as a result of the market conditions and the decision of many wireless service providers to delay certain capital expenditures.

CDMA revenues increased substantially in 2001 compared to 2000 primarily due to significant growth in CDMA technology in the Asia Pacific region, driven by new network deployments. This significant growth was offset by the global decline in TDMA technology caused by pricing pressures and this technology reaching its maturity stage.

GSM revenues decreased substantially in 2001 compared to 2000 primarily due to a substantial decline in EMEA and a significant decline in the Asia Pacific region. The substantial decline in EMEA was due to deterioration in our wireless service providers' financial condition and subscriber growth, and reductions in capital spending as many customers completed their initial network deployments in 2000. In the Asia Pacific region, the significant decline was due to a reduction in capital expenditures by some of our wireless customers. Revenues in the United States and CALA increased in 2001 compared to 2000 as new customers began network deployments. In 2001, the United States and CALA represented a larger proportion of GSM and GPRS revenues compared to 2000.

UMTS revenues were not a significant portion of Wireless Networks in 2001. UMTS revenues increased substantially in 2001 compared to 2000 primarily due to a substantial increase in EMEA as some of our customers began their 3G network deployments.

From a geographic perspective, the 5% increase in Wireless Networks revenues in 2001 compared to 2000 was primarily due to a:

- 16% increase in revenues in the United States; and
- 38% increase in revenues in the Asia Pacific region; partially offset by
- 43% decline in revenues in CALA; and
- 22% decline in revenues in EMEA.

2003

In 2002, Wireless Networks revenues continued to be primarily generated by sales of CDMA and GSM technologies. In 2003, TDMA revenues are expected to decline. Overall GSM sales are also expected to decline as technology transitions from GSM to GPRS and EDGE. In 2003, our CDMA 3G and UMTS technology sales are expected to grow and represent a larger proportion of Wireless Networks revenues as 3G technologies are expected to gain a greater foothold in the market due to increased wireless data traffic and requirements for greater wireless spectrum efficiency. Also, we expect to experience increased pricing pressures on sales of Wireless Networks products as a result of increased competition.

As with the rest of the industry, our wireless customers are experiencing significant pressure and are adapting to a new, more stringent spending environment due to the lack of financing and the overall industry decline. We anticipate a reduction in global capital expenditures for wireless operators in 2003 and 2004, compared to 2002, but cannot predict the complete impact. We also expect to see continued consolidation in this marketplace, including a reduction in the number of service providers in certain regions due to competition and/or adjustments in deployment plans and schedules. In addition, the timing of the anticipated change in revenue mix from the different wireless technologies has become increasingly difficult to predict as a result of the complexities and potential for delays in the implementation of UMTS network deployments. All of these factors could adversely affect our Wireless Networks revenues in the future.

Enterprise Networks

2002 compared to 2001

The 22% reduction in Enterprise Networks revenues in 2002 compared to 2001 was primarily a result of enterprise customers continuing to reduce their spending due to the ongoing industry adjustment, the overall economic conditions and uncertainties surrounding the technology evolution of next generation products.

Revenues from the circuit and packet voice portion of this segment declined significantly in 2002 compared to 2001. The significant decline was primarily due to reductions in customer spending in the United States and EMEA. Revenues for traditional circuit switching products did begin to show signs of improvement in the United States in the second half of 2002 after experiencing sequential quarterly reductions during 2001 and the first half of 2002. In 2002, traditional circuit switching also continued its evolution towards internet protocol, or IP, telephony, as reliability and quality of service concerns, traditionally associated with voice over packet solutions, were reduced. Regardless, customers remained cautious in 2002 with respect to their investment decisions due to uncertainties surrounding the migration to packet voice solutions.

The data networking and security portion of this segment experienced substantial declines in 2002 compared to 2001. The substantial decrease in revenues was primarily due to customer spending constraints and a decline in demand for mature products across all regions. Pricing pressures continued in 2002 in the data networking and security portion of this segment as we experienced continued significant competition for enterprise customers.

From a geographic perspective, the 22% decline in Enterprise Networks revenues in 2002 compared to 2001 was primarily due to a:

- 21% decline in revenues in the United States;
- 28% decline in revenues in EMEA; and
- 21% decline in revenues in the Asia Pacific region.

2001 compared to 2000

The 16% decline in revenues in 2001 compared to 2000 was primarily due to the significant industry adjustment and the impact this adjustment had on spending by our enterprise customers.

The substantial decrease in sales of the circuit and packet voice portion of this segment was primarily the result of reduced demand in the enterprise market due to the significant industry adjustment, industry consolidation, tightened capital markets and our circuit switching products reaching their maturity stage.

The significant decline in sales of the data networking and security portion of this segment was primarily due to a decline in demand for mature products, compounded by the continued industry adjustment as customers delayed their purchase of next generation products.

From a geographic perspective, the 16% decline in Enterprise Networks revenues in 2001 compared to 2000 was primarily due to a:

- 22% decline in revenues in the United States;
- 42% decline in revenues in Canada; and
- 42% decline in revenues in CALA; partially offset by
- 7% increase in revenues in EMEA.

2003

Looking ahead, we anticipate that communications networks will increase the use of voice over packet technologies. We expect that data, voice and multimedia communications technologies will continue to converge, and enterprises will look for ways to maximize the effectiveness of their existing networks while reducing ongoing capital expenditures and operating costs. However, the timing of this progression is unclear and we expect that the continuing industry adjustment will have a negative impact on the level of spending by our enterprise customers.

Wireline Networks

2002 compared to 2001

The 49% decline in Wireline Networks revenues in 2002 compared to 2001 was primarily due to a substantial reduction in capital spending by our service provider customers.

The considerable decline in the circuit and packet voice portion of this segment was the result of continued reduced demand in the local exchange and interexchange carrier markets due to the significant industry adjustment, including industry consolidation and tightened capital markets, and the decline in demand for traditional circuit switching products. During 2002, many of our service provider customers continued to delay their investment decisions on our packet voice solutions due to the technology evolution uncertainty in the industry. In 2002, we continued to experience significant pricing pressures on our traditional circuit switching products due to the increased competition for service provider customers.

The considerable decline in revenues in the data networking and security portion of this segment was primarily due to a decline in demand for mature products, compounded by the ongoing industry adjustment as our service provider customers, in all regions, continued to reduce their capital expenditures.

From a geographic perspective, the 49% decline in Wireline Networks revenues in 2002 compared to 2001 was primarily due to a:

- 57% decline in revenues in the United States;
- 32% decline in revenues in EMEA;
- 47% decline in revenues in the Asia Pacific region; and
- 52% decline in revenues in Canada.

2001 compared to 2000

The 42% decline in revenues in 2001 compared to 2000 was due to a substantial decline in sales of the circuit and packet voice portion of this segment and a significant decline in the data networking and security portion of this segment.

The substantial decrease in sales in the circuit and packet voice portion of this segment was primarily the result of reduced demand in the interexchange carrier market due to the significant industry adjustment, industry consolidation, tightened capital markets and the maturing of circuit switching products.

The significant decline in sales in the data networking and security portion of this segment was primarily due to a decline in demand for mature products, compounded by the continued industry adjustment as customers delayed the purchase of next generation products.

From a geographic perspective, the 42% decline in Wireline Networks revenues was primarily due to a:

- 48% decline in revenues in the United States;
- 36% decline in EMEA; and
- 46% decline in Canada.

2003

In the future, we anticipate that service providers will increase the use of packet-based technologies in their communications networks as they look for ways to optimize their existing networks and offer new revenue generating services while controlling capital expenditures and operating costs. However, the timing of this transition is unclear. We expect that the continuing industry adjustment, continuing industry consolidation and reduction in capital spending by our customers will have a negative impact on the level of spending by our service provider customers and could adversely affect Wireline Networks revenues in the future.

Optical Networks

2002 compared to 2001

The 57% decline in Optical Networks revenues in 2002 compared to 2001 was primarily the result of substantial reductions in capital spending by our major United States and EMEA customers.

Our major customers in the long-haul portion of this segment focused on maximizing return on invested capital by increasing the capacity utilization rates and efficiency of existing networks. Revenues in the optical long-haul portion of the segment declined substantially in 2002 compared to 2001. The considerable decline was primarily due to the continued industry adjustment, including industry consolidation, continued capital spending constraints and, to a lesser extent, the large redeployment of assets that occurred in 2001 and continued throughout 2002. The spending constraints and redeployment of assets were caused primarily by significant excess inventories which resulted in significant pricing pressures.

Revenues in the metro optical portion of the segment are primarily driven by demand for enterprise connectivity and storage solutions. The substantial decline in revenue in the metro optical portion of the segment in 2002 compared to 2001 was primarily due to a decline in demand for mature products. This decline was compounded by the ongoing industry adjustment as customers continued to focus on optimizing existing networks and delayed the deployment of next generation products. Industry consolidation also contributed to the reduction in service provider capital spending during 2002 and 2001. The current generation of metro products, namely, the OPTera Metro family of products were the key products contributing to revenue in 2002 and accounted for a substantial portion of the overall Optical Networks revenues. Revenue in the metro optical portion of the segment increased as a percentage of total Optical Networks revenue in 2002 compared to 2001.

From a geographic perspective, the 57% decline in Optical Networks revenues in 2002 compared to 2001 was primarily due to a:

- 60% decline in revenues in the United States;
- 61% decline in revenues in EMEA;
- 41% decline in revenues in the Asia Pacific region; and
- 78% decline in revenues in CALA.

2001 compared to 2000

The 65% decline in revenues in 2001 compared to 2000 was primarily the result of substantial reductions in capital spending, primarily by our major United States customers. Our major customers in the long-haul portion of this segment focused on maximizing return on invested capital by increasing the capacity utilization rates and efficiency of existing networks. Our revenues in the first quarter of 2001 reflected the then in-process network build-outs that had begun in 2000. However, when the industry began experiencing a significant adjustment and the capital markets tightened, our customers reduced their purchases significantly and focused on reducing inventory levels to complete existing network build-outs and on improving the efficiency of existing networks. The continuing industry consolidation in 2001 also contributed to the reduction in service provider capital spending during 2001. Overall, a large redeployment of assets occurred in this segment of the industry in 2001 primarily due to significant excess inventories. This redeployment, in conjunction with the continuing industry consolidation, resulted in significant pricing pressures in 2001. Due to the severe reduction, in number and size, of new network build-outs during 2001, we experienced a substantial decline in the long-haul portion of this segment compared to 2000.

The substantial decline in sales of the metro optical portion of this segment in 2001 compared to 2000 was primarily due to a decrease in sales volumes of mature optical products that have a metropolitan or regional application.

From a geographic perspective, the 65% decline in Optical Networks revenues in 2001 compared to 2000 was primarily due to a:

- 83% decline in revenues in the United States; and
- 28% decline in revenues in EMEA.

2003

Our major customers in the optical long-haul portion of this segment remain focused on maximizing return on their invested capital by increasing the capacity utilization rates and efficiency of existing networks. We expect that any additional capital spending by those customers will be increasingly directed to opportunities that enhance customer performance, revenue generation, and cost reduction in the near term. We expect that customers in this portion of the segment will continue to focus on route by route activities, adding channels to existing networks, and interconnectivity and bandwidth as it is required in the short term. Further, we believe that building out networks for increased bandwidth will remain longer term projects. Revenues in the optical long-haul portion of the segment are primarily based on network build-outs and, consequently, generally include a number of long-haul products packaged together in an end-to-end solution. As a result, almost all products within this portion of the segment are generally affected in the same manner as fluctuations in the needs of our customers typically result in corresponding increases or decreases in overall optical long-haul revenue.

In the metro optical portion of this segment, we expect to see an increase in demand for metro Dense Wavelength Division Multiplexing, or metro DWDM, as our customers begin to deploy inter-office fiber infrastructure. As a result, we expect that the metro optical portion of this segment will continue to become a larger percentage of the overall Optical Networks revenues.

Due to the severe reduction, in number and size, of new optical long-haul network build-outs and due to the nature of the optical long-haul portion of this segment, we do not expect a meaningful recovery in the optical long-haul market before early 2004. Also, we anticipate that pricing pressures on optical system vendors will continue due to intense competition, large inventories and a diminished market. As a result, we expect that our Optical Networks revenues will decline in 2003 and will be one of our last segments to recover from the significant industry adjustment.

Gross profit and gross margin

	For the years ended December 31,			2002 vs 2001		2001 vs 2000	
	2002	2001	2000	Change	% Change	Change	% Change
Gross profit	$3,607	$3,344	$12,834	$ 263	8	$(9,490)	(74)
Gross margin	34.2%	19.1%	45.9%	15.1	79	(26.8)	(58)

The substantial increase in gross profit in 2002 compared to 2001 was primarily due to approximately $209 of incremental charges recorded in 2002 versus approximately $1,500 of incremental charges in 2001. These charges primarily related to incremental inventory provisions and contract and customer settlement costs. After adjusting for these incremental costs, the substantial increase in gross profit in 2002 was primarily due to improvements in our cost structure as we have reduced inventory levels to more closely reflect our sales volume and received more favorable supplier pricing in 2002. Gross profit increased even though we experienced substantial pricing pressures in 2002.

Gross profit decreased substantially in 2001 compared to 2000 due to substantial declines in revenues and gross margin. The overall decrease in gross margin was primarily due to:

- approximately $1,500 of incremental charges, related to the entire supply chain and contract and customer settlement costs, resulting from the significant industry adjustment;
- our fixed cost structure that was not reflective of the lower sales volumes in 2001;
- pricing pressures across certain products and services, primarily in Optical Networks, resulting from increased competition; and
- shifts in the geographic mix of sales from the United States to EMEA and the Asia Pacific region, where we generally earn lower gross margins. Sales in the United States accounted for approximately 49% of overall sales in 2001, compared to approximately 60% in 2000.

During 2002, purchase discounts recognized in connection with the JDS Uniphase Corporation purchase arrangement resulted in favorable gross margin impact of approximately 1.4% compared to 0.9% during 2001. Subsequent to the sale of the majority of our optical components business to Bookham Technology plc on November 8, 2002, we have begun negotiations with JDS related to certain aspects of this arrangement and as a result, we have not recognized any additional purchase discounts beyond November 8, 2002 pending the outcome of these negotiations.

While we cannot predict the extent to which changes in product mix and pricing pressures will impact our gross margin, we have begun to see the effects of our work plan which we began implementing in 2001 to create a cost structure that is more reflective of the current industry and economic environment. As a result, we expect that gross margin will continue to trend towards the low 40% range in 2003.

See "Forward-looking statements" for factors that may affect our gross margins.

Operating expenses

Selling, general and administrative expense

	For the years ended December 31,			2002 vs 2001		2001 vs 2000	
	2002	2001	2000	$ Change	% Change	$ Change	% Change
SG&A expense	$2,675	$5,911	$5,416	$ (3,236)	(55)	$ 495	9
As a percentage of revenues	25.3%	33.8%	19.4%	N/A	N/A	N/A	N/A

Selling, general and administrative, or SG&A, expense declined substantially in 2002 compared to 2001, primarily reflecting the impact of our work plan. Incremental charges of $220 were recorded in 2002 compared to incremental charges of $1,067 in 2001. The incremental charges in both 2002 and 2001 related to increased provisioning for trade and customer financed receivables. The remaining substantial decrease in SG&A expense in 2002 compared to 2001 was primarily due to the impact of workforce reductions, which in turn has also resulted in a reduction in other related costs such as information services and real estate.

SG&A expense increased in 2001 compared to 2000. During the first half of 2001, we incurred incremental costs that resulted from increasing our investment in North America and international markets across all of our reporting segments. We increased our investment to support our revenue growth in the second half of 2000 and the then anticipated revenue growth for 2001. The increase in SG&A expense in 2001 also resulted from increased provisions of approximately $1,067 related to various trade and customer-financed receivables due to the worsening financial position of certain customers. Excluding the impact of these increased provisions, SG&A expense in 2001 declined significantly compared to 2000.

In 2003, we expect that our annual SG&A expense will continue to decline although not to the same extent as was experienced in 2002 compared to 2001.

Research and development expense

	For the years ended December 31, 2002	2001	2000	2002 vs 2001 $ Change	% Change	2001 vs 2000 $ Change	% Change
R&D expense	$2,230	$3,224	$3,633	$ (994)	(31)	$ (409)	(11)
As a percentage of revenues	21.1%	18.4%	13.0%	N/A	N/A	N/A	N/A

Research and development, or R&D, expense represents our planned investment in our next generation core products across all businesses. R&D expense decreased substantially in 2002 compared to 2001, reflecting focused investments to drive market leadership across our product portfolios.

R&D expense decreased significantly in 2001 compared to 2000, reflecting the impact of our initiatives to focus our spending on key potential growth areas.

Our continuing strategic investments in R&D are aligned with technology leadership in anticipated growth areas, while targeting a level of R&D expense that is representative of our overall cost structure. In 2003, we expect that our annual R&D expense will continue to decline although not to the same extent as was experienced in 2002 compared to 2001.

In-process research and development expense and amortization of intangibles

	For the years ended December 31, 2002	2001	2000	2002 vs 2001 $ Change	% Change	2001 vs 2000 $ Change	% Change
IPR&D expense	$ –	$ 15	$1,415	$ (15)	(100)	$ (1,400)	(99)
Amortization of intangibles							
Acquired technology	157	807	852	(650)	(81)	(45)	(5)
Goodwill	–	4,148	3,720	(4,148)	(100)	428	12

IPR&D expense

In 2001, in-process research and development, or IPR&D, expense reflected the acquisition of JDS Uniphase Corporation's Switzerland-based subsidiary and its related assets in Poughkeepsie, New York (also known as the 980 NPLC business). In 2000, IPR&D expense primarily reflected the acquisitions of Qtera Corporation, Alteon WebSystems, Inc., Xros, Inc. and CoreTek, Inc.

Amortization of acquired technology

The amortization of acquired technology in 2002 primarily reflected the charge related to the acquisition of Alteon. The amortization of acquired technology in 2001 primarily reflected the charges related to the acquisitions of Bay Networks, Inc., Alteon and Clarify Inc. The amortization of acquired technology in 2000 primarily reflected the charge related to the acquisition of Bay Networks.

The remaining net carrying value of acquired technology will be fully amortized in 2003 and was $98 on December 31, 2002 and $285 on December 31, 2001.

Amortization of goodwill

On January 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", or SFAS 142. As a result, amortization of goodwill, including goodwill recorded in past business combinations, and amortization of intangibles with an indefinite life ceased upon adoption of SFAS 142. We completed the first SFAS 142 transitional impairment test during the second quarter of 2002 and concluded at that time that there was no impairment of recorded goodwill, as the fair values of our reporting units exceeded their carrying amount as of January 1, 2002. Therefore, the second step of the transitional impairment test under SFAS 142 was not required to be performed.

As part of our review of financial results during the third quarter of 2002, we evaluated the goodwill associated with the businesses within Optical Networks for potential impairment. The conclusion of those evaluations was that we wrote down the remaining value of goodwill in the amount of $595. For additional information on the write down of goodwill, see "Special charges" in note 6 of the accompanying consolidated financial statements.

The amortization of goodwill for 2001 primarily reflected the charges related to the acquisitions of Bay Networks, Alteon, Xros, Qtera, Clarify and the 980 NPLC business.

The amortization of goodwill for 2000 primarily reflected the charges related to the acquisitions of Bay Networks, Qtera and Clarify.

The remaining net carrying value of goodwill was $2,201 on December 31, 2002 and $2,810 on December 31, 2001.

Special charges

In 2002, we recorded special charges of $2,298 related to restructuring activities and write downs of goodwill and other assets. The special charges relating to restructuring were associated with our work plan to streamline operations and activities around core markets and leadership strategies. Our special charges in 2002 related to workforce reduction costs of $926, contract settlement and lease costs of $228, plant and equipment write downs of $433, other charges of $116 and a goodwill write down of $595.

In 2001, we recorded special charges of $15,781 related to restructuring activities and write downs of goodwill and other assets. The special charges related to workforce reduction costs of $1,361, contract settlement and lease costs of $883, plant and equipment write downs of $970, other charges of $446 and a goodwill write down of $12,121.

In 2000, we recorded special charges of $267 related to restructuring activities and a one-time intangible asset write down.

On December 31, 2002, our workforce numbered approximately 37,000 and our previously announced employee reductions were nearing completion. As a result of changes in certain outsourcing plans, we expect to have approximately 36,000 employees by the end of the first quarter of 2003, compared to our previous estimate of approximately 35,000. Going forward, our focus will be on managing each of our businesses based on financial performance, the market and customer priorities. Additional charges will be required in 2003 related to our remaining announced workforce reductions and related charges.

For additional information related to these restructuring activities, see "Special charges" in note 6 of the accompanying consolidated financial statements.

Gain (loss) on sale of businesses

In 2002, the gain on sale of businesses of $40 was primarily related to a gain of $26 on the sale of certain assets relating to our optical components business to Bookham Technology plc. Also in 2002, we sold certain assets of our Service Commerce operation support system business to MetaSolv, Inc. for a gain of $10. For additional information relating to these sales of assets, see "Divestitures, closures and acquisitions" in note 9 of the accompanying consolidated financial statements.

Loss on sale of businesses for 2001 of $112 was primarily related to a $233 write down of our Service Commerce operation support system business to its net realizable value in the fourth quarter of 2001. The write down related primarily to goodwill and included the operations acquired on the acquisition of Architel Systems Corporation. Net realizable value was determined based on the anticipated proceeds on the sale of the business, which was completed on February 1, 2002. This loss was partially offset by net gains associated with both the outsourcing of certain activities as part of our continued supply chain transformation strategy that began in 1999 and the divestiture of certain non-core businesses in connection with our work plan to streamline our business around core markets.

In 2000, the gain on sale of businesses of $174 was primarily related to the divestiture of certain manufacturing operations and tangible and intangible assets in connection with our operations strategy.

Other income (expense) – net

For 2002, other income – net of $6 was primarily related to interest income of $91, a $29 loss on sale or write down of certain minority investments and other expenses of $56.

For 2001, other expense – net of $351 was primarily related to a loss on sale or write down of certain minority investments. This write down occurred during the third quarter from our review of our investment portfolio, and was due to a change in our strategic focus relative to certain minority investments, as well as an other than temporary decline in carrying values caused by the continued significant downturn in both the industry and economic environment. Public company investments were generally written down against earnings to their current market value. Private company investments were written down to the estimated current market value by applying a telecommunications market average adjustment factor calculated using the declines of a representative group of public companies. Previous mark-to-market adjustments on both our public and private company investments were recorded in accumulated other comprehensive income.

For 2000, other income – net of $809 was primarily related to a $513 pre-tax ($344 after-tax) gain from the sale of a portion of our share ownership in Entrust, Inc. (formerly Entrust Technologies, Inc.) in the first quarter of 2000, and a $169 pre-tax ($116 after-tax) gain due to a reduction in our investment in Entrust from 33.5% to 27.0% primarily as a result of Entrust's issuance of common shares in connection with its acquisition of enCommerce, Inc. in the third quarter of 2000.

Interest expense

Interest expense decreased $55 in 2002 compared to 2001. The decrease was primarily related to a lower level of short-term notes payable in 2002, partially offset by additional interest expense due to long-term debt offerings during 2001. The increase in interest expense of $142 in 2001, compared to 2000, was primarily related to our new debt offerings during the year, and an increase in the amount and cost of borrowings under the commercial paper program during the first and second quarters of 2001.

Income tax benefit (provision)

In 2002, we recorded a net income tax benefit of $478 on a pre-tax loss of $4,063. Our gross income tax valuation allowances in 2002 were $1,140, including certain additional income tax valuation allowances of $532. We assessed positive evidence including forecasts of future taxable income to support realization of the net deferred tax assets, and other negative evidence including our eight consecutive quarters of tax losses, and concluded that it was more likely than not, that certain additional tax valuation allowances of $532 were required. If market conditions improve and future results of operations exceed our current expectations, our existing tax valuation allowances may be adjusted, resulting in future tax benefits. Alternatively, if market conditions deteriorate further or future results of operations are less than expected, additional tax valuation allowances may be required for all or a portion of our deferred tax assets.

Changes to tax legislation in the first quarter of 2002 in the United States extended the net operating loss carryback period from two years to five years. As a result, we were able to carryback available United States losses from 2001 and utilize approximately $700 of deferred income tax assets previously recognized, generating additional cash recoveries of approximately $700 in 2002.

Our effective tax benefit/provision rate fluctuates from period to period primarily as a result of the impact of non-tax deductible goodwill amortization and write downs, non-tax deductible restructuring charges, certain additional valuation allowances, stock option compensation expense and in-process research and development expense. As a result, our effective tax rates were neither comparable nor meaningful in 2002, 2001 and 2000.

For additional information, see "Income taxes" in note 7 of the accompanying consolidated financial statements and "Application of critical accounting policies".

Net loss from continuing operations

	For the years ended December 31, 2002	2001	2000	2002 vs 2001 $ Change	% Change	2001 vs 2000 $ Change	% Change
Reported results:							
Net loss from continuing operations	$(3,585)	$(24,307)	$(2,995)	$ 20,722	85	$ (21,312)	N/A
Basic and diluted loss per common share							
– continuing operations	$ (0.93)	$ (7.62)	$ (1.01)	$ 6.69	88	$ (6.61)	N/A
Adjusted results:[(a)]							
Net loss from continuing operations	$(3,585)	$(20,150)	$ 740	$ 16,565	82	$ (20,890)	N/A
Basic loss per common share							
– continuing operations	$ (0.93)	$ (6.31)	$ 0.25	$ 5.38	85	$ (6.56)	N/A
Diluted loss per common share							
– continuing operations	$ (0.93)	$ (6.31)	$ 0.24	$ 5.38	85	$ (6.55)	N/A

(a) Reflects the implementation of SFAS 142, had the Statement been effective January 1, 2000. For additional information related to results adjusted for the implementation of SFAS 142, see "Accounting changes" in note 3 of the accompanying consolidated financial statements

As a result of the items discussed under our results of operations, our reported net loss from continuing operations improved by $20,722 in 2002 compared to 2001 and increased by $21,312 in 2001 compared to 2000.

Results of operations – discontinued operations

	For the years ended December 31, 2002	2001	2000	2002 vs 2001 $ Change	% Change	2001 vs 2000 $ Change	% Change
Revenues	$141	$ 996	$ 2,327	$ (855)	(86)	$ (1,331)	(57)
Net loss from discontinued operations							
– net of tax	–	(442)	(475)	442	100	33	7
Net loss on disposal of operations							
– net of tax	–	(2,568)	–	2,568	100	(2,568)	N/A
Net loss from discontinued operations	$ –	$(3,010)	$ (475)	$ 3,010	100	$ (2,535)	(534)
Net cash from (used in)							
– discontinued operations	$370	$ (701)	$(1,140)	$ 1,071	153	$ 439	39

During 2002, we continued to wind down our access solutions operations and there has been no change to the initial disposal strategy or intent to exit the business since June 14, 2001. However, the continued deterioration in industry and market conditions has delayed certain disposal activities beyond the original planned timeframe of one year. In particular, actions involving negotiations with customers, who have also been affected by industry conditions, are taking longer than expected. Therefore, although disposal activities continue beyond the one-year period, we continue to present the access solutions operations as discontinued operations in the accompanying consolidated financial statements. We now expect to complete this plan by mid 2003, subject to the closing of specific transactions, the timing of which may continue to be impacted by customer and business issues and any applicable regulatory requirements.

For additional information, see "Discontinued operations" in note 18 of the accompanying consolidated financial statements.

Application of critical accounting policies

Our consolidated financial statements are based on the selection and application of accounting policies, generally accepted in the United States, which require us to make significant estimates and assumptions. We believe that the following accounting policies may involve a higher degree of judgment and complexity in their application and represent our critical accounting policies. The application of these policies requires us to make subjective and objective judgments.

In general, any changes in estimates or assumptions relating to revenue recognition, provisions for receivables, provisions for inventory and other contingencies (excluding legal contingencies) are directly reflected in the results of our reportable operating segments. Changes in estimates or assumptions pertaining to our tax asset valuations, our pension and post retirement benefits and our legal contingencies are generally not reflected in our reportable operating segments, but are reflected on a consolidated basis.

We have discussed the application of these critical accounting policies with the Audit Committee of our Board of Directors.

Revenue recognition

Our material revenue streams are the result of a wide range of activities, from custom design and installation over a long period of time to "pack and ship", with many variations in between. Our networking solutions also cover a broad range of technologies and are offered on a global basis. As a result, our revenue recognition policies can differ depending on the level of customization within the solution and the contractual terms with the customer. Newer technologies within one of our reporting segments may also have different revenue recognition policies, depending on, among other factors, the specific performance and acceptance criteria within the applicable contract. Therefore, management must use judgment in determining how to apply the current accounting standards and interpretations, not only based on the networking solution, but also within networking solutions based on reviewing the level of customization and contractual terms with the customer. As a result, our revenues may fluctuate from period to period based on the mix of solutions sold and in which geographic region they are sold.

The collectibility of trade and notes receivables is also critical in determining whether revenue should be recognized, especially considering the current economic environment within our industry. As part of the revenue recognition process, we determine whether trade or notes receivables are reasonably assured of collection and whether there has been deterioration in the credit quality of our customers that could result in our inability to collect the receivables. We will defer revenue and related costs if we are uncertain as to whether we will be able to collect the receivable. When we determine that collection of the receivable is unlikely, we will defer revenue but continue to recognize any related costs. When we determine that a loss exists on a particular contract, we will recognize the loss immediately.

For further information on our revenue recognition policies relating to our material revenue streams, you should also refer to note 2(d) of the accompanying consolidated financial statements.

Provisions for receivables

In establishing the appropriate provisions for trade, notes and long-term receivables due from customers, we make assumptions with respect to their future collectibility. Our assumptions are based on an individual assessment of a customer's credit quality as well as subjective factors and trends, including the aging of receivable balances. Generally, these individual credit assessments occur prior to the inception of the credit exposure and at regular reviews during the life of the exposure and consider:

- a customer's ability to meet and sustain their financial commitments;
- a customer's current and projected financial condition;
- the positive or negative effects of the current and projected industry outlook; and
- the economy in general.

Once we consider all of these individual factors, we make a determination as to the probability of default. An appropriate provision is then made, which takes into consideration the severity of the likely loss on the outstanding receivable balance based on our experience in collecting these amounts. In addition to these individual assessments, in general, outstanding trade accounts receivable amounts that are greater than 365 days are fully provisioned for and amounts greater than 180 days are 50% provisioned for. A misinterpretation or misunderstanding of any of the above mentioned conditions could result in bad debts in excess of the provisions determined to be appropriate as of the balance sheet date.

We recorded receivable provisions, relating to continuing operations, of $266 in 2002, $1,343 in 2001 and $333 in 2000. The following table summarizes our accounts receivable and long-term receivable balances and related reserves of our continuing operations:

	As at December 31, 2002	2001
Gross accounts receivable	$ 2,387	$ 3,578
Related reserves	(477)	(655)
Net accounts receivable	$ 1,910	$ 2,923
Accounts receivable reserves as a percentage of gross accounts receivables	20%	18%
Gross long-term receivables	$ 822	$ 1,031
Related reserves	(781)	(828)
Net long-term receivables	$ 41	$ 203
Long-term receivable reserves as a percentage of long-term receivables	95%	80%

Our level of reserves for both accounts receivable and long-term receivables fluctuate depending on all of the factors mentioned above. In 2002 and 2001, significant provisions have been recorded; however, due to the current market conditions and the creditworthiness of some of our customers, it is difficult to determine the extent to which this trend will continue in the future.

Provisions for inventory

Management must make estimates about the future customer demand for our products when establishing the appropriate provisions for inventory. When making these estimates, we consider general economic conditions and growth prospects within our customers' ultimate marketplace, and the market acceptance of our current and pending products. These judgments must be made in the context of our customers' shifting technology needs and changes in the geographic mix of our customers. With respect to our provisioning policy, in general, we fully reserve for surplus inventory in excess of our 365 day demand forecast or that we deem to be obsolete. Generally, our inventory provisions have an inverse relationship with the projected demand for our products. For example, our provisions usually increase as projected demand decreases due to adverse changes in the conditions mentioned above. We have experienced significant changes in required reserves in recent periods due to changes in strategic direction, such as discontinuances of product lines, as well as declining market conditions. A misinterpretation or misunderstanding of any of these conditions could result in inventory losses in excess of the provisions determined to be appropriate as of the balance sheet date.

We recorded inventory provisions and other provisions related to our contract manufacturers and suppliers, relating to continuing operations, of $559 in 2002, $1,676 in 2001 and $450 in 2000. The following table summarizes our inventory balances and related reserves of our continuing operations:

	As at December 31, 2002	2001
Gross inventory	$ 1,904	$ 2,512
Related reserves	(1,015)	(933)
Net inventory	$ 889	$ 1,579
Inventory reserves as a percentage of gross inventory	53%	37%
Other reserves for claims related to our contract manufacturers and suppliers[(a)]	(168)	(565)

(a) Included in other accrued liabilties and relating to cancellation charges, inventory in excess of future demand, and for the settlement of certain other claims

In 2003, we believe that we will continue to see constraints on capital expenditures by our customers. As a result, we will continue to closely monitor our inventory reserves to ensure that our provisions appropriately reflect the current market conditions; however, the inventory provisions we have recorded in the past may not be reflective of those in future quarters.

Tax asset valuation

We currently have deferred tax assets resulting from net operating loss carryforwards, tax credit carryforwards, and deductible temporary differences, all of which will reduce taxable income in the future. We assess the realization of these deferred tax assets quarterly to determine whether an income tax valuation allowance is required. Based on available evidence, both positive and negative, we determine whether it is more likely than not that all or a portion of the remaining net deferred tax assets will be realized. The main factors that we consider include:

- future earnings potential determined through the use of internal forecasts;
- cumulative losses in recent years;
- history of loss carryforwards and other tax assets expiring;
- the carryforward period associated with the deferred tax assets; and
- the nature of the income that can be used to realize the deferred tax asset.

If it is our belief that it is more likely than not that some portion of these assets will not be realized, an income tax valuation allowance is recorded. Gross income tax valuation allowances were $1,140 in 2002, including certain additional income tax valuation allowances of $532. We assessed positive evidence including forecasts of future taxable income to support realization of the net deferred tax assets, and negative evidence including our eight consecutive quarters of tax losses, and concluded that it was more likely than not, that certain additional tax valuation allowances of $532 were required.

If market conditions improve and future results of operations exceed our current expectations, our existing tax valuation allowances may be adjusted, resulting in future tax benefits. Alternatively, if market conditions deteriorate further or future results of operations are less than expected, future assessments may result in a determination that some or all of the net deferred tax assets are not realizable. As a result, we may need to establish additional tax valuation allowances for all or a portion of the net deferred tax assets, which may have a material adverse effect on our business, results of operations and financial condition.

Goodwill valuation

Commencing January 1, 2002, we test goodwill for possible impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Circumstances that could trigger an impairment test include, but are not limited to:

- a significant adverse change in legal factors or in the business climate;
- an adverse action or assessment by a regulator;
- unanticipated competition;
- loss of key personnel;
- the likelihood that a reporting unit or a significant portion of a reporting unit will be sold or disposed of;
- results of testing for recoverability of a significant asset group within a reporting unit; and/or
- the recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

The determination as to whether a write down of goodwill is necessary involves significant judgment based on the short-term and long-term projections of the future performance of the reporting unit to which the goodwill is attributed. The assumptions supporting the estimated future cash flows of the reporting unit, including the discount rate used and estimated terminal value reflect our best estimates.

In 2002, we incurred a goodwill write down of $595. As a result of the continued decline in both our overall market value generally and within Optical Networks specifically, we evaluated the goodwill associated with the businesses within Optical Networks for potential impairment. The conclusion of those evaluations was that the fair value associated with the businesses within Optical Networks could no longer support the carrying value of the remaining goodwill associated with them. Fair value was estimated using the expected present value of discounted future cash flows of these businesses. The discount rate used ranged from 12% to 16% and the terminal values were estimated based on terminal growth rates ranging from 3% to 5%.

In 2001, we incurred a goodwill write down of $12,121. In 2001, we performed an assessment of the carrying values of goodwill associated with our acquisitions. The assessment during that period was performed in light of the significant negative industry and economic trends impacting our operations and expected future growth rates, and the adjustment of technology valuations. The conclusion of our assessment was that the decline in market conditions within the industry was significant and other than temporary. The write downs were primarily related to the goodwill within Enterprise Networks, Optical Networks and Other. Fair value was determined based on discounted future cash flows for the businesses within these reportable segments that had separately distinguishable goodwill balances and whose operations had not yet been fully integrated. The cash flow periods used were five years, the discount rate used was 20%, and the terminal values were estimated based upon terminal growth rates ranging from 5% to 11%. The discount rate was based on our weighted average cost of capital, adjusted for the risks associated with the operations.

In 2000, we incurred a goodwill write down of $133 related to certain operations in EMEA and as a result of a change in business mandate for those operations from a product focus to a focus on distribution channels.

For additional information on our goodwill write-downs, see "Special charges" in note 6 of the accompanying consolidated financial statements.

The carrying value of goodwill was $2,201 at December 31, 2002 and $2,810 at December 31, 2001. For more information on the goodwill amounts attributed to each reportable segment, you should refer to "Consolidated financial statement details" in note 4 of the accompanying consolidated financial statements.

Pension and post retirement benefits

We maintain various pension and post-retirement benefit plans for our employees in North America and the United Kingdom. These plans include significant pension and post retirement benefit obligations which are calculated based on actuarial valuations. Key assumptions are made in determining these obligations and related expenses, including expected rates of return on plan assets and discount rates. For 2002, the expected long-term rate of return on plan assets used to estimate pension expenses was 7.8% on a weighted average basis, which was the rate determined at September 30, 2001. The expenses for 2001 were based on a weighted average long-term rate of return of 8.1%. The discount rate used to estimate the net pension obligations and expenses for 2002 were 6.3% and 6.7% respectively on a weighted average basis, compared to 6.7% and 7.0% respectively in 2001. The lower rates reflected the decline in global capital markets and interest rates.

The key assumptions used to estimate the post-retirement costs for 2002 were an expected long-term rate of return on plan assets of 8.0% and a discount rate of 6.8% and 7.0% for the obligations and costs, respectively, both on a weighted average basis. The expected long-term rate of return on plan assets remained unchanged from 2001. The discount rates for the obligations and costs decreased from 7.0% and 7.5% respectively in 2001 due to the decline in global interest rates.

The difference between the expected long-term rate of return on plan assets and the discount rate reported for the net pension obligations and expenses and the post-retirement benefit obligations and costs is due to the weighted average calculation as a result of the number of countries in which we offer either pension or pension and post-retirement benefits. In developing these assumptions, we evaluated, among other things, input from our actuaries, expected long-term market returns and current high-quality bond rates.

Plan assets are comprised primarily of common stocks, bonds, debentures, secured mortgages and property. Included in plan assets are common shares of Nortel Networks Corporation with an aggregate market value of $3 in 2002 ($23 in 2001).

Unrecognized actuarial gains and losses are being recognized over approximately a 12 year period, which represents the weighted average expected remaining service life of the employee group. Unrecognized actuarial gains and losses arise from several factors including experience and assumption changes in the obligations and from the difference between expected returns and actual returns on assets. At the end of 2002, we had unrecognized net actuarial losses of $1,400 which could result in an increase to pension expenses in future years depending on several factors, including whether such losses exceed the corridor in accordance with SFAS No. 87, "Employers' Accounting for Pensions".

The estimated accumulated benefit obligations for the defined benefit plans exceeded the fair value of the plan assets at September 30, 2002 as a result of the negative impact that declines in global capital markets and interest rates had on our pension plan assets and obligations. Accordingly, we recorded a non-cash charge of $692 ($559 after-tax) to shareholders' equity for the minimum pension liability. A similar charge may be required in the future as the impact of changes in global capital markets and interest rates on the value of our pension plan assets and obligations is measured.

During 2002, we made $75 in required cash contributions to our registered defined benefit pension plans as well as additional voluntary contributions of $75. In 2003, we expect required cash contributions under applicable legislation to be similar to those made in 2002, although global capital market and interest rate fluctuations could impact future funding requirements.

For 2003, our expected rate of return on plan assets remains unchanged from 2002 for pension expenses and post-retirement costs. However, for 2003, we lowered our discount rate approximately 0.4% to 6.3% on a weighted average basis for pension expenses and 0.25% to 6.8% on a weighted average basis for post-retirement costs given the current global interest rates. We will continue to evaluate our expected long-term rates of return on plan assets and discount rates at least annually and make adjustments as necessary, which could change the pension and post-retirement obligations and expenses in the future. If the actual operation of the plans differs from the assumptions, additional contributions by us may be required. If we are required to make significant contributions to fund the defined benefit plans, reported results could be materially and adversely affected and our cash flow available for other uses may be significantly reduced.

Other contingencies

We are subject to the possibility of various loss contingencies arising in the ordinary course of business. As a result, we consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss, in determining loss contingencies. We recognize a reserve for an estimated loss contingency when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted.

We are also subject to proceedings, lawsuits and other claims (some of which may involve substantial dollar amounts), including proceedings under laws and government regulations related to securities, environmental, labor, product and other matters. We are required to assess the likelihood of any adverse judgments or outcomes in these matters, as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is based on an analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters. We cannot determine whether these matters will, individually or collectively, have a material adverse effect on our business, results of operations and financial condition. For more information related to our outstanding legal proceedings, see "Contingencies" in note 20 of the accompanying consolidated financial statements.

Liquidity and capital resources

Cash flows

The following table summarizes our cash flows by activity and cash on hand:

	Year ended December 31, 2002	2001
Net cash from (used in) operating activities of continuing operations	$ (589)	$ 425
Net cash used in investing activities of continuing operations	(220)	(801)
Net cash from financing activities of continuing operations	713	2,956
Effect of foreign exchange rate changes on cash and cash equivalents	74	(10)
Net cash from (used in) continuing operations	(22)	2,570
Net cash from (used in) discontinued operations	370	(701)
Net increase in cash and cash equivalents	348	1,869
Cash and cash equivalents at beginning of year – net	3,513	1,644
Cash and cash equivalents at end of year – net	$ 3,861	$ 3,513

During 2002 and 2001, we took actions to strengthen our cash and liquidity positions. As of December 31, 2002, our primary source of liquidity is our current cash and cash equivalents, or cash. At December 31, 2002, we had cash of $3,861, excluding $249 of restricted cash. We believe this cash will be sufficient to fund our current business model, manage our investments and meet our customer commitments for at least the next 12 months. However, if capital spending by service providers and other customers declines more significantly than we currently expect, we may be required to adjust our current business model. As a result, our revenues and cash flows may be materially lower than we expect and we may be required to further reduce our capital expenditures and investments or take other measures in order to meet our cash requirements. We may seek additional funds from liquidity-generating transactions and other conventional sources of external financing (which may include a variety of debt, convertible debt and/or equity financings). We cannot provide any assurance that our net cash requirements will be as we currently expect, that we will continue to have access to our credit facilities when and as needed, or that liquidity-generating transactions or financings will be available to us on acceptable terms or at all.

Cash flows used in operating activities were $589 due to a net loss of $3,585, less an adjustment of $2,352 for non-cash related items, plus a net cash inflow of $644 from operating assets and liabilities. The reduction in income tax was primarily due to the collection of $1,385 in income tax refunds during the period. Any future income tax payments are expected to be minimal versus historical levels until we utilize our available income tax loss carryforwards and tax credits. The reduction in the remaining operating assets and liabilities was primarily due to the continued decline in sales volumes and the associated size of the business, as well as the utilization of certain contract manufacturer and supplier provisions and restructuring provisions.

Cash flows used in investing activities were $220 and were primarily due to: an increase of $231 in restricted cash held as cash collateral for certain customer bid and performance bonds and contracts; and expenditures for plant and equipment of $335. These amounts were partially offset by: proceeds on disposal of certain plant and equipment of $236, mainly related to the sale of certain real estate in the United Kingdom; a net decrease of $35 in our long-term receivables; and net proceeds on the sale/acquisition of investments and businesses of $75, primarily related to the sale of certain assets of our Service Commerce operation support system business. In 2003, we expect that our expenditures for plant and equipment will be similar in amount to 2002.

Cash flows generated from financing activities were $713 and were primarily due to $1,486 of net proceeds primarily generated by the equity offerings on June 12, 2002. This amount was partially offset by: net cash of $445 used to reduce our long-term debt; and a net reduction of $318 of notes payable.

Uses of liquidity

Our cash requirements for the next 12 months are primarily to fund:

- operations;
- research and development;
- workforce reduction and other restructuring activities;
- capital expenditures;
- pension and post retirement benefits;
- debt service;
- customer financings; and
- committed investments.

Also, from time to time, we may purchase our outstanding debt securities and/or convertible notes in privately negotiated or open market transactions, by tender offer or otherwise, in compliance with applicable laws.

Obligations under special charges

The remaining cash payments of $435 relating to workforce reduction initiatives are expected to be substantially completed by the end of 2003. The remaining cash payments of $673 related to contract settlement and lease costs are expected to be substantially completed by the end of 2006. Additional charges will be required in 2003 related to our remaining announced workforce reductions and related charges. We expect restructuring related cash outflows of approximately $900 in 2003.

Contractual cash obligations

Contractual cash obligations[a]	Payments due 2003	2004	2005	2006	2007	Thereafter	Total obligations
Long-term debt	$ 233	$ 20	$ –	$ 1,465	$ –	$ 2,234	$ 3,952
Outsourcing contracts	291	273	270	268	265	263	1,630
Operating leases	316	229	203	150	121	707	1,726
Unconditional purchase obligations	80	30	–	–	–	–	110
Total contractual obligations	$ 920	$ 552	$ 473	$ 1,883	$ 386	$ 3,204	$ 7,418

(a) Contractual cash obligations do not include provisioned lease costs as they were included in our special charges

On October 1, 2002, we repaid the $300 6.88% Notes due October 1, 2002, including accrued interest, as part of our normal course debt repayments. Also during 2002, we purchased $36 of our 6.00% Notes due September 1, 2003 and $186 of our 6.125% Notes due February 15, 2006. In 2002, we have made all required cash contributions to our registered pension plans as well as additional voluntary contributions, totaling approximately $150. In 2003, we plan to repay the remaining $164 of our 6.00% Notes due September 1, 2003.

Commitments and guarantees

Bid and performance related bonds

We enter into bid and performance related bonds in connection with various contracts. These contracts generally have terms ranging from two to five years. Performance related bonds generally have a term of about twelve months and are typically renewed, as required, over the term of the applicable contract. Bid bonds generally have a much shorter term than performance related bonds, depending on the length of the bid period for the applicable contract. Any potential payments that we would be required to make are related to our performance under the applicable contract. The following table provides information related to these types of bonds:

Bid and performance related bonds[a]	As at December 31, 2002	2001
Performance guarantees[b]	362	1,170

(a) Represents available and undrawn commitments as at December 31, 2002 and December 31, 2001
(b) $249 in cash and cash equivalents was restricted as cash collateral and is excluded from the December 31, 2002 balance

Historically, we have not had to make material payments and we do not anticipate that we will be required to make material payments under these types of bonds.

The criteria under which customer performance bonds and contracts can be obtained have changed due to declines in the economic and industry environment and our credit condition. As a result, we have experienced increased cash collateral requirements and/or increased fees in connection with obtaining new customer performance bonds and contracts. However, we do not expect that the requirements and/or fees to obtain customer performance bonds and contracts will have a material adverse effect on our ability to win contracts from potential customers.

Our support facility with EDC provides support for certain of our obligations under bid and performance related bonds and may reduce the requirement for us to provide cash collateral to support these obligations. Although this facility provides for up to $750 in support, only $300 is committed support for these bonds (within certain parameters). In addition, any bid or performance related bonds with terms that extend beyond June 30, 2004, which is the expiry date of this facility, are currently not eligible for the support provided by this facility. Unless EDC agrees to an extension of the facility or agrees to provide support in respect of any such bid or performance related bonds on a case-by-case basis outside the scope of the facility, we may be required to provide cash collateral to support these obligations. In addition to the support facility with EDC, our existing security agreements permit us to secure additional obligations under bid and performance related bonds with the assets pledged under the security agreements and to provide cash collateral as security for these types of bonds. See "Available credit and support facilities" for additional information on this support facility and the security agreements.

Third party debt agreements

In the normal course of business, we have guaranteed the debt of certain customers. These third party debt agreements require us to make debt payments throughout the term of the related debt instrument if the customer fails to make a scheduled payment. The following table provides information related to our third party debt agreements:

Third party debt agreements[a]	As at December 31, 2002	2001
Financial guarantees	$ 13	$ 12

(a) Represents available and undrawn commitments as at December 31, 2002 and December 31, 2001

Historically, we have not had to make material payments and currently we do not anticipate that we will be required to make material payments under these debt instruments. See "Guarantees and commitments" in note 12 of the accompanying consolidated financial statements for additional information.

Supply and network outsourcing contracts

We enter into supply contracts with customers for products and services, which in some cases involve new, undeveloped technologies or requirements for us to build and operate networks. We also enter into network outsourcing contracts with customers to operate their networks. Some of these supply and network outsourcing contracts contain delivery and installation timetables, performance criteria and other contractual obligations. If we do not meet these requirements, it could result in:

- our having to pay substantial penalties or liquidated damages;
- the termination of the related supply or network outsourcing contract; and/or
- the reduction of shared revenues, in certain circumstances.

As is common in our industry, our supply and network outsourcing contracts are highly customized to address each customer's particular needs and concerns. The nature of the triggering events and the amounts and timing of the penalties associated with these contracts can vary significantly due to a variety of complex, interrelated factors. We have not experienced material penalty payments on our supply and network outsourcing contracts in any recent reporting period.

Certain of our key supply arrangements were negotiated prior to the current industry and economic downturn. As a result of the extent and duration of this downturn, in respect of one of these arrangements, based on our current revenue levels, we will not meet the minimum volume levels contained in the contract. As a result, we may be obligated to compensate the supplier for certain direct costs. The amount of such direct costs cannot be reasonably estimated at this time. The amount of any such compensation would be based on a variety of complex, interrelated factors (including applicable factors that could mitigate such direct costs). An obligation to pay such compensation could have a material adverse effect on our business, results of operations, financial condition and/or supply relationships.

Customer financing

Generally, customer financing arrangements may include financing in connection with the sale of our products and services, as well as funding for non-product costs associated with network installation and integration of our products and services. We may also provide funding for working capital purposes and equity financing.

The following table provides information related to our customer financing commitments, excluding our discontinued operations:

	As at December 31, 2002	2001
Drawn and outstanding – gross[a]	$ 1,091	$ 1,351
Related reserves	(799)	(887)
Drawn and outstanding – net	292	464
Undrawn commitments	801	1,611
Total customer financing	$ 1,093	$ 2,075

(a) Includes short-term and long-term amounts

We currently have customer financing commitments and/or balances outstanding in connection with the construction of new networks, including 3G wireless networks. Although we may commit to provide customer financing to customers in areas that are strategic to our core businesses, we remain focused on reducing our overall customer financing exposures consistent with our financing agreements. During 2002, we reduced undrawn commitments by $810 reflecting commitment expiration, cancellations and changing customer business plans. In addition to being highly selective in providing customer financing, we have programs in place to monitor and mitigate customer credit risk, including performance milestones and other conditions of funding. Management is focused on the strategic use of our customer financing capacity and on reducing the amount of our existing and future customer financing exposure.

We continue to regularly assess the levels of our customer financing provisions based on a loan-by-loan review to evaluate whether they reflect current market conditions. We review the ability of our customers to meet their repayment obligations and determine our provisions accordingly. Any misinterpretation or misunderstanding of these factors by us may result in losses in excess of our provisions. These losses could have a material adverse effect on our business, results of operations, financial condition and customer relationships.

In 2001 and 2002, our ability to place customer financing with third-party lenders was significantly reduced primarily due to:

- reduced demand for telecommunications financings in capital and bank markets as a result of network overcapacity, bankruptcies and financial difficulties in the industry;
- our current credit condition;
- adverse changes in the credit quality of our customers; and
- economic downturns in various countries.

As a result, we are currently directly supporting most commitments and outstanding balances and expect this to continue in the future as well. While we will continue to seek to arrange for third-party lenders to assume our customer financing obligations, we expect to fund most customer financings in the normal course of our business from working capital and conventional sources of external financing. Commitments to extend future financing generally have conditions for funding, fixed expiration or termination dates and specific interest rates and purposes. Based on the terms of the existing agreements, we expect that a substantial amount of these undrawn commitments will not be funded in 2003. However, we cannot predict with certainty the extent to which our customers will satisfy the applicable conditions for funding, and subsequently request funding, prior to the termination date of the commitments.

Joint ventures/minority interests

On October 19, 2002, we entered into a number of put option and call option agreements as well as a share exchange agreement with our partner in three European joint ventures. If the options and share exchange are exercised, we would be required to deliver to our joint venture partner net consideration of approximately $114, consisting of approximately $42 in cash, and an in-kind component of approximately $72, representing the return of a loan note currently owed to us by an affiliate of our joint venture partner. The option agreements and the share exchange agreement can be exercised between July 1, 2003 and December 31, 2003 subject to certain terms and conditions. If the transactions are completed, we will acquire the minority interests in two of these joint ventures and dispose of our minority interest in the third joint venture.

For additional information, see "Guarantees and commitments" in note 12 of the accompanying consolidated financial statements.

Discontinued operations

As of December 31, 2002, the remaining accruals of the discontinued access solutions operations totaled $81 and were related to future contractual obligations and estimated liabilities, and estimated operating losses during the planned period of disposition. The remaining accruals are expected to be substantially drawn down by cash payments over the period of disposition, the impact of which is expected to be partially offset by proceeds from the sale of certain remaining assets. During 2002, we generated cash of approximately $82 on the disposition of various assets from the access solutions operations.

For additional information related to our discontinued operations, see "Discontinued operations" in note 18 of the accompanying consolidated financial statements.

Sources of liquidity

Available credit and support facilities

We currently have $750 in available and undrawn credit facilities which expire in April 2005. These credit facilities were entered into on April 12, 2000 by Nortel Networks Limited and Nortel Networks Inc. and permit borrowings for general corporate purposes. As of December 31, 2002, there were no outstanding balances under our available credit facilities.

The following table summarizes our credit facilities:

	As at December 31, 2002	2001
December 2001 364-day credit facilities	$ –	$ 1,575
April 2000 five year credit facilities	750	750
April 2002 364-day revolving credit facilities	–	1,750
Total available credit facilities	$ 750	$ 4,075

The $750 April 2000 five year credit facilities contain a financial covenant requiring that Nortel Networks Limited's consolidated tangible net worth at any time be not less than $1,888. As of December 31, 2002, we were in compliance with this covenant. We continue to monitor the financial position of Nortel Networks Limited in light of this covenant and if we continue to incur net losses or record additional charges relating to our restructuring work plan, the accounting of our registered pension plans, the valuation of deferred income tax assets or for other events, Nortel Networks Limited's consolidated tangible net worth may be reduced below the $1,888 threshold. If Nortel Networks Limited is unable to comply with the consolidated tangible net worth covenant, we will be unable to access the $750 April 2000 five year credit facilities.

On December 13, 2002, we announced amendments to our security agreements to facilitate our future financial flexibility. These security agreements pledge substantially all of the assets of Nortel Networks Limited in favor of certain lenders and the holders of our outstanding public debt. The amendments, among other things, permit us to secure additional obligations with the assets pledged under the security agreements. These additional obligations include those under the support facility with EDC and other indemnity, guarantee and reimbursement obligations with respect to letters of credit, letters of guarantee, performance bonds, surety bonds, indemnification arrangements and other instruments. As part of the amendments to the security agreements, we terminated the $1,175 April 2002 364-day revolving credit facilities that would have expired in April 2003. These credit facilities had previously been amended and extended, and reduced in size from $1,750 to $1,175 on April 8, 2002. Also on December 13, 2002, our $1,510 December 2001 364-day credit facilities expired and were not extended. During 2002, we sold certain real estate in the United Kingdom, which resulted in reductions in the available commitments under the December 2001 364-day credit facilities from $1,575 to $1,510.

On February 14, 2003, Nortel Networks Limited entered into an agreement with EDC regarding arrangements to provide support, on a secured basis, of certain of our contingent obligations arising out of normal course business activities, including letters of credit, letters of guarantee, indemnity arrangements, performance bonds, surety bonds, receivables sales, securitizations, and similar instruments issued or entered into for our benefit. This facility, which expires on June 30, 2004, provides for up to $750 in performance-related support and is comprised of:

- up to $300 of committed support for performance bonds (within certain parameters);
- up to $150 of uncommitted support for receivables sales/securitizations; and
- up to $300 of additional uncommitted support for performance bonds and receivable sales/securitizations.

The support facility with EDC does not materially restrict our ability to sell any of our assets (subject to certain maximum amounts) or to purchase or pre-pay any of our currently outstanding debt. EDC is not obligated to make any support available unless certain customary conditions are satisfied, including that Nortel Networks Limited's senior long-term debt rating by Moody's has not been downgraded to less than B3 and that its debt rating by S&P has not been downgraded to less than B–. If we default on our obligations under this facility and EDC realizes upon the security provided under the security agreements in an amount exceeding $100, we would be in default under the $750 April 2000 five year credit facilities and our public debt.

Any amounts that are drawn under the $750 April 2000 five year credit facilities and all of the obligations under the support facility with EDC and our current outstanding public debt are secured equally and ratably with each other. The security provided under the security agreements is comprised of:

- liens on substantially all of the assets of Nortel Networks Limited and those of most of its United States and Canadian subsidiaries;
- share pledges in certain of Nortel Networks Limited's other subsidiaries; and
- guarantees by certain of Nortel Networks Limited's wholly owned subsidiaries.

The security agreements were entered into in connection with the $1,510 December 2001 364-day credit facilities, which have expired. The security became effective in the second quarter of 2002, following Moody's downgrade of Nortel Networks Limited's senior long-term debt rating to below investment grade. At that time, the security became effective in respect of the $1,510 December 2001 364-day credit facilities, as well as any other credit facilities and outstanding public debt which, by their terms, required that the security also apply to them. This included the $1,175 April 2002 364-day revolving credit facilities, which we have terminated, the $750 April 2000 five year credit facilities and our outstanding public debt.

If Nortel Networks Limited's senior long-term debt rating by Moody's returns to Baa2 (with a stable outlook) and its rating by Standard & Poor's returns to BBB (with a stable outlook), the security will be released in full. If both the $750 April 2000 five year credit facilities and the support facility with EDC are terminated or expire, the security will also be released in full. We may provide EDC with cash collateral (or any other alternative collateral acceptable to EDC), in an amount equal to the total amount of our outstanding obligations and undrawn commitments and expenses under this facility, in lieu of the security provided under the security agreements.

For additional information relating to our outstanding public debt and the $750 April 2000 five year credit facilities, see "Long-term debt and credit facilities" in note 10 of the accompanying consolidated financial statements. For additional information relating to the support facility with EDC, see "Subsequent events" in note 21 of the accompanying consolidated financial statements. For additional financial information related to those subsidiaries providing guarantees, see "Supplemental consolidating financial information" in note 22 of the accompanying consolidated financial statements. For information relating to our debt ratings, see "Credit ratings" below. See "Forward-looking statements" for factors that may affect our ability to comply with covenants and conditions in our credit and support facilities in the future.

Shelf registration statement and base shelf prospectus

In the second quarter of 2002, we filed a shelf registration statement with the United States Securities and Exchange Commission and a base shelf prospectus with the applicable securities regulatory authorities in Canada, to qualify for the potential sale of up to $2,500 of various types of securities in the United States and/or Canada. The qualifying securities include common shares, preferred shares, debt securities, warrants to purchase equity or debt securities, share purchase contracts and share purchase or equity units (subject to certain approvals). As of December 31, 2002, we have utilized approximately $1,700 of the $2,500 available under the shelf registration statement and base shelf prospectus. Approximately $800 remains available for use.

At the same time as the filing of the shelf registration statement and base shelf prospectus, Nortel Networks Limited and its financing subsidiary withdrew a shelf registration statement filed with the United States Securities and Exchange Commission under which they were previously eligible to issue up to $1,000 in debt securities and warrants to purchase debt securities.

Credit ratings

Rating agency	Rating on long-term debt issued or guaranteed by Nortel Networks Limited/Nortel Networks Corporation	Rating on preferred shares issued by Nortel Networks Limited	Last update
Standard & Poor's Ratings Service	B	CCC	September 18, 2002
Moody's Investor Services, Inc.	B3	Caa3	November 1, 2002

The ratings remain on negative outlook by Moody's and Standard & Poor's. There can be no assurance that our credit ratings will not be lowered further or that such ratings agencies will not issue adverse commentaries, potentially resulting in higher financing costs and further reduced access to capital markets or alternative financing arrangements. Our credit ratings may also affect our ability, and the cost, to securitize receivables, obtain customer performance bonds and contracts, access the support facility with EDC and/or enter into normal course derivative or hedging transactions.

Debt to capitalization ratio

The total debt to total capitalization ratio of Nortel Networks was 61% at December 31, 2002, compared to 47% at December 31, 2001. The ratio reflects the increase in our deficit, partially offset by the equity offerings on June 12, 2002.

See our "Forward-looking statements" for factors that may impact our liquidity and capital resources.

Off-balance sheet arrangements, contractual obligations and contingent liabilities and commitments

Off-balance sheet arrangements

We currently conduct certain receivable sales and lease financing transactions through special purpose entities and are in the process of assessing the structure of these transactions against the criteria set out in the Financial Accounting Standards Board Interpretation No. 46 – "Consolidation of Variable Interest Entities", or FIN 46.

Our receivable sales transactions are generally conducted either directly with financial institutions or with multi-seller conduits. We do not expect that we will be required to consolidate any of these entities or provide any of the additional disclosures set out in FIN 46.

Certain lease financing transactions are structured through single transaction special purpose entities that currently do not have sufficient equity at risk as defined in FIN 46. In addition, we retain certain risks associated with guaranteeing recovery of between 75 percent and 88 percent of the unamortized principal balance of debt which is expected to represent the majority of the risks associated with the special purpose entities' activities. This percentage will be adjusted over time as the underlying debt matures. Therefore, we expect that unless the existing arrangements are modified prior to July 1, 2003, we will be required to consolidate the assets, liabilities and any non-controlling interests of these special purpose entities effective July 1, 2003. The total assets and total liabilities held by these entities at December 31, 2002 were approximately $176 and $176 respectively.

Contractual obligations

The following table summarizes our contractual obligations over the periods noted below:

Contractual cash obligations[(a)]	2003	2004	Payments due 2005	2006	2007	Thereafter	Total obligations
Long-term debt	$ 233	$ 20	$ –	$ 1,465	$ –	$ 2,234	$ 3,952
Outsourcing contracts	291	273	270	268	265	263	1,630
Operating leases	316	229	203	150	121	707	1,726
Unconditional purchase obligations	80	30	–	–	–	–	110
Total contractual obligations	$ 920	$ 552	$ 473	$ 1,883	$ 386	$ 3,204	$ 7,418

(a) Contractual cash obligations do not include provisioned lease costs as they were included in our special charges

Contingent liabilities and commitments

Customer financing commitments

In certain instances, we are committed to provide future financing to certain customers in connection with their purchases of our products and services. The undrawn commitments were $801 at December 31, 2002 and $1,611 at December 31, 2001. Commitments to extend future financing generally have conditions for funding, fixed expiration or termination dates and specific interest rates and purposes. Based on the terms of the existing agreements, we expect that a substantial amount of these undrawn commitments will not be funded in 2003. However, we cannot predict with certainty the extent to which our customers will satisfy the applicable conditions for funding, and subsequently request funding, prior to the termination date of the commitments.

Purchase commitments

We have entered into purchase commitments with certain suppliers under which we commit to buy a minimum amount or percentage of designated products in exchange for price guarantees or similar concessions. In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

In addition to such purchase commitments, we have also agreed with JDS Uniphase Corporation that if we purchase a minimum amount of designated products determined as a percentage of our total purchases for such products during the period from January 1, 2001 to December 31, 2003, we would earn consideration from JDS as a reduction, in whole or in part, of the $500 deferred consideration otherwise payable in our common shares to JDS. The consideration was valued at $500 as at the February 5, 2001 agreement date and has been recorded as purchase discounts and reflected as a reduction of cost of revenues in the amount of $149 and $152 in 2002 and 2001, respectively. We believe that our purchases to date are sufficient to meet the required percentage of our total purchases to December 31, 2003. Subsequent to the sale of the majority of our optical components business to Bookham Technology plc on November 8, 2002, we have begun negotiations with JDS related to certain aspects of this arrangement and as a result, we have not recognized any additional purchase discounts beyond November 8, 2002 pending the outcome of these negotiations.

We entered into an arrangement with a minimum purchase commitment of $120 with Bookham. The terms of the commitment require us to purchase $120 of product from Bookham between November 8, 2002 and March 31, 2004. Should there be a shortfall, we would make a cash payment for a portion of the balance.

Joint ventures/minority interests

On October 19, 2002, we entered into a number of put option and call option agreements as well as a share exchange agreement with our partner in three European joint ventures. If the options and share exchange are exercised, we would be required to deliver to our joint venture partner net consideration of approximately $114, consisting of approximately $42 in cash, and an in-kind component of approximately $72, representing the return of a loan note currently owed to us by an affiliate of our joint venture partner. The option agreements and the share exchange agreement can be exercised between July 1, 2003 and December 31, 2003, subject to certain terms and conditions.

Other contingent liabilities and commitments

Through our normal course of business, we have also entered into other indemnifications or guarantees that arise in various types of arrangements including:

- business sale agreements;
- intellectual property indemnification obligations;
- lease agreements;
- third party debt agreements;
- indemnification of lenders and agents under credit facilities; and
- other indemnification agreements.

Historically, we have not made any significant payments under any of these indemnifications or guarantees. In certain cases, due to the nature of the agreement, we have not been able to estimate our maximum potential loss or the maximum potential loss has not been specified. However, for those agreements where we have been able to make an estimate, the maximum amount that we would be obliged to pay under these indemnifications and guarantees would be $207.

For more information on these contingent liabilities and commitments, you should refer to "Guarantees and commitments" in note 12 of the accompanying consolidated financial statements.

Market risk

Market risk represents the risk of loss that may impact our consolidated financial statements through adverse changes in financial market prices and rates. Our market risk exposure results primarily from fluctuations in interest rates and foreign exchange rates. To manage the risk from these fluctuations, we enter into various derivative-hedging transactions that we have authorized under our policies and procedures. We maintain risk management control systems to monitor market risks and counter-party risks. These systems rely on analytical techniques including both sensitivity analysis and value-at-risk estimations. We do not hold or issue financial instruments for trading purposes.

For a discussion of our accounting policies for derivative financial instruments, see "Significant accounting policies" in note 2(s) of the accompanying consolidated financial statements. Additional disclosure of our financial instruments is included in "Financial instruments and hedging activities" in note 11 of the accompanying consolidated financial statements.

We manage foreign exchange exposures using forward and option contracts to hedge firm sale and purchase commitments. Our most significant foreign exchange exposures are in the Canadian dollar, the United Kingdom pound and the Euro. We enter into United States to Canadian dollar forward and option contracts intended to hedge the United States to Canadian dollar exposure on future revenue and expenditure streams. We recognize the gains and losses on these contracts in income when the hedged transaction occurs.

We expect to continue to expand our business globally and, as such, expect that an increasing proportion of our business will be denominated in currencies other than United States dollars. As a result, fluctuations in foreign currencies may have a material impact on our business, results of operations and financial condition. We try to minimize the impact of such currency fluctuations through our ongoing commercial practices and by attempting to hedge our exposures to major currencies. In attempting to manage this foreign exchange risk, we identify operations and transactions that may have exposure based upon the excess or deficiency of foreign currency receipts over foreign currency expenditures. Our significant currency flows for the year ended December 31, 2002 were in United States dollars, Canadian dollars, United Kingdom pounds and the Euro. The net impact of foreign exchange fluctuations resulted in gains of $24 in 2002, $2 in 2001 and $10 in 2000. Given our exposure to international markets, we regularly monitor all of our foreign currency exposures. We cannot predict whether we will incur foreign exchange losses in the future; however, if significant foreign exchange losses are experienced, they could have a material adverse effect on our business, results of operations and financial condition.

We manage interest rate exposures using a diversified portfolio of fixed and floating rate instruments denominated in several major currencies. We manage these exposures using interest rate swaps, which reduce our cost of financing and the fluctuations in the total interest expense. We record net settlements on these swap instruments as adjustments to interest expense.

We use sensitivity analysis to measure our foreign currency risk by computing the potential decrease in cash flows that may result from adverse changes in foreign exchange rates. The balances are segregated by source currency, and a hypothetical unfavorable variance in foreign exchange rates of 10% is applied to each net source currency position using year-end rates, to determine the potential decrease in cash flows over the next year. The sensitivity analysis includes all foreign currency-denominated cash, short-term and long-term debt, and derivative instruments that will impact cash flows over the next year that are held at December 31, 2002 and 2001, respectively. The underlying cash flows that relate to the hedged firm commitments are not included in the analysis. The analysis is performed at the reporting date and assumes no future changes in the balances or timing of cash flows from the year-end position. Further, the model assumes no correlation in the movement of foreign exchange rates. Based on a one-year time horizon, a 10% adverse change in the exchange rates would result in a potential decrease in after-tax cash flows of $132 as of December 31, 2002 and $91 as of December 31, 2001. This potential decrease would result primarily from our exposure to the Canadian dollar, the United Kingdom pound and the Euro.

We also use sensitivity analysis to measure our interest rate risk. As of December 31, 2002, a 100 basis point adverse change in interest rates would not have a material effect on our business, results of operations and financial condition.

Legal proceedings

Nortel Networks and/or certain of our directors and officers have been named as defendants in various class action lawsuits. We are unable to determine the ultimate aggregate amount of monetary liability or financial impact in these legal matters, which unless otherwise specified, seek damages of material or indeterminate amounts. We are also a defendant in various other suits, claims, proceedings and investigations which are in the normal course of business. We cannot determine whether these matters will, individually or collectively, have a material adverse effect on our business, results or operations and financial condition. We, and any of our named directors or officers, intend to vigorously defend these actions suits, claims, proceedings and investigations.

For additional information related our legal proceedings, see "Contingencies" in note 20 of the accompanying consolidated financial statements.

Environmental matters

We are subject to numerous environmental protection laws and regulations in various jurisdictions around the world, primarily due to our manufacturing operations. As a result, we are exposed to liabilities and compliance costs arising from our past and current generation, management and disposition of hazardous substances and wastes.

We have remedial activities under way at twelve of our facilities which are either currently occupied or were previously owned or occupied. We have also been listed as a potentially responsible party at five Superfund sites in the United States. An estimate of our anticipated remediation costs associated with all such facilities and sites, to the extent probable and reasonably estimable, is included in our environmental accruals in an approximate amount of $30.

For a discussion of Environmental matters, see "Contingencies" in note 20 of the accompanying consolidated financial statements.

Forward-looking statements

Certain statements in this Annual Report, contain words such as "could," "expects," "may," "anticipates," "believes," "intends," "estimates," "plans," "envisions," and other similar language and are considered forward-looking statements. These statements are based on our expectations, estimates, forecasts and projections about the operating environment, economies and markets in which we operate. In addition, other written or oral statements which are considered forward-looking may be made by us or others on our behalf. These statements are subject to important risks, uncertainties and assumptions, which are difficult to predict and the actual outcome may be materially different. Some of the factors which could cause results or events to differ from current expectations include, but are not limited to, the factors described below. Unless required by applicable securities laws, we do not have any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

We have restructured our business to respond to industry and market conditions. The assumptions underlying our restructuring efforts may prove to be inaccurate and we may have to restructure our business again in the future.

We continue to restructure our business to realign resources and achieve desired cost savings. We have based our restructuring efforts on certain assumptions regarding the cost structure of our business and the nature, severity and duration of the industry downturn which may or may not be correct. Our restructuring efforts may not be sufficient for us to achieve profitability and meet the changes in industry and market conditions. We must be able to successfully implement our work plan and refine, expand or extend it if necessary, if we are to reduce our cost structure appropriately to respond to changing market conditions. We must also manage the potentially higher growth areas of our business, as well as the non-core areas, in order for us to achieve a return to profitability.

While restructuring, we have made, and will continue to make, judgments as to whether we should further reduce our workforce or exit, or dispose of, certain businesses. These workforce reductions may impair our ability to achieve our current or future business objectives. Costs incurred in connection with restructuring efforts may be higher than estimated. Any decision by management to further limit investment or exit, or dispose of, businesses may result in the recording of additional charges. As a result, the costs actually incurred in connection with the restructuring efforts may be higher than originally planned and may not lead to the anticipated cost savings and a return to profitability.

As part of our review of restructured businesses, we also look at the recoverability of their tangible and intangible assets. Future market conditions may trigger further write downs of these assets due to uncertainties in:

- the estimates and assumptions used in asset valuations, which are based on our forecasts of future business performance; and
- accounting estimates relating to the useful life and recoverability of the net book value of these assets, including goodwill, net deferred taxes, pension assets and other intangible assets.

We have stated that we will continue to review our work plan based on an ongoing assessment of the industry adjustment.

We may be materially and adversely affected by continued reductions in spending by our customers.

A continued slowdown in capital spending by service providers and other customers may affect our revenues more than we currently expect. Moreover, the significant slowdown in capital spending by our customers, coupled with existing economic and geopolitical uncertainties and the potential impact on customer demand, has created uncertainty as to market demand. As a result, revenues and operating results for a particular period can be difficult to predict. In addition, there can be no certainty as to the severity or duration of the current industry adjustment. Many of our traditional customers have already begun to invest in data networking and/or are in the process of transitioning from voice-only networks to networks which include data traffic. However, as a result of changes in industry and market conditions, many of our customers have significantly reduced their capital spending. Our revenues and operating results have been and may continue to be materially and adversely affected by the continued reductions in capital spending by our customers. If the reduction of capital spending continues longer than we expect and we continue to incur net losses as a result or if we are required to record additional charges relating to our restructuring work plan, the valuation of deferred income tax assets or for other events, we may be unable to comply with the financial covenant under our current credit facilities. As well, we have focused on the larger customers in certain markets, which provide a substantial portion of our revenues. A reduction or delay in business from one or more of these customers, or a failure to achieve a significant market share with these customers, could have a material adverse effect on our business, results of operations and financial condition.

Our operating results have historically been subject to yearly and quarterly fluctuations and are expected to continue to fluctuate.

Our operating results have historically been and are expected to continue to be subject to quarterly and yearly fluctuations as a result of a number of factors. These factors include:

- our ability to successfully implement programs to stimulate customer spending by anticipating and offering the kinds of products and services customers will require in the future to increase the efficiency and profitability of their networks;
- our ability to successfully complete programs on a timely basis to reduce our cost structure, including fixed costs, to streamline our operations and to reduce product costs;
- our ability to focus our business on what we believe to be potentially higher growth, higher margin businesses and to dispose of or exit non-core businesses;
- increased price and product competition in the networking industry;
- the inherent uncertainties of using forecasts, estimates and assumptions for asset valuations and in determining the amounts of accrued liabilities and other items in our consolidated financial statements;
- the impact of changes in global capital markets and interest rates on our pension plan assets and obligations;
- our ability to implement our work plan without negatively impacting our relationships with our customers, the delivery of products based on new and developing technologies, the delivery of high quality robust products at competitive prices, the

maintenance of technological leadership, the effectiveness of our internal processes and organizations and the retention of qualified personnel;

- fluctuations in our gross margins;
- the development, introduction and market acceptance of new technologies, and integrated networking solutions, as well as the adoption of new networking standards;
- variations in sales channels, product costs and the mix of products sold;
- the size and timing of customer orders and shipments;
- our ability to continue to obtain customer performance bonds and contracts;
- our ability to maintain appropriate inventory levels;
- the impact of acquired businesses and technologies;
- the impact of our product development schedules, product quality variances, manufacturing capacity and lead times required to produce our products;
- changes in legislation, regulation and/or accounting rules;
- the impact of higher insurance premiums and deductibles and greater limitations on insurance coverage; and
- acts of terrorism or the outbreak of hostilities or armed conflict between countries.

Our decision to adopt fair value accounting for employee stock options on a prospective basis commencing January 1, 2003 will cause us to record an expense over the stock option vesting period, based on the fair value at the date the options are granted, and could have a significant negative effect on our reported results.

Additionally, we are required to perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances, to value our deferred tax assets and to accrue unfunded pension liabilities, each of which may have a negative effect on our reported results.

We enter into agreements that may require us to make certain indemnification payments to third parties in the event of certain changes in an underlying economic characteristic related to assets, liabilities or equity securities of such third parties. We have historically not made any significant indemnification payments under such agreements. The occurrence of events that may cause us to become liable to make an indemnification payment is not within our control and an obligation to make a significant indemnification payment under such agreements could have a significant negative effect on our reported results.

Significant fluctuations in our operating results could contribute to volatility in the market price of Nortel Networks common shares.

Economic conditions in the United States, Europe, Canada and globally affecting the industry, as well other trends and factors affecting the industry, are beyond our control and may result in reduced demand and pricing pressure on our products.

There are trends and factors affecting the industry that are beyond our control and may affect our operations. Such trends and factors include:

- adverse changes in the public and private equity and debt markets and our ability, as well as the ability of our customers and suppliers, to obtain financing or to fund working capital and capital expenditures;
- adverse changes in our current credit condition or the credit quality of our customers and suppliers;
- adverse changes in the market conditions in our industry and the specific markets for our products;
- the trend towards the sale of integrated networking solutions;
- visibility to, and the actual size and timing of, capital expenditures by our customers;
- inventory practices, including the timing of product and service deployment, of our customers;
- the amount of network capacity and the network capacity utilization rates of our customers, and the amount of sharing and/or acquisition of new and/or existing network capacity by our customers;

- policies of our customers regarding utilization of single or multiple vendors for the products they purchase;
- the overall trend toward industry consolidation and rationalization among our customers, competitors and suppliers;
- conditions in the broader market for communications products, including data networking products and computerized information access equipment and services;
- governmental regulation or intervention affecting communications or data networking; and
- the effects of war and acts of terrorism, such as disruptions in general global economic activity, changes in logistics and security arrangements and reduced customer demand for our products and services.

Economic conditions affecting the industry, which affect market conditions in the telecommunications and networking industry, in the United States, Europe, Canada and globally, affect our business. Reduced capital spending and/or negative economic conditions in these and/or other areas of the world have resulted in, and could continue to result in, reduced demand for or increased pricing pressures on our products.

Our gross margins may be negatively affected, which in turn would negatively affect our operating results and could contribute to volatility in the market price of Nortel Networks common shares.

Our gross margins may be negatively affected as a result of a number of factors, including:

- increased price competition;
- excess capacity or excess fixed assets;
- customer and contract settlements;
- higher product, material or labour costs;
- increased inventory provisions or contract and customer settlement costs;
- warranty costs;
- obsolescence charges;
- loss of cost savings on future inventory purchases as a result of high inventory levels;
- introductions of new products and costs of entering new markets;
- increased levels of customer services;
- changes in distribution channels; and
- changes in product and geographic mix.

Lower than expected gross margins would negatively affect our operating results and could contribute to volatility in the market price of Nortel Networks common shares.

We may not be able to attract or retain the specialized technical and managerial personnel necessary to achieve our business objectives.

Competition for certain key positions and specialized technical personnel in the high-technology industry remains strong, despite current economic conditions. We believe that our future success depends in part on our continued ability to hire, assimilate, and retain qualified personnel in a timely manner, particularly in key senior management positions and in our key areas of potential growth. An important factor in attracting and retaining qualified employees is our ability to provide employees with the opportunity to participate in the potential growth of our business through programs such as stock option plans and employee investment plans. The scope of these programs for employees and the value of these opportunities have been adversely affected by the volatility or negative performance of the market price for Nortel Networks common shares (including the proposed consolidation of Nortel Networks common shares). We may also find it more difficult to attract or retain qualified employees because of our recent significant workforce reductions and business performance which has negatively impacted our level of incentive programs and incentive compensation plans. In addition, if we have not properly sized our workforce and retained those employees with the appropriate skills, our ability to compete effectively may be adversely affected. We are also more dependent on those employees we have retained, as many have taken on increased responsibilities due to the workforce reductions. If we are not successful in attracting, retaining or recruiting qualified employees, including members of senior management, in the future, we may not have the necessary personnel to effectively compete in the highly dynamic, specialized and volatile industry in which we operate or to achieve our business objectives.

Future cash flow fluctuations may affect our ability to fund our working capital requirements or achieve our business objectives in a timely manner.

Our working capital requirements and cash flows historically have been, and are expected to continue to be, subject to quarterly and yearly fluctuations, depending on such factors as timing and size of capital expenditures, levels of sales, timing of deliveries and collection of receivables, inventory levels, customer payment terms, customer financing obligations and supplier terms and conditions. In addition, due to the current general economic and industry environment, and our current credit condition, an increased portion of our cash and cash equivalents may be restricted as cash collateral for customer performance bonds and contracts, notwithstanding our support facility with EDC. Also, except for the $750 April 2000 five year credit facilities, all of the credit facilities previously available to us until December 13, 2002 have either expired or been terminated. We continue to have ongoing discussions with our banks and other financial institutions to explore additional financing opportunities and credit and support arrangements. As we continue to assess our overall liquidity and business needs as well as our expected financial performance, we may elect or it may be necessary to reduce or terminate our $750 April 2000 five year credit facilities prior to their expiries. We believe our cash on hand will be sufficient to fund our current business model, manage our investments and meet our customer commitments for at least the next 12 months. However, a greater than expected slow down in capital spending by service providers and other customers may require us to adjust our current business model. As a result, our revenues and cash flows may be materially lower than we expect and we may be required to further reduce our capital expenditures and investments or take other measures in order to meet our cash requirements. We may seek additional funds from liquidity-generating transactions and other conventional sources of external financing (which may include a variety of debt, convertible debt and/or equity financings). We cannot provide any assurance that our net cash requirements will be as we currently expect, that we will continue to have access to the $750 April 2000 five year credit facilities or the support facility with EDC when and as needed, or that liquidity-generating transactions or financings will be available to us on acceptable terms or at all. Our inability to manage cash flow fluctuations resulting from the above factors and the potential reduction or termination of our $750 April 2000 five year credit facilities or the support facility with EDC could have a material adverse effect on our ability to fund our working capital requirements from operating cash flows and other sources of liquidity or to achieve our business objectives in a timely manner.

Our business may be materially and adversely affected by our increased levels of debt.

In order to finance our business we have incurred, and have credit facilities allowing for drawdowns of, and have a shelf registration statement and a base shelf prospectus for potential offerings of, significant levels of debt compared to historical levels, and we may need to secure additional sources of funding, which may include debt or convertible debt financing, in the future. A high level of debt, arduous or restrictive terms and conditions relating to accessing certain sources of funding, failure to meet the financial and/or other covenants in our credit and/or support facilities and any significant reduction in, or access to, such facilities, poor business performance or lower than expected cash inflows could have adverse consequences on our ability to fund our business and the operation of our business.

Other effects of a high level of debt include the following:

- we may have difficulty borrowing money in the future or accessing sources of funding;
- we may need to use a large portion of our cash flow from operations to pay principal and interest on our indebtedness, which would reduce the amount of cash available to finance our operations and other business activities;
- a high debt level, arduous or restrictive terms and conditions, or lower than expected cash flows would make us more vulnerable to economic downturns and adverse developments in our business; and
- if operating cash flows are not sufficient to meet our operating expenses, capital expenditures and debt service requirements as they become due, we may be required, in order to meet our debt service obligations, to delay or reduce capital expenditures or the introduction of new products, sell assets and/or forego business opportunities including acquisitions, research and development projects or product design enhancements.

Our $750 April 2000 five year credit facilities contain a financial covenant. If we are unable to comply with this covenant, it will adversely affect our ability to access these credit facilities.

Our $750 April 2000 five year credit facilities include a financial covenant, which requires that Nortel Networks Limited's consolidated tangible net worth at any time be not less than $1,888. We continue to monitor the financial position of Nortel Networks

Limited in light of this covenant and we expect that if we continue to incur net losses or record additional charges relating to our restructuring work plan, the accounting of our registered pension plans, the valuation of deferred income tax assets or for other events, Nortel Networks Limited's consolidated tangible net worth may be reduced below the $1,888 threshold. If Nortel Networks Limited is unable to comply with this covenant, we will be unable to access these credit facilities.

An increased portion of our cash and cash equivalents may be restricted as cash collateral if we are unable to conclude satisfactory arrangements for alternative support for certain obligations arising out of our normal course business activities.

Our support facility with EDC may not provide all the support we require in respect of certain of our obligations arising out of our normal course of business activities. In particular, although this facility provides for up to $750 in support, only $300 is committed support for performance bonds (within certain parameters). In addition, bid and performance related bonds with terms that extend beyond June 30, 2004, which is the expiry date of this facility, are currently not eligible for the support provided by this facility. Unless EDC agrees to an extension of the facility or agrees to provide support outside the scope of the facility, we may be required to provide cash collateral to support these obligations. We cannot provide any assurance that we will reach an agreement with EDC on these matters. We are also in discussions with banks and financial institutions regarding arrangements, in addition to the support facility with EDC, that would provide for additional support, possibly on a secured basis, of these obligations, which include letters of credit, letters of guarantee, indemnity arrangements, performance bonds, surety bonds, receivables purchases, securitizations and similar instruments and arrangements. We cannot provide any assurance that such discussions will result in satisfactory arrangements. If we are unable to successfully conclude these arrangements and do not have access to sufficient support for such obligations under the support facility with EDC, an increased portion of our cash and cash equivalents may be restricted as cash collateral provided as security for these obligations, which could adversely affect our ability to support some of our normal course business activities and our ability to borrow in the future.

Changes in respect of our public debt ratings or current credit condition may materially and adversely affect the availability, the cost and the terms and conditions of our debt and alternative financing arrangements.

Certain of our outstanding debt instruments are publicly rated by independent rating agencies, which ratings are below investment grade. These public debt ratings and our current credit condition affect our ability to raise debt, our access to the commercial paper market (which is currently closed to us), our ability to engage in alternative financing arrangements, our ability to engage in normal course derivative or hedging transactions and our ability to obtain customer performance bonds and contracts. These public debt ratings have also caused the security that we granted to certain lenders and holders of our outstanding public debt under our existing security agreements to become effective. This security, which consists of pledges of substantially all of the assets of Nortel Networks Limited, will continue to apply to our obligations under the $750 April 2000 five year credit facilities, the support facility with EDC and our outstanding public debt, unless such credit facilities are terminated or expire, such support facility expires or alternative collateral is provided, or such public debt ratings return to investment grade or higher. The continued existence of such security arrangements may adversely affect our ability to incur additional debt or secure alternative financing arrangements. In addition, EDC is not obligated to make any support available unless certain customary conditions are satisfied, including that Nortel Networks Limited's senior long-term debt rating by Moody's has not been downgraded to less than B3 and that its debt rating by S&P has not been downgraded to less than B–.

Our current credit condition requires us to pay increased fees and/or post cash collateral to secure certain customer performance bonds and contracts and may also negatively affect the cost to us and terms and conditions of debt and alternative financing arrangements. Additionally, any negative developments regarding our cash flow, public debt ratings, current credit condition and/or our incurring significant levels of debt, or our failure to meet certain covenants under our credit and/or support facilities, could cause us to lose access to and/or cause a default under such facilities and/or adversely affect further the cost and terms and conditions of our debt and alternative financing arrangements.

An inability of our subsidiaries to provide us with funding in sufficient amounts could adversely effect our ability to meet our obligations.

Nortel Networks Corporation may at times depend primarily on loans, dividends, or other forms of financing from our subsidiaries to meet our obligations for payment of interest and principal on outstanding public debt and corporate expenses. An inability of our subsidiaries to pay dividends or provide loans or other forms of financing in sufficient amounts could adversely effect our ability to meet these obligations.

We have risks related to our defined benefit plans.

We currently maintain various defined benefit plans in North America and the United Kingdom which cover various categories of employees and retirees. Our obligations to make contributions to fund benefit obligations under these plans are based on actuarial valuations, which themselves are based on certain assumptions about the long-term operation of the plans, including employee turnover and retirement rates, the performance of the financial markets and interest rates. If the actual operation of the plans differs from the assumptions, additional contributions by us may be required. The equity markets can be, and recently have been, very volatile, and therefore our estimate of future contribution requirements can change significantly in a short period of time. Similarly, changes in interest rates can impact our contribution requirements. In a low interest rate environment, the likelihood of required contributions in the future increases. If we are required to make significant contributions to fund the defined benefit plans, our reported results could be materially and adversely affected and our cash flow available for other uses may be significantly reduced.

If market conditions deteriorate further or future results of operations are less than expected, additional valuation allowances may be required for all or a portion of our deferred tax assets.

We currently have deferred tax assets, which may be used to reduce taxable income in the future. We assess the realization of these deferred tax assets quarterly, and if we determine that it is more likely than not that some portion of these assets will not be realized, an income tax valuation allowance is recorded. If market conditions deteriorate further or future results of operations are less than expected, future assessments may result in a determination that it is more likely than not that some or all of the net deferred tax assets are not realizable. As a result, we may need to establish additional tax valuation allowances for all or a portion of the net deferred tax assets, which may have a material adverse effect on our business, results of operations and financial condition.

Our performance may be materially and adversely affected if our expectations regarding market demand for particular products prove to be wrong.

We expect that data communications traffic will grow at a faster rate than the growth expected for voice traffic and that the use of the Internet will continue to increase. We expect the growth of data traffic and the use of the Internet will significantly impact traditional voice networks, both wireline and wireless. We believe that this will create market discontinuities. By market discontinuities, we mean opportunities for new technologies, applications, products and services that enable the secure, rapid and efficient transport of large volumes of data traffic over networks and allow service providers and carriers to increase revenues and improve operating results. Market discontinuities will also make traditional voice network products and services less effective as they were not designed for data traffic. We believe that these market discontinuities in turn will lead to the convergence of data and voice through upgrades of traditional voice networks to transport large volumes of data traffic or through the construction of new networks designed to transport both voice and data traffic. Either approach would require significant capital expenditures by service providers. We also believe that such developments will give rise to the demand for Internet Protocol-, or IP-, optimized networking solutions, and third generation, or 3G, wireless networks. Internet Protocol is the predominant method by which data is sent from one computer to another on the Internet – a data message is divided into smaller packets which contain both the sender's unique IP address and the receiver's unique IP address, and each packet is sent, potentially by different routes and as independent units, across the Internet. There is no continuing connection between the end points which are communicating versus traditional telephone communications which involve establishing a fixed circuit that is maintained for the duration of the voice or data communications call. 3G wireless networks are an evolution of communications networks from second generation wireless networks for voice and low speed data communications that are based on circuit switching – when a call is dialed, a circuit is established between the mobile handset and the third party, and the connection lasts for the duration of the call. By comparison, 3G networks allow devices to be "always on" because the networks are packet-based. We expect 3G wireless networks to include such features as voice, high speed data communications and high bandwidth multimedia capabilities, and usability on a variety of different communications devices, such as cellular telephones and pagers, with the user having accessibility anywhere and at any time to these features.

We cannot be sure what the rate of such convergence of voice and data networks will be, due to the dynamic and rapidly evolving nature of the communications business, the technology involved and the availability of capital. Consequently, market discontinuities and the resulting demand for IP-optimized networking solutions or 3G wireless networks may not materialize. Alternatively, the pace of that development may be slower than currently anticipated. It may also be the case that the market may develop in an unforeseen direction. Certain events, including the commercial availability and actual implementation of new technologies, including 3G networks, or the evolution of other technologies, may occur which would affect the extent or timing of anticipated market demand, or increase demand for products based on other technologies, or reduce the demand for IP-optimized networking solutions or 3G wireless networks, which in turn may reduce purchases of our networking solutions by our customers, require increased expenditures to develop and market different technologies, or provide market opportunities for our competitors.

Our performance may also be materially and adversely affected by a lack of growth in the rate of data traffic, a reduction in the use of the Internet or a reduction in the demand for IP-optimized networking solutions or 3G wireless networks in the future.

We have made, and may continue to make, strategic acquisitions in order to enhance our business. If we are not successful in operating or integrating these acquisitions, our business, results of operations and financial condition may be materially and adversely affected.

In the past, we acquired companies to enhance the expansion of our business and products. We may consider selective opportunistic acquisitions of companies or businesses with resources and product or service offerings capable of providing us with additional strengths to help fulfill our vision of building the new, high-performance Internet. Acquisitions involve significant risks and uncertainties. These risks and uncertainties include:

- the risk that the industry may develop in a different direction than anticipated and that the technologies we acquire do not prove to be those we need to be successful in the industry;
- the risk that future valuations of acquired businesses may decrease from the market price we paid for these acquisitions;
- the generation of insufficient revenues by acquired businesses to offset increased operating expenses associated with these acquisitions;
- the potential difficulties in completing in-process research and development projects and delivering high quality products to our customers;
- the potential difficulties in integrating new products, businesses and operations in an efficient and effective manner;
- the risk that our customers or customers of the acquired businesses may defer purchase decisions as they evaluate the impact of the acquisitions on our future product strategy;
- the potential loss of key employees of the acquired businesses;
- the risk that acquired businesses will divert the attention of our senior management from the operation of our business; and
- the risks of entering new markets in which we have limited experience and where competitors may have a stronger market presence.

Our inability to successfully operate and integrate newly-acquired businesses appropriately, effectively and in a timely manner could have a material adverse effect on our ability to take advantage of further growth in demand for IP-optimized network solutions and other advances in technology, as well as on our revenues, gross margins and expenses.

We operate in highly dynamic and volatile industries characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions and short product life cycles.

The markets for our products are characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions and short product life cycles. We expect our success to depend, in substantial part, on the timely and successful introduction of high quality, new products and upgrades, as well as cost reductions on current products to address the operational speed, bandwidth, efficiency and cost requirements of our customers. Our success will also depend on our ability to comply with emerging industry standards, to operate with products of other suppliers, to address emerging market trends, to provide our customers with new revenue-generating opportunities and to compete with technological and product developments carried out by others. The development of new, technologically advanced products, including IP-optimized networking solutions and 3G wireless networks, is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. Investments in such development may result in expenses growing at a faster rate than revenues, particularly since the initial investment to bring a product to market may be high. We may not be successful in targeting new market opportunities, in developing and commercializing new products in a timely manner or in achieving market acceptance for our new products.

The success of new or enhanced products, including IP-optimized networking solutions and 3G wireless networks, depends on a number of other factors, including the timely introduction of such products, market acceptance of new technologies and industry standards, the quality and robustness of new or enhanced products, competing product offerings, the pricing and marketing of such products and the availability of funding for such networks. Products and technologies developed by our competitors may render our products obsolete. Hackers may attempt to disrupt or exploit our customers' use of our technologies. If we fail to respond in a timely and effective manner to unanticipated changes in one or more of the technologies affecting telecommunications and data networking or our new products or product enhancements fail to achieve market acceptance, our ability to compete effectively in our industry, and our sales, market share and customer relationships could be materially and adversely affected.

In addition, unanticipated changes in market demand for products based on a specific technology, particularly lower than anticipated, or delays in, demand for IP-optimized networking solutions, particularly long-haul and metro optical networking solutions, or 3G wireless networks, could have a material adverse effect on our business, results of operations and financial condition if we fail to respond to such changes in a timely and effective manner.

We face significant competition and may not be able to maintain our market share and may suffer from competitive pricing practices.

We operate in a highly volatile industry that is characterized by industry rationalization and consolidation, vigorous competition for market share and rapid technological development. Competition is heightened in periods of slow overall market growth. These factors could result in aggressive pricing practices and growing competition from smaller niche companies, established competitors, as well as well-capitalized computer systems and communications companies, which, in turn, could have a material adverse effect on our gross margins.

Our major competitors in Wireless Networks have traditionally included Telefonaktiebolagat LM Ericsson, Lucent Technologies Inc., Motorola, Inc., Siemens Aktiengesellschaft and Nokia Corporation. More recently, Samsung Electronics Co., Ltd. and Huawei Technologies Co., Ltd. have emerged as competitors. Our principal competitors in the sale of our Enterprise Networks solutions to enterprises are Cisco Systems, Inc., Avaya Inc., Alcatel S.A., and Siemens. We also compete with smaller companies that address specific niches, such as Foundry Networks, Inc., Extreme Networks, Inc., Enterasys Networks, Inc., 3Com Corporation and Genesys Telecommunications Laboratories, Inc. Our principal competitors in the sale of our Wireline Networks products to service providers are large communications companies such as Cisco, Lucent, Alcatel and Siemens. In addition, we compete with smaller companies that address specific niches within this market, such as Sonus Systems Limited, BroadSoft, Inc., Taqua Inc., Redback Networks Inc., Equipe Communications Corporation, Laurel Networks, Inc. and WaveSmith Networks, Inc. Certain competitors are also strong on a regional basis, such as ZTE Corporation and Huawei. Our major competitors in Optical Networks include Alcatel, Lucent, Siemens, Fujitsu Limited, Marconi plc, Cisco, Huawei, NEC Corporation, Ciena Corporation and ADVA International Inc. Since some of the markets in which we compete are characterized by the potential for rapid growth and, in certain cases, low barriers to entry and rapid technological changes, smaller, specialized companies and start-up ventures are now or may become principal competitors in the future. We may also face competition from the resale of used telecommunications equipment, including our own on occasion, by failed, downsized or consolidated high technology enterprises and telecommunications service providers. In addition, one way to maximize market growth, enhance existing products and introduce new products is through acquisitions of companies, where advisable. Certain of our competitors may enter into additional business combinations, to accelerate product development, or to engage in aggressive price reductions or other competitive practices, creating even more powerful or aggressive competitors.

We expect that we will face additional competition from existing competitors and from a number of companies that have entered or may enter our existing and future markets. Some of our current and potential competitors have greater marketing, technical and financial resources, including access to capital markets and/or the ability to provide customer financing in connection with the sale of products. Many of our current and potential competitors have also established, or may in the future establish, relationships with our current and potential customers. Other competitive factors include the ability to provide new technologies and products, end-to-end networking solutions, and new product features, as well as conformance to industry standards. Increased competition could result in price reductions, negatively affecting our operating results, reducing profit margins and potentially leading to a loss of market share.

We face certain barriers in our efforts to expand internationally.

We intend to continue to pursue international and emerging market growth opportunities. In many international markets, long-standing relationships between potential customers and their local suppliers and protective regulations, including local content requirements and type approvals, create barriers to entry. In addition, pursuing international opportunities may require significant investments for an extended period before we realize returns on such investments, if any, and such investments may result in expenses growing at a faster rate than revenues. Furthermore, such projects and investments could be adversely affected by:

- reversals or delays in the opening of foreign markets to new competitors;
- trade protection measures;
- exchange controls;
- currency fluctuations;
- investment policies;
- restrictions on repatriation of cash;

- nationalization of local industry;
- economic, social and political risks;
- taxation;
- interest rates;
- other factors, depending on the country involved; and
- acts of war or terrorism.

Difficulties in foreign financial markets and economies and of foreign financial institutions, particularly in emerging markets, could adversely affect demand from customers in the affected countries. An inability to maintain or expand our business in international and emerging markets could have a material adverse effect on our business, results of operations, and financial condition.

Fluctuating foreign currencies may negatively impact our business, results of operations and financial condition.

As an increasing proportion of our business may be denominated in currencies other than United States dollars, fluctuations in foreign currencies may have an impact on our business, results of operations, and financial condition. Our primary currency exposures are to Canadian dollars, United Kingdom pounds and the Euro. These exposures may change over time as we change the geographic mix of our global business and as our business practices evolve. For instance, if we increase our presence in emerging markets, we may see an increase in our exposure to such emerging market currencies, such as, for example, the Chinese renminbi. These currencies may be affected by internal factors, and external developments in other countries, all of which can have an adverse impact on a country's currency. Also, availability to enter into normal course derivative or hedging transactions in the future may be impacted by our current credit condition. We cannot predict whether foreign exchange losses will be incurred in the future, and significant foreign exchange fluctuations may have a material adverse effect on our results of operations.

We may become involved in disputes regarding intellectual property rights that could materially and adversely affect our business if we do not prevail.

Our industry is subject to uncertainty over adoption of industry standards and protection of intellectual property rights. Our success is dependent on our proprietary technology, which we rely on patent, copyright, trademark and trade secret laws to protect. While our business is global in nature, the level of protection of our proprietary technology provided by such laws varies by country. Our issued patents may be challenged, invalidated, or circumvented, and our rights under issued patents may not provide us with competitive advantages. Patents may not be issued from pending applications, and claims in patents issued in the future may not be sufficiently broad to protect our proprietary technology. In addition, claims of intellectual property infringement or trade secret misappropriation may be asserted against us or our customers in connection with their use of our products and the outcome of any such claims are uncertain. A failure by us to react to changing industry standards, the lack of broadly-accepted industry standards, successful claims of intellectual property infringement or other intellectual property claims against us or our customers, or a failure by us to protect our proprietary technology, could have a material adverse effect on our business, results of operations and financial condition. In addition, if others infringe on our intellectual property rights, we may not be able to successfully contest such challenges.

Rationalization and consolidation in the industry may cause us to experience a loss of customers and increased competition.

The industry has experienced the consolidation and rationalization of industry participants and this trend may continue. There have been adverse changes in the public and private equity and debt markets for industry participants which have affected their ability to obtain financing or to fund capital expenditures. Some operators have experienced financial difficulty and have, or may, file for bankruptcy protection or be acquired by other operators. Other operators may merge and we and one or more of our competitors may each supply products to the companies that have merged or will merge. This rationalization and/or consolidation could result in our dependence on a smaller number of customers, purchasing decision delays by the merged companies and/or our playing a lesser role, or no longer playing a role, in the supply of communications products to the merged companies. This rationalization and/or consolidation could also cause increased competition among our customers and pressure on the pricing of their products and services, which could cause further financial difficulties for our customers. A rationalization of industry participants could also increase the supply of used communications products for resale by affected industry participants, resulting in increased competition and pressure on the pricing for our new products. In addition, telecommunications equipment suppliers may enter into business combinations, or may be acquired by or sell a substantial portion of their assets to other competitors, resulting in accelerated product development, increased financial strength, or a broader base of customers, creating even more powerful or aggressive competitors. We may also see rationalization among equipment/component suppliers. The business failures of operators, competitors or suppliers may cause uncertainty among investors and in the industry generally.

Changes in regulation of the Internet and/or other aspects of the industry may affect the manner in which we conduct our business and may materially and adversely affect our business, results of operations and financial condition.

There are currently few domestic or international laws or regulations that apply directly to access to or commerce on the Internet. We could be materially and adversely affected by regulation of the Internet in any country where we operate in respect of such technologies as voice over the Internet, encryption technology and access charges for Internet service providers. We could also be materially and adversely affected by increased competition, or by reduced capital spending by our customers, as a result of the change in the regulation of the industry. In particular, on February 20, 2003, the United States Federal Communications Commission, or the FCC, announced a decision in its triennial review proceeding of the rules regarding unbundled network elements, or UNEs. The text of the FCC's order and reasons for the decision were not immediately released. Although the decision may impact the business decisions of our United States based service provider customers, the extent of that impact has not been determined. If a jurisdiction in which we operate adopts measures which affect the regulation of the Internet and/or other aspects of the industry, we could experience both decreased demand for our products and increased costs of selling such products. Changes in laws or regulations governing the Internet, Internet commerce and/or other aspects of the industry could have a material adverse effect on our business, results of operations and financial condition.

Our stock price has historically been volatile and further declines in the market price of Nortel Networks common shares or our other securities may negatively impact our ability to make future strategic acquisitions, raise capital, issue debt or retain employees.

Nortel Networks common shares have experienced, and may continue to experience, substantial price volatility, including considerable decreases, particularly as a result of variations between our actual or anticipated financial results and the published expectations of analysts and as a result of announcements by our competitors and us. Also, Nortel Networks is no longer listed on the S&P 500 or S&P 100 indices which may also affect the price volatility of Nortel Networks common shares. Our credit quality, any equity or equity-related offerings, operating results and prospects, among other factors, including any exclusion of Nortel Networks common shares from any other widely followed stock market indices, will also affect the market price of Nortel Networks common shares.

The stock markets have experienced extreme price fluctuations that have affected the market price and trading volumes of many technology and telecommunications companies in particular, with potential consequential negative effects on the trading of securities of such companies. A major decline in the capital markets generally, or an adjustment in the market price or trading volumes of Nortel Networks common shares or our other securities, may negatively impact our ability to raise capital, issue debt, retain employees or make future strategic acquisitions. These factors, as well as general economic and political conditions, and continued negative events within the technology sector, may in turn have a material adverse effect on the market price of Nortel Networks common shares.

Our common shares may be delisted from the New York Stock Exchange if the minimum average share price listing requirement is not satisfied.

On September 25, 2002, the average closing price of Nortel Networks common shares on the New York Stock Exchange during the 30 trading-day period prior to such date was below $1.00 and, as a result, the New York Stock Exchange notified us that we fell below the continued listing requirements of the exchange, which include a minimum share price condition. On that day, we announced that we planned to present a proposal to our shareholders for a consolidation of Nortel Networks common shares (also known as a reverse stock split) at our 2003 annual and special shareholders meeting. On February 14, 2003, we announced that our shareholders would be asked to approve a proposal to authorize the Board of Directors of Nortel Networks to determine whether to implement a share consolidation and, if so, to set the consolidation ratio, in a range of one post-consolidation common share for every five pre-consolidation common shares to one post-consolidation common share for every ten pre-consolidation common shares, if at all, at any time prior to April 15, 2004.

There can be no assurance that our shareholders will approve the proposal. Rejection of the proposal by our shareholders may result in the delisting of Nortel Networks common shares from the New York Stock Exchange if the minimum share price listing condition is not otherwise satisfied. In addition, in the event that the trading price or trading volume of Nortel Networks common shares on the New York Stock Exchange were to fall to an abnormally low level, the New York Stock Exchange would have discretionary authority to begin delisting proceedings prior to any vote by our common shareholders on the proposal. The delisting of Nortel Networks common shares from the New York Stock Exchange could have a material adverse effect on the market price and liquidity of the common shares.

There are risks associated with a share consolidation.

There can be no assurance that any increase in the market price per Nortel Networks common share resulting from the proposed share consolidation will be sustainable or that it will equal or exceed the direct arithmetical result of the consolidation (that is, from five to ten times the pre-consolidation price, depending on the ratio selected by the Board of Directors of Nortel Networks) since there are numerous factors and contingencies that would effect such price, including the status of the market for the common shares at the time, our reported results of operations in future periods and general economic, geopolitical, stock market and industry conditions. Accordingly, the total market capitalization of Nortel Networks common shares after the proposed consolidation may be lower than the total market capitalization before the proposed consolidation and, in the future, the market price of the common shares may not exceed or remain higher than the market price prior to the proposed consolidation.

While a higher share price may help generate investor interest in Nortel Networks common shares, there can be no assurance that a consolidation will result in a per share market price that will attract institutional investors or investment funds or that such price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of the common shares may not necessarily improve as a result of a share consolidation.

If the consolidation is implemented and the market price of Nortel Networks common shares declines, the percentage decline may be greater than would occur in the absence of the consolidation. The market price of the common shares will, however, also be based on the Company's performance and other factors, which are unrelated to the number of common shares outstanding. Furthermore, the liquidity of Nortel Networks common shares could be adversely affected by the reduced number of common shares that would be outstanding after the consolidation.

Acceleration of the settlement date on early settlement of our purchase contracts could contribute to volatility in the market price of Nortel Networks common shares.

On June 12, 2002, concurrent with the Nortel Networks common share offering, 28,750 equity units were offered, each initially evidencing ownership of a prepaid forward purchase contract, or purchase contract, entitling the holder to receive Nortel Networks common shares, and specified zero-coupon U.S. treasury strips. The aggregate number of Nortel Networks common shares issuable on the settlement date of the purchase contracts will be between approximately 485 million and 582 million shares, subject to some anti-dilution adjustments (which include adjustments for the proposed consolidation of Nortel Networks common shares), depending on the applicable market value of Nortel Networks Corporation common shares. As at February 28, 2003, 28,081 purchase contracts were outstanding. The settlement date for each purchase contract is August 15, 2005, subject to acceleration or early settlement in certain cases. If Nortel Networks Corporation is involved in a merger, amalgamation, arrangement, consolidation or other reorganization event (other than with or into NNL or certain other subsidiaries) in which all of its common shares are exchanged for consideration of at least 30 percent of the value of which consists of cash or cash equivalents, then a holder of purchase contracts may elect to accelerate and settle some or all of its purchase contracts, for Nortel Networks common shares. The settlement date under each purchase contract will automatically accelerate upon occurrence of specified events of bankruptcy, insolvency or reorganization with respect to Nortel Networks. Upon acceleration of the settlement date, holders will be entitled to receive 20,263.12 Nortel Networks common shares per purchase contract (regardless of the market price of Nortel Networks common shares at that time), subject to some anti-dilution adjustments. A holder of purchase contracts may also elect to accelerate the settlement date in respect of some or all of its purchase contracts. Upon an early settlement on or after February 15, 2003, the holder will receive 16,885.93 Nortel Networks common shares per purchase contract (regardless of the market price of Nortel Networks common shares at that time), subject to some anti-dilution adjustments. An acceleration of the settlement date or early settlement of our purchase contracts could contribute to volatility in the market price of Nortel Networks common shares.

The current downturn in the economy has increased, and could continue to increase, our exposure to our customers' credit risk and the risk that our customers will not be able to fulfill their payment obligations to us under customer financing arrangements.

The competitive environment in which we operate has required us in the past to provide significant amounts of medium-term and long-term customer financing. Customer financing arrangements may include financing in connection with the sale of our products and services, funding for certain non-product and service costs associated with network installation and integration of our products and services, financing for working capital and equity financing. While we are seeking to reduce our customer financing exposure, we expect we may continue in the future to provide customer financing to customers in areas that are strategic to our core business activity. If we do, we may be required to directly hold a significantly greater amount of such financings than in the past, when we were able to place a large amount of our customer financing obligations with third party lenders.

We expect to continue to hold certain current and future customer financing obligations for longer periods prior to any possible placement with third-party lenders, due to, among other factors, recent economic uncertainty in various countries, adverse capital market conditions, our current credit condition, adverse changes in the credit quality of our customers and reduced demand for telecommunications financing in capital and bank markets. In addition, risks generally associated with customer financing, including the risks associated with new technologies, new network construction, market demand and competition, customer business plan viability and funding risks, may require us to hold certain customer financing obligations over a longer term. We may not be able to place any of our current or future customer financing obligations with third-party lenders on acceptable terms.

Certain customers have been experiencing financial difficulties and have failed to meet their financial obligations. As a result, we have incurred charges for increased provision related to certain trade and customer financed receivables. If there are further increases in the failure of our customers to meet their customer financing and receivables obligations to us or if the assumptions underlying the amount of provisions we have taken with respect to customer financing and receivables obligations do not reflect actual future financial conditions and customer payment levels, we could incur losses in excess of our provisions, which could have a material adverse effect on our cash flow and operating results.

Negative developments associated with our supply and network outsourcing contracts and contract manufacturing agreements may materially and adversely affect our business, results of operations, financial condition and supply relationships.

We have entered into supply contracts with customers to provide products and services, which in some cases involve new technologies currently being developed, or which we have not yet commercially deployed, or which require us to build and operate networks. We have also entered into network outsourcing contracts with customers to operate their networks. Some of these supply and network outsourcing contracts contain delivery and installation timetables, performance criteria and other contractual obligations which, if not met, could result in our having to pay substantial penalties or liquidated damages, the termination of the related supply or network outsourcing contract, and/or the reduction of shared revenues, in certain circumstances. Unexpected developments in these supply and outsourcing contracts could have a material adverse effect on our revenues, cash flows and relationships with our customers.

Our ability to meet customer demand is, in part, dependent on us obtaining timely and adequate component parts and products from suppliers, contract manufacturers, and internal manufacturing capacity. As part of the transformation of our supply chain from a vertically integrated manufacturing model to a virtually integrated model, we have outsourced a substantial portion of our manufacturing capacity to contract manufacturers. We work closely with our suppliers and contract manufacturers to address quality issues and to meet increases in customer demand, when needed, and we also manage our internal manufacturing capacity, quality, and inventory levels as required. However, we may encounter shortages of quality components and/or products in the future. In addition, our component suppliers and contract manufacturers have experienced, and may continue to experience, a consolidation in the industry and financial difficulties, both of which may result in fewer sources of components or products and greater exposure to the financial stability of our suppliers. A reduction or interruption in component supply or external manufacturing capacity, a significant increase in the price of one or more components, or excessive inventory levels could materially and negatively affect our gross margins and our operating results and could materially damage customer relationships.

Further, certain of our key supply arrangements were negotiated prior to the current industry and economic downturn. As a result of the extent and duration of this downturn, in respect of one of these arrangements based on our current revenue levels, we will not meet the minimum volume level contained in the contract. As a result, we may be obligated to compensate the supplier for certain direct costs. The amount of such compensation would be based on a variety of complex, interrelated factors (including applicable factors that could mitigate such direct costs). An obligation to pay such compensation could have a material adverse effect on our business, results of operations, financial condition, and/or supply relationships.

Our business may suffer if strategic alliances which we have entered into are not successful.

We have entered into a number of strategic alliances with suppliers, developers and members in our industry to facilitate product compatibility, encourage adoption of industry standards or to offer complementary product or service offerings to meet customer needs. In some cases, the companies with which we have strategic alliances also compete against us in some of our business areas. If a member of a strategic alliance fails to perform its obligations, if the relationship fails to develop as expected or if the relationship is terminated, we could experience delays in product availability or impairment of our relationships with our customers.

The adverse resolution of litigation against us could negatively impact our business.

We are currently a defendant in numerous class actions and other lawsuits, including lawsuits initiated on behalf of holders of Nortel Networks common shares, which seek damages of material and indeterminate amounts, as well as lawsuits in the normal course of business. We are and may in the future be subject to other litigation arising in the normal course of our business. Litigation may be time consuming, expensive and distracting from the conduct of our business and the outcome of litigation is difficult to predict. The adverse resolution of any specific lawsuit could have a material adverse effect on our business, results of operations and financial condition.

Recent pronouncements

For a discussion of recent pronouncements, see "Significant accounting policies" in note 2 of the accompanying financial statements.

Stock Prices

The common shares of Nortel Networks Corporation are listed and posted for trading on the New York Stock Exchange in the United States and on the Toronto Stock Exchange in Canada. The following table sets forth the high and low sale prices of the common shares as reported on the New York Stock Exchange composite tape and on the Toronto Stock Exchange.

		New York Stock Exchange composite tape		Toronto Stock Exchange (Canadian $)	
		High	Low	High	Low
2003	First Quarter (through February 28, 2003)	$ 2.720	$ 1.680	$ 4.130	$ 2.590
2002	Fourth Quarter	2.750	0.430	3.610	0.670
	Third Quarter	1.700	0.450	2.600	0.700
	Second Quarter	4.730	1.310	7.540	2.010
	First Quarter	8.771	4.220	13.990	6.750
2001	Fourth Quarter	9.050	4.900	14.240	7.700
	Third Quarter	9.360	4.760	14.000	7.500
	Second Quarter	18.500	7.620	29.000	11.750
	First Quarter	40.500	13.100	61.100	20.520

On February 28, 2003, the last sale price on the New York Stock Exchange was $2.150 and on the Toronto Stock Exchange was Canadian $3.220.

On February 28, 2003, approximately 206,400 registered shareholders held 100 percent of the outstanding common shares of Nortel Networks Corporation. This included the Canadian Depository for Securities and the Depository Trust Company, two clearing corporations, which held a total of approximately 95.87 percent of the common shares of Nortel Networks Corporation on behalf of other shareholders.

Dividends

On June 15, 2001, Nortel Networks Corporation announced that its Board of Directors decided to discontinue the declaration and payment of common share dividends. As a result, dividends have not been declared and paid on Nortel Networks Corporation common shares since June 29, 2001, and future dividends will not be declared unless and until the Board of Directors decides otherwise. On July 26, 2001, the Board of Directors of Nortel Networks Corporation suspended the operation of the Nortel Networks Corporation Dividend Reinvestment and Stock Purchase Plan.

In the first and second quarters of 2001, Nortel Networks Corporation declared and paid a cash dividend of $0.01875 per common share in each quarter. This represents a total dividend of $0.0375 per common share for 2001 and aggregate dividend payments of $123 million.

MANAGEMENT'S REPORT

The accompanying consolidated financial statements of Nortel Networks Corporation and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include certain amounts that are based on best estimates and judgments. Financial information in accordance with accounting principles generally accepted in the United States of America used elsewhere in the annual report is consistent with these consolidated financial statements. Management has also prepared consolidated financial statements for Nortel Networks Corporation in accordance with Canadian generally accepted accounting principles, and these consolidated financial statements have also been provided to shareholders.

Management, in discharging its responsibility for the integrity and objectivity of the consolidated financial statements, has developed and maintained a system of internal controls and supports an extensive program of internal audits. Management believes the internal controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of the consolidated financial statements, and that assets are properly accounted for and safeguarded. The internal control process includes management's communication to employees of policies that govern ethical business conduct.

The Board of Directors carries out its responsibility for the consolidated financial statements in this annual report principally through its Audit Committee, consisting solely of outside directors. The Audit Committee reviews Nortel Networks Corporation's annual consolidated financial statements and recommends them to the Board of Directors for approval. The shareholders' auditors have full access to the Audit Committee, with and without management being present.

The shareholders' auditors, Deloitte & Touche LLP, Chartered Accountants, have performed an independent audit of the consolidated financial statements and their report follows.

Frank A. Dunn
President and Chief Executive Officer

Douglas C. Beatty
Chief Financial Officer

Toronto, Canada
March 10, 2003

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Nortel Networks Corporation

We have audited the accompanying consolidated balance sheets of Nortel Networks Corporation and its subsidiaries ("Nortel Networks") as at December 31, 2002 and 2001 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of Nortel Networks management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Nortel Networks as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 3 to the consolidated financial statements, effective January 1, 2002, Nortel Networks changed its method of accounting for goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

On February 10, 2003, except for note 20, which is as of February 14, 2003, we reported separately to the shareholders of Nortel Networks on consolidated financial statements for the same periods, audited in accordance with Canadian generally accepted auditing standards and prepared in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants

Toronto, Canada
February 10, 2003, except for note 21, which is as of February 14, 2003

NORTEL NETWORKS CORPORATION
Consolidated Statements of Operations for the years ended December 31

(millions of U.S. dollars, except per share amounts)	2002	2001	2000
Revenues	$ 10,560	$ 17,511	$ 27,948
Cost of revenues	6,953	14,167	15,114
Gross profit	3,607	3,344	12,834
Selling, general and administrative expense (excluding stock option compensation)	2,675	5,911	5,416
Research and development expense	2,230	3,224	3,633
In-process research and development expense	–	15	1,415
Amortization of intangibles			
Acquired technology	157	807	852
Goodwill	–	4,148	3,720
Stock option compensation	91	109	134
Special charges			
Goodwill impairment	595	12,121	133
Other special charges	1,703	3,660	134
(Gain) loss on sale of businesses	(40)	112	(174)
Operating loss	(3,804)	(26,763)	(2,429)
Equity in net loss of associated companies	(9)	(134)	(29)
Other income (expense) – net	6	(351)	809
Interest expense			
Long-term debt	(215)	(196)	(86)
Other	(41)	(115)	(83)
Loss from continuing operations before income taxes	(4,063)	(27,559)	(1,818)
Income tax benefit (provision)	478	3,252	(1,177)
Net loss from continuing operations	(3,585)	(24,307)	(2,995)
Net loss from discontinued operations – net of tax	–	(3,010)	(475)
Net loss before cumulative effect of accounting change	(3,585)	(27,317)	(3,470)
Cumulative effect of accounting change – net of tax	–	15	–
Net loss	$ (3,585)	$ (27,302)	$ (3,470)
Basic and diluted loss per common share			
– from continuing operations	$ (0.93)	$ (7.62)	$ (1.01)
– from discontinued operations	–	(0.94)	(0.16)
Basic and diluted loss per common share	$ (0.93)	$ (8.56)	$ (1.17)
Dividends declared per common share	$ –	$ 0.0375	$ 0.0750

On behalf of the Board of Directors

Lynton R. Wilson
Director

John E. Cleghorn
Director

The accompanying notes are an integral part of these consolidated financial statements

NORTEL NETWORKS CORPORATION
Consolidated Balance Sheets as at December 31

(millions of U.S. dollars)	2002	2001
ASSETS		
Current assets		
Cash and cash equivalents	$ 3,861	$ 3,513
Restricted cash and cash equivalents	249	–
Accounts receivable (less provisions of $477 for 2002, $655 for 2001)	1,910	2,923
Inventories – net	889	1,579
Income taxes recoverable	58	796
Deferred income taxes – net	791	1,386
Other current assets	495	857
Current assets of discontinued operations	223	708
Total current assets	8,476	11,762
Investments at cost and associated companies at equity	246	253
Plant and equipment – net	1,444	2,571
Goodwill	2,201	2,810
Intangible assets – net	98	285
Deferred income taxes – net	2,723	2,077
Other assets	783	1,379
Total assets	$ 15,971	$ 21,137
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Notes payable	$ 100	$ 426
Trade and other accounts payable	902	1,378
Payroll and benefit-related liabilities	521	636
Contractual liabilities	1,547	1,846
Restructuring	785	872
Other accrued liabilities	2,894	3,915
Long-term debt due within one year	233	384
Total current liabilities	6,982	9,457
Long-term debt	3,719	4,094
Deferred income taxes – net	344	518
Other liabilities	2,352	1,607
Minority interest in subsidiary companies	614	637
	14,011	16,313
Guarantees, commitments and contingencies (notes 12 and 20)		
SHAREHOLDERS' EQUITY		
Common shares, without par value – Authorized shares: unlimited; Issued and outstanding shares: 3,850,284,146 for 2002 and 3,213,742,169 for 2001	33,587	32,899
Additional paid-in capital	3,734	3,257
Deferred stock option compensation	(96)	(205)
Deficit	(33,736)	(30,151)
Accumulated other comprehensive loss	(1,529)	(976)
Total shareholders' equity	1,960	4,824
Total liabilities and shareholders' equity	$ 15,971	$ 21,137

The accompanying notes are an integral part of these consolidated financial statements

NORTEL NETWORKS CORPORATION
Consolidated Statements of Shareholders' Equity

(millions of U.S. dollars)	2002	2001	2000
Common shares			
Balance at the beginning of the year	$ 32,899	$ 29,141	$ 11,745
Common shares issued – net	564	207	479
Common shares issued for acquisitions – net	(13)	3,166	16,315
Fair value and costs associated with assumed options and stock purchase plan	137	385	602
Balance at the end of the year	$ 33,587	$ 32,899	$ 29,141
Additional paid-in capital			
Balance at the beginning of the year	$ 3,257	$ 3,636	$ 794
Additions resulting from acquisitions	–	–	2,915
Prepaid forward purchase contracts issued – net	622	–	–
Fair value and costs associated with assumed options and stock purchase plan	(140)	(385)	(619)
Stock option compensation	(18)	(99)	99
Tax benefit associated with stock options	13	105	447
Balance at the end of the year	$ 3,734	$ 3,257	$ 3,636
Deferred stock option compensation			
Balance at the beginning of the year	$ (205)	$ (413)	$ –
Additions resulting from acquisitions	–	–	(449)
Stock option compensation	109	208	36
Balance at the end of the year	$ (96)	$ (205)	$ (413)
Retained earnings (deficit)			
Balance at the beginning of the year	$ (30,151)	$ (2,726)	$ 967
Net loss	(3,585)	(27,302)	(3,470)
Dividends on common shares	–	(123)	(223)
Balance at the end of the year	$ (33,736)	$ (30,151)	$ (2,726)
Accumulated other comprehensive loss			
Balance at the beginning of the year	$ (976)	$ (529)	$ (434)
Foreign currency translation adjustment	(12)	(312)	(117)
Unrealized gain (loss) on investments – net	6	(40)	22
Unrealized derivative gain (loss) on cash flow hedges – net	12	(7)	–
Minimum pension liability adjustment – net	(559)	(81)	–
Cumulative effect of accounting change	–	(7)	–
Other comprehensive loss	$ (553)	$ (447)	$ (95)
Balance at the end of the year	$ (1,529)	$ (976)	$ (529)
Total shareholders' equity	$ 1,960	$ 4,824	$ 29,109
Total comprehensive loss for the year			
Net loss	$ (3,585)	$ (27,302)	$ (3,470)
Other comprehensive loss	(553)	(447)	(95)
Total comprehensive loss for the year	$ (4,138)	$ (27,749)	$ (3,565)

The accompanying notes are an integral part of these consolidated financial statements

NORTEL NETWORKS CORPORATION
Consolidated Statements of Cash Flows for the years ended December 31

(millions of U.S. dollars)	2002	2001	2000
Cash flows from (used in) operating activities			
Net loss from continuing operations	$ (3,585)	$ (24,307)	$ (2,995)
Adjustments to reconcile net loss from continuing operations to net cash from (used in) operating activities, net of effects from acquisitions and divestitures of businesses:			
Amortization and depreciation	705	5,699	5,340
In-process research and development expense	–	15	1,415
Non-cash portion of special charges and related asset write downs	1,244	13,484	137
Equity in net loss of associated companies	9	134	29
Stock option compensation	91	109	134
Deferred income taxes	(85)	(2,934)	35
Other liabilities	12	78	84
Gain on repurchases of outstanding debt securities	(60)	–	–
(Gain) loss on sale or write down of investments and businesses	(11)	480	(1,058)
Other – net	447	(124)	694
Change in operating assets and liabilities:			
Accounts receivable	1,008	5,572	(546)
Inventories	687	2,037	(1,579)
Income taxes	694	(959)	(180)
Accounts payable and accrued liabilities	(1,612)	620	171
Other operating assets and liabilities	(133)	521	(857)
Net cash from (used in) operating activities of continuing operations	(589)	425	824
Cash flows from (used in) investing activities			
Expenditures for plant and equipment	(335)	(1,300)	(1,876)
Proceeds on disposals of plant and equipment	236	208	33
Increase in restricted cash and cash equivalents	(231)	–	–
Increase in long-term receivables	(267)	(706)	(1,658)
Decrease in long-term receivables	302	472	1,300
Acquisitions of investments and businesses – net of cash acquired	(29)	(79)	3
Proceeds on sale of investments and businesses	104	604	1,633
Net cash used in investing activities of continuing operations	(220)	(801)	(565)
Cash flows from (used in) financing activities			
Dividends on common shares	–	(123)	(223)
Increase (decrease) in notes payable – net	(318)	140	107
Proceeds from long-term debt	33	3,286	106
Repayments of long-term debt	(478)	(470)	(70)
Decrease in capital leases payable	(10)	(23)	(2)
Issuance of common shares	863	146	479
Issuance of prepaid forward purchase contracts	623	–	–
Net cash from financing activities of continuing operations	713	2,956	397
Effect of foreign exchange rate changes on cash and cash equivalents	74	(10)	(25)
Net cash from (used in) continuing operations	(22)	2,570	631
Net cash from (used in) discontinued operations	370	(701)	(1,140)
Net increase (decrease) in cash and cash equivalents	**348**	**1,869**	**(509)**
Cash and cash equivalents at beginning of year – net	**3,513**	**1,644**	**2,153**
Cash and cash equivalents at end of year – net	**$ 3,861**	**$ 3,513**	**$ 1,644**

The accompanying notes are an integral part of these consolidated financial statements

1. Nortel Networks Corporation

Effective May 1, 2000, a newly formed Canadian corporation ("New Nortel") and the corporation previously known as Nortel Networks Corporation ("Old Nortel") participated in a Canadian court-approved plan of arrangement (the "Arrangement") with BCE Inc. ("BCE"). As a result of the Arrangement: Old Nortel and its subsidiaries became direct and indirect subsidiaries, respectively, of New Nortel; New Nortel assumed the name "Nortel Networks Corporation"; New Nortel's common shares began to trade publicly on the New York and Toronto stock exchanges under the symbol "NT"; Old Nortel was renamed "Nortel Networks Limited" ("NNL"); and 100 percent of Old Nortel's common shares were acquired by New Nortel and ceased to be publicly traded. The aggregate number of New Nortel common shares issued in the Arrangement was the same as the aggregate number of Old Nortel common shares outstanding immediately prior to the Arrangement.

The preferred shares and debt securities of Old Nortel outstanding immediately prior to the Arrangement remained outstanding and continued to be obligations of Old Nortel immediately after the Arrangement. As a result, certain of New Nortel's consolidated financial statements items were reclassified to reflect the impact of the Arrangement on New Nortel and the ongoing equity interest of the Old Nortel preferred shareholders. The impact of the Arrangement on the consolidated balance sheets of New Nortel was the reclassification of the then outstanding Class A Series 4, 5 and 7 preferred shares of Old Nortel from shareholders' equity to minority interest in subsidiary companies. The impact of the Arrangement on the consolidated statements of operations of New Nortel was the reclassification of the dividends on preferred shares to other income (expense) – net to reflect the dividend distribution on the then outstanding preferred shares to the Old Nortel preferred shareholders.

Except as noted above, Old Nortel's comparative consolidated financial statements, and its financial results during the period up to May 1, 2000, represent the financial position, results of operations and cash flows of New Nortel as if Old Nortel and New Nortel had historically been the same entity. All of the business and operations conducted by Old Nortel and its subsidiaries immediately prior to the effective date of the Arrangement continued to be conducted by Old Nortel and its subsidiaries as subsidiaries of New Nortel immediately after the Arrangement.

All acquisitions completed prior to May 1, 2000 were consummated by Old Nortel or its subsidiaries. Since May 1, 2000, acquisitions involving any share consideration have been consummated by New Nortel, while acquisitions not involving share consideration have continued to be consummated by Old Nortel or its subsidiaries.

2. Significant accounting policies

Basis of Presentation

The accompanying consolidated financial statements of Nortel Networks Corporation ("Nortel Networks") include all majority owned subsidiaries over which Nortel Networks exercises control and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Although Nortel Networks is headquartered in Canada, the accompanying consolidated financial statements are expressed in United States dollars as the greater part of the financial results and net assets of Nortel Networks are denominated in United States dollars.

(a) Principles of consolidation

The financial statements of entities which are controlled by Nortel Networks, referred to as subsidiaries, are consolidated. Entities which are jointly controlled, referred to as joint ventures, and entities which are not controlled but over which Nortel Networks has the ability to exercise significant influence, referred to as associated companies, are accounted for using the equity method. Intercompany accounts and transactions are eliminated upon consolidation and unrealized intercompany gains and losses are eliminated when accounting under the equity method.

(b) Use of estimates

Nortel Networks makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Estimates are used when accounting for items and matters such as long-term contracts, allowance for uncollectible accounts receivable and customer financings, receivables sales, inventory obsolescence, product warranty, amortization, asset valuations, impairment assessments, employee benefits, taxes, restructuring and other provisions, in-process research and development ("IPR&D") and contingencies.

(c) *Translation of foreign currencies*

The functional currency of Nortel Networks is the United States dollar. The financial statements of Nortel Networks operations whose functional currency is not the United States dollar (except for highly inflationary economies as described below), are translated to United States dollars at the exchange rates in effect at the balance sheet date for assets and liabilities, and at average rates for the period for revenues and expenses. The unrealized translation gains and losses on Nortel Networks net investment in these operations, including long-term intercompany advances considered to form part of the net investment are accumulated as a component of other comprehensive income (loss) ("OCI").

Transactions and financial statements for Nortel Networks operations in countries considered to have highly inflationary economies and whose functional currency is not the United States dollar are translated into United States dollars at the exchange rates in effect at the balance sheet date for monetary assets and liabilities, and at historical exchange rates for non-monetary assets and liabilities. Revenues and expenses are translated at average rates for the period, except for amortization and depreciation which is translated on the same basis as the related assets. Resulting gains or losses are reflected in net earnings (loss).

When appropriate, Nortel Networks may hedge a designated portion of the exposure to foreign exchange gains and losses incurred on the translation of specific foreign operations. Hedging instruments used by Nortel Networks can include foreign currency denominated debt, foreign currency swaps and foreign currency forward contracts that are denominated in the same currency as the hedged foreign operations. The translation gains and losses on these hedging instruments are recorded in OCI or net earnings (loss) as appropriate.

(d) *Revenue recognition*

Nortel Networks products and services are generally sold as part of a contract and the terms of the contracts, taken as a whole, determine the appropriate revenue recognition method.

Nortel Networks recognizes revenue under Statement of Position ("SOP") 81-1 "Accounting for Performance of Construction-Type and certain Production-Type Contracts" ("SOP 81-1"), SOP 97-2 "Software Revenue Recognition" ("SOP 97-2") and Staff Accounting Bulletin ("SAB") 101 "Revenue Recognition in Financial Statements" ("SAB 101") depending upon the terms of the contract.

Revenue for hardware that does not require significant customization is recognized under SAB 101. Hardware revenue, net of trade discounts and allowances, is recognized upon shipment and when all significant contractual obligations have been satisfied and collection is reasonably assured.

Software revenue is generally recognized under SOP 97-2. Software revenue under SOP 97-2 is recognized when persuasive evidence of an arrangement exists, when the software is delivered in accordance with all terms and conditions of the customer contracts, when the fee is fixed or determinable, and when collection is reasonably assured. Nortel Networks provides extended payment terms on certain software contracts and may sell these receivables to third parties. The fees on these contracts are considered fixed or determinable if the contracts are similar to others for which Nortel Networks has a standard business practice of providing extended payment terms and has a history of successfully collecting under the original payment terms without making concessions. For software arrangements involving multiple elements, Nortel Networks allocates revenue to each element based on vendor specific objective evidence of relative fair values, which are derived by allocating a value to each element that is based upon the prices charged when the element is sold separately.

For contracts involving multiple elements, Nortel Networks allocates revenue to each element based on relative fair values. Provided none of the undelivered elements are essential to the functionality of the delivered elements, revenue related to the software element is recognized under SOP 97-2 and revenue related to the hardware element is recognized under SOP 81-1 or SAB 101. Engineering, installation and other services are recognized as the services are performed.

For long-term contracts, primarily those related to customized network solutions and network build outs, revenues are recognized under SOP 81-1 using the percentage-of-completion method on the basis of percentage of costs incurred to date on a contract, relative to the estimated total contract costs. Profit estimates on long-term contracts are revised periodically based on changes in circumstances and any losses on contracts are recognized in the period that such losses become known. Generally, the terms of long-term contracts provide for progress billing based on completion of certain phases of work.

Nortel Networks makes certain sales through multiple distribution channels, primarily resellers and distributors. These customers are generally given certain rights of return. For products sold through these distribution channels, revenue is recognized from product sale at the time of shipment to the distribution channel. Accruals for estimated sales returns and other allowances are recorded at the time of shipment and are based on contract terms and prior claims experience.

(e) *Research and development*

Research and development ("R&D") costs are charged to net earnings (loss) in the periods in which they are incurred, except for costs incurred pursuant to specific contracts with third parties which are charged to net earnings (loss) in the same period as the related revenue is recognized. Related global investment tax credits are deducted from the income tax provision.

(f) *Income taxes*

Nortel Networks provides for income taxes using the asset and liability method. This approach recognizes the amount of taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the financial statements and tax returns. Deferred income taxes are adjusted to reflect the effects of changes in tax laws or enacted tax rates.

In establishing the appropriate income tax valuation allowances, Nortel Networks assesses the realizability of its net deferred tax assets quarterly, and based on all available evidence, both positive and negative, determines whether it is more likely than not that the net deferred tax assets or a portion thereof will be realized.

(g) *Earnings (loss) per common share*

Basic earnings (loss) per common share is calculated by dividing the net earnings (loss) by the weighted average number of Nortel Networks common shares outstanding during the period. Diluted earnings (loss) per common share is calculated by dividing the applicable net earnings (loss) by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments.

(h) *Cash and cash equivalents*

Cash and cash equivalents consist of cash on hand, balances with banks, and short-term investments. All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents. The fair value of cash and cash equivalents approximates the amounts shown in the financial statements.

(i) *Restricted cash and cash equivalents*

Cash and cash equivalents are considered restricted when they are subject to contingent rights of a third party customer under bid and performance related contracts that Nortel Networks is not able to unilaterally revoke.

(j) *Inventories*

Inventories are valued at the lower of cost (calculated generally on a first-in, first-out basis) and market. The cost of finished goods and work in process is comprised of material, labor and manufacturing overhead.

(k) Receivables sales

Generally, Nortel Networks retains servicing rights and, in some cases, provides limited recourse when it sells receivables. A gain or loss is recorded at the date of the receivables sale and is based upon, in part, the previous carrying amount of the receivables involved in the transfer allocated between the assets sold and the retained interests based on their relative fair value at the date of the transfer. Fair value is generally estimated based on the present value of the estimated future cash flows expected under management's assumptions, including discount rates assigned commensurate with risks.

Nortel Networks, when acting as the servicing agent, generally does not record an asset or liability related to servicing, as the annual servicing fees are equivalent to those that would be paid to a third party servicing agent. Certain transactions will enable Nortel Networks, when acting as the servicing agent, to receive a servicing bonus at the maturity of the transaction if certain performance criteria are met. The ultimate collection of servicing bonuses is based primarily on the collectibility and credit experience of the receivables sold and is paid at the discretion of the transferee. Nortel Networks initially values the servicing bonus at a fair value of nil based on the determination that future credit losses will offset the servicing bonus and due to the fact that it is paid at the discretion of the transferee.

Nortel Networks reviews the fair value assigned to retained interests, including the servicing bonus, at each reporting date subsequent to the date of the transfer. Fair value is reviewed using similar valuation techniques as those used to initially measure the retained interest and, if a change in events or circumstances warrants, the fair value is adjusted and any adjustments are recorded in other income (expense) – net.

(l) Investments

Investments in publicly traded equity securities of companies over which Nortel Networks does not exert significant influence are accounted for at fair value and are classified as available for sale. Unrealized holding gains and losses related to these securities are excluded from net earnings (loss) and are included in OCI until such gains or losses are realized. Nortel Networks monitors these investments for factors indicating other than temporary impairment and takes a charge to net earnings (loss) when appropriate.

Investments in equity securities of private companies over which Nortel Networks does not exert significant influence are accounted for using the cost method. Nortel Networks monitors these investments for factors indicating other than temporary impairment and takes a charge to net earnings (loss) when appropriate.

Nortel Networks reviews its investments in associated companies, accounted for using the equity method, for impairment. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary.

(m) Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation. Depreciation is generally calculated on a straight-line basis over the expected useful lives of the plant and equipment. The expected useful lives of buildings are twenty to forty years, and of machinery and equipment are five to ten years.

(n) Impairment or disposal of long-lived assets (plant and equipment and acquired technology)

Long-lived assets held and used

Nortel Networks tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life.

Recoverability is assessed based on the carrying amount of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

Long-lived assets held for sale

Long-lived assets are classified as held for sale when certain criteria are met, which include: management commitment to a plan to sell the assets; the availability of the assets for immediate sale in their present condition; whether an active program to locate buyers and other actions to sell the assets has been initiated; whether the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year; whether the assets are being marketed at reasonable prices in relation to their fair value; and how unlikely it is that significant changes will be made to the plan to sell the assets.

Nortel Networks measures long-lived assets to be disposed of by sale at the lower of carrying amount and fair value less cost to sell. Fair value is determined using quoted market prices or the anticipated cash flows discounted at a rate commensurate with the risk involved.

Long-lived assets to be disposed of other than by sale

Nortel Networks classifies an asset or asset group that will be disposed of other than by sale as held and used until the disposal transaction occurs. The asset or asset group continues to be depreciated based on revisions to its estimated useful life until the date of disposal or abandonment.

Recoverability is assessed based on the carrying amount of the asset and the sum of the undiscounted cash flows expected to result from the remaining period of use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds the fair value of the asset.

(o) Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair values of the identifiable assets acquired and liabilities assumed. Commencing January 1, 2002, Nortel Networks tests for impairment of goodwill on an annual basis and at any other time if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit goodwill below its carrying amount (see note 3(a)).

Circumstances that could trigger an impairment test include but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed; results of testing for recoverability of a significant asset group within a reporting unit; and recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recorded in net earnings (loss). Measurement of the fair value of a reporting unit is based on one or more of the following fair value measures including: amounts at which the unit as a whole could be bought or sold in a current transaction between willing parties; using present value techniques of estimated future cash flows; or using valuation techniques based on multiples of earnings or revenue, or a similar performance measure.

(p) Acquired technology and IPR&D

Acquired technology represents the value of the proprietary know-how which was technologically feasible as of the acquisition date, and is charged to net earnings (loss) on a straight-line basis over its estimated useful life of two to three years.

An impairment loss is recognized as the amount by which the carrying value of the acquired technology exceeds the fair value. Fair value is determined using the anticipated cash flows discounted at a rate commensurate with the risk involved.

IPR&D represents the value, on closing of a business combination, of acquired research and development which was not technologically feasible as of the acquisition date and, other than its intended use, had no alternative future use. Independent valuations are performed to assess and allocate a value to IPR&D. The value allocated to IPR&D represents the estimated fair value based on risk-adjusted future cash flows generated from the products that would result from each of the in-process projects. Estimated future after tax cash flows of each project, on a product by product basis, are based on Nortel Networks estimates of revenues less operating expenses, cash flow adjustments, income taxes and charges for the use of contributory assets. Future cash flows are also adjusted for the value contributed by any core technology and development efforts that would be completed post-acquisition. IPR&D is charged to net earnings (loss) as at the date of acquisition.

(q) Warranty costs

Nortel Networks products are covered by product warranty plans that generally range from one to five years. A liability for the expected cost of warranty-related claims is established when products are sold and the related revenue is recognized. The amount of the warranty liability accrued reflects an estimate of the expected future costs of honoring obligations under the warranty plan. In estimating the warranty liability, historical material replacement costs and associated labor to correct the product failure are considered. Should future product failure rates and/or replacement costs differ from historical levels, revisions to the estimated warranty liability may be required.

(r) Pension, post-retirement and post employment benefits

Pension expense, based on management's assumptions, consists of: the actuarially computed costs of pension benefits in respect of the current year's service; imputed returns on plan assets and imputed interest on pension obligations; and straight-line amortization under the corridor approach of experience gains and losses, assumption changes and plan amendments over the expected average remaining service life of the employee group.

The expected costs of post-retirement and certain post-employment benefits, other than pensions, to active employees are accrued in the consolidated financial statements during the years employees provide service to Nortel Networks. Other post-employment benefits are recognized when the event triggering the obligation occurs.

(s) Derivative financial instruments

Nortel Networks net earnings (loss) and cash flows may be negatively impacted by fluctuating interest rates, foreign exchange rates, and equity prices. To effectively manage these market risks, Nortel Networks enters into foreign currency forward contracts, foreign currency swaps, foreign currency option contracts, interest rate swaps, and equity forward contracts. For a derivative designated as a fair value hedge, changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in net earnings (loss). For a derivative designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in OCI and are recognized in net earnings (loss) when the hedged item affects net earnings (loss). Ineffective portions of changes in the fair value of cash flow hedges are recognized in net earnings (loss). If the derivative used in an economic hedging relationship is not designated in an accounting hedging relationship or if it becomes ineffective, changes in the fair value of the derivative are recognized in net earnings (loss).

Nortel Networks may also invest in warrants to purchase securities of other companies as a strategic investment. Warrants that relate to publicly traded companies or that can be net share settled are deemed to be derivative financial instruments. Such warrants, however, are generally not eligible to be designated as hedging instruments as there is no corresponding underlying exposure. In addition, Nortel Networks may enter into certain commercial contracts containing embedded derivative financial instruments. For these embedded derivatives, for which the matching is not clearly and closely related to the terms of the contract, the underlying exposure is recorded in net earnings (loss).

(t) Stock-based compensation

Nortel Networks, as permitted under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-based Compensation" ("SFAS 123"), applies Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its stock-based compensation plans. SFAS 123 requires disclosure of pro forma amounts to reflect the impact if Nortel Networks had elected to adopt the optional recognition provisions of SFAS 123 for its stock option plans and employee stock purchase plans.

Had Nortel Networks applied the fair value based method in prior years, Nortel Networks reported net loss and loss per common share would have been increased to the pro forma amounts as indicated below for each of the three years ended December 31:

	2002	2001	2000
Net loss – as reported	$ (3,585)	$ (27,302)	$ (3,470)
Stock option expense as reported[(a)]	91	109	134
Pro forma stock option expense[(b)]	(1,043)	(1,381)	(1,216)
Net loss – pro forma	$ (4,537)	$ (28,574)	$ (4,552)
Basic and diluted loss per common share – as reported	$ (0.93)	$ (8.56)	$ (1.17)
Stock option expense as reported	0.02	0.03	0.05
Pro forma stock option expense	(0.27)	(0.43)	(0.41)
Basic and diluted loss per common share – pro forma	$ (1.18)	$ (8.96)	$ (1.53)

(a) Stock option expense as reported represents the amortization of deferred stock option compensation related primarily to unvested stock options held by employees of companies acquired in a purchase acquisition. The amount is tax effected and offset by a full valuation allowance.

(b) Pro forma stock option expense is net of tax of $294, $374 and $321 for the years ended December 31, 2002, 2001 and 2000, respectively.

The fair value of stock options used to compute pro forma net earnings (loss) and net earnings (loss) per common share is the estimated fair value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for each of the three years ended December 31:

Weighted-average assumptions	2002	2001	2000
Expected dividend	0.00%	0.00%	0.13%
Expected volatility	71.25%	70.36%	54.01%
Risk-free interest rate	4.43%	4.49%	4.94%
Expected option life in years	4	4	4

The weighted average fair values of Nortel Networks stock options, calculated using the Black-Scholes option-pricing model, granted during the three years ended December 31, 2002, 2001 and 2000 were $3.50, $8.38 and $27.25 per option, respectively.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including the expected price volatility. Nortel Networks uses expected volatility rates which are based on historical volatility rates. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of Nortel Networks stock options.

In December 2002, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123" ("SFAS 148") which amended the transitional provisions of SFAS 123 for entities choosing to recognize stock-based compensation under the fair value based method of SFAS 123, rather than electing to continue to follow the intrinsic value method of APB 25. Under SFAS 148, Nortel Networks may adopt the recommendations of SFAS 123 either (1) prospectively to awards granted or modified after the beginning of the year of adoption, (2) retroactively with restatement for awards granted or modified since January 1, 1995, or (3) prospectively to awards granted or modified since January 1, 1995.

Nortel Networks announced on January 23, 2003 its intention to commence expensing employee stock-based compensation using the fair value based method prospectively, in accordance with SFAS 123, for all awards granted or modified after January 1, 2003, as permitted under SFAS 148. Stock-based compensation will be measured using the Black-Scholes option pricing model. The impact of adopting the fair value based method will depend on various factors including, but not limited to, the extent to which Nortel Networks will use stock-based compensation in the future and the fair value of the awards, which is dependent on a number of variables including Nortel Networks common share price and its historical volatility. Because of the uncertainty associated with each of these factors, the expense to be recognized by Nortel Networks will vary as a result of the adoption of the fair value based method.

Recent pronouncements

(a) In January 2003, the FASB issued Interpretation No. ("FIN") 46 – "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51 – Consolidated Financial Statements to those entities defined as "Variable Interest Entities" (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a "controlling financial interest" or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003.

Nortel Networks currently conducts certain receivable sales and lease financing transactions through special purpose entities and is in the process of assessing the structure of these transactions against the criteria set out in FIN 46. Receivable sales transactions are generally conducted either directly with financial institutions or with multi-seller conduits. It is not expected that Nortel Networks will be required to consolidate any of these special purpose entities or provide any of the additional disclosures set out in FIN 46.

Certain lease financing transactions are structured through single transaction special purpose entities that currently do not have sufficient equity at risk as defined in FIN 46. In addition, Nortel Networks retains certain risks associated with guaranteeing recovery of between 75 percent and 88 percent of the unamortized principal balance of the debt which is expected to represent the majority of the risks associated with the special purpose entities' activities. This percentage will be adjusted over time as the underlying debt matures. Therefore, it is expected that unless the existing arrangements are modified prior to July 1, 2003, Nortel Networks will be required to consolidate the assets, liabilities and any non-controlling interests of these special purpose entities effective July 1, 2003. The total assets and total liabilities held by these entities at December 31, 2002 are approximately $176 and $176, respectively.

(b) In December 2002, the FASB issued SFAS 148 which is effective for years ending after December 15, 2002 (see note 2(t)).

(c) In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires elaborating on the disclosures that must be made by a guarantor in financial statements about its obligations under certain guarantees. It also requires that a guarantor recognize, at the inception of certain types of guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statements issued after December 15, 2002, and have been applied in the presentation of the accompanying consolidated financial statements. The recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31, 2002. Nortel Networks has not yet determined the effect, if any, the recognition requirement for guarantees issued or modified after December 31, 2002 will have on its business, results of operations and financial condition.

(d) In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which is effective for exit or disposal activities initiated after December 31, 2002. SFAS 146 supercedes Emerging Issues Task Force ("EITF") Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)" ("EITF 94-3"). SFAS 146 requires that costs associated with an exit or disposal activity be recognized when the liability is incurred, whereas EITF 94-3 required recognition of a liability when an entity committed to an exit plan. Therefore, the effect of SFAS 146 will be to change the timing of recognition of certain liabilities and no material valuation differences are expected. Plans initiated before December 31, 2002 continue to be accounted for under EITF 94-3. Nortel Networks does not expect the adoption of SFAS 146 to have a material impact on its business, results of operations and financial condition.

(e) In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS 143 addresses the recognition and measurement of obligations associated with the retirement of tangible long-lived assets. Nortel Networks does not expect the adoption of SFAS 143 to have a material impact on its business, results of operations and financial condition.

Comparative figures

Certain 2001 and 2000 figures in the accompanying consolidated financial statements have been reclassified to conform to the 2002 presentation.

3. Accounting changes

(a) *Accounting for goodwill and other intangible assets*

In June 2001, the FASB issued SFAS 142 effective for fiscal years beginning after December 15, 2001. SFAS 142 changed the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations and amortization of intangibles with an indefinite life, ceased upon adoption of SFAS 142. For any acquisitions completed after June 30, 2001, goodwill and intangible assets with an indefinite life are not amortized. Nortel Networks adopted the provisions of SFAS 142 effective January 1, 2002.

Nortel Networks completed the SFAS 142 transitional impairment test during the second quarter of 2002 and concluded that there was no impairment of recorded goodwill, as the fair value of its reporting units exceeded their carrying amount as of January 1, 2002. Therefore, the second step of the transitional impairment test under SFAS 142 was not required to be performed.

As a result of the continued decline in both Nortel Networks overall market value generally and within the Optical Networks segment specifically, Nortel Networks as part of its review of financial results during the three months ended September 30, 2002, evaluated the goodwill associated with the businesses within the Optical Networks segment for potential impairment. The conclusion of those evaluations was that the fair value associated with the businesses within the Optical Networks segment could no longer support the carrying value of the goodwill associated with them. As a result, Nortel Networks recorded a goodwill impairment charge of $595. See note 6 for further information regarding this goodwill impairment charge.

The following table presents the impact on net loss and on basic and diluted loss per common share from both continuing and discontinued operations of the SFAS 142 requirement to cease the amortization of goodwill as if the standard had been in effect beginning January 1, 2000, for each of the years ended December 31:

	2002	2001	2000
Reported results:			
Net loss from continuing operations	$ (3,585)	$ (24,307)	$ (2,995)
Net loss from discontinued operations – net of tax	–	(3,010)	(475)
Cumulative effect of accounting change – net of tax of $9	–	15	–
Net loss – reported	$ (3,585)	$ (27,302)	$ (3,470)
Adjustments:			
Amortization of goodwill from continuing operations – net of tax[(a)]	$ –	$ 4,157	$ 3,735
Amortization of goodwill from discontinued operations	–	190	224
Total net adjustments	$ –	$ 4,347	$ 3,959
Adjusted results:			
Net earnings (loss) from continuing operations	$ (3,585)	$ (20,150)	$ 740
Net loss from discontinued operations – net of tax	–	(2,820)	(251)
Cumulative effect of accounting change – net of tax of $9	–	15	–
Net earnings (loss) – adjusted	$ (3,585)	$ (22,955)	$ 489
Reported basic and diluted loss per common share:			
– from continuing operations	$ (0.93)	$ (7.62)	$ (1.01)
– from discontinued operations	–	(0.94)	(0.16)
Basic and diluted loss per common share – reported	$ (0.93)	$ (8.56)	$ (1.17)
Adjusted basic earnings (loss) per common share:			
– from continuing operations	$ (0.93)	$ (6.31)	$ 0.25
– from discontinued operations	–	(0.89)	(0.08)
Basic earnings (loss) per common share – adjusted	$ (0.93)	$ (7.20)	$ 0.17
Adjusted diluted earnings (loss) per common share:			
– from continuing operations	$ (0.93)	$ (6.31)	$ 0.24
– from discontinued operations	–	(0.89)	(0.08)
Diluted earnings (loss) per common share – adjusted	$ (0.93)	$ (7.20)	$ 0.16

(a) Includes goodwill amortization of equity accounted investments of nil, $9 (net of tax of $5) and $15 (net of tax of $7) for the years ended December 31, 2002, 2001 and 2000, respectively.

(b) Impairment or disposal of long-lived assets (plant and equipment and acquired technology)

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 applies to certain long-lived assets, including those reported as discontinued operations, and develops one accounting model for long-lived assets to be disposed of by sale. SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of", and APB No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30"), for the disposal of a segment of a business. Nortel Networks adopted the provisions of SFAS 144 effective January 1, 2002.

SFAS 144 requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet been incurred. SFAS 144 also broadens the reporting of discontinued operations to include the disposal of a component of an entity provided that the operations and cash flows of the component will be eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component. During the year ended December 31, 2002, Nortel Networks recorded write downs for plant and equipment of $250 related to long-lived assets held and used, and $123 related to long-lived assets held for sale. See note 6 for further information regarding these write downs.

(c) Derivative financial instruments

Effective January 1, 2001, Nortel Networks adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), and the corresponding amendments under SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an amendment of SFAS No. 133" ("SFAS 138"). SFAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in net earnings (loss). If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in OCI and are recognized in net earnings (loss) when the hedged item affects net earnings (loss). Ineffective portions of changes in the fair value of cash flow hedges are recognized in net earnings (loss). If the derivative used in an economic hedging relationship is not designated in an accounting hedging relationship, changes in the fair value of the derivative are recognized in net earnings (loss).

For the year ended December 31, 2001, the adoption of SFAS 133 resulted in a cumulative decrease in net loss of $15 (pre-tax $24) and a charge to OCI of $7 (pre-tax $11). The decrease in net loss is primarily attributable to embedded derivatives. The charge to OCI is primarily attributable to the effective portion of option and forward contracts related to the Canadian dollar hedge program that are designated as cash flow hedges. The adoption of SFAS 133 did not materially affect either the basic or diluted loss per common share.

4. Consolidated financial statement details

The following consolidated financial statement details are presented as at December 31, for the consolidated balance sheet details, and for each of the years ended December 31, for the consolidated statements of operations and consolidated statements of cash flows.

Consolidated statements of operations

Research and development expense:

	2002	2001	2000
R&D expense	$ 2,230	$ 3,224	$ 3,633
R&D costs incurred on behalf of others[a]	49	68	64
Total	$ 2,279	$ 3,292	$ 3,697

(a) These costs include R&D charged to customers of Nortel Networks pursuant to contracts that provide for full recovery of the estimated cost of development, material, engineering, installation and all other attracted costs, which are accounted for as contract costs.

Other income (expense) – net:

	2002	2001	2000
Interest income	$ 91	$ 119	$ 130
Minority interest	1	(4)	(86)
Gain (loss) on sale or write down of investments	(29)	(368)	884
Other – net	(57)	(98)	(119)
Other income (expense) – net	$ 6	$ (351)	$ 809

Currency exchange gains:

	2002	2001	2000
Currency exchange gains[(a)]	$ 24	$ 2	$ 10

(a) Currency exchange gains included in net loss.

Consolidated balance sheets

Inventories – net:

	2002	2001
Raw materials	$ 343	$ 759
Work in process	308	586
Finished goods	238	234
Inventories – net[(a)]	$ 889	$ 1,579

(a) Net of inventory provisions of $1,015 and $933 as at December 31, 2002 and 2001, respectively. Included in other accrued liabilities are accruals of $168 and $565 at December 31, 2002 and 2001, respectively for cancellation charges, inventory in excess of future demand and the settlement of certain other claims related to contract manufacturers or suppliers.

Plant and equipment – net:

	2002	2001
Cost:		
Land	$ 54	$ 124
Buildings	1,193	1,761
Machinery and equipment	3,931	4,547
	5,178	6,432
Less accumulated depreciation:		
Buildings	(490)	(794)
Machinery and equipment	(3,244)	(3,067)
	(3,734)	(3,861)
Plant and equipment – net	$ 1,444	$ 2,571

Goodwill:

	Wireless Networks	Enterprise Networks	Wireline Networks	Optical Networks	Other	Total
Balance – net as at January 1, 2002	$ 21	$ 1,660	$ 524	$ 590	$ 15	$ 2,810
Change:						
Disposal	–	–	–	–	(15)	(15)
Impairment[(a)]	–	–	–	(595)	–	(595)
Foreign exchange	–	(3)	(1)	5	–	1
Balance – net as at December 31, 2002	$ 21	$ 1,657	$ 523	$ –	$ –	$ 2,201

(a) See note 6 for further information regarding this goodwill impairment charge.

Intangible assets – net:

	2002	2001
Acquired technology	$ 391	$ 1,020
Less: accumulated amortization	(293)	(735)
Acquired technology – net[(a)]	$ 98	$ 285

(a) Acquired technology is expected to be fully amortized by September 30, 2003.

Other accrued liabilities:

	2002	2001
Outsourcing and selling, general and administrative related	$ 698	$ 706
Customer deposits	390	610
Product related	373	763
Warranty	240	248
Deferred income	219	127
Miscellaneous taxes	126	75
Income taxes payable	99	143
Current liabilities of discontinued operations	83	421
Interest expense	77	85
Other	589	737
Other accrued liabilities	$ 2,894	$ 3,915

Consolidated statements of cash flows

Cash and cash equivalents at end of year – net:

	2002	2001	2000
Cash on hand and balances with banks	$ 935	$ 1,297	$ 1,218
Short-term investments	2,926	2,216	426
Cash and cash equivalents at the end of the year – net	$ 3,861	$ 3,513	$ 1,644

Acquisitions of investments and businesses – net of cash acquired:

	2002	2001	2000
Cash acquired	$ –	$ (10)	$ (385)
Total net assets acquired other than cash	(29)	(2,857)	(18,374)
Total purchase price	(29)	(2,867)	(18,759)
Less:			
Cash acquired	–	10	385
Non-cash consideration paid other than common share options and contingent consideration	–	2,778	15,527
Common share option consideration paid	–	–	2,811
Cash consideration contingent upon the achievement of certain operational milestones	–	–	39
Acquisitions of investments and businesses – net of cash acquired	$ (29)	$ (79)	$ 3

Interest and income taxes paid (recovered):

	2002	2001	2000
Interest paid	$ 289	$ 253	$ 158
Income taxes paid (recovered)	$ (1,208)	$ 20	$ 736

Receivables sales:

	2002	2001	2000
Proceeds from new securitizations	$ 562	$ 789	$ 1,632
Proceeds from collections reinvested in revolving period securitizations	$ 276	$ 688	$ 1,043

5. Segmented information

General description

Nortel Networks operations are organized around four reportable segments: Wireless Networks; Enterprise Networks; Wireline Networks; and Optical Networks. Nortel Networks reportable segments are focused on providing seamless networking products and service capabilities. These products and service solutions are used by our service provider and enterprise customers, including local and long-distance communications companies, wireless service providers, cable multiple system operators and other communications service providers, large and small businesses, governments, educational institutions and other organizations.

Wireless Networks includes network access and core networking products for voice and data communications that span second and third generation wireless technologies and most major global standards for mobile networks. Enterprise Networks includes circuit and packet voice solutions, and data networking and security solutions, along with related professional services used by our enterprise customers. Wireline Networks includes circuit and packet voice solutions, and data networking and security solutions, along with related professional services used by our service provider customers. Optical Networks includes metropolitan, regional and long-haul photonic dense wavelength division multiplexing transmission systems, synchronous optical transmission systems, optical switching solutions, network management software and intelligence solutions and Optical Ethernet solutions for our service provider and enterprise customers.

"Other" represents miscellaneous business activities and corporate functions. None of these activities meet the quantitative criteria to be disclosed as reportable segments.

As described in note 18, Nortel Networks access solutions operations were discontinued during the year ended December 31, 2001. These operations were previously included as a separate segment within Other. The data included below excludes amounts related to the access solutions operations.

Nortel Networks President and Chief Executive Officer ("CEO") has been identified as the chief operating decision maker in assessing the performance of the segments and the allocation of resources to the segments. Each reportable segment is managed separately with each segment manager reporting directly to the CEO. The CEO relies on the information derived directly from the Nortel Networks management reporting system. Contribution margin represents the primary financial measure used by the CEO in assessing performance and allocating resources, and includes the cost of revenues, and selling, general and administrative expense, for which the segment managers are held accountable. Costs associated with shared services, and other corporate costs, are allocated to the segments based on usage determined generally by headcount. Costs not allocated are primarily related to Nortel Networks corporate compliance and other non-operational activities and are included in Other. In addition, the CEO does not review asset information on a segmented basis in order to assess performance and allocate resources. The accounting policies of the reportable segments are the same as those applied in the consolidated financial statements.

Segments

During the three months ended September 30, 2002, Nortel Networks changed the way it managed its business to streamline and focus more directly on its customers in four core business areas. Consequently, the former Metro and Enterprise Networks was split into two new segments, Enterprise Networks and Wireline Networks, each with its own segment manager reporting directly to the CEO. In addition, during the three months ended June 30, 2002, management shifted the accountability for the metro optical portion of the former Metro and Enterprise Networks segment to Optical Networks (formerly named Optical Long-Haul Networks). As a result, financial information is reported on the new basis and historical comparative financial information has been restated.

The following tables set forth information by segment for each of the years ended December 31:

	2002	2001	2000
Revenues			
Wireless Networks	$ 4,211	$ 5,714	$ 5,438
Enterprise Networks	2,582	3,320	3,961
Wireline Networks	2,254	4,447	7,730
Optical Networks	1,465	3,370	9,732
Other	48	660	1,087
Total	$ 10,560	$ 17,511	$ 27,948
Contribution Margin			
Wireless Networks	1,070	405	1,024
Enterprise Networks	430	328	898
Wireline Networks	430	505	3,001
Optical Networks	(603)	(2,943)	3,175
Other	(395)	(862)	(680)
Total	$ 932	$ (2,567)	$ 7,418
Research and development expense	(2,230)	(3,224)	(3,633)
In-process research and development expense	–	(15)	(1,415)
Amortization of acquired technology	(157)	(807)	(852)
Amortization of goodwill	–	(4,148)	(3,720)
Stock option compensation	(91)	(109)	(134)
Special charges	(2,298)	(15,781)	(267)
Gain (loss) on sale of businesses	40	(112)	174
Equity in net loss of associated companies	(9)	(134)	(29)
Other income (expense) – net	6	(351)	809
Interest expense	(256)	(311)	(169)
Loss from continuing operations before income taxes	$ (4,063)	$ (27,559)	$ (1,818)

Product revenues

The following table sets forth external revenues by product for each of the years ended December 31:

	2002	2001	2000
Wireless solutions	$ 4,211	$ 5,714	$ 5,438
Circuit and packet voice solutions	3,111	5,312	8,779
Optical solutions	1,641	3,731	10,039
Data networking and security solutions	1,549	2,094	2,605
Other	48	660	1,087
Total	$ 10,560	$ 17,511	$ 27,948

Geographic information

The following table sets forth external revenues by geographic region based on the location of the customer for each of the years ended December 31:

	2002	2001	2000
External revenues			
United States	$ 5,336	$ 8,591	$ 16,893
EMEA[(a)]	2,574	4,355	5,835
Canada	675	940	1,505
Other regions	1,975	3,625	3,715
Total	$ 10,560	$ 17,511	$ 27,948

(a) The Europe, Middle East and Africa region ("EMEA").

Long-lived assets

The following table sets forth long-lived assets, representing plant and equipment – net, goodwill, and intangible assets – net, by geographic region as at December 31:

	2002	2001
Long-lived assets		
United States	$ 2,592	$ 3,612
EMEA	411	823
Canada	603	972
Other regions	137	259
Total	$ 3,743	$ 5,666

6. Special charges

During 2002, in light of the continued downturn in both the telecommunications industry and the economic environment, and capital market trends impacting Nortel Networks operations and expected future growth rates, Nortel Networks continued to implement its work plan to streamline its operations and activities around its core markets and leadership strategies.

Special charges recorded from January 1, 2000 to December 31, 2002 were as follows:

	Workforce reduction	Contract settlement and lease costs	Plant and equipment write downs	Other	Intangible asset impairments	Total
Provision balance as at January 1, 2000	$ –	$ –	$ –	$ –	$ –	$ –
Goodwill impairment	–	–	–	–	133	133
Other special charges	130	–	–	4	–	134
Cash drawdowns	(82)	–	–	–	–	(82)
Non-cash drawdowns	–	–	–	(4)	(133)	(137)
Provision balance as at December 31, 2000	$ 48	$ –	$ –	$ –	$ –	$ 48
Goodwill impairment	–	–	–	–	12,121	12,121
Other special charges	1,361	883	970	39	407	3,660
Cash drawdowns	(1,023)	(110)	–	(8)	–	(1,141)
Non-cash drawdowns	14	–	(970)	–	(12,528)	(13,484)
Provision balance as at December 31, 2001[(a)]	$ 400	$ 773	$ –	$ 31	$ –	$ 1,204
Goodwill impairment	–	–	–	–	595	595
Other special charges	926	228	433	89	27	1,703
Cash drawdowns	(791)	(328)	–	(20)	–	(1,139)
Non-cash drawdowns	(100)	–	(433)	(89)	(622)	(1,244)
Provision balance as at December 31, 2002[(a)]	$ 435	$ 673	$ –	$ 11	$ –	$ 1,119

(a) At December 31, 2002 and 2001, the short-term provision balance was $785 and $872, respectively, and the long-term provision balance was $334 and $332, respectively (included in other liabilities).

Regular full-time ("RFT") employee notifications included in special charges were as follows:

	Employees (approximate)		
	Direct[(a)]	Indirect[(b)]	Total
RFT employee notifications by period:			
During 2000	200	3,800	4,000
During 2001	13,900	22,200	36,100
During 2002	3,400	9,300	12,700
RFT employee notifications as at December 31, 2002	17,500	35,300	52,800

(a) Direct employees include employees performing manufacturing, assembly, test and inspection activities associated with the production of Nortel Networks products.

(b) Indirect employees include employees performing manufacturing management, sales, marketing, research and development and administrative activities.

Year ended December 31, 2002

For the year ended December 31, 2002, Nortel Networks recorded total special charges of $2,298.

Workforce reduction charges of $926 were related to severance and benefit costs associated with approximately 12,700 employees notified of termination during 2002 which extended across all segments. Workforce reduction charges include $124 for pension and post-retirement benefits other than pension, settlement and curtailment costs. During 2002, the workforce reduction provision balance was drawn down by cash payments of $791 and by $100 of non-cash pension and post-retirement benefits other than pension, settlement and curtailment costs attributable to the notified employee group charged against the provision. The remaining provision is expected to be substantially drawn down by the end of 2003.

Contract settlement and lease costs of $228 include $76 of negotiated settlements to cancel or renegotiate contracts and $152 of net lease charges related to a number of leased facilities (comprised of office, warehouse and manufacturing space), and leased manufacturing equipment no longer required, across all of Nortel Networks segments. Lease costs represent Nortel Networks future contractual obligations under its operating leases for those leases that Nortel Networks cannot terminate. During 2002, Nortel Networks modified the original disposition plan for certain properties and is pursuing lease terminations instead of subleasing due to current market conditions. As at December 31, 2002, the provision balance for contract settlement and lease costs was drawn down by cash payments of $328, resulting in an ending provision balance of $673. The remaining provision, net of approximately $420 in expected sublease revenue, is expected to be substantially drawn down by the end of 2006.

Plant and equipment write downs of $433 were net of $28 of additional proceeds from disposals in excess of amounts previously expected. Plant and equipment charges include write downs of $19 for owned facilities across all segments, a $17 reversal for certain leasehold improvements and information technology equipment associated with the exit of leased and owned facilities, and $431 for certain plant and manufacturing, and R&D related equipment. The carrying values of the above noted owned facilities have been reflected at their net realizable value based on market assessments for general purpose facilities.

Plant and manufacturing related equipment write downs of $431 include $25 for equipment within global operations, a function that supports all segments, $358 for specialized plant infrastructure and equipment within Optical Networks and $48 for specialized equipment including R&D equipment within all segments. Within global operations, it was determined that there was excess equipment at a number of system houses that would no longer be required as a result of the industry and economic environment. As a result, the identified equipment was written down to its net realizable value. Within Optical Networks, Nortel Networks performed assessments of certain plant and equipment due to the current market conditions and the delay in the anticipated recovery of that segment and concluded that the assets carrying value was not fully recoverable from estimated future cash flows. As a result, Nortel Networks recorded $358 to write down the value of this equipment to its net realizable value. Included in the $358 write down was $34 related to equipment held for sale, which were part of the Bookham Technology plc ("Bookham") transaction (see note 9). Within other business segments, $48 of excess equipment was identified that would no longer be required as a result of the industry and economic environment and the identified equipment was written down to its net realizable value.

Other special charges of $116 include $27 for certain acquired technology write downs and $89 of inventory write downs, reflecting the net realizable value of these assets on disposition, associated with assets held for sale under SFAS 144 within Optical Networks (see note 9). The acquired technology amount of $27 reflects write downs in acquired technology associated with Xros, Inc. ("Xros") (the X-1000 IPR&D project), JDS Uniphase Corporation's Zurich, Switzerland based subsidiary and related assets in Poughkeepsie, New York (the "980 NPLC business") and CoreTek, Inc. ("CoreTek").

Goodwill impairment charges were $595. As a result of the continued decline in both Nortel Networks overall market value generally and within Optical Networks specifically, Nortel Networks as part of its review of financial results during the year ended December 31, 2002, evaluated the goodwill associated with the businesses within Optical Networks for potential impairment. The conclusion of those evaluations was that the fair value associated with the businesses within Optical Networks could no longer support the carrying value of the remaining goodwill associated with them. As a result, Nortel Networks recorded a goodwill impairment charge of $595. Fair value was estimated using the expected present value of discounted future cash flows of the businesses within Optical Networks. The discount rate used ranged from 12 to 16 percent and the terminal values were estimated based on terminal growth rates ranging from 3 to 5 percent. The assumptions supporting the estimated future cash flows, including the discount rate and estimated terminal values, reflect management's best estimates.

Year ended December 31, 2001

For the year ended December 31, 2001, Nortel Networks recorded total special charges of $15,781.

Workforce reduction charges of $1,361 were related to the cost of severance and benefits associated with approximately 36,100 employees notified of termination. The workforce reduction was primarily in the United States, Canada and EMEA and extended across all segments. As at December 31, 2001, the workforce reduction provision balance was drawn down by cash payments of $1,023, offset by $14 of non-cash pension settlement and curtailment costs attributable to the notified employee group charged against the provision.

Contract settlement and lease costs of $883 included $126 of negotiated settlements to cancel or renegotiate contracts and $757 of net lease charges related to a number of leased facilities (comprised of office, warehouse and manufacturing space), and leased manufacturing equipment no longer required, across all segments. Lease costs represent Nortel Networks future contractual obligations under its applicable operating leases on leases that Nortel Networks cannot terminate. As at December 31, 2001, the provision balance for contract settlement and lease costs was drawn down by cash payments of $110, resulting in a provision balance of $773, net of approximately $506 in expected sublease revenues.

Plant and equipment write downs of $970 include write downs of $186 for owned facilities, $440 for leasehold improvements and certain information technology equipment associated with the exiting of leased and owned facilities and $344 for certain plant and manufacturing related equipment. Owned facility write downs of $186 include $95 for specific owned facilities across all segments primarily within the United States, Canada and EMEA and $91 for a specialized manufacturing facility in the United States within Optical Networks. The carrying values of the above owned facilities have been reflected at their net realizable value based on market assessments for general purpose facilities.

Plant and manufacturing related equipment write downs of $344 include $66 for equipment within global operations, and $278 for specialized plant infrastructure and equipment within Optical Networks.

Goodwill and intangible asset impairment charges were $12,528 and include a goodwill impairment charge of $106 related to the remaining net book value of goodwill associated with the prior acquisitions of MICOM Communications, Corp. and Dimension Enterprises, Inc. ("Dimension"). As part of Nortel Networks work plan to streamline its business, the decision was made to exit all technologies and consulting services related to these prior acquisitions. The results related to these prior acquisitions were not material to the business, results of operations and financial condition of Nortel Networks.

Nortel Networks, as part of its review of financial results during the year ended December 31, 2001, performed an assessment of the carrying values of intangible assets recorded in connection with its various acquisitions. The assessment during that period was performed in light of the significant negative industry and economic trends impacting Nortel Networks operations and expected future growth rates, and the adjustment of technology valuations. The conclusion of the assessment was that the decline in market conditions within the telecommunications industry was significant and other than temporary. As a result, Nortel Networks recorded a $12,422 impairment of goodwill and other intangible assets based on the amount by which the carrying amount of these assets exceeded their fair value. The impairment was primarily related to the goodwill within Enterprise Networks, Optical Networks and Other and was associated with the acquisitions of Alteon WebSystems Inc. ("Alteon"), the 980 NPLC business, Xros, Qtera Corporation ("Qtera"), Photonic Technologies, Inc. ("Photonic"), EPiCON, Inc. ("EPiCON") and Clarify Inc. ("Clarify").

Fair value was determined based on discounted future cash flows for the businesses that had separately distinguishable goodwill and intangible asset balances and whose operations had not yet been fully integrated into Nortel Networks. The cash flow periods used were five years, the discount rate used was 20 percent, and the terminal values were estimated based upon terminal growth rates ranging from 5 to 11 percent reflecting management's best estimates at the time. The discount rate was based upon Nortel Networks weighted average cost of capital as adjusted for the risks associated with the operations.

Year ended December 31, 2000

For the year ended December 31, 2000, Nortel Networks recorded total special charges of $267.

Workforce reduction charges of $130 consisted of $100 related to approximately 2,000 employees connected with Nortel Networks initiative to strategically realign resources into high growth areas of the business in response to shifts in customers' needs from older to newer technologies across Nortel Networks product portfolio. The remaining workforce reduction costs of $30 related to approximately 2,000 employees connected with the outsourcing of certain information services functions as part of the outsourcing of certain corporate service functions which began in the third quarter of 1999. The provision balance of $48 at December 31, 2000 was fully drawn down in 2001.

The intangible asset impairment charge of $133 represented a reduction of the goodwill related to certain operations in EMEA and resulted from a change in business mandate for those operations from a product focus to a focus on distribution channels.

7. Income taxes

At December 31, 2002, Nortel Networks net deferred tax assets, excluding discontinued operations, were $3,170, reflecting temporary differences between the financial reporting and tax treatment of certain current assets and liabilities, and non-current assets and liabilities, plus the tax benefit of net operating and capital loss carryforwards and tax credit carryforwards. These carryforwards expire at various dates beginning in 2003.

During the year ended December 31, 2002, Nortel Networks recorded a net income tax benefit of $478 on a pre-tax loss of $4,063. Gross income tax valuation allowances during the year ended December 31, 2002, were $1,140 including certain additional income tax valuation allowances of $532. Nortel Networks assessed positive evidence including forecasts of future taxable income to support realization of the net deferred tax assets, and negative evidence including Nortel Networks eight consecutive quarters of tax losses, and concluded that it was more likely than not, that certain additional tax valuation allowances of $532 were required. If market conditions change or future results of operations differ from those expected, future evaluations may result in adjustments to the valuation allowance.

Changes to tax legislation in the United States, during the year ended December 31, 2002, extended the net operating loss carryback period from two to five years. As a result, Nortel Networks was able to carryback available United States losses from 2001 and utilize approximately $700 of deferred income tax assets previously recognized, generating additional cash recoveries of approximately $700 for the year ended December 31, 2002.

The following is a reconciliation of income taxes, calculated at the Canadian combined federal and provincial income tax rate, to the income tax benefit (provision) included in the accompanying consolidated statements of operations for each of the years ended December 31:

	2002	2001	2000
Income taxes at Canadian rates (2002 – 39.4%, 2001 – 40.8%, 2000 – 42.3%)	$ 1,601	$ 11,250	$ 769
Reduction of Canadian taxes applicable to manufacturing profits	(62)	(71)	36
Difference between Canadian rate and rates applicable to subsidiaries in the United States and other jurisdictions	(49)	(590)	116
Difference between basic Canadian rate and rates applicable to gain (loss) on sale of businesses	(4)	(128)	(30)
Non-deductible amortization of acquired intangibles and IPR&D expense	(219)	(6,800)	(2,197)
Foreign operation tax credit	–	902	–
Valuation allowances on tax benefits	(1,140)	(1,367)	–
Utilization of losses	71	24	64
Other	280	32	65
Income tax benefit (provision)	$ 478	$ 3,252	$ (1,177)
Details of Nortel Networks income taxes:			
Earnings (loss) from continuing operations before income taxes:			
Canadian, excluding gain (loss) on sale of businesses	$ (1,318)	$ (3,602)	$ 765
United States and other, excluding gain (loss) on sale of businesses	(2,785)	(23,845)	(2,757)
Gain (loss) on sale of businesses	40	(112)	174
	$ (4,063)	$ (27,559)	$ (1,818)
Income tax benefit (provision):			
Canadian, excluding (gain) loss on sale of businesses	$ 139	$ 510	$ (229)
United States and other, excluding (gain) loss on sale of businesses	359	2,824	(845)
(Gain) loss on sale of businesses	(20)	(82)	(103)
	$ 478	$ 3,252	$ (1,177)
Income tax benefit (provision):			
Current	$ 39	$ 1,240	$ (1,567)
Deferred	439	2,012	390
Income tax benefit (provision)	$ 478	$ 3,252	$ (1,177)

The following table shows the significant components included in deferred income taxes as at December 31:

	2002	2001
Assets:		
Tax benefit of loss carryforwards and tax credits	$ 4,748	$ 3,077
Provision and reserves	1,774	1,775
Post-retirement benefits other than pensions	104	381
Plant and equipment	72	25
Pension plan liabilities	285	49
Deferred compensation	32	35
Unrealized losses on investments	3	107
Other	–	33
	7,018	5,482
Valuation allowance	(3,066)	(1,687)
	3,952	3,795
Liabilities:		
Acquired technology	38	110
Provision and reserves	681	560
Plant and equipment	6	166
Other	57	14
	782	850
Net deferred income tax assets	$ 3,170	$ 2,945

Included in deferred income taxes as at December 31, 2002 was a valuation allowance on certain deferred income tax assets of approximately $63, which pertained to certain provisions and loss carryforwards resulting from certain acquisitions. When utilized by Nortel Networks, the tax benefit of these amounts will be accounted for as a credit to goodwill, to the extent that there is remaining goodwill associated with the specific acquisition, rather than as a reduction of the income tax provision.

At December 31, 2002, Nortel Networks had the following net operating and capital loss carryforwards and tax credits which are scheduled to expire in the following years:

	Net operating losses	Capital losses[a]	Tax credits[b]	Total
2003 - 2006	$ 573	$ –	$ 279	$ 852
2007 - 2009	1,906	–	260	2,166
2010 - 2016	7	12	398	417
2017 - 2022	2,657	–	262	2,919
Indefinitely	1,127	3,960	12	5,099
	$ 6,270	$ 3,972	$ 1,211	$ 11,453

(a) The capital losses relate primarily to the United Kingdom and may only be used to offset future capital gains realized in the United Kingdom. Nortel Networks has recorded a full valuation allowance against this future tax benefit.

(b) Global investment tax credits of $116, $154 and $151 have been applied against the income tax provision in 2002, 2001 and 2000, respectively. Unused tax credits can be utilized primarily to offset future Canadian income taxes payable.

8. Employee benefit plans

Pension plans

Nortel Networks maintains various retirement programs covering substantially all of its employees, consisting of defined benefit, defined contribution and investment plans.

During 2000, Nortel Networks introduced a balanced capital accumulation and retirement program (the "Balanced Program") and an investor capital accumulation and retirement program (the "Investor Program"), to substantially all of its North American employees and a flexible benefits plan (the "Flexible Benefits Plan") to substantially all of its employees in the United Kingdom. Those employees who were already a member of one of the existing defined benefit pension plans (the "Traditional Program") could elect to transfer to one of these new program arrangements, as applicable, or remain in the existing Traditional Program. With the introduction of the Balanced Program, the Investor Program and the Flexible Benefits Plan during 2000, the Traditional Program was closed to new entrants.

In 2002, the decline in global capital markets and interest rates had a negative impact on Nortel Networks pension plan assets and obligations. As a result, Nortel Networks was required to adjust the minimum pension liability for certain plans, representing the amount by which the accumulated benefit obligation less the fair value of the plan assets was greater than the liability previously recognized in the consolidated balance sheet. The pre-tax effect of this adjustment was to decrease prepaid pension costs by $23, increase pension liabilities by $696, increase intangible assets by $27, and increase accumulated other comprehensive loss by $692. Because these adjustments were non-cash, their effect has been excluded from the accompanying consolidated statements of cash flows.

Benefits other than pensions

Nortel Networks also provides other benefits, including post-retirement benefit and post-employment benefits. Employees in the Traditional Program are eligible for their existing company sponsored post-retirement benefits or a modified version of these benefits, depending on age and years of service. Employees in the Balanced Program are eligible for post-retirement benefits at reduced company contribution levels, while employees in the Investor Program have access to post-retirement benefits by purchasing a Nortel Networks-sponsored retiree health care plan at their own cost.

Nortel Networks policy is to fund defined benefit pension and other benefits based on accepted actuarial methods as permitted by regulatory authorities. The funded amounts reflect actuarial assumptions regarding compensation, interest and other projections. Plan assets are comprised primarily of common stocks, bonds, debentures, secured mortgages and property. Included in plan assets are common shares of Nortel Networks with an aggregate market value of $3 in 2002 ($23 in 2001).

Pension and other benefit costs reflected in the accompanying consolidated statement of operations are based on the projected benefit method of valuation.

The following details the unfunded status of the defined benefit plans and post-retirement benefits other than pensions, and the associated amounts recognized in the accompanying consolidated balance sheets as at December 31:

	Defined benefit plans		Post-retirement benefits	
	2002	2001	2002	2001
Change in benefit obligation:				
Benefit obligation – beginning	$ 6,020	$ 5,888	$ 529	$ 479
Service cost	155	197	10	13
Interest cost	400	405	37	36
Plan participants' contributions	11	17	2	2
Actuarial loss (gain)	(23)	346	20	28
Acquisition/divestiture/settlements	(386)	(186)	(3)	15
Benefits paid	(315)	(427)	(31)	(23)
Foreign exchange loss (gain)	283	(220)	4	(21)
Benefit obligation – ending	$ 6,145	$ 6,020	$ 568	$ 529
Change in plan assets:				
Fair value of plan assets – beginning	$ 4,980	$ 6,357	$ 41	$ 46
Actual return on plan assets	(265)	(811)	–	1
Employer contributions	149	114	28	20
Plan participants' contributions	11	17	2	2
Acquisition/divestiture/settlements	(423)	(60)	–	–
Benefits paid	(315)	(427)	(31)	(23)
Change in valuation	–	(64)	–	–
Foreign exchange gain (loss)	221	(146)	1	(5)
Fair value of plan assets – ending	$ 4,358	$ 4,980	$ 41	$ 41
Unfunded status of the plans	(1,787)	(1,040)	(527)	(488)
Unrecognized net plan benefits existing at January 1, 1987	(7)	(10)	(31)	–
Unrecognized prior service cost (credit)	19	24	–	(40)
Unrecognized net actuarial losses (gains)	1,400	796	13	(8)
Employer contributions after the measurement date	113	24	–	–
Net amount recognized	$ (262)	$ (206)	$ (545)	$ (536)
Amount recognized in the accompanying consolidated balance sheets:				
Other liabilities	$ (1,123)	$ (354)	$ (545)	$ (536)
Other assets – intangible assets	41	14	–	–
Other assets – pension assets	–	25	–	–
Foreign currency translation adjustment	19	–	–	–
Accumulated other comprehensive loss	801	109	–	–
Net amount recognized	$ (262)	$ (206)	$ (545)	$ (536)

The following details selected information for defined benefit plans with accumulated benefit obligations in excess of the fair value of plan assets:

	2002	2001
Benefit obligation	$ 6,145	$ 4,795
Accumulated benefit obligation	$ 5,523	$ 4,268
Fair value of plan assets	$ 4,358	$ 3,851

The following details the net pension expense and the underlying assumptions for the defined benefit plans for each of the years ended December 31:

	2002	2001	2000
Pension expense:			
Service cost	$ 155	$ 197	$ 182
Interest cost	400	405	394
Estimated return on plan assets	(418)	(461)	(450)
Amortization of prior service cost	8	8	10
Amortization of net losses (gains)	19	(25)	2
Settlement losses (gains)	93	1	(7)
Curtailment losses (gains)	40	16	(35)
Net pension expense	$ 297	$ 141	$ 96
Allocation of net pension expense:			
Continuing operations	$ 297	$ 139	$ 93
Discontinued operations	–	2	3
Net pension expense	$ 297	$ 141	$ 96
Weighted average assumptions at end of year:			
Discount rate	6.3%	6.7%	7.0%
Expected rate of return on plan assets	7.8%	7.8%	8.1%
Rate of compensation increase	3.7%	4.6%	4.8%

The following details the net cost components and underlying assumptions of post-retirement benefits other than pensions for each of the years ended December 31:

	2002	2001	2000
Post-retirement benefit cost:			
Service cost	$ 10	$ 13	$ 20
Interest cost	37	36	39
Expected return on plan assets	(3)	(3)	(3)
Amortization	(3)	(5)	(2)
Settlements and curtailments	(9)	(21)	(26)
Net post-retirement benefit cost	$ 32	$ 20	$ 28
Allocation of net post-retirement benefit cost:			
Continuing operations	$ 32	$ 20	$ 27
Discontinued operations	–	–	1
Net post-retirement benefit cost	$ 32	$ 20	$ 28
Weighted average assumptions at end of year:			
Discount rate	6.8%	7.0%	7.5%
Expected rate of return on plan assets	8.0%	8.0%	8.0%
Weighted average health care cost trend rate	8.0%	7.3%	7.5%
Weighted average ultimate health care cost trend rate	4.7%	5.1%	5.1%
Year in which ultimate health care cost trend rate will be achieved	2009	2005	2004

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effects:

	2002	2001	2000
Effect on aggregate of service and interest costs			
1% increase	$ 5	$ 5	$ 8
1% decrease	$ (4)	$ (4)	$ (6)
Effect on accumulated post-retirement benefit obligations			
1% increase	$ 57	$ 56	$ 47
1% decrease	$ (46)	$ (46)	$ (38)

Under the terms of the Balanced Program, the Investor Program and the Traditional Program, eligible employees may contribute a portion of their compensation to an investment plan. Based on the specific program that the employee is enrolled in, Nortel Networks matches a percentage of the employees' contribution up to a certain limit. The cost of these investment plans was $89, $139 and $124 for the years ended December 31, 2002, 2001 and 2000, respectively.

Under the terms of the Balanced Program and the Flexible Benefits Plan, Nortel Networks contributes a fixed percentage of employees eligible earnings to a pension plan arrangement. The cost of these pension plan arrangements was $29, $48 and $25 for the year ended December 31, 2002, 2001 and 2000, respectively.

9. Divestitures, closures and acquisitions

Divestitures

On November 8, 2002, Nortel Networks sold certain plant and equipment, inventory, patents, and other intellectual property and trademarks, relating to its optical components business to Bookham. Included in the sale was the transfer of Nortel Networks transmitter and receiver, pump laser and amplifier businesses located in Paignton, U.K., Harlow, U.K., Ottawa,

Canada, Zurich, Switzerland and Poughkeepsie, New York. Nortel Networks also transferred approximately 1,200 employees to Bookham in the transaction. Nortel Networks received 61 million common shares of Bookham, 9 million warrants with a strike price of one-third pence Sterling, notes receivable of $50 and cash of $10. The transaction included a minimum purchase commitment with Bookham requiring Nortel Networks to purchase approximately $120 of product from Bookham between November 8, 2002 and March 31, 2004. Should there be a shortfall, Nortel Networks would make a cash payment for a portion of the balance (see note 12).

During the three months ended September 30, 2002, Nortel Networks classified the assets sold to Bookham as available for sale and assigned an estimated fair value of $47 to them resulting in a charge of $123 (see note 6). A subsequent increase in Bookham's common share price prior to the November 8, 2002 close date, resulted in an increase in value assigned to the consideration received. As a result, Nortel Networks recorded a gain from sale of business of $26 during the year ended December 31, 2002 resulting from the transaction.

As a result of the transaction, Nortel Networks received a 29.8 percent ownership interest in Bookham. Due to restrictions on Nortel Networks ability to vote the common shares, ability to appoint directors to the board or otherwise exercise significant influence over Bookham, the investment has been accounted for using the cost method.

On February 1, 2002, Nortel Networks sold to MetaSolv, Inc. ("MetaSolv"), certain assets of its Service Commerce operation support system ("OSS") business for $35 and MetaSolv assumed certain liabilities. The transaction included software assets obtained as part of the Architel Systems Corporation ("Architel") acquisition and certain additional assets of Nortel Networks service management and business management OSS groups. Nortel Networks recorded a gain on sale of $10 related to the transaction in 2002. During the year ended December 31, 2001, Nortel Networks recorded a write down of the carrying value of the Architel assets identified for disposition of $233 to estimated net realizable value.

On November 28, 2001, Nortel Networks sold substantially all of the assets of its wholly owned subsidiary Clarify, including patents, intellectual property and trademarks, to Amdocs Limited for approximately $200 in cash, resulting in a gain of $16.

Closures

As part of its work plan to streamline its business, Nortel Networks closed the operations of CoreTek and Xros in 2002. In 2001, Nortel Networks closed the operations of EPiCON, Photonic and Dimension (see note 6).

As described in note 6, the amount of goodwill and acquired technology associated with a number of Nortel Networks prior acquisitions was written down by $622 during the year ended December 31, 2002 and $12,528 during the year ended December 31, 2001.

Acquisitions

The following tables set out certain information for acquisitions completed by Nortel Networks in the years ended December 31, 2001 and 2000, excluding those entities acquired which were subsequently included as discontinued operations (see note 18). All of these acquisitions were accounted for using the purchase method. The accompanying consolidated financial statements include the operating results of each of these businesses from the respective dates of acquisition.

Purchase price allocation

Closing date	Acquisition	Purchase price[k]	Goodwill[l]	Acquired technology[l]	IPR&D	Net tangible assets (liabilities)	Deferred stock option compensation
2001							
February 13	980 NPLC business[a]	$ 2,818	$ 2,417	$ 402	$ 15	$ (16)	$ –
2000							
October 5	Alteon[b]	8,054	6,705	391	403	127	428
September 5	EPiCON[c]	284	262	13	6	(1)	4
July 1	Architel[d]	472	420	17	16	17	2
June 23	CoreTek[e]	1,411	1,154	115	176	(34)	–
June 2	Xros[f]	3,227	3,004	29	191	3	–
May 12	Photonic[g]	32	29	–	–	3	–
March 16	Clarify[h]	2,114	1,812	210	64	28	–
January 28	Qtera[i]	3,004	2,412	–	559	33	–
January 24	Dimension[j]	65	58	–	–	7	–

(a) The 980 NPLC business was a designer and manufacturer of G08 980 nanometer pump-laser chips.
(b) Alteon was a provider of next generation Internet infrastructure solutions.
(c) EPiCON was a provider of a software platform that enabled application service providers to deliver and manage applications and services over the Internet.
(d) Architel was a provider of software systems allowing service providers to provide Internet and other next generation Internet Protocol services.
(e) CoreTek was a developer of strategic optical components.
(f) Xros was a developer of second-generation, large-scale fully photonic switching.
(g) Photonic was a developer of optical component technology for manipulation and control of the polarization of light.
(h) Clarify was a provider of eBusiness front office solutions.
(i) Qtera was a producer of ultra-long reach optical networking systems.
(j) Dimension was an engineering and business strategy consulting firm.
(k) Includes contingent consideration earned after the closing date.
(l) Nortel Networks amortizes acquired technology over two or three years. Prior to adopting SFAS 142, goodwill for the above acquisitions was amortized over three or four years.

Form of consideration included in purchase price allocation

Acquisition	Common shares *(millions)*	Assumed stock options *(millions)*	Assumed warrants *(millions)*	Black-Scholes fair value of assumed stock options and warrants	Cash
2001					
980 NPLC business	76.6	–	–	$ –	$ –
2000					
Alteon	81.9	29.0	–	$ 1,692	$ –
EPiCON	4.3	1.0	–	$ 38	$ –
Architel	6.0	0.8	–	$ 40	$ –
CoreTek	14.5	3.4	–	$ 175	$ –
Xros	52.9	2.1	–	$ 76	$ –
Photonic	–	–	–	$ –	$ 32
Clarify	63.4	17.6	–	$ 363	$ –
Qtera	56.4	7.4	1.9	$ 427	$ –
Dimension	–	–	–	$ –	$ 37

In connection with the acquisition of the 980 NPLC business from JDS Uniphase Corporation ("JDS"), Nortel Networks issued approximately 65.7 million common shares. The purchase price included deferred consideration which is payable after December 31, 2003 in common shares of Nortel Networks. The actual number of common shares to be issued to satisfy the deferred consideration will be between 10.9 million and 16.4 million common shares depending on Nortel Networks common share price at that date. A purchase arrangement with JDS may reduce the number of common shares that Nortel Networks would be required to deliver (see note 12). The minimum number of common shares issuable (76.6 million) is considered issued and outstanding for financial reporting purposes.

In connection with the acquisition of Alteon, Nortel Networks sold Alteon's network interface card division to 3Com Corporation for $110 in cash, resulting in a $103 decrease to the goodwill recorded on the acquisition. As part of the acquisition, Nortel Networks assumed a call/put option between Alteon and one of Alteon's investments, Candlestick Networks, Inc. ("Candlestick"). During 2001, Candlestick exercised the call option and Nortel Networks acquired the remaining ownership interest in Candlestick by issuing approximately 1.7 million Nortel Networks Corporation common shares.

In connection with the acquisition of Qtera, approximately 10.4 million Nortel Networks common shares were issued into escrow related to contingent consideration. The Black-Scholes fair value included $78 for assumed warrants. The issued common shares, assumed stock options and warrants exclude the common shares that were to be issued to the former holders of assumed stock options and warrants on achievement of certain business performance objectives.

Other acquisitions

Nortel Networks Germany

Effective January 1, 2000, Nortel Networks increased its ownership interest in Nortel Networks Germany GmbH & Co. KG (formerly known as Nortel Dasa Network Systems GmbH & Co. KG), from 50 percent to 58 percent.

Nortel Networks France

Effective January 1, 2000, Nortel Networks increased its ownership interest in Nortel Networks France SAS (formerly known as Matra Nortel Communications S.A.S), from 50 percent to 55 percent.

Contingent consideration

In certain acquisition transactions, Nortel Networks agreed to pay additional purchase consideration upon the achievement of specific objectives by the acquired business. The achievement of these objectives results in an increase in the purchase price of the acquired business for consideration subsequent to the purchase date, and a corresponding increase at that time to the goodwill recorded on the acquisition. The maximum contingent consideration is fixed as at the date of acquisition. The following table outlines acquisitions completed by Nortel Networks for the years ended December 31, 2001 and 2000, for which it was possible for contingent consideration to be earned during the years ended December 31, 2002 and 2001, if the acquired businesses met the specific performance objectives.

	Contingent consideration				
Acquisition	Earned 2002	Earned 2001	Earned 2000	Earned to date	Maximum
CoreTek[(a)]	$ –	$ 208	$ 156	$ 364	$ 364
Photonic[(b)]	–	–	–	–	5
Qtera[(b)]	–	–	300	300	500
Dimension[(c)]	–	13	15	28	34

(a) Paid in common shares upon CoreTek having achieved certain business performance objectives in 2000 and 2001.
(b) 2001 contingent consideration was not earned and remaining contingent consideration will not be paid.
(c) Remaining contingent consideration is not payable due to the closure of the Dimension business.

IPR&D

IPR&D was estimated using independent valuations and was allocated to each IPR&D project using the estimated fair value based on cash flows generated from the products that would result from each of the projects.

Revenues were estimated based on relevant market size and growth factors, expected industry trends, individual product sales cycles, the estimated life of each product's underlying technology, and historical pricing. Estimated operating expenses include cost of goods sold, selling, general and administrative and R&D expenses. The estimated R&D expenses include costs to maintain the products once they have been introduced into the market and are generating revenues and costs to complete the IPR&D. Operating expense estimates were consistent with historical margins and expense levels for similar products.

The discount rates used to discount the projected net returns were based on a weighted average cost of capital relative to Nortel Networks and the high technology industry, as well as the product-specific risk associated with the IPR&D projects. Product-specific risk includes the stage of completion of each product, the complexity of the development work completed to date, the likelihood of achieving technological feasibility, and market acceptance.

The forecast data employed in the analyses for IPR&D was based upon both forecast information maintained by the acquired companies and Nortel Networks estimate of future performance of the business. The inputs used by Nortel Networks in analyzing IPR&D were based upon assumptions that Nortel Networks believes to be reasonable but which are inherently uncertain and unpredictable. These assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur. Accordingly, actual results may vary from the forecasted results.

A brief description of the IPR&D projects in process, completed, sold or closed during the year ended December 31, 2002, is set forth in the table below.

Acquisition	IPR&D Project	Estimated percentage complete on acquisition	Expected cost to complete on acquisition	Discount rate utilized
980 NPLC business	G08 980 nanometer pump-laser chip[a]	10%	$ 10.0	25%
CoreTek	Optical performance monitor[b]	75%	2.4	23%
CoreTek	Laser locker card[b]	65%	4.2	23%
Xros	X-1000[b]	65%	8.8	22%

(a) This project was sold to Bookham as part of the sale of the 980 NPLC business.
(b) These projects were closed as part of Nortel Networks work plan to streamline its business.

10. Long-term debt and credit facilities

Long-term debt

At December 31, long-term debt consisted of:

	2002	2001
6.875% Notes due and paid October 1, 2002	$ –	$ 300
6.00% Notes due September 1, 2003	164	200
6.125% Notes due February 15, 2006	1,314	1,500
7.40% Notes due June 15, 2006[a]	150	150
4.25% Convertible senior notes due September 1, 2008	1,800	1,800
6.875% Notes due September 1, 2023	200	200
7.875% Notes due June 15, 2026[a]	150	150
Other long-term debt with various repayment terms and a weighted average interest rate of 4.970%	88	139
Fair value adjustment attributable to hedged debt obligations	80	19
Obligations under capital leases	6	20
	$ 3,952	$ 4,478
Less: Long-term debt due within one year	233	384
Long-term debt	$ 3,719	$ 4,094

(a) Notes were issued by Nortel Networks Capital Corporation, an indirect wholly owned finance subsidiary of NNL, and are fully and unconditionally guaranteed by NNL.

At December 31, 2002, the amounts of long-term debt payable for each of the years ending December 31 consisted of:

2003	$ 233
2004	20
2005	–
2006	1,465
2007	–
Thereafter	2,234
Total long-term debt payable	$ 3,952

On August 15, 2001, Nortel Networks completed an offering of $1,800 of 4.25 percent convertible senior notes (the "Senior Notes"), due on September 1, 2008. The Senior Notes pay interest on a semi-annual basis on March 1 and September 1, which began March 1, 2002. The Senior Notes are convertible, at any time by holders into common shares of Nortel Networks, at an initial conversion price of ten dollars per common share, subject to adjustment upon the occurrence of certain events. Nortel Networks may redeem some or all of the Senior Notes in cash at any time on or after September 7, 2004 at a redemption price of between 100 percent and 102.125 percent of the principal amount of the Senior Notes depending on the redemption date, plus accrued and unpaid interest and additional interest, if any, to the date of the redemption. In addition, Nortel Networks may be required to redeem the Senior Notes in cash and/or common shares under certain circumstances such as a change in control, or Nortel Networks may redeem the Senior Notes at its option under certain circumstances such as a change in the applicable Canadian withholding tax legislation. Nortel Networks principal direct operating subsidiary, NNL, is the full and unconditional guarantor of the Senior Notes in the event Nortel Networks does not make payments for the principal, interest, premium, if any, or other amounts, if any, as they are due. The guarantee is a direct, unconditional and unsubordinated obligation of NNL.

On February 8, 2001, NNL completed an offering of $1,500 of 6.125 percent notes due on February 15, 2006 (the "6.125 percent Notes"). The 6.125 percent Notes pay interest on a semi-annual basis on February 15 and August 15, which began on August 15, 2001. The 6.125 percent Notes are redeemable, at any time at NNL's option, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest and a make-whole premium.

During the year ended December 31, 2002, Nortel Networks paid $162, to purchase a portion of its 6.00 percent notes due on September 1, 2003 and the 6.125 percent Notes with carrying values of $36 and $186, respectively. The early extinguishment of debt resulted in a gain of $60 which is included in the consolidated statement of operations within Other income (expense) – net.

Credit facilities

At December 31, 2002 and 2001, Nortel Networks had total unused committed credit facilities of approximately $750 and $4,075, respectively. The $750 April 2000 five-year syndicated credit facilities are generally available at interest rates of LIBOR plus a spread, dependent on the amount drawn under these credit facilities and, in certain cases, the senior long-term debt ratings of NNL.

On December 13, 2002, the $1,510 December 2001 364-day syndicated credit facilities of NNL and its subsidiary, Nortel Networks Inc. ("NNI"), expired in accordance with their terms and NNL and NNI agreed to terminate their $1,175 April 2002 364-day syndicated credit facilities.

On April 12, 2000, NNL and NNI entered into five-year syndicated credit facilities, which permit borrowings in an aggregate amount of up to $750. The credit facilities contain a financial covenant that requires the maintenance of a consolidated tangible net worth of not less than $1,888 at the consolidated NNL level. These credit facilities also benefit from a security package over substantially all of NNL's assets and those of most of its United States and Canadian subsidiaries and either a pledge of shares or a guarantee by certain of NNL's other subsidiaries. The security was effective on April 4, 2002 upon the downgrading of NNL's senior long-term debt ratings to below investment grade, defined as either Baa3 or BBB –, as determined by Moody's Investor Services, Inc. ("Moody's") or Standard & Poor's Ratings Service ("S&P"), respectively. In addition, Nortel Networks consolidated public debt securities are also secured equally and ratably with the obligations under NNL's and NNI's $750 April 2000 five year syndicated credit facilities (see note 22).

11. Financial instruments and hedging activities

Risk management

Nortel Networks net earnings (loss) and cash flows may be negatively impacted by fluctuating interest rates, foreign exchange rates and equity prices. To effectively manage these market risks, Nortel Networks enters into foreign currency forwards, foreign currency swaps foreign currency option contracts, interest rate swaps and equity forward contracts. Nortel Networks does not hold or issue derivative financial instruments for trading purposes.

Foreign currency risk

Nortel Networks enters into option contracts to limit its exposure to exchange fluctuations on future revenue or expenditure streams, and forward contracts, which are denominated in various currencies, to limit its exposure to exchange fluctuations on existing assets and liabilities and on future revenue or expenditure streams. Option and forward contracts used to hedge future revenue or expenditure streams are designated as cash flow hedges and hedge specific exposures. Option and forward contracts not designated as hedging instruments are also used to economically hedge the impact of fluctuations in exchange rates on existing assets and liabilities and on future revenue and expenditure streams.

The following table provides a summary of the total notional amounts of option and forward contracts as at December 31:

Currency	2002[(a)]	2001
Canadian dollar	$ 972	$ 1,873
British pound	8	79
Euro	555	124
Other	75	64
	$ 1,610	$ 2,140

(a) Expected maturity dates for all notional amounts of option and forward contracts as at December 31, 2002 is fiscal 2003.

Interest and dividend rate risk

Nortel Networks enters into interest rate swap contracts to minimize financing costs on long-term debt and to manage interest rate risk on existing liabilities and receivables due to interest rate fluctuations. These contracts swap floating interest rate payments to fixed interest rate payments or vice versa. These contracts are designated as fair value hedges only when they are used to swap fixed interest rates to floating interest rates. These swap contracts have remaining terms to maturity between 9 months and 3.5 years. Nortel Networks from time to time enters into United States to Canadian dollar cross currency coupon swap contracts, which are not designated as hedging instruments, to limit its exposure to foreign currency fluctuations on the cash dividends payable on the outstanding Non-cumulative Redeemable Class A Preferred Shares Series 7 of NNL. These contracts have remaining terms to maturity of 20 years.

The following table provides a summary of interest rate swap contracts and cross currency coupon swap contracts and their aggregated weighted-average rates as at December 31:

	2002	2001
Interest rate swap contracts:		
Received-fixed swaps – notional amount	$ 975	$ 375
Average fixed rate received	6.3%	6.6%
Average floating rate paid	4.1%	2.5%
Cross currency coupon swap contracts:		
Received-fixed swaps – notional amount	$ –	$ 220
Average fixed rate received	–	4.9%
Average floating rate paid	–	3.2%
Received-cross currency coupon swaps – notional amount	$ 224	$ –
Average floating rate received (Canadian $)	2.9%	–
Average floating rate paid (United States $)	1.5%	–

During 2002, the terms of the cross currency coupon swap contracts changed from fixed to floating, to floating to floating, in accordance with the counterparty agreement. The notional amounts remained unchanged in the amount of Canadian $350.

Fair value

The estimated fair values approximate amounts at which financial instruments could be exchanged in a current transaction between willing parties. The fair values are based on estimates using present value and other valuation techniques that are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates that reflect varying degrees of risk. Specifically, the fair value of interest rate swaps and forward contracts reflects the present value of the potential gain or loss if settlement had taken place on December 31, 2002; the fair value of option contracts reflects the cash flows due to or by Nortel Networks if settlement had taken place on December 31, 2002; and the fair value of long-term debt instruments reflects a current yield valuation based on observed market prices as of December 31, 2002. Accordingly, the fair value estimates are not necessarily indicative of the amounts that Nortel Networks could potentially realize in a current market exchange.

The following table provides the carrying amounts and fair values for all financial assets and liabilities for which fair value differed from carrying amount, and fair values recorded for derivative financial instruments in accordance with SFAS 133, as at December 31:

	2002		2001	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities:				
Long-term debt due within one year	$ 233	$ 225	$ 384	$ 388
Long-term debt	$ 3,719	$ 2,155	$ 4,094	$ 3,773
Derivative financial instruments net asset (liability) position:				
Interest rate swap contracts	$ 80	$ 80	$ 20	$ 20
Forward and option contracts	$ 4	$ 4	$ (38)	$ (38)
Cross currency coupon swap contracts	$ 1	$ 1	$ (14)	$ (14)
Other	$ (2)	$ (2)	$ 3	$ 3

Credit risk

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations to Nortel Networks. Nortel Networks is exposed to credit risk in the event of non-performance, but does not anticipate non-performance by any of the counterparties. Nortel Networks limits its credit risk by dealing with counterparties that are considered to be of high credit quality. The maximum potential loss on all financial instruments may exceed amounts recognized in the accompanying consolidated financial statements. However, Nortel Networks maximum exposure to credit loss in the event of non-performance by the other party to the derivative contracts is limited to those derivatives that had a positive fair value at December 31, 2002. Nortel Networks is also exposed to credit risk from customers. However, Nortel Networks global orientation has resulted in a large number of diverse customers, which minimizes concentrations of credit risk.

Other derivatives

Nortel Networks may invest in warrants to purchase securities of other companies as a strategic investment. Warrants that relate to publicly traded companies or that can be net share settled are deemed derivative financial instruments under SFAS 133. Such warrants are generally not eligible to be designated as hedging instruments as there is no corresponding underlying exposure. In addition, Nortel Networks may enter into certain commercial contracts containing derivative financial instruments.

Hedge ineffectiveness and discontinuance of cash flow hedges determined in accordance with SFAS 133 had no material impact on the net loss for the year ended December 31, 2002. No fair value hedges were derecognized or discontinued for the year ended December 31, 2002.

Receivables sales

In 2002, 2001 and 2000, Nortel Networks entered into various agreements to sell certain of its receivables. These receivables were sold at a discount of $32, $53 and $41 from book value for the years ended December 31, 2002, 2001 and 2000 respectively, at annualized discount rates of approximately 3 percent to 5 percent, 5 percent to 8 percent and 3 percent to 5 percent for the years ended December 31, 2002, 2001 and 2000, respectively. Certain receivables have been sold with limited recourse, not exceeding 10 percent, of $9, $6 and $36 as at December 31, 2002, 2001 and 2000, respectively.

Under certain agreements, Nortel Networks has continued as servicing agent and/or has provided limited recourse. The fair value of these retained interests is based on the market value of servicing the receivables, historical payment patterns and appropriate discount rates as applicable. Generally, trade receivables that are sold do not experience prepayments. The amounts associated with any servicing assets approximate Nortel Networks cost of servicing and, as such, no servicing asset or liability was recognized. Also, Nortel Networks has not historically experienced significant credit losses with respect to receivables sold with limited recourse and as such no liability was recognized.

There is a possibility that the actual performance of receivables or the cost of servicing the receivables will differ from the assumptions used to determine fair values at the transfer date and at each reporting date. Assuming hypothetical simultaneous unfavorable variations of up to 20 percent in credit losses, the discount rate used and the cost of servicing the receivables, the pre-tax impact on the value of the retained interests would not be significant.

12. Guarantees and commitments

Guarantees

Nortel Networks has entered into agreements that contain features which meet the definition of a guarantee under FIN 45. FIN 45 defines a guarantee to be a contract that contingently requires Nortel Networks to make payments (either in cash, financial instruments, other assets, common shares of Nortel Networks Corporation or through the provision of services) to a third party based on changes in an underlying economic characteristic (such as interest rates or market value) that is related to an asset, a liability or an equity security of the other party. Nortel Networks has the following major types of guarantees that are subject to the disclosure requirements of FIN 45:

(a) Business sale agreements

In connection with agreements for the sale of portions of its business, including certain discontinued operations, Nortel Networks has typically retained the liabilities of a business which relate to events occurring prior to its sale, such as tax, environmental, litigation and employment matters. Nortel Networks generally indemnifies the purchaser of a Nortel Networks business in the event that a third party asserts a claim against the purchaser that relates to a liability retained by Nortel Networks. These types of indemnification guarantees typically extend for a number of years.

Nortel Networks is unable to estimate the maximum potential liability for these types of indemnification guarantees as the business sale agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

Historically, Nortel Networks has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

(b) Intellectual property indemnification obligations

Nortel Networks has entered periodically into agreements with customers and suppliers that include limited intellectual property indemnification obligations that are customary in the industry. These guarantees generally require Nortel Networks to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions.

The nature of the intellectual property indemnification obligations prevents Nortel Networks from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. Historically, Nortel Networks has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

(c) Lease agreements

Nortel Networks has entered into agreements with its lessors that guarantee the lease payments of certain sub-lessees of its facilities to lessors. Generally, these lease agreements relate to facilities Nortel Networks vacated prior to the end of the term of its lease. These lease agreements require Nortel Networks to make lease payments throughout the lease term if the sub-lessee fails to make scheduled payments. These lease agreements have expiration dates through June 2012. The maximum amount that Nortel Networks may be required to pay under these types of agreements is $40.

Nortel Networks has also entered into an agreement to indemnify a certain lessor against certain additional costs, including financing costs, and costs incurred relating to construction problems with the building, through the term of the lease, which expires in May 2013. The maximum amount that Nortel Networks may be required to pay under this lease agreement is $77.

In addition, Nortel Networks has entered into agreements to indemnify certain lessors, through the terms of the leases, which expire through May 2013, against costs incurred as a result of changes in laws and regulations (including tax legislation) or in the interpretations of such laws and regulations, as a result of losses from litigation that may be suffered by them or, in the case of a particular lessor, if the transaction becomes invalid. The maximum amount that Nortel Networks may be required to pay that lessor in the event the transaction becomes invalid is $77. The maximum potential losses resulting from the other types of lease guarantees cannot be reasonably estimated.

Historically, Nortel Networks has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

(d) Third party debt agreements

Nortel Networks has guaranteed the debt of certain customers. These third party debt agreements require Nortel Networks to make debt payments throughout the term of the related debt instrument if the customer fails to make scheduled debt payments. These third party debt agreements have expiration dates extending to May 2012. The maximum amount that Nortel Networks may be required to pay under these types of debt agreements is $13.

Historically, Nortel Networks has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

(e) Indemnification of lenders and agents under credit facilities

Under its credit facilities, Nortel Networks has agreed to indemnify its lenders under such facilities against costs or losses resulting from changes in laws and regulations which would increase the lenders' costs, and from any legal action brought against the lenders related to the use of loan proceeds. These indemnifications generally extend for the term of the credit facilities and do not provide for any limit on the maximum potential liability.

Historically, Nortel Networks has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

(f) *Other indemnification agreements*

Nortel Networks has entered into agreements that provide for other types of indemnifications to counterparties in transactions including securitization agreements, investment banking agreements, guarantees related to the administration of capital trust accounts, guarantees related to the administration of employee benefit plans, indemnification of trustees under indentures for outstanding public debt, and sales of assets (other than business sale agreements). These indemnification agreements generally require Nortel Networks to indemnify the counterparties for costs incurred as a result of changes in laws and regulations (including tax legislation) or in the interpretations of such laws and regulations, and/or as a result of losses from litigation that may be suffered by the counterparties arising from the transactions. These types of indemnification agreements normally extend over an unspecified period of time from the date of the transaction and do not provide for any limit on the maximum potential amount.

Nortel Networks in the past has also entered into guarantees related to the escrow of shares in business combinations. These types of indemnifications generally require Nortel Networks to indemnify counterparties for loss incurred from litigation that may be suffered by counterparties arising under the agreement. These types of agreements exist over a specified period of time from the date of the business combination and do not provide for any limit on the maximum potential amount.

The nature of such agreements prevents Nortel Networks from making a reasonable estimate of the maximum potential amount it could be required to pay to its counterparties. The difficulties in assessing the amount of liability result primarily from the unpredictability of future changes in laws, the inability to determine how laws (in particular tax legislation) apply to counterparties and the unlimited coverage (in time and dollar amount) offered to counterparties.

Historically, Nortel Networks has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

(g) *Product warranties*

As part of the normal sale of product, Nortel Networks has provided its customers with product warranties. These warranties extend for periods generally ranging from one to five years from the date of sale. The following summarizes the accrual of product warranties that is recorded as part of other accrued liabilities in the accompanying consolidated balance sheets as at December 31, 2002:

Balance at the beginning of the year	$ 248
Payments made during the year	(163)
Warranties issued during the year	155
Balance at end of year	$ 240

Bid and performance related bonds

Nortel Networks has entered into bid and performance related bonds associated with various contracts. These contracts generally have terms ranging from two to five years. Performance related bonds generally have a term of twelve months. Bid bonds generally have a much shorter term. Potential payments due under these bonds are related to Nortel Networks performance under the applicable contract. The total amount of bid and performance related bonds that were available and undrawn was $362, excluding restricted cash and cash equivalents of $249 (see note 13), as at December 31, 2002 and $1,170 as at December 31, 2001.

Customer financing

Pursuant to certain financing agreements, Nortel Networks is committed to provide future financing in connection with purchases of Nortel Networks products and services. The unfunded commitments were $801 and $1,611 as at December 31, 2002 and 2001, respectively. Commitments to extend future financing generally have conditions for funding, fixed expiration or termination dates and specific interest rates and purposes. Nortel Networks attempts to limit its financing credit risk by utilizing an internal credit committee that actively monitors the credit exposure of Nortel Networks.

In addition, pursuant to these financing agreements, Nortel Networks has provided financing of $292 (net of a provision of $799) and $464 (net of a provision of $887), as at December 31, 2002 and 2001, respectively, excluding discontinued operations.

Joint ventures/minority interests

On October 19, 2002, Nortel Networks entered into a number of put option and call option agreements (the "Options") as well as a share exchange agreement (the "Share Exchange") with its partner in three European joint ventures. The Options allow the minority interest partner in each joint venture to sell its interest in that joint venture to the other partner at a fixed amount. The Share Exchange allows each partner to exchange a stipulated number of shares in its minority interest for a stipulated number of shares in the other party's minority interest. The Options and the Share Exchange can be exercised between July 1, 2003 and December 31, 2003 subject to certain terms and conditions.

If the Options and the Share Exchange are exercised, Nortel Networks would be required to deliver to the joint venture partner net consideration of approximately $114, consisting of approximately $42 in cash, and an in-kind component of approximately $72, representing the return of a loan note currently owed to Nortel Networks by an affiliate of the joint venture partner. If completed, the transactions would result in the acquisition by Nortel Networks of two joint venture minority interests which would be accounted for under the purchase method of accounting and the disposition of its minority interest in the third joint venture. These transactions are not expected to have a material impact on the business, results of operations, and financial condition of Nortel Networks.

The written Options are required to be marked to fair value through the consolidated statement of operations at each period end until they are either exercised or expire. At December 31, 2002, Nortel Networks estimated the fair value of the written Options to be approximately $78 (included in the accompanying consolidated balance sheets within other accrued liabilities). The impact to the consolidated statement of operations for the year ended December 31, 2002 after the effect of indirectly related transactions was a net loss of $33 (included within other income (expense) – net). The purchased Options and the Share Exchange were initially recorded at fair value and will be assessed for impairment throughout their term until they are either exercised or expire.

The estimated fair values of the Options were based on an estimate of the current fair values of the respective joint ventures using an option-pricing model that is dependent on the assumptions used concerning the amount of volatility and the discount rates that reflect varying degrees of risk. Accordingly, the fair value estimates are not necessarily indicative of the amounts that Nortel Networks could potentially realize in current market exchanges.

Purchase commitments

Nortel Networks has entered into purchase commitments with certain suppliers under which it commits to buy a minimum amount or percentage of designated products in exchange for price guarantees or similar concessions. In certain of these agreements, Nortel Networks may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

In addition to such purchase commitments, Nortel Networks has also agreed with JDS that if Nortel Networks purchases a minimum amount of designated products determined as a percentage of Nortel Networks total purchases for such products during the period from January 1, 2001 to December 31, 2003, Nortel Networks would earn consideration from JDS as a reduction, in whole or in part, of the $500 deferred consideration otherwise payable in Nortel Networks common shares to JDS (see note 9). The consideration was valued at $500 as at the February 5, 2001 agreement date and has been recorded as purchase discounts and reflected as a reduction of cost of revenues in the amount of $149 and $152 in 2002 and 2001, respectively. Nortel Networks believes that its purchases to date are sufficient to meet the required percentage of Nortel Networks total purchases to December 31, 2003. Subsequent to the sale of the majority of its optical components business to Bookham on November 8, 2002, Nortel Networks has begun negotiations with JDS related to certain aspects of this arrangement and as a result, Nortel

Networks has not recognized any additional purchase discounts beyond November 8, 2002 pending the outcome of these negotiations.

Nortel Networks entered into an arrangement with a minimum purchase commitment of $120 with Bookham. The terms of the commitment require Nortel Networks to purchase $120 of product from Bookham between November 8, 2002 and March 31, 2004. Should there be a shortfall, Nortel Networks would make a cash payment for a portion of the balance.

Operating leases and other commitments

At December 31, 2002, the future minimum payments under both operating leases and outsourcing contracts, net of lease commitments accrued for as part of restructuring contract settlement and lease costs (see note 6) consisted of:

	Operating leases	Outsourcing contracts
2003	$ 316	$ 291
2004	229	273
2005	203	270
2006	150	268
2007	121	265
Thereafter	707	263
Total future minimum payments	$ 1,726	$ 1,630

Rental expense on operating leases for the years ended December 31, 2002, 2001 and 2000 amounted to $469, $756 and $683, respectively.

During the year ended December 31, 2002, Nortel Networks entered into sale leaseback transactions for certain of its properties with carrying values of approximately $270 which resulted in a loss on disposal of $3.

Expenses related to outsourcing contracts for the years ended December 31, 2002, 2001 and 2000, amounted to $364, $498 and $176, respectively, and are for services provided to Nortel Networks primarily related to information services, a portion of payroll, capital services, accounts payable, and training and resource functions. The minimum amount payable under Nortel Networks outsourcing contracts is variable to the extent that Nortel Networks workforce fluctuates from the baseline levels contained in the contracts.

13. Restricted cash and cash equivalents

Due to the current general economic and industry environment, and NNL's current credit ratings, the basis under which customer bid and performance related bonds and contracts can be obtained has changed, resulting in (but not limited to) increased cash collateral requirements and/or increased fees in connection with obtaining new customer bid and performance related bonds and contracts. As at December 31, 2002, approximately $249 of cash and cash equivalents was restricted as collateral for certain customer bid and performance related bonds and contracts.

14. Capital stock

Common shares

Nortel Networks is authorized to issue an unlimited number of common shares without nominal or par value. At December 31, the outstanding number of common shares included in shareholders' equity consisted of:

	2002		2001		2000	
(number of shares in thousands)	Number of shares	$	Number of shares	$	Number of shares	$
Balance at beginning of year	3,213,742	$ 32,899	3,095,772	$ 29,141	2,754,309	$ 11,745
Shares issued pursuant to:						
Shareholder dividend reinvestment and stock purchase plan	–	–	483	6	244	13
Stock option plans	3,924	144	21,499	528	54,547	1,086
Acquisition and acquisition related[(a)]	(330)	(13)	86,953	3,163	293,998	16,297
Conversion of subsidiary preferred shares	–	–	9,035	61	–	–
Plan of arrangement[(b)]	–	–	–	–	(7,326)	–
Common share offering[(c)]	632,500	857	–	–	–	–
Prepaid forward purchase contracts[(d)]	448	1	–	–	–	–
Other[(e)]	–	(301)	–	–	–	–
Balance at end of year	3,850,284	$ 33,587	3,213,742	$ 32,899	3,095,772	$ 29,141

(a) Common shares issued as part of the purchase price consideration. During the year ended December 31, 2002, common shares were cancelled as earn out provisions were forfeited pursuant to their applicable agreements.

(b) Options exercisable for approximately 0.7852 of a common share (before giving effect to the May 5, 2000 stock split) granted pursuant to the Arrangement to holders of BCE options at the effective date of the Arrangement.

(c) On June 12, 2002, Nortel Networks issued 632,500,000 common shares for net proceeds of approximately $857, net of issue costs of $36.

(d) Concurrent with the common share offering on June 12, 2002, Nortel Networks issued 28,750 prepaid forward purchase contracts for net proceeds of $623, net of issue costs of $26, which were recorded as an element of additional paid-in capital. As at December 31, 2002, 448,309 common shares have been issued for net proceeds of $1 as a result of the early settlement of 28 prepaid forward purchase contracts during the year.

(e) Purchase discounts under the JDS purchase commitment (see note 12).

During the year ended December 31, 2001, Nortel Networks issued common shares to the holders of the 200 Cumulative Redeemable Class A Preferred Shares Series 4 ("Series 4 Preferred Shares") of NNL, each of whom had exercised their right to exchange their Series 4 Preferred Shares for common shares of Nortel Networks. The number of common shares issued for each Series 4 Preferred Share was determined by dividing Canadian $0.5 by the greater of Canadian $2.50 per common share and 95 percent of the weighted average trading price per common share of Nortel Networks on the Toronto Stock Exchange for the 10 trading days immediately preceding the date on which such common shares were issued in the exchange.

Stock consolidations and stock splits

On September 25, 2002, Nortel Networks announced that it planned to present a proposal to its shareholders for a consolidation of its outstanding common shares (also known as a reverse stock split) at its annual and special meeting planned for the spring of 2003. The announcement stated that the planned consolidation was intended to satisfy the New York Stock Exchange's ("NYSE") continued listing requirements.

On February 14, 2003, Nortel Networks announced that its Board of Directors planned to ask shareholders, at its annual and special meeting to be held April 24, 2003, to give authority to the Nortel Networks Board of Directors to implement a consolidation of its outstanding common shares, in its sole discretion, at any time prior to April 15, 2004, at a consolidation ratio within the range of one post-consolidation common share for every five pre-consolidation common shares to one post-consolidation common share for every ten pre-consolidation common shares.

On April 27, 2000, as part of the Arrangement, Nortel Networks implemented a two-for-one stock split (the "2000 Stock Split"). The 2000 Stock Split was effective for registered common shareholders at the close of business on May 5, 2000. All comparative references to loss per common share from continuing operations, loss per common share from discontinued operations, dividends declared per common share, weighted average number of common shares outstanding and common shares issued and outstanding, have previously been restated to reflect the impact of the 2000 Stock Split.

Prepaid forward purchase contracts

On June 12, 2002, concurrent with Nortel Networks common share offering, 28,750 equity units were offered, each initially evidencing its holder's ownership of a prepaid forward purchase contract ("purchase contract"), entitling the holder to receive Nortel Networks common shares and specified zero-coupon U.S. treasury strips ("U.S. treasury strips"). Net proceeds to Nortel Networks from the purchase contracts were $623. During the year ended December 31, 2002, 28 purchase contracts were settled early resulting in 448,309 common shares being issued for net proceeds of $1. As at December 31, 2002, 28,722 purchase contracts were outstanding. The purchase contracts are classified in shareholders' equity as part of additional paid-in capital.

The settlement date for each remaining purchase contract is August 15, 2005, subject to acceleration or early settlement in certain cases. The aggregate number of Nortel Networks common shares issuable on the settlement date will be between approximately 485 million and 582 million shares, subject to certain anti-dilution adjustments (which includes adjustments for the proposed consolidation of Nortel Networks common shares). On the settlement date (or earlier if an acceleration event occurs prior to the settlement date or if the holder has elected an early settlement option), Nortel Networks will issue and deliver to the holder of each purchase contract after February 15, 2003 between 16,885.93 and 20,263.12 of its common shares (depending on the applicable market value), subject to certain anti-dilution adjustments. The applicable market value will be the average of the closing prices of Nortel Networks common shares on the New York Stock Exchange during a period shortly before the settlement date. If the applicable market value of Nortel Networks common shares is:

- greater than $1.692 per share, 16,885.93 common shares will be issued and delivered for each purchase contract;
- less than or equal to $1.692 per share but greater than $1.410 per share, the number of common shares to be issued and delivered for each purchase contract will be equal to $28,571.00 divided by the applicable market value; and
- less than or equal to $1.410 per share, 20,263.12 common shares will be issued and delivered for each purchase contract.

A holder of purchase contracts may elect to accelerate the settlement date in respect of some or all of its purchase contracts. Upon an early settlement on or after August 15, 2002 and prior to February 15, 2003, the holder was entitled to receive 16,011.04 Nortel Networks common shares per purchase contract (regardless of the market price of Nortel Networks common shares at that time), subject to certain anti-dilution adjustments. Upon an early settlement on or after February 15, 2003, the holder will receive 16,885.93 Nortel Networks common shares per purchase contract (regardless of the market price of Nortel Networks common shares at that time), subject to certain anti-dilution adjustments.

If Nortel Networks Corporation is involved in a merger, amalgamation, arrangement, consolidation or other reorganization event (other than with or into NNL or certain other subsidiaries) in which all of its common shares are exchanged for consideration of at least 30 percent of the value of which consists of cash or cash equivalents, then a holder of purchase contracts may elect to accelerate and settle some or all of its purchase contracts, for Nortel Networks common shares.

The settlement date under each purchase contract will automatically accelerate upon occurrence of specified events of bankruptcy, insolvency or reorganization with respect to Nortel Networks Corporation. Upon acceleration of the settlement date, holders will be entitled to receive 20,263.12 Nortel Networks common shares per purchase contract (regardless of the market price of Nortel Networks common shares at that time), subject to some anti-dilution adjustments.

The U.S. treasury strips were purchased directly by a representative of the underwriters from the gross proceeds of the equity unit offering and were delivered to a third party acting as a custodian on behalf of the equity unit holders. Nortel Networks has no obligations with respect to or interest in the U.S. treasury strips. Accordingly, they are not reflected in the accompanying consolidated financial statements.

Preferred Shares

Nortel Networks Corporation is authorized to issue an unlimited number of Class A preferred shares, which rank senior to the Class B preferred shares and the common shares upon a distribution of capital or assets, and an unlimited number of Class B preferred shares, which rank junior to the Class A preferred shares and senior to the common shares upon a distribution of capital or assets, in each case without nominal or par value. Each of the Class A and Class B preferred shares are issuable in one or more series, each series having such rights, restrictions and provisions as determined by the Board of Directors of Nortel

Networks Corporation at the time of issue. None of the Class A or Class B preferred shares of Nortel Networks Corporation has been issued.

Dividends

Dividends on the outstanding common shares are declared in United States dollars. Nortel Networks Corporation suspended future common share dividends after payment on June 29, 2001 of the $0.01875 per common share dividend.

Shareholder rights plan

Effective May 1, 2000, Nortel Networks adopted a shareholder rights plan (the "Rights Plan"). The fundamental objectives of the Rights Plan are to provide adequate time for the Nortel Networks Board of Directors and Nortel Networks shareholders to assess an unsolicited take-over bid for Nortel Networks, to provide the Nortel Networks Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if such a bid is made, and to provide Nortel Networks shareholders with an equal opportunity to participate in such a bid.

Under the Rights Plan, Nortel Networks issued one right for each common share outstanding on May 5, 2000, after giving effect to the 2000 Stock Split, and Nortel Networks has issued and will continue to issue one right in respect of each common share issued after May 5, 2000 until the occurrence of certain events associated with an unsolicited takeover bid.

The initial issuance of the rights did not alter the financial condition of Nortel Networks, impede its business plans, or alter its consolidated financial statements. The initial issuance of the rights was not dilutive. However, if a "Flip-In Event" (as defined in the Rights Plan) occurs and the rights separate from the Nortel Networks common shares as described in the Rights Plan, reported earnings (loss) per share may be affected. In addition, holders of rights not exercising their rights after a Flip-In Event may suffer substantial dilution.

The Rights Plan will expire at the close of business on April 24, 2003, which is the date of Nortel Networks annual and special shareholders meeting, unless reconfirmed at such meeting. In anticipation of seeking reconfirmation of the Rights Plan, the Rights Plan was amended and restated as of February 14, 2003 to update it to reflect a continued evolution of the terms of rights plans adopted by Canadian public companies since 2000. The amended and restated Rights Plan will only be effective upon approval by a majority vote of certain independent shareholders at Nortel Networks annual and special shareholders meeting on April 24, 2003.

15. Loss per common share

The following table details the weighted average number of Nortel Networks common shares outstanding for each of the years ended December 31:

(millions of shares)	**2002**	**2001**	**2000**
Weighted average number of common shares outstanding – basic and diluted [(a)]	3,838	3,189	2,953

(a) The basic weighted average number of Nortel Networks common shares outstanding includes the minimum number of common shares to be issued upon settlement of the purchase contracts of 485, and includes the effect of early settlement by holders to December 31, 2002 (see note 14). The impact of these 485 common shares on a weighted basis is 270 for the year ended December 31, 2002.

As a result of the net losses for each of the years ended December 31, 2002, 2001 and 2000, the following potentially dilutive securities have not been included in the calculation of diluted loss per common share, because to do so would have been anti-dilutive:

(millions of shares)	**2002**	**2001**	**2000**
Stock options	1	30	155
4.25 percent convertible senior notes due on September 1, 2008	180	68	–
Prepaid forward purchase contracts (see note 14)	14	–	–
Total	195	98	155

For the years ended December 31, 2002, 2001 and 2000 approximately 255, 127 and 70 options, respectively, were excluded from the computation of weighted average number of common shares outstanding – diluted as the applicable option exercise price was greater than the average market price of Nortel Networks common shares.

16. Accumulated other comprehensive loss

The components of accumulated other comprehensive loss, net of tax, were as follows:

	2002	2001	2000
Accumulated foreign currency translation adjustment			
Balance at the beginning of the year	$ (886)	$ (574)	$ (457)
Change in foreign currency translation adjustment [(a)]	(12)	(312)	(117)
Balance at the end of the year	$ (898)	$ (886)	$ (574)
Unrealized gain (loss) on investments – net			
Balance at the beginning of the year	$ 5	$ 45	$ 23
Change in unrealized gain (loss) on investments	6	(40)	22
Balance at the end of the year [(b)]	$ 11	$ 5	$ 45
Unrealized derivative gain (loss) on cash flow hedges – net			
Balance at the beginning of the year	$ (14)	$ –	$ –
Change in unrealized derivative gain (loss) on cash flow hedges [(c)]	12	(14)	–
Balance at the end of the year	$ (2)	$ (14)	$ –
Minimum pension liability [(d)]			
Balance at the beginning of the year	$ (81)	$ –	$ –
Change in minimum pension liability	(559)	(81)	–
Balance at the end of the year	$ (640)	$ (81)	$ –
Accumulated other comprehensive loss	$ (1,529)	$ (976)	$ (529)

(a) The changes in the foreign currency translation adjustments are not adjusted for income taxes since they relate to indefinite investments in non-United States subsidiaries.

(b) Unrealized gain on investments is net of tax of $2, $3 and $9 for the years ended December 31, 2002, 2001 and 2000, respectively.

(c) Includes $7 (pre-tax $11) of net derivative losses related to the adoption of SFAS 133 during the year ending December 31, 2001. Unrealized derivative gains (loss) on cash flow hedges are net of tax of $1 and $6 for the years ended December 31, 2002 and 2001, respectively. During the year ended December 31, 2002, $18 of net derivative gains were reclassified to selling, general and administrative expense. Nortel Networks estimates that $4 of net derivative losses included in other comprehensive loss will be reclassified into net earnings (loss) within the next 12 months.

(d) Represents non-cash charges to shareholders' equity related to the increase in the minimum required recognizable liability associated with Nortel Networks pension plans (see note 8). The minimum pension liability amount is presented net of tax of $133 and $28 for the years ended December 31, 2002 and 2001, respectively.

The change in unrealized gain (loss) on investments during the year 2001 represented the write down of the value of minority investments due to a change in Nortel Networks strategic focus as well as an other than temporary decline in the carrying value caused by a significant downturn in both the telecommunications industry and the economic environment, resulting in a charge to other income (expense) – net. During 2002, $6 of unrealized gains (losses) on investments were reclassified to the statement of operations.

17. Stock-based compensation plans

Stock options

Under the Nortel Networks Corporation 2000 Stock Option Plan (the "2000 Plan"), options to purchase Nortel Networks common shares may be granted to employees and directors of Nortel Networks that entitle the holder to purchase one common share at a subscription price of not less than 100 percent of market value on the effective date of the grant. Subscription prices are stated and payable in United States dollars for United States options and in Canadian dollars for Canadian options. Generally, options outstanding at December 31, 2002, vest 33⅓ percent on the anniversary date of the grant for three years. The committee of the Board of Directors of Nortel Networks that administers the 2000 Plan has the discretion to vary the period during which the holder has the right to exercise options and, in certain circumstances, may accelerate the right of the holder to exercise options, but in no case shall the exercise period exceed ten years. Nortel Networks will meet its obligations under the 2000 Plan either by issuance, or by purchase on the open market, of common shares.

The maximum number of common shares authorized by the shareholders and reserved for issuance by the Board of Directors of Nortel Networks under the 2000 Plan is 94,000,000. The maximum number of common shares which may be issued under the 2000 Plan to all non-employee directors of Nortel Networks is 500,000.

Under the Nortel Networks Corporation 1986 Stock Option Plan As Amended and Restated (the "1986 Plan"), options to purchase Nortel Networks common shares may be granted to employees of Nortel Networks that entitle the holder to purchase one common share at a subscription price of not less than 100 percent of market value on the effective date of the grant. Subscription prices are stated in United States dollars for United States options and in Canadian dollars for Canadian options. Generally, options may be exercised as follows: options granted in 1997 through 2002 vest 33⅓ percent on the anniversary date of the grant for three years; and options granted in 1991 through 1996 vest 50 percent after the first anniversary date of grant and the remainder after the second anniversary date of grant. The committee of the Board of Directors of Nortel Networks that administers the 1986 Plan has the discretion to vary the period during which the holder has the right to exercise options and, in certain circumstances, may accelerate the right of the holder to exercise options, but in no case shall the exercise period exceed ten years. Nortel Networks will meet its obligations under the 1986 Plan either by issuance, or by purchase on the open market, of common shares.

The maximum number of common shares authorized by the shareholders and reserved for issuance by the Board of Directors of Nortel Networks under the 1986 Plan is 469,718,040. The maximum number of common shares with respect to which options may be granted for the 2001 calendar year and any year thereafter under the 1986 Plan is 3 percent of Nortel Networks common shares issued and outstanding at the commencement of the year, subject to certain adjustments.

Options granted under the 2000 Plan and 1986 Plan may be granted with or without a stock appreciation right ("SAR"). A SAR entitles the holder to receive payment of an amount equivalent to the excess of the market value of a common share at the time of exercise of the SAR over the subscription price of the common share to which the option relates. Options with SARs may be granted on a cancellation basis, in which case the exercise of one causes the cancellation of the other, or on a simultaneous basis, in which case the exercise of one causes the exercise of the other.

In January 1995, a key contributor stock option program (the "Key Contributor Program") was established. Under the terms of the Key Contributor Program, participants are granted an equal number of initial options and replacement options. The initial options generally vest after five years and expire after ten years. The replacement options are granted concurrently with the initial options and also expire after ten years. The replacement options generally have an exercise price equal to the market value of the common shares of Nortel Networks on the day the initial options are fully exercised, and are generally exercisable commencing thirty-six months thereafter, provided certain other conditions for exercise, including share ownership, are met. In 2002 and 2001, there were no options granted pursuant to the Key Contributor Program. In January 2000, 60,000 options were granted pursuant to the Key Contributor Program under the 1986 Plan.

During the year ended December 31, 2002, approximately 301,718 Nortel Networks common shares had been issued pursuant to the exercise of stock options granted under the 1986 Plan and none had been issued pursuant to stock options granted under the 2000 Plan.

On June 20, 2001, Nortel Networks commenced a voluntary stock option exchange program (the "Exchange Program") for Nortel Networks employees, whereby employees could exchange certain then outstanding stock options for new stock options, based on a prescribed formula. The terms of the Exchange Program were such that new grants of options would be made at least six months and a day from the cancellation date of the options tendered for exchange, which was July 27, 2001. Approximately

93,416,000 stock options were tendered for exchange and cancelled. Nortel Networks then Board of Directors and its then board appointed officers were not eligible to participate in the Exchange Program. On January 29, 2002, Nortel Networks granted approximately 52,700,000 new stock options in connection with the Exchange Program with exercise prices of $7.16 in United States dollars and $11.39 in Canadian dollars per common share, which was the fair market value of Nortel Networks common shares on the date of the grant.

The following is a summary of the total number of outstanding stock options and the maximum number of stock options available for grant:

	Outstanding options *(thousands)*	**Weighted average exercise price**	**Available for grant** *(thousands)*
Balance at December 31, 1999	234,478	$ 15.25	106,826
Granted options under all stock option plans	175,335	$ 46.83	(175,335)
Options excercised	(54,547)	$ 9.33	–
Options cancelled[(a)]	(23,624)	$ 27.59	18,368
Additional shares reserved for issuance	–	$ –	164,364
Balance at December 31, 2000	331,642	$ 32.37	114,223
Granted options under all stock option plans	55,565	$ 29.45	(55,565)
Options excercised	(21,497)	$ 7.82	–
Options cancelled[(a)]	(56,793)	$ 35.60	41,372
Options cancelled under stock option exchange program	(93,416)	$ 51.64	93,416
Balance at December 31, 2001	215,501	$ 24.41	193,446
Granted options under all stock option plans	120,335	$ 7.08	(120,316)
Options excercised	(3,924)	$ 6.19	–
Options cancelled[(a)]	(70,093)	$ 26.48	55,036
Balance at December 31, 2002	261,819	$ 15.77	128,166

(a) Includes adjustments related to assumed stock option plans.

Nortel Networks has, in connection with the acquisition of various companies, assumed the stock option plans of each acquired company. The vesting periods for these assumed plans may differ from the 2000 Plan and 1986 Plan, but are not considered to be significant to Nortel Networks overall use of stock-based compensation. In connection with various acquisitions for the years ended December 31, 2001 and 2000, a total of approximately 1,313,000 and 63,025,000 stock options to purchase common shares of Nortel Networks, respectively, were assumed and included in the preceding table. Options that have been granted with SARs are exercisable on a cancellation basis and at December 31, 2002, 2001 and 2000, nil, nil and 24,200 SARs, respectively, were outstanding.

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding *(thousands)*	Weighted average remaining contractual life *(in years)*	Weighted average exercise price	Number exercisable *(thousands)*	Weighted average exercise price
$0.00 - $5.95	41,495	6.24	$ 4.69	14,269	$ 4.42
$5.96 - $8.92	102,234[(a)]	7.40	$ 6.90	43,272	$ 7.51
$8.93 - $11.90	24,847	3.99	$ 10.63	24,011	$ 10.63
$11.91 - $23.79	40,125	5.35	$ 17.84	35,740	$ 17.99
$23.80 - $35.69	20,743	6.11	$ 26.88	17,680	$ 26.05
$35.70 - $47.58	12,421	6.37	$ 40.37	7,875	$ 41.12
$47.59 - $59.48	12,658	6.06	$ 53.92	8,305	$ 53.71
$59.49 - $71.38	5,069	6.56	$ 66.12	3,661	$ 66.04
$71.39 - $83.27	2,227	4.83	$ 77.76	1,819	$ 77.45
	261,819	6.16	$ 15.77	156,632	$ 18.51

(a) Includes approximately 52,700,000 new stock options granted on January 29, 2002 under the Exchange Program.

As of July 1, 2000, Nortel Networks began recording deferred compensation related to unvested options held by employees of companies acquired in a purchase acquisition, in accordance with FIN 44 "Accounting for Certain Transactions involving Stock Compensation – an Interpretation of APB No. 25" ("FIN 44"). Deferred compensation is amortized based on the graded vesting schedule of the awards. For the years ended December 31, 2002, 2001 and 2000, Nortel Networks recorded stock option compensation expense of $91, $109 and $134, respectively. The expense for 2002 and 2001 primarily related to the acquisition of Alteon. The expense for 2000 primarily related to the acquisition of Alteon and the impact of the Arrangement on stock options held by former employees of Nortel Networks who had transferred to BCE or a BCE affiliated company as a result of the Arrangement.

Employee stock purchase plans

Nortel Networks has a stock purchase plan for eligible employees in eligible countries and a stock purchase plan for eligible unionized employees in Canada (the "Employee Stock Purchase Plans"). The Employee Stock Purchase Plans facilitate the acquisition of common shares of Nortel Networks at a discount, and the retention of such common shares, by eligible employees. The Employee Stock Purchase Plans have four offering periods each year, with each offering period beginning on the first day of each calendar quarter. Eligible employees may have up to 10 percent of their eligible compensation deducted from their pay during each offering period to contribute towards the purchase of Nortel Networks common shares. For North American eligible employees, common shares are purchased at a purchase price of 85 percent of the market price of the common shares on the last trading day of the offering period. Nortel Networks contributes an amount equal to the difference between the market price and the purchase price. For non-North American eligible employees common shares are purchased at a purchase price equal to the greater of (i) 85 percent of the average of the high and low prices of common shares on the first trading day of the offering period and (ii) 71.5 percent of the market price of the common shares on the last trading day of the offering period, except that if the market price on the last trading day is equal to or less than the average of the high and low on the first trading day, the purchase price shall be 85 percent of the market price on the last trading day of the offering period. The common shares are purchased by an independent broker through the facilities of the Toronto and/or New York stock exchanges, and held by a custodian on behalf of the plan participants. Compensation expense is recognized for Nortel Networks portion of the contributions. In 2002 and 2001, approximately 38,824,000 and 14,648,000 common shares were purchased under the Employee Stock Purchase Plans at a weighted average price of $1.31 and $8.50 per common share, respectively.

18. Discontinued operations

During the year ended December 31, 2002, Nortel Networks continued to wind down its access solutions operations and there has been no change to the initial disposal strategy or intent to exit the business which was approved by the Board of Directors on June 14, 2001. However, the continued deterioration in industry and market conditions has delayed certain disposal activities beyond the original planned timeframe of one year. In particular, actions involving negotiations with customers, who have also been affected by industry conditions, are taking longer than expected. Although disposal activities continue beyond the one-year period generally contemplated under APB 30, Nortel Networks continues to present the access solutions operations as discontinued operations in the accompanying consolidated financial statements. Nortel Networks has disposed of or transitioned the ownership of certain operations, and operations not disposed of or so transitioned are expected to be closed. Nortel Networks now expects to complete this plan by mid 2003, subject to the closing of specific transactions, the timing of which may continue to be impacted by customer and business issues and any applicable regulatory requirements.

Pursuant to APB 30, the revenues, costs and expenses, assets and liabilities and cash flows of Nortel Networks access solutions operations have been segregated in the accompanying consolidated statements of operations, consolidated balance sheets and consolidated statements of cash flows, and are reported as "discontinued operations". The following consolidated financial results for discontinued operations are presented as at December 31 for the consolidated balance sheets and for the period ended December 31 for the consolidated statements of operations and consolidated statements of cash flows:

Consolidated statements of operations:

	2002	2001	2000
Revenues	$ 141	$ 996	$ 2,327
Net loss from discontinued operations – net of tax[(a)]	$ –	$ (442)	$ (475)
Net loss on disposal of operations – net of tax[(b)]	–	(2,568)	–
Net loss from discontinued operations – net of tax	$ –	$ (3,010)	$ (475)

(a) Loss from discontinued operations was net of applicable income tax benefits of nil, $119 and $99 for the years ended December 31, 2002, 2001 and 2000, respectively.

(b) Loss on disposal of operations was net of an applicable income tax benefit of $604 for the year ended December 31, 2001.

Consolidated balance sheets:

	2002	2001
Accounts receivable – net	$ 20	$ 109
Inventories – net	–	66
Deferred income taxes	158	358
Other current assets	45	175
Total current assets of discontinued operations	$ 223	$ 708
Intangible assets – net	–	17
Other long-term assets[(a)]	49	266
Total assets of discontinued operations	$ 272	$ 991
Current liabilities[(a)]	$ 83	$ 421
Long-term liabilities[(a)]	2	11
Total liabilities of discontinued operations	$ 85	$ 432

(a) Other long-term assets, current liabilities and long-term liabilities of discontinued operations are included in other assets, other accrued liabilities and other liabilities, respectively, of Nortel Networks consolidated balance sheets.

Consolidated statements of cash flows:

	2002	2001	2000
Cash flows from (used in) discontinued operations			
Operating activities	$ 274	$ (733)	$ (784)
Investing activities	96	32	(356)
Net cash from (used in) discontinued operations	$ 370	$ (701)	$ (1,140)

2002 Activity

During the three months ended June 30, 2002, Arris Group Inc. ("Arris Group") completed a secondary public offering of 15 million common shares held by Nortel Networks. Following the closing of the offering on June 25, 2002, Nortel Networks owned 22 million shares, or approximately 27 percent of Arris Group's common shares. The cash proceeds received were $67 and a gain of approximately $15 was recorded as a result of this transaction, which is included in the estimated remaining provisions required for discontinued operations. During the three months ended March 31, 2002, Nortel Networks recorded a gain of approximately $13 due to the reduction of Nortel Networks ownership interest in Arris Group, received for Nortel Networks original interest in Arris Interactive LLC ("Arris"), from approximately 49 percent to approximately 46 percent as a result of Arris Group's issuance of common shares in connection with its acquisition of another company, which is included in the estimated remaining provisions required for discontinued operations.

On April 21, 2002, Nortel Networks entered into an agreement with Aastra Technologies Limited to sell certain assets, which were included in discontinued operations, associated with Nortel Networks prior acquisition of Aptis. The transaction was completed during the three months ended June 30, 2002. The consideration primarily consisted of approximately $16 in cash, as well as contingent cash consideration of up to $60 over four years based on the achievement of certain revenue targets by the business. Nortel Networks recorded a loss of approximately $43 on the transaction, which reduced the estimated remaining provisions for discontinued operations.

On March 5, 2002, Nortel Networks divested its approximately 46 percent ownership interest in Elastic Networks Inc. ("Elastic Networks") to Paradyne Networks, Inc. ("Paradyne") in exchange for an approximately 8 percent ownership interest in Paradyne. Nortel Networks recorded a gain of approximately $7 on the transaction, which is included in the estimated remaining provisions required for discontinued operations.

At December 31, 2002, Nortel Networks has customer financing receivables of $66 (net of provision of $507) for customers included as part of discontinued operations.

At December 31, 2002, the remaining accruals of $81 related to the future contractual obligations and estimated liabilities, and estimated operating losses during the planned period of disposition, were included in current liabilities of discontinued operations. The remaining accruals are expected to be substantially drawn down by cash payments over the period of disposition, the impact of which is expected to be partially offset by proceeds from the disposal of certain remaining assets.

2001 Activity

On June 14, 2001, Nortel Networks Board of Directors approved a plan to discontinue Nortel Networks access solutions operations consisting of all of Nortel Networks narrowband and broadband solutions, including copper, cable, and fixed wireless solutions, as well as Nortel Networks then consolidated membership interest in Arris and equity investment in Elastic Networks. Also affected by the decision were Nortel Networks prior acquisitions of Sonoma Systems ("Sonoma"), Promatory Communications, Inc. ("Promatory"), Aptis Communications, Inc. ("Aptis") and Broadband Networks Inc.

In connection with the decision to discontinue the access solutions operations on June 14, 2001, Nortel Networks recorded a pre-tax loss on disposal of the access solutions operations of $3,172 in the three months ended June 30, 2001, which reflected the estimated costs directly associated with Nortel Networks plan of disposition. The loss reflected: the write-off of goodwill associated with the acquisitions of Sonoma and Promatory in the amount of $755; provisions for both short-term and long-term receivables of $601; a provision for inventories of $379; other asset write-offs totaling $156; future contractual obligations and estimated liabilities of $1,104; and estimated operating losses during the planned period of disposition of $177.

On August 24, 2001, Nortel Networks completed a transaction with Zhone Technologies, Inc. to sell the AccessNode ABM and CDS shelf products and the Universal Edge 9000 digital loop carrier shelf and remote access shelf products.

On August 3, 2001, Nortel Networks completed the transfer of its ownership interest in Arris to Arris Group. As a result, at December 31, 2001, Nortel Networks owned a 49.2 percent non-controlling interest in Arris Group, compared to the previous 81.25 percent controlling interest in Arris.

On July 25, 2001, Nortel Networks completed a transaction with GE Industrial Systems Technology Management Inc., a division of General Electric Company, to sell the Lentronics JungleMUX SONET multiplexer and TN-1U SDH multiplexer products.

At December 31, 2001, the remaining accruals of $366 related to the above noted future contractual obligations and estimated liabilities, and estimated operating losses during the planned period of disposition were included in current liabilities of discontinued operations.

19. Related party transactions

In the ordinary course of business, Nortel Networks engages in transactions with certain of its equity-owned investees that are under or are subject to Nortel Networks significant influence and with joint ventures of Nortel Networks. These transactions are sales and purchases of goods and services under usual trade terms and are measured at their exchange amounts.

Transactions with related parties for the years ended December 31 are summarized as follows:

	2002	2001	2000
Revenues	$ 8	$ –	$ 673
Purchases	$ –	$ 16	$ 369

In 2001, Nortel Networks completed the sale of substantially all of the assets in the Cogent Defence Systems business ("CDS") to EADS Defence & Security Networks S.A.S. ("EDSN"). At that time, Nortel Networks held a 41 percent ownership interest in EDSN and European Aeronautics, Defense and Space Company ("EADS") held the remaining 59 percent. Under the terms of the agreement, Nortel Networks sold substantially all of its assets in the CDS business including: fixed assets; accounts receivable; inventory; intellectual property; and licenses, and excluding cash on hand, as at the closing date, for consideration of approximately $143, comprised of a loan note due in 2002 and a call option to acquire an additional approximate 7 percent ownership interest in Nortel Networks France SAS beginning in 2004. Nortel Networks recorded a gain on the sale of approximately $37, included in loss (gain) on sale of business. During the year ended December 31, 2002, Nortel Networks collected the loan note in the amount of approximately $119. In addition, the call option was terminated and replaced by a subsequent agreement to satisfy the remaining consideration owing during 2003.

Effective May 1, 2000, in conjunction with the Arrangement, BCE's ownership interest in Nortel Networks was reduced from approximately 36 percent to a nominal amount. As a result, BCE and entities that are owned by BCE were no longer considered related parties immediately after the Arrangement.

20. Contingencies

Subsequent to the February 15, 2001 announcement in which Nortel Networks provided revised guidance for financial performance for the 2001 fiscal year and the first quarter of 2001, Nortel Networks and certain of its then current officers and directors were named as defendants in more than twenty-five purported class action lawsuits. These lawsuits in the United States District Courts for the Eastern District of New York, for the Southern District of New York and for the District of New Jersey, and the provinces of Ontario, Quebec and British Columbia in Canada, on behalf of shareholders who acquired Nortel Networks securities as early as October 24, 2000 and as late as February 15, 2001, allege, among other things, violations of United States federal and Canadian provincial securities laws. These matters also have been the subject of review by Canadian and U.S. securities regulatory authorities. On May 11, 2001, Nortel Networks filed motions to dismiss and/or stay in connection with the three proceedings in Quebec primarily based on the factual allegations lacking substantial connection to Quebec and the inclusion of shareholders resident in Quebec in the class claimed in the Ontario lawsuit. The plaintiffs in two of these proceedings in Quebec obtained court approval for discontinuances of their proceedings on January 17, 2002. The motion to dismiss and/or stay the third proceeding was heard on November 6, 2001 and the court deferred any determination on the motion to the judge who will hear the application for authorization to commence a class proceeding. On December 6, 2001,

Nortel Networks filed a motion seeking leave to appeal that decision. The motion for leave to appeal was dismissed on March 11, 2002. On October 16, 2001, an order in the Southern District of New York was filed consolidating twenty-five of the related United States class action lawsuits into a single case, appointing class plaintiffs and counsel for such plaintiffs. The plaintiffs served a consolidated amended complaint on January 18, 2002. On December 17, 2001, the defendants in the British Columbia action served notice of a motion requesting the court to decline jurisdiction and to stay all proceedings on the ground that British Columbia is an inappropriate forum. The motion has been adjourned at the plaintiffs' request to a future date to be set by the parties.

A class action lawsuit against Nortel Networks was also filed in the United States District Court for the Southern District of New York on behalf of shareholders who acquired the securities of JDS Uniphase Corporation ("JDS") between January 18, 2001 and February 15, 2001, alleging violations of the same United States federal securities laws as the above-noted lawsuits.

On July 17, 2002, a new purported class action lawsuit (the "Ontario Claim") was filed in the Ontario Superior Court of Justice, Commercial List, naming Nortel Networks, certain of its current and former officers and directors, and its auditor as defendants. The factual allegations in the Ontario Claim are substantially similar to the allegations in the consolidated amended complaint filed in the United States District Court described above. The Ontario Claim is on behalf of all Canadian residents who purchased Nortel Networks securities (including options on Nortel Networks securities) between October 24, 2000 and February 15, 2001. The plaintiffs claim damages of Canadian $5,000, plus punitive damages in the amount of Canadian $1,000, prejudgment and postjudgment interest, and costs of the action.

On April 1, 2002, Nortel Networks filed a motion to dismiss both the above consolidated United States shareholder class action and the above JDS shareholder class action complaints on the grounds that they failed to state a cause of action under United States federal securities laws. With respect to the JDS shareholder class action complaint, Nortel Networks also moved to dismiss on the separate basis that JDS shareholders lacked standing to sue Nortel Networks. On January 3, 2003, the District Court granted the motion to dismiss the JDS shareholder class action complaint and denied the motion to dismiss the consolidated United States class action complaint.

A purported class action lawsuit was filed in the United States District Court for the Middle District of Tennessee on December 21, 2001, on behalf of participants and beneficiaries of the Nortel Networks Long-Term Investment Plan (the "Plan") at any time during the period of March 7, 2000 through the filing date and who made or maintained Plan investments in Nortel Networks common shares, under the Employee Retirement Income Security Act for Plan-wide relief and alleging, among other things, material misrepresentations and omissions to induce Plan participants to continue to invest in and maintain investments in Nortel Networks common shares in the Plan. A second purported class action lawsuit, on behalf of the Plan and Plan participants for whose individual accounts the Plan purchased Nortel Networks common shares during the period for October 27, 2000 to February 15, 2001, and making similar allegations was filed in the same court on March 12, 2002. A third purported class action lawsuit, on behalf of persons who are or were Plan participants or beneficiaries at any time since March 1, 1999 to the filing date, and making similar allegations, was filed in the same court on March 21, 2002. The first and second purported class action lawsuits were consolidated by a new purported class action complaint, filed on May 15, 2002 in the same court and making similar allegations, on behalf of Plan participants and beneficiaries who directed the Plan to purchase or hold shares of certain funds, which held primarily Nortel Networks common shares, during the period of March 7, 2000 through December 21, 2000. On September 24, 2002, plaintiffs in the consolidated action filed a motion to consolidate all the actions and to transfer them to the United States District Court for the Southern District of New York. The Plaintiff then filed a motion to withdraw the pending motion to consolidate and transfer. The withdrawal was granted by the District Court on December 30, 2002.

On February 12, 2001, Nortel Networks Inc., an indirect subsidiary of Nortel Networks, was served with a consolidated amended class action complaint (the "First Complaint") that purported to add Nortel Networks as a defendant to a lawsuit commenced in July 2000 against Entrust, Inc. (formerly Entrust Technologies, Inc.) ("Entrust") and two of its then current officers in the United States District Court for the Eastern District of Texas (Marshall Division) (the "District Court"). The First Complaint alleges that Entrust, two officers of Entrust, and Nortel Networks violated the Securities Exchange Act of 1934 with respect to certain statements made by Entrust. Nortel Networks is alleged to be a controlling person of Entrust. On April 6, 2001, Nortel Networks filed a motion to dismiss the First Complaint. On July 31, 2001, the First Complaint was dismissed without prejudice. On August 31, 2001, the plaintiffs filed a second amended class action complaint (the "Second Complaint") against the same defendants asserting claims substantively similar to those in the First Complaint. On September 21, 2001, Nortel Networks filed a motion to dismiss the Second Complaint. The motion was granted by the District Court on September 30, 2002, and the Second Complaint was dismissed without leave to amend. Plaintiffs have not appealed the decision of the District Court.

On March 4, 1997, Bay Networks, Inc. ("Bay Networks"), a company acquired on August 31, 1998, announced that shareholders had filed two separate lawsuits in the United States District Court for the Northern District of California (the "Federal Court") and the California Superior Court, County of Santa Clara (the "California Court"), against Bay Networks and ten of Bay Networks' then current and former officers and directors purportedly on behalf of a class of shareholders who purchased Bay Networks' common shares during the period of May 1, 1995 through October 14, 1996. On August 17, 2000, the Federal Court granted the defendants' motion to dismiss the federal complaint. On August 1, 2001, the United States Court of Appeals for the Ninth Circuit denied the plaintiffs' appeal of that decision. On April 18, 1997, a second lawsuit was filed in the California Court, purportedly on behalf of a class of shareholders who acquired Bay Networks' common shares pursuant to the registration statement and prospectus that became effective on November 15, 1995. The two actions in the California Court were consolidated in April 1998; however, the California Court denied the plaintiffs' motion for class certification. In January 2000, the California Court of Appeal rejected the plaintiffs' appeal of the decision. A petition for review was filed with the California Supreme Court by the plaintiffs and was denied. In February 2000, new plaintiffs who allege to have been shareholders of Bay Networks during the relevant periods, filed a motion for intervention in the California Court seeking to become the representatives of a class of shareholders. The motion was granted on June 8, 2001 and the new plaintiffs filed their complaint-in-intervention on an individual and purported class representative basis alleging misrepresentations made in connection with the purchase and sale of securities of Bay Networks in violation of California statutory and common law. On March 11, 2002, the California Court granted the defendants' motion to strike the class allegations. The plaintiffs were permitted to proceed on their individual claims. The intervenor-plaintiffs are appealing the dismissal of their class allegations.

Except as otherwise described herein, in each of the matters described above, plaintiffs are seeking an unspecified amount of monetary damages.

Nortel Networks is also a defendant in various other suits, claims, proceedings and investigations which arise in the normal course of business.

Nortel Networks is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact of the above matters which, unless specified, seek damages of material or indeterminate amounts. Nortel Networks cannot determine whether these actions, suits, claims and proceedings, will, individually or collectively, have a material adverse effect on the business, results of operations and financial condition of Nortel Networks. Nortel Networks and any named directors and officers of Nortel Networks intend to vigorously defend these actions, suits, claims and proceedings.

Environmental matters

Nortel Networks manufacturing and research operations are subject to a wide range of environmental protection laws in various jurisdictions around the world. Nortel Networks seeks to operate its business in compliance with such laws, and has a corporate environmental management system standard to promote such compliance. Moreover, Nortel Networks has a periodic, risk-based, integrated environment, health and safety audit program.

Nortel Networks environmental program focuses its activities on design for the environment, supply chain and packaging reduction issues. Nortel Networks works with its suppliers and other external groups to encourage the sharing of non-proprietary information on environmental research.

Nortel Networks is exposed to liabilities and compliance costs arising from its past and current generation, management and disposal of hazardous substances and wastes. At December 31, 2002, the accruals on the accompanying consolidated balance sheets for environmental matters were $30. Based on information available as at December 31, 2002, management believes that the existing accruals are sufficient to satisfy probable and reasonably estimable environmental liabilities related to known environmental matters. Any additional liability that may result from these matters, and any additional liabilities that may result in connection with other locations currently under investigation, are not expected to have a material adverse effect on the business, results of operations and financial condition of Nortel Networks.

Nortel Networks has remedial activities under way at 12 sites which are either currently or previously owned or occupied facilities. An estimate of Nortel Networks anticipated remediation costs associated with all such sites, to the extent probable and reasonably estimable, is included in the environmental accruals referred to above in an approximate amount of $29.

Nortel Networks is also listed as a potentially responsible party ("PRP") under the United States Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") at five Superfund sites in the United States. An estimate of Nortel Networks share of the anticipated remediation costs associated with such Superfund sites is expected to be de minimis and is included in the environmental accruals of $30 referred to above.

Liability under CERCLA may be imposed on a joint and several basis, without regard to the extent of Nortel Networks involvement. In addition, the accuracy of Nortel Networks estimate of environmental liability is affected by several uncertainties such as additional requirements which may be identified in connection with remedial activities, the complexity and evolution of environmental laws and regulations, and the identification of presently unknown remediation requirements. Consequently, Nortel Networks liability could be greater than its current estimate.

21. Subsequent events

On February 14, 2003, Nortel Networks announced that NNL entered into an agreement with Export Development Canada ("EDC") regarding arrangements to provide for support, on a secured basis, of certain obligations arising out of normal course business activities, including letters of credit, letters of guarantee, indemnity arrangements, performance bonds, surety bonds, receivables sales, securitizations and similar instruments issued or entered into for the benefit of Nortel Networks (the "EDC Support Facility").

The EDC Support Facility provides for up to $750 in support and is comprised of (i) up to $300 of committed support for performance bonds or similar instruments (within certain parameters); (ii) up to $150 of uncommitted support for receivables sales and/or securitizations; and (iii) up to $300 of additional uncommitted support for performance bonds and receivable sales and/or securitizations.

Nortel Networks obligations under the EDC Support Facility are secured on an equal basis under the existing security agreements entered into by NNL and various of its subsidiaries that pledge substantially all of the assets of NNL in favor of the lenders under NNL's and NNI's $750 April 2000 five year syndicated credit facilities and the holders of Nortel Networks public debt (see note 22).

22. Supplemental consolidating financial information

As a result of NNL's current credit ratings, various liens, pledges, and guarantees are effective under certain credit and security agreements entered into by NNL and various of its subsidiaries and will remain effective, notwithstanding the expiration of the $1,510 December 2001 364-day syndicated credit facilities. In addition, in accordance with the covenants in the trust indentures for all Nortel Networks current consolidated public debt securities, which represent primarily all of Nortel Networks consolidated long-term debt at December 31, 2002, all such public debt securities are also secured equally and ratably with the obligations under NNL's and NNI's credit facilities by liens on substantially all of the assets of NNL and those of most of its United States and Canadian subsidiaries and by pledges of shares in certain of NNL's other subsidiaries. In addition, certain of NNL's wholly owned subsidiaries have guaranteed NNL's obligations under the credit and support facilities and outstanding public debt securities (the "Guarantor Subsidiaries"). Non-guarantor subsidiaries (the "Non-Guarantor Subsidiaries") represent either wholly owned subsidiaries of Nortel Networks whose shares have been pledged, or are the remaining subsidiaries of Nortel Networks which are not providing liens, pledges, or guarantees. Nortel Networks obligations under the EDC Support Facility are also secured on an equal basis under the security agreements (see note 21).

If NNL's senior long-term debt rating by Moody's returns to Baa2 (with a stable outlook) and its rating by Standard & Poor's returns to BBB (with a stable outlook), the security will be released in full. If both the $750 April 2000 five year syndicated credit facilities and the EDC Support Facility are terminated or expire, the security will also be released in full. NNL may provide EDC with cash collateral (or any other alternative collateral acceptable to EDC), in an amount equal to the total amount of our outstanding obligations and undrawn commitments and expenses under the EDC Support Facility, in lieu of the security provided under the security agreements.

The following supplemental consolidating financial data illustrates, in separate columns, the composition of Nortel Networks Corporation, NNL, the Guarantor Subsidiaries, the Non-Guarantor Subsidiaries, eliminations and the consolidated total as at, and for the years ending, December 31, 2002, 2001 and 2000.

Investments in subsidiaries are accounted for by the equity method for purposes of the supplemental consolidating financial data. Net earnings (loss) of subsidiaries are, therefore reflected in the investment account and net loss. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions. The financial data may not necessarily be indicative of the results of operations or financial position had the subsidiaries been operated as independent entities.

Supplemental Consolidating Statements of Operations for the year ended December 31, 2002:

(millions of U.S. dollars)	Nortel Networks Corporation	Nortel Networks Limited	Guarantor subsidiaries	Non-Guarantor subsidiaries	Elimination	Total
Revenues	$ –	$ 3,050	$ 7,842	$ 2,900	$ (3,232)	$ 10,560
Cost of revenues	–	2,678	5,184	2,323	(3,232)	6,953
Gross profit	–	372	2,658	577	–	3,607
Selling, general and administrative expense (excluding stock option compensation)	–	573	1,858	244	–	2,675
Research and development expense	–	903	1,013	314	–	2,230
Amortization of acquired technology	–	–	20	137	–	157
Stock option compensation	–	–	–	91	–	91
Special charges						
Goodwill impairment	–	121	60	414	–	595
Other special charges	–	253	1,091	359	–	1,703
Gain on sale of businesses	–	(2)	(21)	(17)	–	(40)
Operating loss	–	(1,476)	(1,363)	(965)	–	(3,804)
Equity in net loss of associated companies	(4,027)	(2,166)	(373)	(12)	6,569	(9)
Other income (expense) – net	528	(30)	54	1	(547)	6
Interest expense						
Long-term debt	(84)	(104)	–	(27)	–	(215)
Other	–	–	(23)	(18)	–	(41)
Loss from continuing operations before income taxes	(3,583)	(3,776)	(1,705)	(1,021)	6,022	(4,063)
Income tax benefit (provision)	(2)	212	106	162	–	478
Net loss from continuing operations	(3,585)	(3,564)	(1,599)	(859)	6,022	(3,585)
Net loss from discontinued operations – net of tax	–	–	–	–	–	–
Net loss	$ (3,585)	$ (3,564)	$ (1,599)	$ (859)	$ 6,022	$ (3,585)

Supplemental Consolidating Statements of Operations for the year ended December 31, 2001:

(millions of U.S. dollars)	Nortel Networks Corporation	Nortel Networks Limited	Guarantor subsidiaries	Non-Guarantor subsidiaries	Elimination	Total
Revenues	$ –	$ 5,072	$ 12,813	$ 4,948	$ (5,322)	$ 17,511
Cost of revenues	–	4,625	10,669	4,195	(5,322)	14,167
Gross profit	–	447	2,144	753	–	3,344
Selling, general and administrative expense (excluding stock option compensation)	(21)	775	4,137	1,020	–	5,911
Research and development expense	–	1,152	1,651	421	–	3,224
In-process research and development expense	–	–	–	15	–	15
Amortization of intangibles						
Acquired technology	–	–	574	233	–	807
Goodwill	–	22	1,561	2,565	–	4,148
Stock option compensation	–	–	–	109	–	109
Special charges						
Goodwill impairment	–	–	1,008	11,113	–	12,121
Other special charges	–	595	2,056	1,009	–	3,660
Loss (gain) on sale of businesses	–	(10)	(109)	231	–	112
Operating earnings (loss)	21	(2,087)	(8,734)	(15,963)	–	(26,763)
Equity in net earnings (loss) of associated companies	(24,276)	(11,595)	(4,861)	6	40,592	(134)
Other income (expense) – net	(2)	429	(369)	(2)	(407)	(351)
Interest expense						
Long-term debt	(32)	(136)	3	(31)	–	(196)
Other	1	(34)	(71)	(11)	–	(115)
Loss from continuing operations before income taxes	(24,288)	(13,423)	(14,032)	(16,001)	40,185	(27,559)
Income tax benefit (provision)	(4)	1,868	712	676	–	3,252
Net loss from continuing operations	(24,292)	(11,555)	(13,320)	(15,325)	40,185	(24,307)
Net loss from discontinued operations – net of tax	(3,010)	(2,538)	(1,650)	(472)	4,660	(3,010)
Net loss before cumulative effect of accounting change	(27,302)	(14,093)	(14,970)	(15,797)	44,845	(27,317)
Cumulative effect of accounting change – net of tax of $9	–	15	–	–	–	15
Net loss	$ (27,302)	$ (14,078)	$ (14,970)	$ (15,797)	$ 44,845	$ (27,302)

Supplemental Consolidating Statements of Operations for the year ended December 31, 2000:

(millions of U.S. dollars)	Nortel Networks Corporation[(a)]	Nortel Networks Limited	Guarantor subsidiaries	Non-Guarantor subsidiaries	Elimination	Total
Revenues	$ –	$ 8,976	$ 22,672	$ 6,296	$ (9,996)	$ 27,948
Cost of revenues	–	7,738	12,879	4,493	(9,996)	15,114
Gross profit	–	1,238	9,793	1,803	–	12,834
Selling, general and administrative expense (excluding stock option compensation)	–	802	3,791	823	–	5,416
Research and development expense	–	329	3,036	268	–	3,633
In-process research and development expense	–	–	64	1,351	–	1,415
Amortization of intangibles						
Acquired technology	–	–	789	63	–	852
Goodwill	–	19	1,716	1,985	–	3,720
Stock option compensation	–	96	3	35	–	134
Special charges						
Goodwill impairment	–	–	–	133	–	133
Other special charges	–	9	116	9	–	134
Loss (gain) on sale of businesses	–	(228)	42	12	–	(174)
Operating earnings (loss)	–	211	236	(2,876)	–	(2,429)
Equity in net loss of associated companies	(2,153)	(1,278)	(95)	(62)	3,559	(29)
Other income (expense) – net	–	470	293	77	(31)	809
Interest expense						
Long-term debt	–	(54)	2	(34)	–	(86)
Other	–	6	(39)	(50)	–	(83)
Earnings (loss) from continuing operations before income taxes	(2,153)	(645)	397	(2,945)	3,528	(1,818)
Income tax provision	–	(226)	(741)	(210)	–	(1,177)
Net loss from continuing operations	(2,153)	(871)	(344)	(3,155)	3,528	(2,995)
Net loss from discontinued operations – net of tax	(341)	(414)	(269)	(61)	610	(475)
Net loss	$ (2,494)	$ (1,285)	$ (613)	$ (3,216)	$ 4,138	$ (3,470)

(a) Results of operations are for the seven month period from May 1, 2000 to December 31, 2000.

Supplemental Consolidating Balance Sheets as at December 31, 2002:

(millions of U.S. dollars)	Nortel Networks Corporation	Nortel Networks Limited	Guarantor subsidiaries	Non-Guarantor subsidiaries	Elimination	Total
ASSETS						
Current assets						
Cash and cash equivalents	$ 35	$ 251	$ 2,452	$ 1,123	$ –	$ 3,861
Restricted cash and cash equivalents	–	6	176	67	–	249
Accounts receivable – net	–	316	1,189	403	–	1,908
Intercompany/related party accounts receivable	–	4,200	976	724	(5,898)	2
Inventories – net	–	515	211	163	–	889
Income taxes recoverable	–	3	46	9	–	58
Deferred income taxes – net	12	178	615	(14)	–	791
Other current assets	–	108	289	98	–	495
Current assets of discontinued operations	–	74	138	11	–	223
Total current assets	47	5,651	6,092	2,584	(5,898)	8,476
Investments at cost and associated companies at equity	4,026	707	(7,679)	118	3,074	246
Plant and equipment – net	–	399	741	304	–	1,444
Goodwill	–	–	1,956	245	–	2,201
Intangible assets – net	–	–	–	98	–	98
Deferred income taxes – net	(27)	1,143	1,582	25	–	2,723
Other assets	36	472	1,271	551	(1,547)	783
Total assets	$ 4,082	$ 8,372	$ 3,963	$ 3,925	$ (4,371)	$ 15,971
LIABILITIES AND SHAREHOLDERS' EQUITY						
Current liabilities						
Notes payable	$ –	$ 2	$ 3	$ 95	$ –	$ 100
Trade and other accounts payable	1	400	429	72	–	902
Intercompany/related party accounts payable	287	–	3,336	2,275	(5,898)	–
Payroll and benefit-related liabilities	–	32	397	92	–	521
Contractual liabilities	–	107	932	508	–	1,547
Restructuring	–	183	415	187	–	785
Other accrued liabilities	40	641	1,768	445	–	2,894
Long-term debt due within one year	–	174	8	51	–	233
Total current liabilities	328	1,539	7,288	3,725	(5,898)	6,982
Long-term debt	1,800	1,603	3	313	–	3,719
Deferred income taxes – net	(6)	263	95	(8)	–	344
Other liabilities	–	814	1,761	1,324	(1,547)	2,352
Minority interest in subsidiary companies	–	–	–	78	536	614
	2,122	4,219	9,147	5,432	(6,909)	14,011
SHAREHOLDERS' EQUITY						
Preferred shares	–	536	342	46	(924)	–
Common shares	33,587	1,211	6,061	1,744	(9,016)	33,587
Additional paid-in capital	3,734	21,991	1,551	19,993	(43,535)	3,734
Deferred stock option compensation	(96)	–	–	(105)	105	(96)
Deficit	(33,736)	(18,092)	(13,753)	(23,045)	54,890	(33,736)
Accumulated other comprehensive income (loss)	(1,529)	(1,493)	615	(140)	1,018	(1,529)
Total shareholders' equity	1,960	4,153	(5,184)	(1,507)	2,538	1,960
Total liabilities and shareholders' equity	$ 4,082	$ 8,372	$ 3,963	$ 3,925	$ (4,371)	$ 15,971

Supplemental Consolidating Balance Sheets as at December 31, 2001:

(millions of U.S. dollars)	Nortel Networks Corporation	Nortel Networks Limited	Guarantor subsidiaries	Non-Guarantor subsidiaries	Elimination	Total
ASSETS						
Current assets						
Cash and cash equivalents	$ 18	$ (41)	$ 2,340	$ 1,196	$ –	$ 3,513
Accounts receivable – net	–	409	2,032	482	–	2,923
Intercompany/related party accounts receivable	–	4,952	1,054	637	(6,643)	–
Inventories – net	–	810	511	258	–	1,579
Income taxes recoverable	–	343	442	11	–	796
Deferred income taxes – net	–	287	1,080	19	–	1,386
Other current assets	–	107	563	187	–	857
Current assets of discontinued operations	–	244	454	10	–	708
Total current assets	18	7,111	8,476	2,800	(6,643)	11,762
Investments at cost and associated companies at equity	6,479	2,543	(8,097)	516	(1,188)	253
Plant and equipment – net	–	705	1,353	513	–	2,571
Goodwill	–	31	2,117	662	–	2,810
Intangible assets – net	–	–	20	265	–	285
Deferred income taxes – net	5	436	1,578	58	–	2,077
Other assets	212	456	1,575	765	(1,629)	1,379
Total assets	$ 6,714	$ 11,282	$ 7,022	$ 5,579	$ (9,460)	$ 21,137
LIABILITIES AND SHAREHOLDERS' EQUITY						
Current liabilities						
Notes payable	$ –	$ 2	$ 168	$ 256	$ –	$ 426
Trade and other accounts payable	6	332	782	258	–	1,378
Intercompany/related party accounts payable	54	163	3,471	2,955	(6,643)	–
Payroll and benefit-related liabilities	–	63	449	124	–	636
Contractual liabilities	–	177	1,178	491	–	1,846
Restructuring	–	235	546	91	–	872
Other accrued liabilities	30	1,117	2,317	451	–	3,915
Long-term debt due within one year	–	313	63	8	–	384
Total current liabilities	90	2,402	8,974	4,634	(6,643)	9,457
Long-term debt	1,800	1,928	8	358	–	4,094
Deferred income taxes – net	–	360	100	58	–	518
Other liabilities	–	619	1,235	1,382	(1,629)	1,607
Minority interest in subsidiary companies	–	–	–	101	536	637
	1,890	5,309	10,317	6,533	(7,736)	16,313
SHAREHOLDERS' EQUITY						
Preferred shares	–	536	365	47	(948)	–
Common shares	32,899	2,111	950	1,149	(4,210)	32,899
Additional paid-in capital	3,257	18,797	6,043	20,167	(45,007)	3,257
Deferred stock option compensation	(205)	–	–	(214)	214	(205)
Deficit	(30,151)	(14,507)	(11,605)	(22,012)	48,124	(30,151)
Accumulated other comprehensive income (loss)	(976)	(964)	952	(91)	103	(976)
Total shareholders' equity	4,824	5,973	(3,295)	(954)	(1,724)	4,824
Total liabilities and shareholders' equity	$ 6,714	$ 11,282	$ 7,022	$ 5,579	$ (9,460)	$ 21,137

Supplemental Consolidating Statements of Cash Flows for the year ended December 31, 2002:

(millions of U.S. dollars)	Nortel Networks Corporation	Nortel Networks Limited	Guarantor subsidiaries	Non-Guarantor subsidiaries	Elimination	Total
Cash flows from (used in) operating activities						
Net loss from continuing operations	$ (3,585)	$ (3,564)	$ (1,599)	$ (859)	$ 6,022	$ (3,585)
Adjustments to reconcile net loss from (used in) continuing operations to net cash from operating activities, net of effects from acquisitions and divestitures of businesses						
Amortization and depreciation	–	86	406	213	–	705
Non-cash portion of special charges and related asset write downs	–	214	541	489	–	1,244
Equity in net loss of associated companies	4,027	2,166	373	12	(6,569)	9
Stock option compensation	–	–	–	91	–	91
Deferred income taxes	14	(692)	596	(3)	–	(85)
Other liabilities	–	(1)	30	(17)	–	12
Gain on repurchases of outstanding debt	–	(60)	–	–	–	(60)
(Gain) loss on sale of investments and businesses	–	(2)	8	(17)	–	(11)
Other – net	57	250	110	30	–	447
Change in operating assets and liabilities						
Accounts receivable	–	67	759	182	–	1,008
Inventories	–	286	308	93	–	687
Income taxes	–	343	404	(53)	–	694
Accounts payable and accrued liabilities	5	(579)	(1,253)	215	–	(1,612)
Other operating assets and liabilities	(39)	(136)	32	10	–	(133)
Intercompany/related party activity	339	(66)	(27)	(246)	–	–
Net cash from (used in) operating activities	818	(1,688)	688	140	(547)	(589)
Cash flows from (used in) investing activities						
Expenditures for plant and equipment	–	(52)	(239)	(44)	–	(335)
Proceeds on disposals of plant and equipment	–	16	220	–	–	236
Increase in restricted cash and cash equivalents	–	(17)	(148)	(66)	–	(231)
Increase in long-term receivables	–	45	(190)	(122)	–	(267)
Decrease in long-term receivables	–	25	180	97	–	302
Acquisitions of investments and businesses – net of cash acquired	–	(5)	(24)	–	–	(29)
Proceeds on sale of investments and businesses	–	23	33	48	–	104
Investments in subsidiaries	(2,287)	–	–	–	2,287	–
Net cash from (used in) investing activities	(2,287)	35	(168)	(87)	2,287	(220)
Cash flows from (used in) financing activities						
Dividends on common and preferred shares	–	(22)	–	–	22	–
Increase in notes payable – net	–	–	(159)	(159)	–	(318)
Proceeds from long-term debt	–	–	1	32	–	33
Repayments of long-term debt	–	(460)	(5)	(13)	–	(478)
Decrease in capital leases payable	–	(3)	(6)	(1)	–	(10)
Issuance of common shares	863	2,287	–	–	(2,287)	863
Issuance of prepaid forward purchase contracts	623	–	–	–	–	623
Stock option fair value increment	–	–	(525)	–	525	–
Net cash from (used in) financing activities	1,486	1,802	(694)	(141)	(1,740)	713
Effect of foreign exchange rate changes on cash and cash equivalents	–	13	45	16	–	74
Net cash from (used in) continuing operations	17	162	(129)	(72)	–	(22)
Net cash from (used in) discontinued operations	–	130	241	(1)	–	370
Net increase (decrease) in cash and cash equivalents	**17**	**292**	**112**	**(73)**	**–**	**348**
Cash and cash equivalents at beginning of year – net	18	(41)	2,340	1,196	–	3,513
Cash and cash equivalents at end of year – net	**$ 35**	**$ 251**	**$ 2,452**	**$ 1,123**	**$ –**	**$ 3,861**

Supplemental Consolidating Statements of Cash Flows for the year ended December 31, 2001:

(millions of U.S. dollars)	Nortel Networks Corporation	Nortel Networks Limited	Guarantor subsidiaries	Non-Guarantor subsidiaries	Elimination	Total
Cash flows from (used in) operating activities						
Net loss from continuing operations	$ (24,292)	$ (11,555)	$ (13,320)	$ (15,325)	$ 40,185	$ (24,307)
Adjustments to reconcile net loss from (used in) continuing operations to net cash from operating activities, net of effects from acquisitions and divestitures of businesses:						
Amortization and depreciation	–	186	2,608	2,905	–	5,699
In-process research and development expense	–	–	–	15	–	15
Non-cash portion of special charges and related asset write downs	–	96	1,475	11,913	–	13,484
Equity in net loss of associated companies	24,276	11,595	4,861	(6)	(40,592)	134
Stock option compensation	–	–	–	109	–	109
Deferred income taxes	(5)	(1,055)	(1,684)	(190)	–	(2,934)
Other liabilities	–	(4)	105	(23)	–	78
Gain on sale of investments and businesses	–	69	214	197	–	480
Other – net	–	72	410	(606)	–	(124)
Change in operating assets and liabilities:						
Accounts receivable	–	883	3,492	1,197	–	5,572
Inventories	–	252	1,422	363	–	2,037
Income taxes	–	(446)	(494)	(19)	–	(959)
Accounts payable and accrued liabilities	(120)	142	615	(17)	–	620
Other operating assets and liabilities	7	(84)	406	192	–	521
Intercompany/related party activity	153	(2,539)	1,788	218	380	–
Net cash from (used in) operating activities	19	(2,388)	1,898	923	(27)	425
Cash flows from (used in) investing activities						
Expenditures for plant and equipment	–	(315)	(833)	(152)	–	(1,300)
Proceeds on disposals of plant and equipment	–	23	185	–	–	208
Increase in long-term receivables	–	(174)	(88)	(444)	–	(706)
Decrease in long-term receivables	–	97	207	168	–	472
Acquisitions of investments and businesses – net of cash acquired	–	(13)	(76)	10	–	(79)
Proceeds on sale of investments and businesses	–	6	403	195	–	604
Net cash used in investing activities	–	(376)	(202)	(223)	–	(801)
Cash flows from (used in) financing activities						
Dividends on common and preferred shares	(123)	(27)	–	–	27	(123)
Increase in notes payable – net	–	12	89	39	–	140
Proceeds from long-term debt	1,756	1,500	10	20	–	3,286
Repayments of long-term debt	–	(250)	(12)	(208)	–	(470)
Proceeds from parent	(1,800)	1,800	–	–	–	–
Decrease in capital leases payable	–	(3)	(15)	(5)	–	(23)
Issuance of common shares	146	–	–	–	–	146
Net cash from (used in) financing activities	(21)	3,032	72	(154)	27	2,956
Effect of foreign exchange rate changes on cash and cash equivalents	–	1	(7)	(4)	–	(10)
Net cash from (used in) continuing operations	(2)	269	1,761	542	–	2,570
Net cash used in discontinued operations	–	(237)	(441)	(23)	–	(701)
Net increase (decrease) in cash and cash equivalents	**(2)**	**32**	**1,320**	**519**	**–**	**1,869**
Cash and cash equivalents at beginning of year – net	**20**	**(73)**	**1,020**	**677**	**–**	**1,644**
Cash and cash equivalents at end of year – net	**$ 18**	**$ (41)**	**$ 2,340**	**$ 1,196**	**$ –**	**$ 3,513**

Supplemental Consolidating Statements of Cash Flows for the year ended December 31, 2000:

(millions of U.S. dollars)	Nortel Networks Corporation[a]	Nortel Networks Limited	Guarantor subsidiaries	Non-Guarantor subsidiaries	Elimination	Total
Cash flows from (used in) operating activities						
Net loss from continuing operations	$ (2,153)	$ (871)	$ (344)	$ (3,155)	$ 3,528	$ (2,995)
Adjustments to reconcile net loss from (used in) continuing operations to net cash from operating activities, net of effects from acquisitions and divestitures of businesses:						
Amortization and depreciation	–	227	2,869	2,244	–	5,340
In-process research and development expense	–	–	64	1,351	–	1,415
Non-cash portion of special charges and related asset write downs	–	48	89	–	–	137
Equity in net loss of associated companies	2,153	1,278	95	62	(3,559)	29
Stock option compensation	–	96	3	35	–	134
Deferred income taxes	–	(287)	359	(37)	–	35
Other liabilities	–	16	94	(26)	–	84
Gain on sale of investments and businesses	–	(19)	(1,039)	–	–	(1,058)
Other – net	–	485	184	25	–	694
Change in operating assets and liabilities:						
Accounts receivable	–	(514)	(288)	256	–	(546)
Inventories	–	(239)	(1,159)	(181)	–	(1,579)
Income taxes	–	25	(229)	24	–	(180)
Accounts payable and accrued liabilities	156	646	507	(1,138)	–	171
Other operating assets and liabilities	(2)	(417)	(442)	4	–	(857)
Intercompany/related party activity	(237)	393	(1,231)	1,075	–	–
Net cash from (used in) operating activities	(83)	867	(468)	539	(31)	824
Cash flows from (used in) investing activities						
Expenditures for plant and equipment	–	(426)	(982)	(468)	–	(1,876)
Proceeds on disposals of plant and equipment	–	30	3	–	–	33
Increase in long-term receivables	–	(645)	(905)	(108)	–	(1,658)
Decrease in long-term receivables	–	469	746	85	–	1,300
Acquisitions of investments and businesses – net of cash acquired	–	(95)	(244)	342	–	3
Proceeds on sale of investments and businesses	–	242	1,317	74	–	1,633
Net cash used in investing activities	–	(425)	(65)	(75)	–	(565)
Cash flows from (used in) financing activities						
Dividends on common and preferred shares	(170)	(84)	–	–	31	(223)
Increase in notes payable – net	–	3	26	78	–	107
Proceeds from long-term debt	–	3	82	21	–	106
Repayments of long-term debt	–	(3)	(24)	(43)	–	(70)
Increase (decrease) in capital leases payable	–	(4)	14	(12)	–	(2)
Issuance of common shares	273	206	–	–	–	479
Net cash from financing activities	103	121	98	44	31	397
Effect of foreign exchange rate changes on cash and cash equivalents	–	1	(16)	(10)	–	(25)
Net cash from (used in) continuing operations	20	564	(451)	498	–	631
Net cash used in discontinued operations	–	(617)	(440)	(83)	–	(1,140)
Net increase (decrease) in cash and cash equivalents	**20**	**(53)**	**(891)**	**415**	**–**	**(509)**
Cash and cash equivalents at beginning of period – net	**–**	**(20)**	**1,911**	**262**	**–**	**2,153**
Cash and cash equivalents at end of period – net	**$ 20**	**$ (73)**	**$ 1,020**	**$ 677**	**$ –**	**$ 1,644**

(a) Results of operations are for the seven month period from May 1, 2000 to December 31, 2000.

CONSOLIDATED FIVE-YEAR REVIEW (unaudited)

(millions of U.S. dollars, except per share amounts)	2002	2001	2000	1999	1998
Results of Operations					
Revenues	$ 10,560	$ 17,511	$ 27,948	$ 19,628	$ 16,084
Research and development expense	2,230	3,224	3,633	2,724	2,318
Other income (expense) – net	6	(351)	809	209	169
Income tax benefit (provision)	478	3,252	(1,177)	(576)	(488)
Net loss from continuing operations(1)	(3,585)	(24,307)	(2,995)	(257)	(593)
Net loss from discontinued operations – net of tax	–	(3,010)	(475)	(94)	(689)
Basic loss per common share					
– from continuing operations(1)	(0.93)	(7.62)	(1.01)	(0.10)	(0.26)
– from discontinued operations	–	(0.94)	(0.16)	(0.03)	(0.30)
Basic loss per common share	(0.93)	(8.56)	(1.17)	(0.13)	(0.56)
Diluted loss per common share					
– from continuing operations(1)	(0.93)	(7.62)	(1.01)	(0.10)	(0.26)
– from discontinued operations	–	(0.94)	(0.16)	(0.03)	(0.30)
Diluted loss per common share	(0.93)	(8.56)	(1.17)	(0.13)	(0.56)
Dividends declared per common share	–	0.0375	0.075	0.075	0.075
Financial Position at December 31					
Total assets	$ 15,971	$ 21,137	$ 42,180	$ 24,007	$ 21,828
Long-term debt	3,952	4,478	1,623	1,426	1,529
Minority interest in subsidiary companies	614	637	770	654	700
Common shareholders' equity	1,960	4,824	29,109	13,072	12,190
Book value per common share	0.51	1.50	9.40	4.75	4.60

(1) Included in net loss from continuing operations are the following:

	2002	2001	2000	1999	1998
Acquisition-Related Costs(2)	$ 157	$ 4,928	$ 5,940	$ 2,075	$ 1,809
Stock option compensation	91	109	134	–	–
Loss (gain) on sale of businesses	(40)	112	(174)	(131)	(258)
Special charges	2,298	15,781	269	174	353
Equity in net loss of associated companies	–	119	22	–	–
Other income – net	(60)	–	(682)	(133)	(183)
Net tax impact on above	(129)	(1,254)	(14)	(222)	(66)

(2) In-process research and development expense and the amortization of acquired technology and goodwill from all acquisitions subsequent to July 1998.

QUARTERLY FINANCIAL DATA (unaudited)

(millions of U.S. dollars, except per share amounts)	4th Quarter		3rd Quarter		2nd Quarter		1st Quarter	
	2002	2001	2002	2001	2002	2001	2002	2001
Revenues	$ 2,520	$ 3,456	$ 2,355	$ 3,694	$ 2,773	$ 4,610	$ 2,912	$ 5,751
Gross profit	990	1,039	901	21	958	426	758	1,858
Net loss from continuing operations	(248)	(1,826)	(1,799)	(3,468)	(697)	(16,644)	(841)	(2,369)
Net loss from discontinued operations – net of tax	–	–	–	–	–	(2,784)	–	(226)
Net loss before cumulative effect of accounting change	(248)	(1,826)	(1,799)	(3,468)	(697)	(19,428)	(841)	(2,595)
Cumulative effect of accounting change – net of tax	–	–	–	–	–	–	–	15
Net loss	(248)	(1,826)	(1,799)	(3,468)	(697)	(19,428)	(841)	(2,580)
Basic and diluted loss per common share								
– from continuing operations	(0.06)	(0.57)	(0.42)	(1.08)	(0.20)	(5.21)	(0.26)	(0.75)
– from discontinued operations	–	–	–	–	–	(0.87)	–	(0.07)
Basic and diluted loss per common share	(0.06)	(0.57)	(0.42)	(1.08)	(0.20)	(6.08)	(0.26)	(0.82)
Dividends declared per common share	–	–	–	–	–	0.01875	–	0.01875

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – CANADIAN SUPPLEMENT FOR THE YEAR ENDED DECEMBER 31, 2002

You should read the following Management's Discussion and Analysis of Financial Condition and Results of Operations – Canadian Supplement ("Canadian Supplement") for the year ended December 31, 2002, in conjunction with both our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), which is based on our audited consolidated financial statements, prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"), and our audited consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The following contains forward-looking statements and should be read in conjunction with the factors described in the "Forward-looking statements" section of the MD&A. All dollar amounts in this Canadian Supplement are in millions of United States dollars. Where we say "we", "us", or "our", we mean Nortel Networks Corporation and its subsidiaries.

The Canadian Supplement has been prepared by management to provide an analysis of the impact of material differences between Canadian GAAP and U.S. GAAP on loss from continuing operations before income taxes.

Results of operations

	Years ended December 31, 2002	2001	2000
Revenues			
– Canadian GAAP	$ 10,534	$ 17,531	$ 27,966
– U.S. GAAP	$ 10,560	$ 17,511	$ 27,948
Loss from continuing operations before income taxes			
– Canadian GAAP	$ (4,008)	$ (27,638)	$ (1,656)
– U.S. GAAP	$ (4,063)	$ (27,559)	$ (1,818)

Impact on loss from continuing operations before income taxes

The following discussion outlines the key differences between Canadian GAAP and U.S. GAAP affecting us and the associated impact on our loss from continuing operations before income taxes under Canadian GAAP for the years ended December 31, 2002, 2001 and 2000.

Business combinations

- All of our business combinations were accounted for under the purchase method. Under Canadian GAAP, when common share consideration was involved, the purchase price of our acquisitions was determined based on the common share price for a reasonable period before and after the date the transaction was closed. Under U.S. GAAP, when common share consideration is involved, the purchase price of our acquisitions is determined based on our average common share price for a reasonable period before and after the date the acquisition is announced or the date on which the exchange ratio becomes fixed. As a result, the value assigned to our acquisitions may have varied significantly depending on the length of time between the announcement date and the closing date of the transaction and the volatility of our share price within that time frame. In addition, prior to June 30, 2001, under Canadian GAAP, we recorded assumed stock options from acquisitions at intrinsic value. Under U.S. GAAP, and for acquisitions on or after July 1, 2001 under Canadian GAAP, stock options assumed on acquisitions are recorded at fair value. Effective January 1, 2002 both U.S. and Canadian GAAP have changed the method used in accounting for goodwill from an amortization method to an impairment only method thereby eliminating any impact on earnings (loss) from continuing operations before income tax due to the amortization of goodwill during the period.
- As described in note 6 of the Canadian GAAP audited consolidated financial statements, we recorded goodwill impairment charges during the years ended December 31, 2002 and 2001. These goodwill charges were different under Canadian GAAP compared to U.S. GAAP as a result of the differences in accounting for acquisitions, as described above.
- Under U.S. GAAP, beginning with acquisitions completed subsequent to July 1, 2000, we are required to allocate a portion of the purchase price to deferred compensation related to unvested options held by employees of the companies acquired. This deferred compensation is amortized to net earnings (loss) based on the graded vesting schedule of the option awards. There is no requirement to record deferred compensation in respect of such unvested options under Canadian GAAP.

- Under Canadian GAAP, we are required to capitalize the value assigned to in-process research and development and amortize this value over its estimated useful life. Under U.S. GAAP, this value is written off immediately.

The impact of the above noted differences on the Canadian GAAP loss from continuing operations before income taxes was to reduce the loss from continuing operations before income taxes by $78 for the year ended December 31, 2002; increase the loss from continuing operations before income taxes by $257 for the year ended December 31, 2001; and reduce the loss from continuing operations before income taxes by $4 for the year ended December 31, 2000, compared to the U.S. GAAP loss from continuing operations before income taxes.

Global investment tax credits

Under Canadian GAAP, global investment tax credits are required to be deducted from research and development expense. Under U.S. GAAP, these amounts are required to be deducted from the income tax benefit (provision). The impact of this difference on the Canadian GAAP loss from continuing operations before income taxes was to reduce the loss by $76 for the year ended December 31, 2002; reduce the loss by $154 for the year ended December 31, 2001; and reduce the loss by $151 for the year ended December 31, 2000, compared to the U.S. GAAP loss from continuing operations before income taxes.

Derivative accounting

Under U.S. GAAP, effective January 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), and the corresponding amendments under SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an amendment of SFAS No. 133". Under Canadian GAAP, gains and losses on derivatives that are designated as hedges, and that manage the underlying risks of anticipated transactions are not recorded in loss from continuing operations before income taxes until the underlying firm commitment is recorded in loss from continuing operations before income taxes. The impact of this difference on the Canadian GAAP loss from continuing operations before income taxes was to increase the loss from continuing operations before income taxes by $33 for the year ended December 31, 2002 and reduce the loss from continuing operations before income taxes by $10 for the year ended December 31, 2001 compared to the U.S. GAAP loss from continuing operations before income taxes.

The adoption of SFAS 133 resulted in a one-time after tax reduction of $15 to the U.S. GAAP net loss for the year ended December 31, 2001.

Financial Instruments

Under Canadian GAAP, a financial instrument that contains both a liability and equity component must be allocated to those components based on fair value. As a result, the $1,800 4.25 percent senior notes issued on August 15, 2001, convertible at the holders' option into our common shares, was allocated based on the fair value of the debt component calculated at $1,325, with the residual of $475 being assigned to the equity component. Under Canadian GAAP, the debt component is increased to the face value of the senior notes over the seven-year term of the senior notes, with the resulting charge recorded to interest expense. The impact of this difference on the Canadian GAAP loss from continuing operations before income taxes was to increase the loss by $68 for the year ended December 31, 2002 and to increase the loss by $26 for the year ended December 31, 2001, compared to the U.S. GAAP loss from continuing operations before income taxes.

Under Canadian GAAP a charge is recorded to the deficit to accrete the value of the prepaid forward purchase contracts to their face value over the term of the prepaid forward purchase contracts. This charge was $32 for the year ended December 31, 2002. The net earnings (loss) used in the calculation of the basic loss per common share is adjusted for this accretion amount.

Disclosure of subsidiary guarantees of debt of the parent

U.S. GAAP requires supplemental consolidating statements of operations, balance sheets and statements of cash flows combining the results and financial condition of the parent, any subsidiary issuers of public debt, guarantor subsidiaries, and non-guarantor subsidiaries. Canadian GAAP does not have similar disclosure requirements. See note 22 to the U.S. GAAP audited consolidated financial statements for this additional financial information related to our subsidiaries providing guarantees in respect of our outstanding public debt.

MANAGEMENT'S REPORT

The accompanying consolidated financial statements of Nortel Networks Corporation and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include certain amounts that are based on best estimates and judgments. Financial information in accordance with Canadian generally accepted accounting principles used elsewhere in the annual report is consistent with these consolidated financial statements. Management has also prepared consolidated financial statements for Nortel Networks Corporation in accordance with accounting principles generally accepted in the United States of America, and these consolidated financial statements have also been provided to shareholders.

Management, in discharging its responsibility for the integrity and objectivity of the consolidated financial statements, has developed and maintained a system of internal controls and supports an extensive program of internal audits. Management believes the internal controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of the consolidated financial statements, and that assets are properly accounted for and safeguarded. The internal control process includes management's communication to employees of policies that govern ethical business conduct.

The Board of Directors carries out its responsibility for the consolidated financial statements in this annual report principally through its Audit Committee, consisting solely of outside directors. The Audit Committee reviews Nortel Networks Corporations's annual consolidated financial statements and recommends them to the Board of Directors for approval. The shareholders' auditors have full access to the Audit Committee, with and without management being present.

The shareholders' auditors, Deloitte & Touche LLP, Chartered Accountants, have performed an independent audit of the consolidated financial statements and their report follows.

Frank A. Dunn
President and Chief Executive Officer

Douglas C. Beatty
Chief Financial Officer

Toronto, Canada
March 10, 2003

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Nortel Networks Corporation

We have audited the accompanying consolidated balance sheets of Nortel Networks Corporation and its subsidiaries ("Nortel Networks") as at December 31, 2002 and 2001 and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of Nortel Networks management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Nortel Networks as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

On February 10, 2003, except for note 21, which is as of February 14, 2003, we reported separately to the shareholders of Nortel Networks on consolidated financial statements for the same periods, audited in accordance with auditing standards generally accepted in the United States of America and prepared in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Chartered Accountants

Toronto, Canada
February 10, 2003 except for note 20, which is as of February 14, 2003

NORTEL NETWORKS CORPORATION
Consolidated Statements of Operations for the years ended December 31

(millions of U.S. dollars, except per share amounts)	2002	2001	2000
Revenues	$ 10,534	$ 17,531	$ 27,966
Cost of revenues	6,960	14,170	15,124
Gross profit	3,574	3,361	12,842
Selling, general and administrative expense	2,667	5,880	5,421
Research and development expense (note 4)	2,154	3,070	3,482
In-process research and development expense	–	216	1,250
Amortization of intangibles			
Acquired technology	153	803	852
Goodwill (note 3)	–	3,929	3,916
Stock option compensation	–	–	99
Special charges (note 6)			
Goodwill impairment	621	12,485	133
Other special charges	1,692	3,684	136
(Gain) loss on sale of businesses	(34)	112	(174)
Operating loss	(3,679)	(26,818)	(2,273)
Equity in net loss of associated companies	(11)	(135)	(30)
Other income (expense) – net (note 4)	6	(348)	816
Interest expense			
Long-term debt (note 10)	(283)	(222)	(86)
Other	(41)	(115)	(83)
Loss from continuing operations before income taxes	(4,008)	(27,638)	(1,656)
Income tax benefit (provision) (note 7)	473	3,164	(883)
Net loss from continuing operations	(3,535)	(24,474)	(2,539)
Net loss from discontinued operations – net of tax (note 17)	–	(2,972)	(418)
Net loss	$ (3,535)	$ (27,446)	$ (2,957)
Basic and diluted loss per common share (note 15)			
– from continuing operations	$ (0.93)	$ (7.67)	$ (0.86)
– from discontinued operations	–	(0.93)	(0.14)
Basic and diluted loss per common share	$ (0.93)	$ (8.60)	$ (1.00)
Dividends declared per common share	–	$ 0.0375	$ 0.0750

On behalf of the Board of Directors

Lynton R. Wilson
Director

John E. Cleghorn
Director

The accompanying notes are an integral part of these consolidated financial statements

NORTEL NETWORKS CORPORATION
Consolidated Balance Sheets as at December 31

(millions of U.S. dollars)	2002	2001
ASSETS		
Current assets		
Cash and cash equivalents (note 4)	$ 3,864	$ 3,523
Restricted cash and cash equivalents	249	–
Accounts receivable (less provisions of $477 for 2002, $659 for 2001)	1,911	2,926
Inventories – net (note 4)	889	1,586
Income taxes recoverable	58	796
Future income taxes – net (note 7)	799	1,386
Other current assets	496	858
Current assets of discontinued operations (note 17)	223	708
Total current assets	8,489	11,783
Investments at cost and associated companies at equity	224	243
Plant and equipment – net (note 4)	1,444	2,573
Goodwill (note 4)	1,292	1,933
Intangible assets – net (note 4)	98	272
Future income taxes – net (note 7)	2,578	2,071
Other assets	693	1,376
Total assets	$ 14,818	$ 20,251
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Notes payable	$ 100	$ 429
Trade and other accounts payable	893	1,375
Payroll and benefit-related liabilities	521	638
Contractual liabilities	1,549	1,848
Restructuring (note 6)	785	872
Other accrued liabilities (note 4)	2,895	3,926
Long-term debt due within one year (note 10)	233	384
Total current liabilities	6,976	9,472
Long-term debt (note 10)	3,256	3,624
Future income taxes – net (note 7)	342	623
Other liabilities	1,507	1,464
Minority interest in subsidiary companies	614	637
	12,695	15,820
Guarantees, commitments and contingencies (notes 12 and 19)		
SHAREHOLDERS' EQUITY		
Common shares, without par value – Authorized shares: unlimited; Issued and outstanding shares: 3,850,284,146 for 2002 and 3,213,742,169 for 2001 (note 14)	32,731	32,053
Contributed surplus	2,433	2,548
Deficit	(33,305)	(29,738)
Foreign currency translation adjustment	(866)	(907)
Equity component of convertible senior notes (note 10)	475	475
Prepaid forward purchase contracts (note 14)	655	–
Total shareholders' equity	2,123	4,431
Total liabilities and shareholders' equity	$ 14,818	$ 20,251

The accompanying notes are an integral part of these consolidated financial statements

NORTEL NETWORKS CORPORATION
Consolidated Statements of Shareholders' Equity

(millions of U.S. dollars)	2002	2001	2000
Common shares			
Balance at the beginning of the year	$ 32,053	$ 28,659	$ 10,077
Common shares issued – net	564	207	479
Common shares issued for acquisitions	(13)	2,797	17,450
Intrinsic value and costs associated with assumed options and stock purchase plan	127	390	653
Balance at the end of the year	$ 32,731	$ 32,053	$ 28,659
Contributed surplus			
Balance at the beginning of the year	$ 2,548	$ 2,852	$ 135
Adoption of new accounting standards (note 3)	–	–	309
Acquisitions	–	–	2,532
Intrinsic value and costs associated with assumed options and stock purchase plan	(127)	(390)	(670)
Stock option compensation and other	(1)	(19)	99
Tax benefit associated with stock options	13	105	447
Balance at the end of the year	$ 2,433	$ 2,548	$ 2,852
Retained earnings (deficit)			
Balance at the beginning of the year	$ (29,738)	$ (2,169)	$ 2,156
Adoption of new accounting standards (note 3)	–	–	(1,145)
Net loss	(3,535)	(27,446)	(2,957)
Dividends on common shares	–	(123)	(223)
Accretion of prepaid forward purchase contracts	(32)	–	–
Balance at the end of the year	$ (33,305)	$ (29,738)	$ (2,169)
Foreign currency translation adjustment			
Balance at the beginning of the year	$ (907)	$ (582)	$ (459)
Translation of self sustaining operations	41	(325)	(225)
Impact of foreign currency hedges	–	–	102
Balance at the end of the year	$ (866)	$ (907)	$ (582)
Equity component of convertible debt			
Balance at the beginning of the year	$ 475	$ –	$ –
Issuance of convertible debt	–	475	–
Balance at the end of the year	$ 475	$ 475	$ –
Prepaid forward purchase contracts			
Balance at the beginning of the year	$ –	$ –	$ –
Issuance of prepaid forward purchase contracts	623	–	–
Accretion of prepaid forward purchase contracts	32	–	–
Balance at the end of the year	$ 655	$ –	$ –
Total shareholders' equity	$ 2,123	$ 4,431	$ 28,760

The accompanying notes are an integral part of these consolidated financial statements

NORTEL NETWORKS CORPORATION
Consolidated Statements of Cash Flows for the years ended December 31

(millions of U.S. dollars)	2002	2001	2000
Cash flows from (used in) operating activities			
Net loss from continuing operations	$ (3,535)	$ (24,474)	$ (2,539)
Adjustments to reconcile net loss from continuing operations to net cash from (used in) operating activities, net of effects from acquisitions and divestitures of businesses:			
Amortization and depreciation	701	5,691	6,792
Non-cash portion of special charges and related asset write downs	1,259	13,872	139
Equity in net loss of associated companies	11	135	30
Stock option compensation	–	–	99
Future income taxes	(200)	(2,931)	(479)
Other liabilities	35	(3)	114
Gain on repurchases of outstanding debt securities	(60)	–	–
(Gain) loss on sale or write down of investments and businesses	(7)	480	(1,058)
Other – net	562	(120)	469
Change in operating assets and liabilities:			
Accounts receivable	1,008	5,688	(580)
Inventories	694	2,032	(1,602)
Income taxes	694	(959)	(179)
Accounts payable and accrued liabilities	(1,650)	626	345
Other operating assets and liabilities	(97)	497	(879)
Net cash from (used in) operating activities of continuing operations	(585)	534	672
Cash flows from (used in) investing activities			
Expenditures for plant and equipment	(335)	(1,300)	(1,876)
Proceeds on disposals of plant and equipment	236	208	33
Increase in restricted cash and cash equivalents	(231)	–	–
Increase in long-term receivables	(267)	(814)	(1,636)
Decrease in long-term receivables	302	472	1,300
Acquisitions of investments and businesses – net of cash acquired (note 4)	(29)	(79)	(63)
Proceeds on sale of investments and businesses	104	604	1,633
Net cash used in investing activities of continuing operations	(220)	(909)	(609)
Cash flows from (used in) financing activities			
Dividends on common shares	–	(123)	(223)
Increase (decrease) in notes payable – net	(321)	140	109
Proceeds from long-term debt	35	3,407	267
Repayments of long-term debt	(478)	(870)	(79)
Decrease in capital leases payable	(12)	(36)	(37)
Issuance of common shares	863	146	479
Issuance of prepaid forward purchase contracts	623	–	–
Net cash from financing activities of continuing operations	710	2,664	516
Effect of foreign exchange rate changes on cash and cash equivalents	74	(10)	(25)
Net cash from (used in) continuing operations	(21)	2,279	554
Net cash from (used in) discontinued operations	362	(405)	(1,162)
Net increase (decrease) in cash and cash equivalents	**341**	**1,874**	**(608)**
Cash and cash equivalents at beginning of year – net	**3,523**	**1,649**	**2,257**
Cash and cash equivalents at end of year – net (note 4)	**$ 3,864**	**$ 3,523**	**$ 1,649**

The accompanying notes are an integral part of these consolidated financial statements

1. Nortel Networks Corporation

Effective May 1, 2000, a newly formed Canadian corporation ("New Nortel") and the corporation previously known as Nortel Networks Corporation ("Old Nortel") participated in a Canadian court-approved plan of arrangement (the "Arrangement") with BCE Inc. ("BCE"). As a result of the Arrangement: Old Nortel and its subsidiaries became direct and indirect subsidiaries, respectively, of New Nortel; New Nortel assumed the name "Nortel Networks Corporation"; New Nortel's common shares began to trade publicly on the New York and Toronto stock exchanges under the symbol "NT"; Old Nortel was renamed "Nortel Networks Limited" ("NNL"); and 100 percent of Old Nortel's common shares were acquired by New Nortel and ceased to be publicly traded. The aggregate number of New Nortel common shares issued in the Arrangement was the same as the aggregate number of Old Nortel common shares outstanding immediately prior to the Arrangement.

The preferred shares and debt securities of Old Nortel outstanding immediately prior to the Arrangement remained outstanding and continued to be obligations of Old Nortel immediately after the Arrangement. As a result, certain of New Nortel's consolidated financial statements items were reclassified to reflect the impact of the Arrangement on New Nortel and the ongoing equity interest of the Old Nortel preferred shareholders. The impact of the Arrangement on the consolidated balance sheets of New Nortel was the reclassification of the then outstanding Class A Series 4, 5 and 7 preferred shares of Old Nortel from shareholders' equity to minority interest in subsidiary companies. The impact of the Arrangement on the consolidated statements of operations of New Nortel was the reclassification of the dividends on preferred shares to other income (expense) – net to reflect the dividend distribution on the then outstanding preferred shares to the Old Nortel preferred shareholders.

Except as noted above, Old Nortel's comparative consolidated financial statements, and its financial results during the period up to May 1, 2000, represent the financial position, results of operations and cash flows of New Nortel as if Old Nortel and New Nortel had historically been the same entity. All of the business and operations conducted by Old Nortel and its subsidiaries immediately prior to the effective date of the Arrangement continued to be conducted by Old Nortel and its subsidiaries as subsidiaries of New Nortel immediately after the Arrangement.

All acquisitions completed prior to May 1, 2000 were consummated by Old Nortel or its subsidiaries. Since May 1, 2000, acquisitions involving any share consideration have been consummated by New Nortel, while acquisitions not involving share consideration have continued to be consummated by Old Nortel or its subsidiaries.

2. Significant accounting policies

Basis of Presentation

The accompanying consolidated financial statements of Nortel Networks Corporation ("Nortel Networks") include all majority owned subsidiaries over which Nortel Networks exercises control and have been prepared in accordance with accounting principles generally accepted in Canada ("GAAP"). Although Nortel Networks is headquartered in Canada, the accompanying consolidated financial statements are expressed in United States dollars as the greater part of the financial results and net assets of Nortel Networks are denominated in United States dollars.

(a) Principles of consolidation

The financial statements of entities which are controlled by Nortel Networks, referred to as subsidiaries, are consolidated. Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated and entities which are not controlled but over which Nortel Networks has the ability to exercise significant influence, referred to as associated companies, are accounted for using the equity method. Intercompany accounts and transactions are eliminated upon consolidation and unrealized intercompany gains and losses are eliminated when accounting under the equity method.

(b) Use of estimates

Nortel Networks makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Estimates are used when accounting for items and matters such as long-term contracts, allowance for uncollectible accounts receivable and customer financings, receivables sales, inventory obsolescence, product warranty, amortization, asset valuations, impairment assessments, employee benefits, taxes, restructuring and other provisions, in-process research and development ("IPR&D") and contingencies.

(c) *Translation of foreign currencies*

The functional currency of Nortel Networks is the United States dollar. The financial statements of Nortel Networks operations, whose functional currency is not the United States dollar (except for highly inflationary economies as described below) and are considered to be self-sustaining operations, are translated to United States dollars, using the current rate method, at the exchange rates in effect at the balance sheet date for assets and liabilities, and at average rates for the period for revenues and expenses. The unrealized translation gains and losses on Nortel Networks net investment in these operations, including long-term intercompany advances considered to form part of the net investment, are accumulated in a separate component of shareholders' equity described in the consolidated balance sheet as foreign currency translation adjustment ("CTA").

Transactions and financial statements for Nortel Networks operations in countries considered to have highly inflationary economies and whose functional currency is not the United States dollar, are translated into United States dollars, using the temporal method, at the exchange rates in effect at the balance sheet date for monetary assets and liabilities, and at historical exchange rates for non-monetary assets and liabilities. Revenues and expenses are translated at average rates for the period, except for amortization and depreciation which is translated on the same basis as the related assets. Resulting gains or losses are reflected in net earnings (loss).

When appropriate, Nortel Networks may hedge a designated portion of the exposure to foreign exchange gains and losses incurred on the translation of specific self-sustaining foreign operations. Hedging instruments used by Nortel Networks can include foreign currency denominated debt, foreign currency swaps and foreign currency forward contracts that are denominated in the same currency as the hedged foreign operations. The translation gains and losses on these hedging instruments are recorded in CTA or net earnings (loss) as appropriate.

(d) *Revenue recognition*

Nortel Networks products and services are generally sold as part of a contract and the terms of the contracts, taken as a whole, determine the appropriate revenue recognition method.

Hardware revenue, net of trade discounts and allowances, is recognized upon shipment and when all significant contractual obligations have been satisfied and collection is reasonably assured.

Software revenue is generally recognized when persuasive evidence of an arrangement exists, when the software is delivered in accordance with all terms and conditions of the customer contracts, when the fee is fixed or determinable, and when collection is reasonably assured. Nortel Networks provides extended payment terms on certain software contracts and may sell these receivables to third parties. The fees on these contracts are considered fixed or determinable if the contracts are similar to others for which Nortel Networks has a standard business practice of providing extended payment terms and has a history of successfully collecting under the original payment terms without making concessions. For software arrangements involving multiple elements, Nortel Networks allocates revenue to each element based on vendor specific objective evidence of relative fair values, which are derived by allocating a value to each element that is based upon the prices charged when the element is sold separately.

For contracts involving multiple elements, Nortel Networks allocates revenue to each element based on relative fair values. Provided none of the undelivered elements are essential to the functionality of the delivered elements, revenue related to the software element and revenue related to the hardware element is recognized as described above. Engineering, installation and other services are recognized as the services are performed.

For long-term contracts, primarily those related to customized network solutions and network build outs, revenues are recognized using the percentage-of-completion method on the basis of percentage of costs incurred to date on a contract, relative to the estimated total contract costs. Profit estimates on long-term contracts are revised periodically based on changes in circumstances and any losses on contracts are recognized in the period that such losses become known. Generally, the terms of long-term contracts provide for progress billing based on completion of certain phases of work.

Nortel Networks makes certain sales through multiple distribution channels, primarily resellers and distributors. These customers are generally given certain rights of return. For products sold through these distribution channels, revenue is recognized from product sale at the time of shipment to the distribution channel. Accruals for estimated sales returns and other allowances are recorded at the time of shipment and are based on contract terms and prior claims experience.

(e) Research and development

Research and development ("R&D") costs are charged to net earnings (loss) in the periods in which they are incurred, except for significant development costs meeting generally accepted criteria for deferral and costs incurred pursuant to specific contracts with third parties which are charged to net earnings (loss) in the same period as the related revenue is recognized. Nortel Networks has not deferred any development costs to date. Related global investment tax credits reduce R&D expense in the same period in which the related expenditures are charged to net earnings (loss).

(f) Income taxes

Nortel Networks provides for income taxes using the asset and liability method. This approach recognizes the amount of taxes payable or refundable for the current year, as well as future income tax assets and liabilities for the future tax consequence of events recognized in the financial statements and tax returns. Future income taxes are adjusted to reflect the effects of substantively enacted changes in tax laws or tax rates.

In establishing the appropriate income tax valuation allowances, Nortel Networks assesses the realizability of its net future income tax assets quarterly, and based on all available evidence, both positive and negative, determines whether it is more likely than not that remaining net future income tax assets or a portion thereof will be realized.

(g) Earnings (loss) per common share

Basic earnings (loss) per common share is calculated by dividing the net earnings (loss) by the weighted average number of Nortel Networks common shares outstanding during the period. Diluted earnings (loss) per common share is calculated by dividing the applicable net earnings (loss) by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The net earnings (loss) used in the basic earnings (loss) per common share calculation is adjusted for the accretion of prepaid forward purchase contracts which forms part of shareholders' equity. The treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments.

(h) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, balances with banks, and short-term investments. All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents. The fair value of cash and cash equivalents approximates the amounts shown in the financial statements.

(i) Restricted cash and cash equivalents

Cash and cash equivalents are considered restricted when they are subject to contingent rights of a third party customer under bid and performance related contracts that Nortel Networks is not able to unilaterally revoke.

(j) Inventories

Inventories are valued at the lower of cost (calculated generally on a first-in, first-out basis) and market. The cost of finished goods and work in process is comprised of material, labor and manufacturing overhead.

(k) Receivables sales

Generally, Nortel Networks retains servicing rights and in some cases, provides limited recourse when it sells receivables. A gain or loss is recorded at the date of the receivables sale and is based upon, in part, the previous carrying amount of the receivables involved in the transfer allocated between the assets sold and the retained interests based on their relative fair value at the date of the transfer. Fair value is generally estimated based on the present value of the estimated future cash flows expected under management's assumptions, including discount rates assigned commensurate with risks.

Nortel Networks, when acting as the servicing agent, generally does not record an asset or liability related to servicing, as the annual servicing fees are equivalent to those that would be paid to a third party servicing agent. Certain transactions will enable Nortel Networks, when acting as the servicing agent to receive a servicing bonus at the maturity of the transaction if certain performance criteria are met. The ultimate collection of servicing bonuses is based primarily on the collectibility and credit experience of the receivables sold and is paid at the discretion of the transferee. Nortel Networks initially values the servicing bonus at a fair value of nil based on the determination that future credit losses will offset the servicing bonus and due to the fact that it is paid at the discretion of the transferee.

Nortel Networks reviews the fair value assigned to retained interests, including the servicing bonus, at each reporting date subsequent to the date of the transfer. Fair value is reviewed using similar valuation techniques as those used to initially measure the retained interest and, if a change in events or circumstances warrants, the fair value is adjusted and any adjustments are recorded in other income (expense) – net.

(l) Investments

Investments in equity securities of companies over which Nortel Networks does not exert significant influence are accounted for using the cost method. Unrealized holding gains and losses related to these securities are excluded from net earnings (loss) until such gains or losses are realized. Nortel Networks monitors these investments for factors indicating other than temporary impairment and takes a charge to net earnings (loss) when appropriate.

Nortel Networks also reviews its investments in associated companies, accounted for using the equity method, for impairment. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary.

(m) Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation. Depreciation is generally calculated on a straight-line basis over the expected useful lives of the plant and equipment. The expected useful lives of buildings are twenty to forty years, and of machinery and equipment are five to ten years.

The carrying value of plant and equipment is considered impaired when the anticipated net recoverable amount of the asset is less than its carrying value net of related provisions for future removal and site restoration costs and future income taxes. In that event, a loss is recognized in an amount equal to the difference. Net recoverable amount is an amount equal to the anticipated cash flows net of directly attributable general and administrative costs, carrying costs, future removal and site restoration costs and income taxes, plus the expected residual value, if any.

(n) Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair values of the identifiable assets acquired and liabilities assumed. Commencing January 1, 2002, Nortel Networks tests for impairment of goodwill on an annual basis and at any other time if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit goodwill below its carrying amount (see note 3(a)).

Circumstances that could trigger an impairment test include but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed; results of testing for recoverability of a significant asset group within a reporting unit; and recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recorded in net earnings (loss). Measurement of the fair value of a reporting unit is based on one or more of the following fair value measures including: amounts at which the unit as a whole could be bought or sold in a current transaction between willing parties; using present value techniques of estimated future cash flows; or using valuation techniques based on multiples of earnings or revenue, or a similar performance measure.

(o) Acquired technology and IPR&D

Acquired technology represents the value of the proprietary know-how which was technologically feasible as of the acquisition date, and is charged to net earnings (loss) on a straight-line basis over its estimated useful life of two to three years.

IPR&D represents the value, on closing of a business combination, of acquired research and development which was not technologically feasible as of the acquisition date and, other than its intended use, had no alternative future use. Independent valuations are performed to assess and allocate a value to IPR&D. The value allocated to IPR&D represents the estimated fair value based on risk-adjusted future cash flows generated from the products that would result from each of the in-process projects. Estimated future after tax cash flows of each project, on a product by product basis, are based on Nortel Networks estimates of revenues less operating expenses, cash flow adjustments, income taxes and charges for the use of contributory assets. Future cash flows are also adjusted for the value contributed by any core technology and development efforts that would be completed post-acquisition. IPR&D is charged to net earnings (loss) generally using the accelerated amortization method over the estimated useful life of six to twenty months.

The carrying value of acquired technology and IPR&D is considered impaired when the anticipated net recoverable amount of the asset is less than its carrying value. In that event, a loss is recognized in an amount equal to the difference. Net recoverable amount is an amount equal to the anticipated cash flows net of directly attributable general and administrative costs, carrying costs and income taxes, plus the expected residual value, if any.

(p) Warranty costs

Nortel Networks products are covered by product warranty plans that generally range from one to five years. A liability for the expected cost of warranty-related claims is established when products are sold and the related revenue is recognized. The amount of the warranty liability accrued reflects an estimate of the expected future costs of honoring obligations under the warranty plan. In estimating the warranty liability, historical material replacement costs and associated labor to correct the product failure are considered. Should future product failure rates and/or replacement costs differ from historical levels, revisions to the estimated warranty liability may be required.

(q) Pension, post-retirement and post employment benefits

Pension expense, based on management's assumptions, consists of: the actuarially computed costs of pension benefits in respect of the current year's service; imputed returns on plan assets and imputed interest on pension obligations; and straight-line amortization under the corridor approach of experience gains and losses, assumption changes and plan amendments over the expected average remaining service life of the employee group.

The expected costs of post-retirement and certain post-employment benefits, other than pensions, to active employees are accrued in the consolidated financial statements during the years employees provide service to Nortel Networks. Other post-employment benefits are recognized when the event triggering the obligation occurs.

(r) Derivative financial instruments

Nortel Networks enters into forward, swap and option contracts to manage its exposure to fluctuations in interest rates and foreign exchange rates. These derivative financial instruments are effective in meeting the risk reduction objectives of Nortel Networks by generating cash flows which offset the cash flows related to the underlying position in respect of amount and timing. Nortel Networks does not hold or issue derivative financial instruments for trading purposes.

Nortel Networks policy is to formally document all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Nortel Networks also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Nortel Networks net earnings (loss) and cash flows may be negatively impacted by fluctuating interest rates, foreign exchange rates, and equity prices. To effectively manage these market risks, Nortel Networks enters into foreign currency forward contracts, foreign currency swaps, foreign currency option contracts, interest rate swaps, and equity forward contracts. The foreign currency gains and losses on these contracts are not recognized in the consolidated financial statements until the underlying transaction is recorded in net earnings (loss). At that time, the gains or the losses on such derivatives are recorded in net earnings (loss) as an adjustment to the underlying transaction. Premiums paid with respect to options are deferred and charged to net earnings (loss) over the contract period.

Interest rate swap contracts are designated as hedges of the interest rate of certain financial instruments, including debt and certain receivables and payables. The interest payments relating to swap contracts are recorded in net earnings (loss) over the life of the underlying transaction on an accrual basis as an adjustment to interest income or interest expense.

Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred and recognized in earnings (loss) in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in earnings (loss). Gains and losses on terminations of interest rate and foreign currency swap agreements are deferred and amortized as an adjustment to interest expense over the remaining term of the original contract life of the terminated swap agreement.

Comparative figures

Certain 2001 and 2000 figures in the accompanying consolidated financial statements have been reclassified to conform to the 2002 presentation.

3. Accounting changes

(a) *Accounting for goodwill and other intangible assets*

In September 2001 the Canadian Institute of Chartered Accountants (the "CICA") issued Handbook Section 3062, "Goodwill and Other Intangible Assets" ("Section 3062"), effective for fiscal years beginning on or after January 1, 2002. Section 3062 changed the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations and amortization of intangibles with an indefinite life, ceased upon adoption of Section 3062. For any acquisitions completed after June 30, 2001, goodwill and intangible assets with an indefinite life are not amortized. Nortel Networks adopted the provisions of Section 3062 effective January 1, 2002.

Nortel Networks completed the Section 3062 transitional impairment test during the second quarter of 2002 and concluded that there was no impairment of recorded goodwill, as the fair value of its reporting units exceeded their carrying amount as of January 1, 2002. Therefore, the second step of the transitional impairment test under Section 3062 was not required to be performed.

As a result of the continued decline in both Nortel Networks overall market value generally and within the Optical Networks segment specifically, Nortel Networks as part of its review of financial results during the three months ended September 30, 2002, evaluated the goodwill associated with the businesses within the Optical Networks segment for potential impairment. The conclusion of those evaluations was that the fair value associated with the businesses within the Optical Networks segment could no longer support the carrying value of the goodwill associated with them. As a result, Nortel Networks recorded a goodwill impairment charge of $621. See note 6 for further information regarding this goodwill impairment charge.

The following table presents the impact on net loss and on basic and diluted loss per common share from both continuing and discontinued operations of the Section 3062 requirement to cease the amortization of goodwill as if the standard had been in effect beginning January 1, 2000, for each of the years ended December 31:

	2002	2001	2000
Reported results:			
Net loss from continuing operations	$ (3,535)	$ (24,474)	$ (2,539)
Net loss from discontinued operations – net of tax	–	(2,972)	(418)
Net loss – reported	$ (3,535)	$ (27,446)	$ (2,957)
Adjustments:			
Amortization of goodwill from continuing operations – net of tax[(a)]	$ –	$ 3,938	$ 3,930
Amortization of goodwill from discontinued operations	–	183	223
Total net adjustments	$ –	$ 4,121	$ 4,153
Adjusted results:			
Net earnings (loss) from continuing operations	$ (3,535)	$ (20,536)	$ 1,391
Net loss from discontinued operations – net of tax	–	(2,789)	(195)
Net earnings (loss) – adjusted	$ (3,535)	$ (23,325)	$ 1,196
Reported basic and diluted loss per common share:			
– from continuing operations	$ (0.93)	$ (7.67)	$ (0.86)
– from discontinued operations	–	(0.93)	(0.14)
Basic and diluted loss per common share – reported	$ (0.93)	$ (8.60)	$ (1.00)
Adjusted basic earnings (loss) per common share:			
– from continuing operations	$ (0.93)	$ (6.44)	$ 0.47
– from discontinued operations	–	(0.88)	(0.06)
Basic earnings (loss) per common share – adjusted	$ (0.93)	$ (7.32)	$ 0.41
Adjusted diluted earnings (loss) per common share:			
– from continuing operations	$ (0.93)	$ (6.44)	$ 0.45
– from discontinued operations	–	(0.88)	(0.06)
Diluted earnings (loss) per common share – adjusted	$ (0.93)	$ (7.32)	$ 0.39

(a) Includes goodwill amortization of equity accounted investments of nil, $9 (net of tax of $5) and $14 (net of tax of $8) for the years ended December 31, 2002, 2001 and 2000, respectively.

(b) Foreign currency translation of long-term debt

In January 2002, the CICA revised Handbook Section 1650, "Foreign Currency Translation" ("Section 1650") to eliminate the requirement to defer and amortize foreign currency translation gains and losses on long-term monetary items. These foreign exchange gains and losses are required to be recognized in income immediately. This change was adopted by Nortel Networks as of January 1, 2002 on a retroactive basis. The adoption of the change did not have a material effect on the business, results of operations and financial condition of Nortel Networks.

(c) Stock-based compensation

In November 2001, the CICA issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870"). Section 3870 establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants common shares, stock options or other equity instruments, or incurs liabilities based on the price of common shares or other equity instruments. Section 3870 outlines a fair value based method of accounting required for certain stock-based transactions, effective January 1, 2002 and applied to awards granted on or after that date. As permitted by Section 3870, Nortel Networks did not adopt the provisions in respect of the fair value based method of accounting for all of its employee stock-based transactions. The disclosure required by Section 3870 as a result of Nortel Networks not adopting the fair value based method of accounting for employee stock-based compensation has been provided for all periods presented (see note 16).

(d) Receivables sales

In March 2001, the CICA issued Accounting Guideline ("AcG") No. 12, "Transfers of Receivables" ("AcG-12"). AcG-12 is consistent with the requirements of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Financial Liabilities" and replaced Emerging Issues Abstract ("EIC") No. 9, "Transfers of Receivables" ("EIC-9") and EIC No. 54, "Transfers of Receivables – Definition of Recourse". AcG-12 focuses on the relinquishing of control of assets as the principal determination in achieving sale treatment, whereas EIC-9 focused on transfer of risks and rewards of ownership.

AcG-12 applies to transfers after June 30, 2001, although application is permitted for transfers after March 31, 2001. The adoption of AcG-12 did not have a material effect on the business, results of operations and financial condition of Nortel Networks.

(e) Employee future benefits and income taxes

In January 2000, Nortel Networks adopted the new CICA recommendations for employee future benefits and income taxes. Under these rules, the costs of retirement benefits, other than pensions, and certain post employment benefits are recognized over the period in which the employee renders services in return for those benefits. Other post employment benefits are recognized when the event triggering the obligation occurs. Future income taxes are recorded at their amounts as if all assets and liabilities recognized in the balance sheet were settled at their carrying amounts at substantively enacted income tax rates as at the balance sheet date. These CICA recommendations were adopted retroactively through an adjustment to opening retained earnings at January 1, 2000. As a result, net future tax assets were reduced by $239, contributed surplus was increased by $309, a liability for employee future benefits of $597 was recorded and retained earnings was reduced by $1,145.

4. Consolidated financial statement details

The following consolidated financial statement details are presented as at December 31, for the consolidated balance sheet details, and for each of the years ended December 31, for the consolidated statements of operations and consolidated statements of cash flows.

Consolidated statements of operations

Research and development expense:

	2002	2001	2000
R&D expense[(a)]	$ 2,154	$ 3,070	$ 3,482
R&D costs incurred on behalf of others[(b)]	49	68	64
Total	$ 2,203	$ 3,138	$ 3,546

(a) The above amounts are net of global investment tax credits of $76, $154 and $151 for the years ended December 31, 2002, 2001 and 2000, respectively.

(b) These costs include R&D charged to customers of Nortel Networks pursuant to contracts that provide for full recovery of the estimated cost of development, material, engineering, installation and all other attracted costs, which are accounted for as contract costs.

Other income (expense) – net:

	2002	2001	2000
Interest income	$ 91	$ 119	$ 130
Minority interest	1	(4)	(86)
Gain (loss) on sale or write down of investments	(27)	(368)	884
Other – net	(59)	(95)	(112)
Other income (expense) – net	$ 6	$ (348)	$ 816

Currency exchange gains (losses):

	2002	2001	2000
Currency exchange gains (losses)[a]	$ (5)	$ 9	$ 18

(a) Currency exchange gains (losses) included in net loss.

Consolidated balance sheets

Inventories – net:

	2002	2001
Raw materials	$ 344	$ 760
Work in process	308	586
Finished goods	237	240
Inventories – net[a]	$ 889	$ 1,586

(a) Net of inventory provisions of $1,015 and $934 as at December 31, 2002 and 2001, respectively. Included in other accrued liabilities are accruals of $168 and $565 at December 31, 2002 and 2001, respectively for cancellation charges, inventory in excess of future demand and the settlement of certain other claims related to contract manufacturers or suppliers.

Plant and equipment – net:

	2002	2001
Cost:		
Land	$ 54	$ 124
Buildings	1,195	1,763
Machinery and equipment	3,931	4,551
	5,180	6,438
Less accumulated depreciation:		
Buildings	(491)	(795)
Machinery and equipment	(3,245)	(3,070)
	(3,736)	(3,865)
Plant and equipment – net	$ 1,444	$ 2,573

Goodwill:

	Wireless Networks	Enterprise Networks	Wireline Networks	Optical Networks	Other	Total
Balance – net as at January 1, 2002	$ 21	$ 969	$ 306	$ 616	$ 21	$ 1,933
Change:						
Disposal	–	–	–	–	(21)	(21)
Impairment[(a)]	–	–	–	(621)	–	(621)
Foreign exchange	–	(3)	(1)	5	–	1
Balance – net as at December 31, 2002	$ 21	$ 966	$ 305	$ –	$ –	$ 1,292

(a) See note 6 for further information regarding this goodwill impairment charge.

Intangible assets – net:

	2002	2001
Acquired technology and IPR&D	$ 391	$ 1,020
Less: accumulated amortization	(293)	(748)
Acquired technology and IPR&D – net[(a)]	$ 98	$ 272

(a) Acquired technology is expected to be fully amortized by September 30, 2003.

Other accrued liabilities:

	2002	2001
Outsourcing and selling, general and administrative related	$ 698	$ 711
Customer deposits	390	610
Product related	372	763
Warranty	240	248
Deferred income	219	127
Miscellaneous taxes	126	75
Income taxes payable	99	143
Current liabilities of discontinued operations	83	421
Interest expense	77	85
Other	591	743
Other accrued liabilities	$ 2,895	$ 3,926

Consolidated statements of cash flows

Cash and cash equivalents at end of year – net:

	2002	2001	2000
Cash on hand and balances with banks	$ 938	$ 1,307	$ 1,223
Short-term investments	2,926	2,216	426
Cash and cash equivalents at the end of the year – net	$ 3,864	$ 3,523	$ 1,649

Acquisitions of investments and businesses – net of cash acquired:

	2002	2001	2000
Cash acquired	$ –	$ (10)	$ (307)
Total net assets acquired other than cash	(29)	(2,491)	(19,278)
Total purchase price	(29)	(2,501)	(19,585)
Less:			
Cash acquired	–	10	307
Non-cash consideration paid other than common share options and contingent consideration	–	2,412	16,722
Common share option consideration paid	–	–	2,454
Cash consideration contingent upon the achievement of certain operational milestones	–	–	39
Acquisitions of investments and businesses – net of cash acquired	$ (29)	$ (79)	$ (63)

Interest and income taxes paid (recovered):

	2002	2001	2000
Interest paid	$ 289	$ 253	$ 158
Income taxes paid (recovered)	$ (1,208)	$ 20	$ 736

Receivables sales:

	2002	2001	2000
Proceeds from new securitizations	$ 562	$ 789	$ 1,632
Proceeds from collections reinvested in revolving period securitizations	$ 276	$ 688	$ 1,043

5. Segmented information

General description

Nortel Networks operations are organized around four reportable segments: Wireless Networks; Enterprise Networks; Wireline Networks; and Optical Networks. Nortel Networks reportable segments are focused on providing seamless networking products and service capabilities. These products and service solutions are used by our service provider and enterprise customers, including local and long-distance communications companies, wireless service providers, cable multiple system operators and other communications service providers, large and small businesses, governments, educational institutions and other organizations.

Wireless Networks includes network access and core networking products for voice and data communications that span second and third generation wireless technologies and most major global standards for mobile networks. Enterprise Networks includes circuit and packet voice solutions, and data networking and security solutions, along with related professional services used by our enterprise customers. Wireline Networks includes circuit and packet voice solutions, and data networking and security solutions, along with related professional services used by our service provider customers. Optical Networks includes metropolitan, regional and long-haul photonic dense wavelength division multiplexing transmission systems, synchronous optical transmission systems, optical switching solutions, network management software and intelligence solutions and Optical Ethernet solutions for our service provider and enterprise customers.

"Other" represents miscellaneous business activities and corporate functions. None of these activities meet the quantitative criteria to be disclosed as reportable segments.

As described in note 17, Nortel Networks access solutions operations were discontinued during the year ended December 31, 2001. These operations were previously included as a separate segment within Other. The data included below excludes amounts related to the access solutions operations.

Nortel Networks President and Chief Executive Officer ("CEO") has been identified as the chief operating decision maker in assessing the performance of the segments and the allocation of resources to the segments. Each reportable segment is managed separately with each segment manager reporting directly to the CEO. The CEO relies on the information derived directly from the Nortel Networks management reporting system. Contribution margin represents the primary financial measure used by the CEO in assessing performance and allocating resources, and includes the cost of revenues, and selling, general and administrative expense, for which the segment managers are held accountable. Costs associated with shared services, and other corporate costs, are allocated to the segments based on usage determined generally by headcount. Costs not allocated are primarily related to Nortel Networks corporate compliance and other non-operational activities and are included in Other. In addition, the CEO does not review asset information on a segmented basis in order to assess performance and allocate resources. The accounting policies of the reportable segments are the same as those applied in the consolidated financial statements.

Segments

During the three months ended September 30, 2002, Nortel Networks changed the way it managed its business to streamline and focus more directly on its customers in four core business areas. Consequently, the former Metro and Enterprise Networks was split into two new segments, Enterprise Networks and Wireline Networks, each with its own segment manager reporting directly to the CEO. In addition, during the three months ended June 30, 2002, management shifted the accountability for the metro optical portion of the former Metro and Enterprise Networks segment to Optical Networks (formerly named Optical Long-Haul Networks). As a result, financial information is reported on the new basis and historical comparative financial information has been restated.

The following tables set forth information by segment for each of the years ended December 31:

	2002	2001	2000
Revenues			
Wireless Networks	$ 4,196	$ 5,717	$ 5,438
Enterprise Networks	2,577	3,335	3,973
Wireline Networks	2,247	4,448	7,730
Optical Networks	1,467	3,371	9,739
Other	47	660	1,086
Total	$ 10,534	$ 17,531	$ 27,966
Contribution Margin			
Wireless Networks	1,060	420	1,024
Enterprise Networks	424	343	898
Wireline Networks	425	515	3,001
Optical Networks	(605)	(2,934)	3,178
Other	(397)	(863)	(680)
Total	$ 907	$ (2,519)	$ 7,421
Research and development expense	(2,154)	(3,070)	(3,482)
In-process research and development expense	–	(216)	(1,250)
Amortization of acquired technology	(153)	(803)	(852)
Amortization of goodwill	–	(3,929)	(3,916)
Stock option compensation	–	–	(99)
Special charges	(2,313)	(16,169)	(269)
Gain (loss) on sale of businesses	34	(112)	174
Equity in net loss of associated companies	(11)	(135)	(30)
Other income (expense) – net	6	(348)	816
Interest expense	(324)	(337)	(169)
Loss from continuing operations before income taxes	$ (4,008)	$ (27,638)	$ (1,656)

Product revenues

The following table sets forth external revenues by product for each of the years ended December 31:

	2002	2001	2000
Wireless solutions	$ 4,196	$ 5,717	$ 5,438
Circuit and packet voice solutions	3,104	5,327	8,780
Optical solutions	1,643	3,732	10,046
Data networking and security solutions	1,543	2,095	2,616
Other	48	660	1,086
Total	$ 10,534	$ 17,531	$ 27,966

Geographic information

The following table sets forth external revenues by geographic region based on the location of the customer for each of the years ended December 31:

	2002	2001	2000
External revenues			
United States	$ 5,296	$ 8,543	$ 16,893
EMEA[(a)]	2,574	4,355	5,835
Canada	676	977	1,505
Other regions	1,988	3,656	3,733
Total	$ 10,534	$ 17,531	$ 27,966

(a) The Europe, Middle East and Africa region ("EMEA").

Long-lived assets

The following table sets forth long-lived assets, representing plant and equipment – net, goodwill, and intangible assets – net, by geographic region as at December 31:

	2002	2001
Long-lived assets		
United States	$ 1,683	$ 2,714
EMEA	411	857
Canada	603	988
Other regions	137	219
Total	$ 2,834	$ 4,778

6. Special charges

During 2002, in light of the continued downturn in both the telecommunications industry and the economic environment, and capital market trends impacting Nortel Networks operations and expected future growth rates, Nortel Networks continued to implement its work plan to streamline its operations and activities around its core markets and leadership strategies.

Special charges recorded from January 1, 2000 to December 31, 2002 were as follows:

	Workforce reduction	Contract settlement and lease costs	Plant and equipment write downs	Other	Intangible asset impairments	Total
Provision balance as at January 1, 2000	$ –	$ –	$ –	$ –	$ –	$ –
Goodwill impairment	–	–	–	–	133	133
Other special charges	130	–	–	6	–	136
Cash drawdowns	(82)	–	–	–	–	(82)
Non-cash drawdowns	–	–	–	(6)	(133)	(139)
Provision balance as at December 31, 2000	$ 48	$ –	$ –	$ –	$ –	$ 48
Goodwill impairment	–	–	–	–	12,485	12,485
Other special charges	1,361	883	970	39	431	3,684
Cash drawdowns	(1,023)	(110)	–	(8)	–	(1,141)
Non-cash drawdowns	14	–	(970)	–	(12,916)	(13,872)
Provision balance as at December 31, 2001[(a)]	$ 400	$ 773	$ –	$ 31	$ –	$ 1,204
Goodwill impairment	–	–	–	–	621	621
Other special charges	926	228	433	89	16	1,692
Cash drawdowns	(791)	(328)	–	(20)	–	(1,139)
Non-cash drawdowns	(100)	–	(433)	(89)	(637)	(1,259)
Provision balance as at December 31, 2002[(a)]	$ 435	$ 673	$ –	$ 11	$ –	$ 1,119

(a) At December 31, 2002 and 2001, the short-term provision balance was $785 and $872, respectively, and the long-term provision balance was $334 and $332, respectively (included in other liabilities).

Regular full-time ("RFT") employee notifications included in special charges were as follows:

	Employees (approximate)		
	Direct[(a)]	Indirect[(b)]	Total
RFT employee notifications by period:			
During 2000	200	3,800	4,000
During 2001	13,900	22,200	36,100
During 2002	3,400	9,300	12,700
RFT employee notifications as at December 31, 2002	17,500	35,300	52,800

(a) Direct employees include employees performing manufacturing, assembly, test and inspection activities associated with the production of Nortel Networks products.

(b) Indirect employees include employees performing manufacturing management, sales, marketing, research and development and administrative activities.

Year ended December 31, 2002

For the year ended December 31, 2002, Nortel Networks recorded total special charges of $2,313.

Workforce reduction charges of $926 were related to severance and benefit costs associated with approximately 12,700 employees notified of termination during 2002 which extended across all segments. Workforce reduction charges include $124 for pension, and post-retirement benefits other than pension, settlement and curtailment costs. During 2002, the workforce reduction provision balance was drawn down by cash payments of $791 and by $100 of non-cash pension and post-retirement benefits other than pension, settlement and curtailment costs attributable to the notified employee group charged against the provision. The remaining provision is expected to be substantially drawn down by the end of 2003.

Contract settlement and lease costs of $228 include $76 of negotiated settlements to cancel or renegotiate contracts and $152 of net lease charges related to a number of leased facilities (comprised of office, warehouse and manufacturing space), and leased manufacturing equipment no longer required, across all of Nortel Networks segments. Lease costs represent Nortel Networks future contractual obligations under its operating leases for those leases that Nortel Networks cannot terminate. During 2002, Nortel Networks modified the original disposition plan for certain properties and is pursuing lease terminations instead of subleasing due to current market conditions. As at December 31, 2002, the provision balance for contract settlement and lease costs was drawn down by cash payments of $328, resulting in an ending provision balance of $673. The remaining provision, net of approximately $420 in expected sublease revenue, is expected to be substantially drawn down by the end of 2006.

Plant and equipment write downs of $433 were net of $28 of additional proceeds from disposals in excess of amounts previously expected. Plant and equipment charges include write downs of $19 for owned facilities across all segments, a $17 reversal for certain leasehold improvements and information technology equipment associated with the exit of leased and owned facilities, and $431 for certain plant and manufacturing, and R&D related equipment. The carrying values of the above noted owned facilities have been reflected at their net recoverable amount based on market assessments for general purpose facilities.

Plant and manufacturing related equipment write downs of $431 include $25 for equipment within global operations, a function that supports all segments, $358 for specialized plant infrastructure and equipment within Optical Networks and $48 for specialized equipment including R&D equipment within all segments. Within global operations, it was determined that there was excess equipment at a number of system houses that would no longer be required as a result of the industry and economic environment. As a result, the identified equipment was written down to its estimated net recoverable amount. Within Optical Networks, Nortel Networks performed assessments of certain plant and equipment due to the current market conditions and the delay in the anticipated recovery of that segment and concluded that the assets carrying value was not fully recoverable from estimated future cash flows. As a result, Nortel Networks recorded $358 to write down the value of this equipment to its net recoverable amount. Included in the $358 write down was $34 related to equipment held for sale, which were part of the Bookham Technology plc ("Bookham") transaction (see note 9). Within other business segments, $48 of excess equipment was identified that would no longer be required as a result of the industry and economic environment and the identified equipment was written down to its estimated net recoverable amount.

Other special charges of $105 include $16 for certain acquired technology write downs and $89 of inventory write downs, reflecting the net recoverable amount of these assets on disposition, associated with assets held for sale within Optical Networks (see note 9). The acquired technology amount of $16 reflects write downs in acquired technology associated with Xros, Inc. ("Xros") (the X-1000 IPR&D project), JDS Uniphase Corporation's Zurich, Switzerland based subsidiary and related assets in Poughkeepsie, New York (the "980 NPLC business") and CoreTek, Inc. ("CoreTek").

Goodwill impairment charges were $621. As a result of the continued decline in both Nortel Networks overall market value generally and within Optical Networks specifically, Nortel Networks as part of its review of financial results during the year ended December 31, 2002, evaluated the goodwill associated with the businesses within Optical Networks for potential impairment. The conclusion of those evaluations was that the fair value associated with the businesses within Optical Networks could no longer support the carrying value of the remaining goodwill associated with them. As a result, Nortel Networks recorded a goodwill impairment charge of $621. Fair value was estimated using the expected present value of discounted future cash flows of the businesses within Optical Networks. The discount rate used ranged from 12 to 16 percent and the terminal values were estimated based on terminal growth rates ranging from 3 to 5 percent. The assumptions supporting the estimated future cash flows, including the discount rate and estimated terminal values, reflect management's best estimates.

Year ended December 31, 2001

For the year ended December 31, 2001, Nortel Networks recorded total special charges of $16,169.

Workforce reduction charges of $1,361 were related to the cost of severance and benefits associated with approximately 36,100 employees notified of termination. The workforce reduction was primarily in the United States, Canada and EMEA and extended across all segments. As at December 31, 2001, the workforce reduction provision balance was drawn down by cash payments of $1,023, offset by $14 of non-cash pension settlement and curtailment costs attributable to the notified employee group charged against the provision.

Contract settlement and lease costs of $883 included $126 of negotiated settlements to cancel or renegotiate contracts and $757 of net lease charges related to a number of leased facilities (comprised of office, warehouse and manufacturing space), and leased manufacturing equipment no longer required, across all segments. Lease costs represent Nortel Networks future contractual obligations under its applicable operating leases on leases that Nortel Networks cannot terminate. As at December 31, 2001, the provision balance for contract settlement and lease costs was drawn down by cash payments of $110, resulting in a provision balance of $773, net of approximately $506 in expected sublease revenues.

Plant and equipment write downs of $970 include write downs of $186 for owned facilities, $440 for leasehold improvements and certain information technology equipment associated with the exiting of leased and owned facilities and $344 for certain plant and manufacturing related equipment. Owned facility write downs of $186 include $95 for specific owned facilities across all segments primarily within the United States, Canada and EMEA and $91 for a specialized manufacturing facility in the United States. within Optical Networks. The carrying values of the above owned facilities have been reflected at their net recoverable amount based on market assessments for general purpose facilities.

Plant and manufacturing related equipment write downs of $344 include $66 for equipment within global operations, and $278 for specialized plant infrastructure and equipment within Optical Networks.

Goodwill and intangible asset impairment charges were $12,916 and include a goodwill impairment charge of $106 related to the remaining net book value of goodwill associated with the prior acquisitions of MICOM Communications, Corp. and Dimension Enterprises, Inc. ("Dimension"). As part of Nortel Networks work plan to streamline its business, the decision was made to exit all technologies and consulting services related to these prior acquisitions. The results related to these prior acquisitions were not material to the business, results of operations and financial condition of Nortel Networks.

Nortel Networks, as part of its review of financial results during the year ended December 31, 2001, performed an assessment of the carrying values of intangible assets recorded in connection with its various acquisitions. The assessment during that period was performed in light of the significant negative industry and economic trends impacting Nortel Networks operations and expected future growth rates, and the adjustment of technology valuations. The conclusion of the assessment was that the decline in market conditions within the telecommunications industry was significant and other than temporary. As a result, Nortel Networks recorded a $12,810 impairment of goodwill and other intangible assets based on the amount by which the carrying amount of these assets exceeded their net recoverable amount. The impairment was primarily related to the goodwill within Enterprise Networks, Optical Networks and Other and was associated with the acquisitions of Alteon Websystems Inc. ("Alteon"), the 980 NPLC business, Xros, Qtera Corporation ("Qtera"), Photonic Technologies, Inc. ("Photonic"), EPiCON, Inc. ("EPiCON") and Clarify Inc. ("Clarify").

Net recoverable amount was determined based on undiscounted future cash flows for the businesses that had separately distinguishable goodwill and intangible asset balances and whose operations had not yet been fully integrated into Nortel Networks.

Year ended December 31, 2000

For the year ended December 31, 2000, Nortel Networks recorded total special charges of $269.

Workforce reduction charges of $130 consisted of $100 related to approximately 2,000 employees connected with Nortel Networks initiative to strategically realign resources into high growth areas of the business in response to shifts in customers' needs from older to newer technologies across Nortel Networks product portfolio. The remaining workforce reduction costs of $30 related to approximately 2,000 employees connected with the outsourcing of certain information services functions as part of the outsourcing of certain corporate service functions which began in the third quarter of 1999. The provision balance of $48 at December 31, 2000 was fully drawn down in 2001.

The intangible asset impairment charge of $133 represented a reduction of the goodwill related to certain operations in EMEA and resulted from a change in business mandate for those operations from a product focus to a focus on distribution channels.

7. Income taxes

At December 31, 2002, Nortel Networks net future income tax assets, excluding discontinued operations, were $3,035, reflecting temporary differences between the financial reporting and tax treatment of certain current assets and liabilities, and non-current assets and liabilities, plus the tax benefit of net operating and capital loss carryforwards and tax credit carryforwards. These carryforwards expire at various dates beginning in 2003.

During the year ended December 31, 2002, Nortel Networks recorded a net income tax benefit of $473 on a pre-tax loss of $4,008. Gross income tax valuation allowances during the year ended December 31, 2002, were $1,008 including certain additional income tax valuation allowances of $519. Nortel Networks assessed positive evidence including forecasts of future taxable income to support realization of the net future income tax assets, and negative evidence including Nortel Networks eight consecutive quarters of tax losses, and concluded that it was more likely than not, that certain additional tax valuation allowances of $519 were required. If market conditions change or future results of operations differ from those expected, future evaluations may result in adjustments to the valuation allowance.

Changes to tax legislation in the United States, during the year ended December 31, 2002, extended the net operating loss carryback period from two to five years. As a result, Nortel Networks was able to carryback available United States losses from 2001 and utilize approximately $700 of future income tax assets previously recognized, generating additional cash recoveries of approximately $700 for the year ended December 31, 2002.

The following is a reconciliation of income taxes, calculated at the Canadian combined federal and provincial income tax rate, to the income tax benefit (provision) included in the accompanying consolidated statements of operations for each of the years ended December 31:

	2002	2001	2000
Income taxes at Canadian rates (2002 – 39.4%, 2001 – 40.8%, 2000 – 42.3%)	$ 1,580	$ 11,282	$ 700
Reduction of Canadian taxes applicable to manufacturing profits	(62)	(71)	36
Difference between Canadian rate and rates applicable to subsidiaries in the United States and other jurisdictions	(49)	(536)	118
Difference between basic Canadian rate and rates applicable to gain (loss) on sale of businesses	(4)	(128)	(21)
Non-deductible amortization of acquired intangibles and IPR&D expense	(219)	(6,943)	(1,740)
Foreign operation tax credit	–	902	–
Valuation allowances on tax benefits	(1,008)	(1,367)	–
Utilization of losses	71	24	64
Other	164	1	(40)
Income tax benefit (provision)	$ 473	$ 3,164	$ (883)
Details of Nortel Networks income taxes:			
Earnings (loss) from continuing operations before income taxes:			
Canadian, excluding gain (loss) on sale of businesses	$ (1,261)	$ (3,503)	$ 885
United States and other, excluding gain (loss) on sale of businesses	(2,781)	(24,023)	(2,715)
Gain (loss) on sale of businesses	34	(112)	174
	$ (4,008)	$ (27,638)	$ (1,656)
Income tax benefit (provision):			
Canadian, excluding (gain) loss on sale of businesses	$ 84	$ 315	$ (336)
United States and other, excluding (gain) loss on sale of businesses	409	2,931	(453)
(Gain) loss on sale of businesses	(20)	(82)	(94)
	$ 473	$ 3,164	$ (883)
Income tax benefit (provision):			
Current	$ 24	$ 1,240	$ (1,630)
Future	449	1,924	747
Income tax benefit (provision)	$ 473	$ 3,164	$ (883)

The following table shows the significant components included in future income taxes as at December 31:

	2002	2001
Assets:		
Tax benefit of loss carryforwards and tax credits	$ 4,743	$ 3,077
Provision and reserves	1,774	1,775
Post-retirement benefits other than pensions	104	381
Plant and equipment	72	25
Pension plan liabilities	13	22
Deferred compensation	32	35
Unrealized losses on investments	3	107
Other	(12)	58
	6,729	5,480
Valuation allowance	(2,947)	(1,687)
	3,782	3,793
Liabilities:		
Acquired technology	38	110
Provision and reserves	682	644
Plant and equipment	6	166
Other	21	39
	747	959
Net future income tax assets	$ 3,035	$ 2,834

Included in future income taxes as at December 31, 2002 was a valuation allowance on certain future income tax assets of approximately $63, which pertained to certain provisions and loss carryforwards resulting from certain acquisitions. When utilized by Nortel Networks, the tax benefit of these amounts will be accounted for as a credit to goodwill, to the extent that there is remaining goodwill associated with the specific acquisition, rather than as a reduction of the income tax provision.

At December 31, 2002, Nortel Networks had the following net operating and capital loss carryforwards and tax credits which are scheduled to expire in the following years:

	Net operating losses	Capital losses[(a)]	Tax credits[(b)]	Total
2003 - 2006	$ 573	$ –	$ 279	$ 852
2007 - 2009	1,906	–	260	2,166
2010 - 2016	7	12	398	417
2017 - 2022	2,657	–	262	2,919
Indefinitely	1,127	3,960	12	5,099
	$ 6,270	$ 3,972	$ 1,211	$ 11,453

(a) The capital losses relate primarily to the United Kingdom and may only be used to offset future capital gains realized in the United Kingdom. Nortel Networks has recorded a full valuation allowance against this future tax benefit.

(b) Global investment tax credits of $76, $154 and $151 have been applied as a reduction in R&D expense in 2002, 2001 and 2000, respectively. Unused tax credits can be utilized primarily to offset future Canadian income taxes payable.

8. Employee benefit plans

Pension plans

Nortel Networks maintains various retirement programs covering substantially all of its employees, consisting of defined benefit, defined contribution and investment plans.

During 2000, Nortel Networks introduced a balanced capital accumulation and retirement program (the "Balanced Program") and an investor capital accumulation and retirement program (the "Investor Program"), to substantially all of its North American employees and a flexible benefits plan (the "Flexible Benefits Plan") to substantially all of its employees in the United Kingdom. Those employees who were already a member of one of the existing defined benefit pension plans (the "Traditional Program") could elect to transfer to one of these new program arrangements, as applicable, or remain in the existing Traditional Program. With the introduction of the Balanced Program, the Investor Program and the Flexible Benefits Plan during 2000, the Traditional Program was closed to new entrants.

In 2002, the decline in global capital markets and interest rates had a negative impact on Nortel Networks pension plan assets and obligations. The effect of the decline was to increase the unfunded status of the plans to $1,787.

Benefits other than pensions

Nortel Networks also provides other benefits, including post-retirement benefit and post-employment benefits. Employees in the Traditional Program are eligible for their existing company sponsored post-retirement benefits or a modified version of these benefits, depending on age and years of service. Employees in the Balanced Program are eligible for post-retirement benefits at reduced company contribution levels, while employees in the Investor Program have access to post-retirement benefits by purchasing a Nortel Networks-sponsored retiree health care plan at their own cost.

Nortel Networks policy is to fund defined benefit pension and other benefits based on accepted actuarial methods as permitted by regulatory authorities. The funded amounts reflect actuarial assumptions regarding compensation, interest and other projections. Plan assets are comprised primarily of common stocks, bonds, debentures, secured mortgages and property. Included in plan assets are common shares of Nortel Networks with an aggregate market value of $3 in 2002 ($23 in 2001).

Pension and other benefit costs reflected in the accompanying consolidated statement of operations are based on the projected benefit method of valuation.

The following details the unfunded status of the defined benefit plans and post-retirement benefits other than pensions, and the associated amounts recognized in the accompanying consolidated balance sheets as at December 31:

	Defined benefit plans		Post-retirement benefits	
	2002	2001	2002	2001
Change in benefit obligation:				
Benefit obligation – beginning	$ 6,020	$ 5,888	$ 529	$ 479
Service cost	155	197	10	13
Interest cost	400	405	37	36
Plan participants' contributions	11	17	2	2
Actuarial loss (gain)	(23)	346	20	28
Acquisition/divestiture/settlements	(386)	(186)	(3)	15
Benefits paid	(315)	(427)	(31)	(23)
Foreign exchange loss (gain)	283	(220)	4	(21)
Benefit obligation – ending	$ 6,145	$ 6,020	$ 568	$ 529
Change in plan assets:				
Fair value of plan assets – beginning	$ 4,980	$ 6,357	$ 41	$ 46
Actual return on plan assets	(265)	(811)	–	1
Employer contributions	149	114	28	20
Plan participants' contributions	11	17	2	2
Acquisition/divestiture/settlements	(423)	(60)	–	–
Benefits paid	(315)	(427)	(31)	(23)
Change in valuation	–	(64)	–	–
Foreign exchange gain (loss)	221	(146)	1	(5)
Fair value of plan assets – ending	$ 4,358	$ 4,980	$ 41	$ 41
Unfunded status of the plans	(1,787)	(1,040)	(527)	(488)
Unrecognized net plan benefits existing at January 1, 1987	(7)	(10)	(31)	–
Unrecognized prior service cost (credit)	19	24	–	(40)
Unrecognized net actuarial losses (gains)	1,400	796	13	(8)
Employer contributions after the measurement date	113	24	–	–
Net amount recognized	$ (262)	$ (206)	$ (545)	$ (536)
Amount recognized in the accompanying consolidated balance sheets:				
Other liabilities	$ (311)	$ (264)	$ (545)	$ (536)
Other assets	49	58	–	–
Net amount recognized	$ (262)	$ (206)	$ (545)	$ (536)

The following details selected information for defined benefit plans with accumulated benefit obligations in excess of the fair value of plan assets:

	2002	2001
Benefit obligation	$ 6,145	$ 4,795
Fair value of plan assets	$ 4,358	$ 3,851

The following details the net pension expense and the underlying assumptions for the defined benefit plans for each of the years ended December 31:

	2002	2001	2000
Pension expense:			
Service cost	$ 155	$ 197	$ 182
Interest cost	400	405	394
Estimated return on plan assets	(418)	(461)	(450)
Amortization of prior service cost	8	8	10
Amortization of net losses (gains)	19	(25)	2
Settlement losses (gains)	93	1	(7)
Curtailment losses (gains)	40	16	(35)
Net pension expense	$ 297	$ 141	$ 96
Allocation of net pension expense:			
Continuing operations	$ 297	$ 139	$ 93
Discontinued operations	–	2	3
Net pension expense	$ 297	$ 141	$ 96
Weighted average assumptions at end of year:			
Discount rate	6.3%	6.7%	7.0%
Expected rate of return on plan assets	7.8%	7.8%	8.1%
Rate of compensation increase	3.7%	4.6%	4.8%

The following details the net cost components and underlying assumptions of post-retirement benefits other than pensions for each of the years ended December 31:

	2002	2001	2000
Post-retirement benefit cost:			
Service cost	$ 10	$ 13	$ 20
Interest cost	37	36	39
Expected return on plan assets	(3)	(3)	(3)
Amortization	(3)	(5)	(2)
Settlements and curtailments	(9)	(21)	(26)
Net post-retirement benefit cost	$ 32	$ 20	$ 28
Allocation of net post-retirement benefit cost:			
Continuing operations	$ 32	$ 20	$ 27
Discontinued operations	–	–	1
Net post-retirement benefit cost	$ 32	$ 20	$ 28
Weighted average assumptions at end of year:			
Discount rate	6.8%	7.0%	7.5%
Expected rate of return on plan assets	8.0%	8.0%	8.0%
Weighted average health care cost trend rate	8.0%	7.3%	7.5%
Weighted average ultimate health care cost trend rate	4.7%	5.1%	5.1%
Year in which ultimate health care cost trend rate will be achieved	2009	2005	2004

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effects:

	2002	2001	2000
Effect on aggregate of service and interest costs			
1% increase	$ 5	$ 5	$ 8
1% decrease	$ (4)	$ (4)	$ (6)
Effect on accumulated post-retirement benefit obligations			
1% increase	$ 57	$ 56	$ 47
1% decrease	$ (46)	$ (46)	$ (38)

Under the terms of the Balanced Program, the Investor Program and the Traditional Program, eligible employees may contribute a portion of their compensation to an investment plan. Based on the specific program that the employee is enrolled in, Nortel Networks matches a percentage of the employees' contribution up to a certain limit. The cost of these investment plans was $89, $139 and $124 for the years ended December 31, 2002, 2001 and 2000, respectively.

Under the terms of the Balanced Program and the Flexible Benefits Plan, Nortel Networks contributes a fixed percentage of employees eligible earnings to a pension plan arrangement. The cost of these pension plan arrangements was $29, $48 and $25 for the year ended December 31, 2002, 2001 and 2000, respectively.

9. Divestitures, closures and acquisitions

Divestitures

On November 8, 2002, Nortel Networks sold certain plant and equipment, inventory, patents, and other intellectual property and trademarks, relating to its optical components business to Bookham. Included in the sale was the transfer of Nortel Networks transmitter and receiver, pump laser and amplifier businesses located in Paignton, U.K., Harlow, U.K., Ottawa, Canada, Zurich, Switzerland and Poughkeepsie, New York. Nortel Networks also transferred approximately 1,200 employees to Bookham in the transaction. Nortel Networks received 61 million common shares of Bookham, 9 million warrants with a strike price of one-third pence Sterling, notes receivable of $50 and cash of $10. The transaction included a minimum purchase commitment with Bookham requiring Nortel Networks to purchase approximately $120 of product from Bookham between November 8, 2002 and March 31, 2004. Should there be a shortfall, Nortel Networks would make a cash payment for a portion of the balance (see note 12).

During the three months ended September 30, 2002, Nortel Networks assigned an estimated net recoverable amount of $47 to the assets sold to Bookham resulting in a charge of $123 (see note 6). A subsequent increase in Bookham's common share price prior to the November 8, 2002 close date, resulted in an increase in value assigned to the consideration received. As a result, Nortel Networks recorded a gain from sale of business of $26 during the year ended December 31, 2002 resulting from the transaction.

As a result of the transaction, Nortel Networks received a 29.8 percent ownership interest in Bookham. Due to restrictions on Nortel Networks ability to vote the common shares, ability to appoint directors to the board or otherwise exercise significant influence over Bookham, the investment has been accounted for using the cost method.

On February 1, 2002, Nortel Networks sold to MetaSolv, Inc. ("MetaSolv"), certain assets of its Service Commerce operation support system ("OSS") business for $35 and MetaSolv assumed certain liabilities. The transaction included software assets obtained as part of the Architel Systems Corporation ("Architel") acquisition and certain additional assets of Nortel Networks service management and business management OSS groups. Nortel Networks recorded a gain on sale of $4 related to the transaction in 2002. During the year ended December 31, 2001, Nortel Networks recorded a write down of the carrying value of the Architel assets identified for disposition of $233 to estimated net recoverable amount.

On November 28, 2001, Nortel Networks sold substantially all of the assets of its wholly owned subsidiary Clarify, including patents, intellectual property and trademarks, to Amdocs Limited for approximately $200 in cash, resulting in a gain of $16.

Closures

As part of its work plan to streamline its business, Nortel Networks closed the operations of CoreTek and Xros in 2002. In 2001, Nortel Networks closed the operations of EPiCON, Photonic and Dimension (see note 6).

As described in note 6, the amount of goodwill and acquired technology associated with a number of Nortel Networks prior acquisitions was written down by $637 during the year ended December 31, 2002 and $12,916 during the year ended December 31, 2001.

Acquisitions

The following tables set out certain information for acquisitions completed by Nortel Networks in the years ended December 31, 2001 and 2000, excluding those entities acquired which were subsequently included as discontinued operations (see note 17). All of these acquisitions were accounted for using the purchase method. The accompanying consolidated financial statements include the operating results of each of these businesses from the respective dates of acquisition.

Purchase price allocation

Closing date	Acquisition	Purchase price[k]	Goodwill[l]	Acquired technology[l]	IPR&D	Net tangible assets (liabilities)
2001						
February 13	980 NPLC business[a]	$ 2,453	$ 2,054	$ 402	$ 15	$ (18)
2000						
October 5	Alteon[b]	6,025	5,262	391	403	(31)
September 5	EPiCON[c]	406	390	13	6	(3)
July 1	Architel[d]	474	430	17	16	11
June 23	CoreTek[e]	1,530	1,342	115	176	(103)
June 2	Xros[f]	3,115	2,966	29	191	(71)
May 12	Photonic[g]	32	29	–	–	3
March 16	Clarify[h]	4,851	4,573	210	64	4
January 28	Qtera[i]	3,003	2,629	–	559	(185)
January 24	Dimension[j]	65	58	–	–	7

(a) The 980 NPLC business was a designer and manufacturer of G08 980 nanometer pump-laser chips.
(b) Alteon was a provider of next generation Internet infrastructure solutions.
(c) EPiCON was a provider of a software platform that enabled application service providers to deliver and manage applications and services over the Internet.
(d) Architel was a provider of software systems allowing service providers to provide Internet and other next generation Internet Protocol services.
(e) CoreTek was a developer of strategic optical components.
(f) Xros was a developer of second-generation, large-scale fully photonic switching.
(g) Photonic was a developer of optical component technology for manipulation and control of the polarization of light.
(h) Clarify was a provider of eBusiness front office solutions.
(i) Qtera was a producer of ultra-long reach optical networking systems.
(j) Dimension was an engineering and business strategy consulting firm.
(k) Includes contingent consideration earned after the closing date.
(l) Nortel Networks amortizes acquired technology over two or three years. Prior to adopting Section 3062, goodwill for the above acquisitions was amortized over three or four years.

Form of consideration included in purchase price allocation

Acquisition	Common shares *(millions)*	Assumed stock options *(millions)*	Assumed warrants *(millions)*	Intrinsic fair value of assumed stock options and warrants	Cash
2001					
980 NPLC business	76.6	–	–	$ –	$ –
2000					
Alteon	81.9	29.0	–	$ 846	$ –
EPiCON	4.3	1.0	–	$ 55	$ –
Architel	6.0	0.8	–	$ 30	$ –
CoreTek	14.5	3.4	–	$ 191	$ –
Xros	52.9	2.1	–	$ 40	$ –
Photonic	–	–	–	$ –	$ 32
Clarify	63.4	17.6	–	$ 863	$ –
Qtera	56.4	7.4	1.9	$ 426	$ –
Dimension	–	–	–	$ –	$ 37

In connection with the acquisition of the 980 NPLC business from JDS Uniphase Corporation ("JDS"), Nortel Networks issued approximately 65.7 million common shares. The purchase price included deferred consideration which is payable after December 31, 2003 in common shares of Nortel Networks. The actual number of common shares to be issued to satisfy the deferred consideration will be between 10.9 million and 16.4 million common shares depending on Nortel Networks common share price at that date. A purchase arrangement with JDS may reduce the number of common shares that Nortel Networks would be required to deliver (see note 12). The minimum number of common shares issuable (76.6 million) is considered issued and outstanding for financial reporting purposes.

In connection with the acquisition of Alteon, Nortel Networks sold Alteon's network interface card division to 3Com Corporation for $110 in cash, resulting in a $103 decrease to the goodwill recorded on the acquisition. As part of the acquisition, Nortel Networks assumed a call/put option between Alteon and one of Alteon's investments, Candlestick Networks, Inc. ("Candlestick"). During 2001, Candlestick exercised the call option and Nortel Networks acquired the remaining ownership interest in Candlestick by issuing approximately 1.7 million Nortel Networks Corporation common shares.

In connection with the acquisition of Qtera, approximately 10.4 million Nortel Networks common shares were issued into escrow related to contingent consideration. The intrinsic value included $77 for assumed warrants. The issued common shares, assumed stock options and warrants exclude the common shares that were to be issued to the former holders of assumed stock options and warrants on achievement of certain business performance objectives.

Other acquisitions

Nortel Networks Germany

Effective January 1, 2000, Nortel Networks increased its ownership interest in Nortel Networks Germany GmbH & Co. KG (formerly known as Nortel Dasa Network Systems GmbH & Co. KG), from 50 percent to 58 percent.

Nortel Networks France

Effective January 1, 2000, Nortel Networks increased its ownership interest in Nortel Networks France SAS (formerly known as Matra Nortel Communications S.A.S), from 50 percent to 55 percent.

Contingent consideration

In certain acquisition transactions, Nortel Networks agreed to pay additional purchase consideration upon the achievement of specific objectives by the acquired business. The achievement of these objectives results in an increase in the purchase price of the acquired business for consideration subsequent to the purchase date, and a corresponding increase at that time to the goodwill recorded on the acquisition. The maximum contingent consideration is fixed as at the date of acquisition. The following table outlines acquisitions completed by Nortel Networks for the years ended December 31, 2001 and 2000, for which it was possible for contingent consideration to be earned during the years ended December 31, 2002 and 2001, if the acquired businesses met the specific performance objectives.

	Contingent consideration				
Acquisition	**Earned 2002**	**Earned 2001**	**Earned 2000**	**Earned to date**	**Maximum**
CoreTek[a]	$ –	$ 208	$ 156	$ 364	$ 364
Photonic[b]	–	–	–	–	5
Qtera[b]	–	–	300	300	500
Dimension[c]	–	13	15	28	34

(a) Paid in common shares upon CoreTek having achieved certain business performance objectives in 2000 and 2001.
(b) 2001 contingent consideration was not earned and remaining contingent consideration will not be paid.
(c) Remaining contingent consideration is not payable due to the closure of the Dimension business.

IPR&D

IPR&D was estimated using independent valuations and was allocated to each IPR&D project using the estimated fair value based on cash flows generated from the products that would result from each of the projects.

Revenues were estimated based on relevant market size and growth factors, expected industry trends, individual product sales cycles, the estimated life of each product's underlying technology, and historical pricing. Estimated operating expenses include cost of goods sold, selling, general and administrative and R&D expenses. The estimated R&D expenses include costs to maintain the products once they have been introduced into the market and are generating revenues and costs to complete the IPR&D. Operating expense estimates were consistent with historical margins and expense levels for similar products.

The discount rates used to discount the projected net returns were based on a weighted average cost of capital relative to Nortel Networks and the high technology industry, as well as the product-specific risk associated with the IPR&D projects. Product-specific risk includes the stage of completion of each product, the complexity of the development work completed to date, the likelihood of achieving technological feasibility, and market acceptance.

The forecast data employed in the analyses for IPR&D was based upon both forecast information maintained by the acquired companies and Nortel Networks estimate of future performance of the business. The inputs used by Nortel Networks in analyzing IPR&D were based upon assumptions that Nortel Networks believes to be reasonable but which are inherently uncertain and unpredictable. These assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur. Accordingly, actual results may vary from the forecasted results.

A brief description of the IPR&D projects in process, completed, sold or closed during the year ended December 31, 2002, is set forth in the table below.

Acquisition	**IPR&D project**	**Estimated percentage complete on acquisition**	**Expected cost to complete on acquisition**	**Discount rate utilized**
980 NPLC	G08 980 nanometer pump-laser chip[a]	10%	$ 10.0	25%
CoreTek	Optical performance monitor[b]	75%	2.4	23%
CoreTek	Laser locker card[b]	65%	4.2	23%
Xros	X-1000[b]	65%	8.8	22%

(a) This project was sold to Bookham as part of the sale of the 980 NPLC business.
(b) These projects were closed as part of Nortel Networks work plan to streamline its business.

10. Long-term debt and credit facilities

Long-term debt

At December 31, long-term debt consisted of:

	2002	2001
6.875% Notes due and paid October 1, 2002	$ –	$ 300
6.00% Notes due September 1, 2003	164	200
6.125% Notes due February 15, 2006	1,314	1,500
7.40% Notes due June 15, 2006[(a)]	150	150
4.25% Convertible senior notes due September 1, 2008	1,417	1,350
6.875% Notes due September 1, 2023	200	200
7.875% Notes due June 15, 2026[(a)]	150	150
Other long-term debt with various repayment terms and a weighted average interest rate of 4.970%	88	138
Obligations under capital leases	6	20
	$ 3,489	$ 4,008
Less: Long-term debt due within one year	233	384
Long-term debt	$ 3,256	$ 3,624

(a) Notes were issued by Nortel Networks Capital Corporation, an indirect wholly owned finance subsidiary of NNL, and are fully and unconditionally guaranteed by NNL.

At December 31, 2002, the amounts of long-term debt payable for each of the years ending December 31 consisted of:

2003	$ 233
2004	20
2005	–
2006	1,465
2007	–
Thereafter	1,771
Total long-term debt payable	$ 3,489

On August 15, 2001, Nortel Networks completed an offering of $1,800 of 4.25 percent convertible senior notes (the "Senior Notes"), due on September 1, 2008. The Senior Notes pay interest on a semi-annual basis on March 1 and September 1, which began March 1, 2002. The Senior Notes are convertible, at any time by holders into common shares of Nortel Networks, at an initial conversion price of ten dollars per common share, subject to adjustment upon the occurrence of certain events. Nortel Networks may redeem some or all of the Senior Notes in cash at any time on or after September 7, 2004 at a redemption price of between 100 percent and 102.125 percent of the principal amount of the Senior Notes depending on the redemption date, plus accrued and unpaid interest and additional interest, if any, to the date of the redemption. In addition, Nortel Networks may be required to redeem the Senior Notes in cash and/or common shares under certain circumstances such as a change in control, or Nortel Networks may redeem the Senior Notes at its option under certain circumstances such as a change in the applicable Canadian withholding tax legislation. Nortel Networks principal direct operating subsidiary, NNL, is the full and unconditional guarantor of the Senior Notes in the event Nortel Networks does not make payments for the principal, interest, premium, if any, or other amounts, if any, as they are due. The guarantee is a direct, unconditional and unsubordinated obligation of NNL.

The Senior Notes are financial instruments that contain both a liability and equity component. As a result, the Senior Notes were allocated based on the fair value of the debt component calculated at $1,325, with the residual of $475 being assigned to the equity component. The debt component of the Senior Notes will be accreted to the face value of the Senior Notes over the seven-year term of the Senior Notes, with the resulting charge recorded to interest expense. The $475 has been classified as a separate component of shareholders' equity.

On February 8, 2001, NNL completed an offering of $1,500 of 6.125 percent notes due on February 15, 2006 (the "6.125 percent Notes"). The 6.125 percent Notes pay interest on a semi-annual basis on February 15 and August 15, which began on August 15, 2001. The 6.125 percent Notes are redeemable, at any time at NNL's option, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest and a make-whole premium.

During the year ended December 31, 2002, Nortel Networks paid $162, to purchase a portion of its 6.00 percent notes due on September 1, 2003 and the 6.125 percent Notes with carrying values of $36 and $186, respectively. The early extinguishment of debt resulted in a gain of $60 which is included in the consolidated statement of operations within Other income (expense) – net.

Credit facilities

At December 31, 2002 and 2001, Nortel Networks had total unused committed credit facilities of approximately $750 and $4,075, respectively. The $750 April 2000 five-year syndicated credit facilities are generally available at interest rates of LIBOR plus a spread, dependent on the amount drawn under these credit facilities and, in certain cases, the senior long-term debt ratings of NNL.

On December 13, 2002, the $1,510 December 2001 364-day syndicated credit facilities of NNL and its subsidiary, Nortel Networks Inc. ("NNI"), expired in accordance with their terms and NNL and NNI agreed to terminate their $1,175 April 2002 364-day syndicated credit facilities.

On April 12, 2000, NNL and NNI entered into five-year syndicated credit facilities, which permit borrowings in an aggregate amount of up to $750. The credit facilities contain a financial covenant that requires the maintenance of a consolidated tangible net worth of not less than $1,888 at the consolidated NNL level. These credit facilities also benefit from a security package over substantially all of NNL's assets and those of most of its United States and Canadian subsidiaries and either a pledge of shares or a guarantee by certain of NNL's other subsidiaries. The security was effective on April 4, 2002 upon the downgrading of NNL's senior long-term debt ratings to below investment grade, defined as either Baa3 or BBB –, as determined by Moody's Investor Services, Inc. ("Moody's") or Standard & Poor's Ratings Service ("S&P"), respectively. In addition, Nortel Networks consolidated public debt securities are also secured equally and ratably with the obligations under NNL's and NNI's $750 April 2000 five year syndicated credit facilities (see note 21).

11. Financial instruments and hedging activities

Risk management

Nortel Networks net earnings (loss) and cash flows may be negatively impacted by fluctuating interest rates, foreign exchange rates and equity prices. To effectively manage these market risks, Nortel Networks enters into foreign currency forwards, foreign currency swaps, foreign currency option contracts, interest rate swaps and equity forward contracts. Nortel Networks does not hold or issue derivative financial instruments for trading purposes.

Foreign currency risk

Nortel Networks enters into option contracts to limit its exposure to exchange fluctuations on future revenue or expenditure streams, and forward contracts, which are denominated in various currencies, to limit its exposure to exchange fluctuations on existing assets and liabilities and on future revenue or expenditure streams. Option and forward contracts used to hedge future revenue or expenditure streams are designated as cash flow hedges and hedge specific exposures. Option and forward contracts not designated as hedging instruments are also used to economically hedge the impact of fluctuations in exchange rates on existing assets and liabilities and on future revenue and expenditure streams.

The following table provides a summary of the total notional amounts of option and forward contracts as at December 31:

Currency	2002[(a)]	2001
Canadian dollar	$ 972	$ 1,873
British pound	8	79
Euro	555	124
Other	75	64
	$ 1,610	$ 2,140

(a) Expected maturity dates for all notional amounts of option and forward contracts as at December 31, 2002 is fiscal 2003.

Interest and dividend rate risk

Nortel Networks enters into interest rate swap contracts to minimize financing costs on long-term debt and to manage interest rate risk on existing liabilities and receivables due to interest rate fluctuations. These contracts swap floating interest rate payments to fixed interest rate payments or vice versa. These contracts are designated as fair value hedges only when they are used to swap fixed interest rates to floating interest rates. These swap contracts have remaining terms to maturity between 9 months and 3.5 years. Nortel Networks from time to time enters into United States to Canadian dollar cross currency coupon swap contracts, which are designated as hedging instruments, to limit its exposure to foreign currency fluctuations on the cash dividends payable on the outstanding Non-cumulative Redeemable Class A Preferred Shares Series 7 of NNL. These contracts have remaining terms to maturity of 20 years.

The following table provides a summary of interest rate swap contracts and cross currency coupon swap contracts and their aggregated weighted-average rates as at December 31:

	2002	2001
Interest rate swaps:		
Received-fixed swaps – notional amount	$ 975	$ 375
Average fixed rate received	6.3%	6.6%
Average floating rate paid	4.1%	2.5%
Cross currency coupon swap contracts:		
Received-fixed swaps – notional amount	$ –	$ 220
Average fixed rate received	–	4.9%
Average floating rate paid	–	3.2%
Received-cross currency swaps – notional amount	$ 224	$ –
Average floating rate received (Canadian $)	2.9%	–
Average floating rate paid (United States $)	1.5%	–

During 2002, the terms of the cross currency coupon swap contracts changed from fixed to floating, to floating to floating, in accordance with the counterparty agreement. The notional amounts remained unchanged in the amount of Canadian $350.

Fair value

The estimated fair values approximate amounts at which financial instruments could be exchanged in a current transaction between willing parties. The fair values are based on estimates using present value and other valuation techniques that are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates that reflect varying degrees of risk. Specifically, the fair value of interest rate swaps and forward contracts reflects the present value of the potential gain or loss if settlement had taken place on December 31, 2002; the fair value of option contracts reflects the cash flows due to or by Nortel Networks if settlement had taken place on December 31, 2002; and the fair value of long-term debt instruments reflects a current yield valuation based on observed market prices as of December 31, 2002. Accordingly, the fair value estimates are not necessarily indicative of the amounts that Nortel Networks could potentially realize in a current market exchange.

The following table provides the carrying amounts and fair values for all financial assets and liabilities for which fair value differed from carrying amount, and fair values recorded for derivative financial instruments, as at December 31:

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial liabilities:				
Long-term debt due within one year	$ 233	$ 225	$ 384	$ 388
Long-term debt	$ 3,256	$ 2,155	$ 3,624	$ 3,113
Derivative financial instruments net asset (liability) position:				
Interest rate swap contracts	$ –	$ 80	$ –	$ 20
Forward and option contracts	$ –	$ 4	$ –	$ (38)
Cross currency coupon swap contracts	$ –	$ 1	$ –	$ (14)
Other	$ –	$ (2)	$ –	$ 3

Credit risk

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations to Nortel Networks. Nortel Networks is exposed to credit risk in the event of non-performance, but does not anticipate non-performance by any of the counterparties. Nortel Networks limits its credit risk by dealing with counterparties that are considered to be of high credit quality. The maximum potential loss on all financial instruments may exceed amounts recognized in the accompanying consolidated financial statements. However, Nortel Networks maximum exposure to credit loss in the event of non-performance by the other party to the derivative contracts is limited to those derivatives that had a positive fair value at December 31, 2002. Nortel Networks is also exposed to credit risk from customers. However, Nortel Networks global orientation has resulted in a large number of diverse customers, which minimizes concentrations of credit risk.

Other derivatives

Nortel Networks may invest in warrants to purchase securities of other companies as a strategic investment. Such warrants are generally not eligible to be designated as hedging instruments as there is no corresponding underlying exposure. In addition, Nortel Networks may enter into certain commercial contracts containing derivative financial instruments.

Receivables sales

In 2002, 2001 and 2000, Nortel Networks entered into various agreements to sell certain of its receivables. These receivables were sold at a discount of $32, $53 and $41 from book value for the years ended December 31, 2002, 2001 and 2000 respectively, at annualized discount rates of approximately 3 percent to 5 percent, 5 percent to 8 percent and 3 percent to 5 percent for the years ended December 31, 2002, 2001 and 2000, respectively. Certain receivables have been sold with limited recourse, not exceeding 10 percent, of $9, $6 and $36 as at December 31, 2002, 2001 and 2000, respectively.

Under certain agreements, Nortel Networks has continued as servicing agent and/or has provided limited recourse. The fair value of these retained interests is based on the market value of servicing the receivables, historical payment patterns and appropriate discount rates as applicable. Generally, trade receivables that are sold do not experience prepayments. The amounts associated with any servicing assets approximate Nortel Networks cost of servicing and, as such, no servicing asset or liability was recognized. Also, Nortel Networks has not historically experienced significant credit losses with respect to receivables sold with limited recourse and as such no liability was recognized.

There is a possibility that the actual performance of receivables or the cost of servicing the receivables will differ from the assumptions used to determine fair values at the transfer date and at each reporting date. Assuming hypothetical simultaneous unfavorable variations of up to 20 percent in credit losses, the discount rate used and the cost of servicing the receivables, the pre-tax impact on the value of the retained interests would not be significant.

12. Guarantees and commitments

Guarantees

Nortel Networks has entered into agreements that contain features which are generally considered to be contracts that contingently require Nortel Networks to make payments (either in cash, financial instruments, other assets, common shares of Nortel Networks or through the provision of services) to a third party based on changes in an underlying economic characteristic (such as interest rates or market value) that is related to an asset, a liability or an equity security of the other party. Nortel Networks has the following major types of guarantees:

(a) Business sale agreements

In connection with agreements for the sale of portions of its business, including certain discontinued operations, Nortel Networks has typically retained the liabilities of a business which relate to events occurring prior to its sale, such as tax, environmental, litigation and employment matters. Nortel Networks generally indemnifies the purchaser of a Nortel Networks business in the event that a third party asserts a claim against the purchaser that relates to a liability retained by Nortel Networks. These types of indemnification guarantees typically extend for a number of years.

Nortel Networks is unable to estimate the maximum potential liability for these types of indemnification guarantees as the business sale agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

Historically, Nortel Networks has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

(b) Intellectual property indemnification obligations

Nortel Networks has entered periodically into agreements with customers and suppliers that include limited intellectual property indemnification obligations that are customary in the industry. These guarantees generally require Nortel Networks to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions.

The nature of the intellectual property indemnification obligations prevents Nortel Networks from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. Historically, Nortel Networks has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

(c) Lease agreements

Nortel Networks has entered into agreements with its lessors that guarantee the lease payments of certain sub-lessees of its facilities to lessors. Generally, these lease agreements relate to facilities Nortel Networks vacated prior to the end of the term of its lease. These lease agreements require Nortel Networks to make lease payments throughout the lease term if the sub-lessee fails to make scheduled payments. These lease agreements have expiration dates through June 2012. The maximum amount that Nortel Networks may be required to pay under these types of agreements is $40.

Nortel Networks has also entered into an agreement to indemnify a certain lessor against certain additional costs, including financing costs, and costs incurred relating to construction problems with the building, through the term of the lease, which expires in May 2013. The maximum amount that Nortel Networks may be required to pay under this lease agreement is $77.

In addition, Nortel Networks has entered into agreements to indemnify certain lessors, through the terms of their leases, which expire through May 2013, against costs incurred as a result of changes in laws and regulations (including tax legislation) or in the interpretations of such laws and regulations, as a result of losses from litigation that may be suffered by them or, in the case of a particular lessor, if the transaction becomes invalid. The maximum amount that Nortel Networks may be required to pay that lessor in the event the transaction becomes invalid is $77. The maximum potential losses resulting from the other types of lease guarantees cannot be reasonably estimated.

Historically, Nortel Networks has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

(d) Third party debt agreements

Nortel Networks has guaranteed the debt of certain customers. These third party debt agreements require Nortel Networks to make debt payments throughout the term of the related debt instrument if the customer fails to make scheduled debt payments. These third party debt agreements have expiration dates extending to May 2012. The maximum amount that Nortel Networks may be required to pay under these types of debt agreements is $13.

Historically, Nortel Networks has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

(e) Indemnification of lenders and agents under credit facilities

Under its credit facilities, Nortel Networks has agreed to indemnify its lenders under such facilities against costs or losses resulting from changes in laws and regulations which would increase the lenders' costs, and from any legal action brought against the lenders related to the use of loan proceeds. These indemnifications generally extend for the term of the credit facilities and do not provide for any limit on the maximum potential liability.

Historically, Nortel Networks has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

(f) Other indemnification agreements

Nortel Networks has entered into agreements that provide for other types of indemnifications to counterparties in transactions including securitization agreements, investment banking agreements, guarantees related to the administration of capital trust accounts, guarantees related to the administration of employee benefit plans, indemnification of trustees under indentures for outstanding public debt, and sales of assets (other than business sale agreements). These indemnification agreements generally require Nortel Networks to indemnify the counterparties for costs incurred as a result of changes in laws and regulations (including tax legislation) or in the interpretations of such laws and regulations, and/or as a result of losses from litigation that may be suffered by the counterparties arising from the transactions. These types of indemnification agreements normally extend over an unspecified period of time from the date of the transaction and do not provide for any limit on the maximum potential amount.

Nortel Networks in the past has also entered into guarantees related to the escrow of shares in business combinations. These types of indemnifications generally require Nortel Networks to indemnify counterparties for loss incurred from litigation that may be suffered by counterparties arising under the agreement. These types of agreements exist over a specified period of time from the date of the business combination and do not provide for any limit on the maximum potential amount.

The nature of such agreements prevents Nortel Networks from making a reasonable estimate of the maximum potential amount it could be required to pay to its counterparties. The difficulties in assessing the amount of liability result primarily from the unpredictability of future changes in laws, the inability to determine how laws (in particular tax legislation) apply to counterparties and the unlimited coverage (in time and dollar amount) offered to counterparties.

Historically, Nortel Networks has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

(g) Product warranties

As part of the normal sale of product, Nortel Networks has provided its customers with product warranties. These warranties extend for periods generally ranging from one to five years from the date of sale. The following summarizes the accrual of product warranties that is recorded as part of other accrued liabilities in the accompanying consolidated balance sheets as at December 31, 2002:

Balance at the beginning of the year	$	248
Payments made during the year		(163)
Warranties issued during the year		155
Balance at end of year	$	240

Bid and performance related bonds

Nortel Networks has entered into bid and performance related bonds associated with various contracts. These contracts generally have terms ranging from two to five years. Performance related bonds generally have a term of twelve months. Bid bonds generally have a much shorter term. Potential payments due under these bonds are related to Nortel Networks performance under the applicable contract. The total amount of bid and performance related bonds that were available and undrawn was $362, excluding restricted cash and cash equivalents of $249 (see note 13), as at December 31, 2002 and $1,170 as at December 31, 2001.

Customer financing

Pursuant to certain financing agreements, Nortel Networks is committed to provide future financing in connection with purchases of Nortel Networks products and services. The unfunded commitments were $801 and $1,611 as at December 31, 2002 and 2001, respectively. Commitments to extend future financing generally have conditions for funding, fixed expiration or termination dates and specific interest rates and purposes. Nortel Networks attempts to limit its financing credit risk by utilizing an internal credit committee that actively monitors the credit exposure of Nortel Networks.

In addition, pursuant to these financing agreements, Nortel Networks has provided financing of $292 (net of a provision of $799) and $464 (net of a provision of $887), as at December 31, 2002 and 2001, respectively, excluding discontinued operations.

Joint ventures/minority interests

On October 19, 2002, Nortel Networks entered into a number of put option and call option agreements (the "Options") as well as a share exchange agreement (the "Share Exchange") with its partner in three European joint ventures. The Options allow the minority interest partner in each joint venture to sell its interest in that joint venture to the other partner at a fixed amount. The Share Exchange allows each partner to exchange a stipulated number of shares in its minority interest for a stipulated number of shares in the other party's minority interest. The Options and the Share Exchange can be exercised between July 1, 2003 and December 31, 2003 subject to certain terms and conditions.

If the Options and the Share Exchange are exercised, Nortel Networks would be required to deliver to the joint venture partner net consideration of approximately $114, consisting of approximately $42 in cash, and an in-kind component of approximately $72, representing the return of a loan note currently owed to Nortel Networks by an affiliate of the joint venture partner. If completed, the transactions would result in the acquisition by Nortel Networks of two joint venture minority interests which would be accounted for under the purchase method of accounting and the disposition of its minority interest in the third joint venture. These transactions are not expected to have a material impact on the business, results of operations, and financial condition of Nortel Networks.

The written Options are required to be marked to fair value through the consolidated statement of operations at each period end until they are either exercised or expire. At December 31, 2002, Nortel Networks estimated the fair value of the written Options to be approximately $78 (included in the accompanying consolidated balance sheets within other accrued liabilities). The impact to the consolidated statement of operations for the year ended December 31, 2002 after the effect of indirectly related transactions was a net loss of $33 (included within other income (expense) – net). The purchased Options and the Share Exchange were initially recorded at fair value and will be assessed for impairment throughout their term until they are either exercised or expire.

The estimated fair values of the Options were based on an estimate of the current fair values of the respective joint ventures using an option-pricing model that is dependent on the assumptions used concerning the amount of volatility and the discount rates that reflect varying degrees of risk. Accordingly, the fair value estimates are not necessarily indicative of the amounts that Nortel Networks could potentially realize in current market exchanges.

Purchase commitments

Nortel Networks has entered into purchase commitments with certain suppliers under which it commits to buy a minimum amount or percentage of designated products in exchange for price guarantees or similar concessions. In certain of these agreements, Nortel Networks may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

In addition to such purchase commitments, Nortel Networks has also agreed with JDS that if Nortel Networks purchases a minimum amount of designated products determined as a percentage of Nortel Networks total purchases for such products during the period from January 1, 2001 to December 31, 2003, Nortel Networks would earn consideration from JDS as a reduction, in whole or in part, of the $500 deferred consideration otherwise payable in Nortel Networks common shares to JDS (see note 9). The consideration was valued at $500 as at the February 5, 2001 agreement date and has been recorded as purchase discounts and reflected as a reduction of cost of revenues in the amount of $149 and $152 in 2002 and 2001, respectively. Nortel Networks believes that its purchases to date are sufficient to meet the required percentage of Nortel Networks total purchases to December 31, 2003. Subsequent to the sale of the majority of its optical components business to Bookham on November 8, 2002, Nortel Networks has begun negotiations with JDS related to certain aspects of this arrangement and as a result, Nortel Networks has not recognized any additional purchase discounts beyond November 8, 2002 pending the outcome of these negotiations.

Nortel Networks entered into an arrangement with a minimum purchase commitment of $120 with Bookham. The terms of the commitment require Nortel Networks to purchase $120 of product from Bookham between November 8, 2002 and March 31, 2004. Should there be a shortfall, Nortel Networks would make a cash payment for a portion of the balance.

Operating leases and other commitments

At December 31, 2002, the future minimum payments under both operating leases and outsourcing contracts, net of lease commitments accrued for as part of restructuring contract settlement and lease costs (see note 6) consisted of:

	Operating leases	Outsourcing contracts
2003	$ 316	$ 291
2004	229	273
2005	203	270
2006	150	268
2007	121	265
Thereafter	707	263
Total future minimum payments	$ 1,726	$ 1,630

Rental expense on operating leases for the years ended December 31, 2002, 2001 and 2000 amounted to $469, $756 and $683, respectively.

During the year ended December 31, 2002, Nortel Networks entered into sale leaseback transactions for certain of its properties with carrying values of approximately $270 which resulted in a loss on disposal of $3.

Expenses related to outsourcing contracts for the years ended December 31, 2002, 2001 and 2000, amounted to $364, $498 and $176, respectively, and are for services provided to Nortel Networks primarily related to information services, a portion of payroll, capital services, accounts payable, and training and resource functions. The minimum amount payable under Nortel Networks outsourcing contracts is variable to the extent that Nortel Networks workforce fluctuates from the baseline levels contained in the contracts.

13. Restricted cash and cash equivalents

Due to the current general economic and industry environment, and NNL's current credit ratings, the basis under which customer bid and performance related bonds and contracts can be obtained has changed, resulting in (but not limited to) increased cash collateral requirements and/or increased fees in connection with obtaining new customer bid and performance related bonds and contracts. As at December 31, 2002, approximately $249 of cash and cash equivalents was restricted as collateral for certain customer bid and performance related bonds and contracts.

14. Capital stock

Common shares

Nortel Networks is authorized to issue an unlimited number of common shares without nominal or par value. At December 31, the outstanding number of common shares included in shareholders' equity consisted of:

	2002		2001		2000	
(number of shares in thousands)	Number of shares	$	Number of shares	$	Number of shares	$
Balance at beginning of year	3,213,742	$ 32,053	3,095,772	$ 28,659	2,754,309	$ 10,077
Shares issued pursuant to:						
Shareholder dividend reinvestment and stock purchase plan	–	–	483	6	244	13
Stock option plans	3,924	134	21,499	530	54,547	1,136
Acquisition and acquisition related[(a)]	(330)	(13)	86,953	2,797	293,998	17,433
Conversion of subsidiary preferred shares	–	–	9,035	61	–	–
Plan of arrangement[(b)]	–	–	–	–	(7,326)	–
Common share offering[(c)]	632,500	857	–	–	–	–
Prepaid forward purchase contracts[(d)]	448	1	–	–	–	–
Other[(e)]	–	(301)	–	–	–	–
Balance at end of year	3,850,284	$ 32,731	3,213,742	$ 32,053	3,095,772	$ 28,659

(a) Common shares issued as part of the purchase price consideration. During the year ended December 31, 2002, common shares were cancelled as earn out provisions were forfeited pursuant to their applicable agreements.
(b) Options excercisable for approximately 0.7852 of a common share (before giving effect to the May 5, 2000 stock split) granted pursuant to the Arrangement to holders of BCE options at the effective date of the Arrangement.
(c) On June 12, 2002, Nortel Networks issued 632,500,000 common shares for net proceeds of approximately $857, net of issue costs of $36.
(d) Concurrent with the common share offering on June 12, 2002, Nortel Networks issued 28,750 prepaid forward purchase contracts for net proceeds of $623, net of issue costs of $26, which were recorded as an element of shareholders' equity. As at December 31, 2002, 448,309 common shares have been issued for net proceeds of $1 as a result of the early settlement of 28 prepaid forward purchase contracts during the year.
(e) Purchase discounts under the JDS purchase commitment (see note 12).

During the year ended December 31, 2001, Nortel Networks issued common shares to the holders of the 200 Cumulative Redeemable Class A Preferred Shares Series 4 ("Series 4 Preferred Shares") of NNL, each of whom had exercised their right to exchange their Series 4 Preferred Shares for common shares of Nortel Networks. The number of common shares issued for each Series 4 Preferred Share was determined by dividing Canadian $0.5 by the greater of Canadian $2.50 per common share and 95 percent of the weighted average trading price per common share of Nortel Networks on the Toronto Stock Exchange for the 10 trading days immediately preceding the date on which such common shares were issued in the exchange.

Stock consolidations and stock splits

On September 25, 2002, Nortel Networks announced that it planned to present a proposal to its shareholders for a consolidation of its outstanding common shares (also known as a reverse stock split) at its annual and special meeting planned for the spring of 2003. The announcement stated that the planned consolidation was intended to satisfy the New York Stock Exchange's ("NYSE") continued listing requirements.

On February 14, 2003, Nortel Networks announced that its Board of Directors planned to ask shareholders, at its annual and special meeting to be held April 24, 2003, to give authority to the Nortel Networks Board of Directors to implement a consolidation of its outstanding common shares, in its sole discretion, at any time prior to April 15, 2004, at a consolidation ratio within the range of one post-consolidation common share for every five pre-consolidation common shares to one post-consolidation common share for every ten pre-consolidation common shares.

On April 27, 2000, as part of the Arrangement, Nortel Networks implemented a two-for-one stock split (the "2000 Stock Split"). The 2000 Stock Split was effective for registered common shareholders at the close of business on May 5, 2000. All comparative references to loss per common share from continuing operations, loss per common share from discontinued operations, dividends declared per common share, weighted average number of common shares outstanding and common shares issued and outstanding, have previously been restated to reflect the impact of the 2000 Stock Split.

Prepaid forward purchase contracts

On June 12, 2002, concurrent with Nortel Networks common share offering, 28,750 equity units were offered, each initially evidencing its holder's ownership of a prepaid forward purchase contract ("purchase contract"), entitling the holder to receive Nortel Networks common shares and specified zero-coupon U.S. treasury strips ("U.S. treasury strips"). Net proceeds to Nortel Networks from the purchase contracts were $623. During the year ended December 31, 2002, 28 purchase contracts were settled early resulting in 448,309 common shares being issued for net proceeds of $1. As at December 31, 2002, 28,722 purchase contracts were outstanding. The purchase contracts are classified as a separate element in shareholders' equity. In accordance with CICA Handbook Section 3860 "Financial Instruments – Disclosure and Presentation", a charge to deficit is recorded to accrete the value of the purchase contracts to their face value over the term of the purchase contracts. The accretion was $32 for the year ended December 31, 2002.

The settlement date for each remaining purchase contract is August 15, 2005, subject to acceleration or early settlement in certain cases. The aggregate number of Nortel Networks common shares issuable on the settlement date will be between approximately 485 million and 582 million shares, subject to certain anti-dilution adjustments (which includes adjustments for the proposed consolidation of Nortel Networks common shares). On the settlement date (or earlier if an acceleration event occurs prior to the settlement date or if the holder has elected an early settlement option), Nortel Networks will issue and deliver to the holder of each purchase contract after February 15, 2003 between 16,885.93 and 20,263.12 of its common shares (depending on the applicable market value), subject to certain anti-dilution adjustments. The applicable market value will be the average of the closing prices of Nortel Networks common shares on the New York Stock Exchange during a period shortly before the settlement date. If the applicable market value of Nortel Networks common shares is:

- greater than $1.692 per share, 16,885.93 common shares will be issued and delivered for each purchase contract;
- less than or equal to $1.692 per share but greater than $1.410 per share, the number of common shares to be issued and delivered for each purchase contract will be equal to $28,571.00 divided by the applicable market value; and
- less than or equal to $1.410 per share, 20,263.12 common shares will be issued and delivered for each purchase contract.

A holder of purchase contracts may elect to accelerate the settlement date in respect of some or all of its purchase contracts. Upon an early settlement on or after August 15, 2002 and prior to February 15, 2003, the holder was entitled to receive 16,011.04 Nortel Networks common shares per purchase contract (regardless of the market price of Nortel Networks common shares at that time), subject to certain anti-dilution adjustments. Upon an early settlement on or after February 15, 2003, the holder will receive 16,885.93 Nortel Networks common shares per purchase contract (regardless of the market price of Nortel Networks common shares at that time), subject to certain anti-dilution adjustments.

If Nortel Networks Corporation is involved in a merger, amalgamation, arrangement, consolidation or other reorganization event (other than with or into NNL or certain other subsidiaries) in which all of its common shares are exchanged for consideration of at least 30 percent of the value of which consists of cash or cash equivalents, then a holder of purchase contracts may elect to accelerate and settle some or all of its purchase contracts, for Nortel Networks common shares.

The settlement date under each purchase contract will automatically accelerate upon occurrence of specified events of bankruptcy, insolvency or reorganization with respect to Nortel Networks Corporation. Upon acceleration of the settlement date, holders will be entitled to receive 20,263.12 Nortel Networks common shares per purchase contract (regardless of the market price of Nortel Networks common shares at that time), subject to some anti-dilution adjustments.

The U.S. treasury strips were purchased directly by a representative of the underwriters from the gross proceeds of the equity unit offering and were delivered to a third party acting as a custodian on behalf of the equity unit holders. Nortel Networks has no obligations with respect to or interest in the U.S. treasury strips. Accordingly, they are not reflected in the accompanying consolidated financial statements.

Preferred Shares

Nortel Networks Corporation is authorized to issue an unlimited number of Class A preferred shares, which rank senior to the Class B preferred shares and the common shares upon a distribution of capital or assets, and an unlimited number of Class B preferred shares, which rank junior to the Class A preferred shares and senior to the common shares upon a distribution of capital or assets, in each case without nominal or par value. Each of the Class A and Class B preferred shares are issuable in one or more series, each series having such rights, restrictions and provisions as determined by the Board of Directors of Nortel Networks Corporation at the time of issue. None of the Class A or Class B preferred shares of Nortel Networks Corporation has been issued.

Dividends

Dividends on the outstanding common shares are declared in United States dollars. Nortel Networks Corporation suspended future common share dividends after payment on June 29, 2001 of the $0.01875 per common share dividend.

Shareholder rights plan

Effective May 1, 2000, Nortel Networks adopted a shareholder rights plan (the "Rights Plan"). The fundamental objectives of the Rights Plan are to provide adequate time for the Nortel Networks Board of Directors and Nortel Networks shareholders to assess an unsolicited take-over bid for Nortel Networks, to provide the Nortel Networks Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if such a bid is made, and to provide Nortel Networks shareholders with an equal opportunity to participate in such a bid.

Under the Rights Plan, Nortel Networks issued one right for each common share outstanding on May 5, 2000, after giving effect to the 2000 Stock Split, and Nortel Networks has issued and will continue to issue one right in respect of each common share issued after May 5, 2000 until the occurrence of certain events associated with an unsolicited takeover bid.

The initial issuance of the rights did not alter the financial condition of Nortel Networks, impede its business plans, or alter its consolidated financial statements. The initial issuance of the rights was not dilutive. However, if a "Flip-In Event" (as defined in the Rights Plan) occurs and the rights separate from the Nortel Networks common shares as described in the Rights Plan, reported earnings (loss) per share may be affected. In addition, holders of rights not exercising their rights after a Flip-In Event may suffer substantial dilution.

The Rights Plan will expire at the close of business on April 24, 2003, which is the date of Nortel Networks annual and special shareholders meeting, unless reconfirmed at such meeting. In anticipation of seeking reconfirmation of the Rights Plan, the Rights Plan was amended and restated as of February 14, 2003 to update it to reflect a continued evolution of the terms of rights plans adopted by Canadian public companies since 2000. The amended and restated Rights Plan will only be effective upon approval by a majority vote of certain independent shareholders at Nortel Networks annual and special shareholders meeting on April 24, 2003.

15. Loss per common share

The following table details the weighted average number of Nortel Networks common shares outstanding for each of the years ended December 31:

(millions of shares)	2002	2001	2000
Weighted average number of common shares outstanding – basic and diluted[(a)]	3,838	3,189	2,953

(a) The basic weighted average number of Nortel Networks common shares outstanding includes the minimum number of common shares to be issued upon settlement of the purchase contracts of 485, and includes the effect of early settlement by holders to December 31, 2002 (see note 14). The impact of these 485 common shares on a weighted basis is 270 for the year ended December 31, 2002.

As a result of the net losses for each of the years ended December 31, 2002, 2001 and 2000, the following potentially dilutive securities have not been included in the calculation of diluted loss per common share, because to do so would have been anti-dilutive:

(millions of shares)	2002	2001	2000
Stock options	1	30	155
4.25 percent convertible senior notes due on September 1, 2008	180	68	–
Prepaid forward purchase contracts (note 14)	14	–	–
Total	195	98	155

For the years ended December 31, 2002, 2001 and 2000 approximately 255, 127 and 70 options, respectively, were excluded from the computation of weighted average number of common shares outstanding – diluted as the applicable option exercise price was greater than the average market price of Nortel Networks common shares.

16. Stock-based compensation plans

Stock options

Under the Nortel Networks Corporation 2000 Stock Option Plan (the "2000 Plan"), options to purchase Nortel Networks common shares may be granted to employees and directors of Nortel Networks that entitle the holder to purchase one common share at a subscription price of not less than 100 percent of market value on the effective date of the grant. Subscription prices are stated and payable in United States dollars for United States options and in Canadian dollars for Canadian options. Generally, options outstanding at December 31, 2002, vest 33⅓ percent on the anniversary date of the grant for three years. The committee of the Board of Directors of Nortel Networks that administers the 2000 Plan has the discretion to vary the period during which the holder has the right to exercise options and, in certain circumstances, may accelerate the right of the holder to exercise options, but in no case shall the exercise period exceed ten years. Nortel Networks will meet its obligations under the 2000 Plan either by issuance, or by purchase on the open market, of common shares.

The maximum number of common shares authorized by the shareholders and reserved for issuance by the Board of Directors of Nortel Networks under the 2000 Plan is 94,000,000. The maximum number of common shares which may be issued from treasury under the 2000 Plan to all non-employee directors of Nortel Networks is 500,000.

Under the Nortel Networks Corporation 1986 Stock Option Plan As Amended and Restated (the "1986 Plan"), options to purchase Nortel Networks common shares may be granted to employees of Nortel Networks that entitle the holder to purchase one common share at a subscription price of not less than 100 percent of market value on the effective date of the grant. Subscription prices are stated in United States dollars for United States options and in Canadian dollars for Canadian options. Generally, options may be exercised as follows: options granted in 1997 through 2002 vest 33⅓ percent on the anniversary date of the grant for three years; and options granted in 1991 through 1996 vest 50 percent after the first anniversary date of grant and the remainder after the second anniversary date of grant. The committee of the Board of Directors of Nortel Networks that administers the 1986 Plan has the discretion to vary the period during which the holder has the right to exercise options and, in certain circumstances, may accelerate the right of the holder to exercise options, but in no case shall the exercise period exceed ten years. Nortel Networks will meet its obligations under the 1986 Plan either by issuance, or by purchase on the open market, of common shares.

The maximum number of common shares authorized by the shareholders and reserved for issuance by the Board of Directors of Nortel Networks under the 1986 Plan is 469,718,040. The maximum number of common shares with respect to which options may be granted for the 2001 calendar year and any year thereafter under the 1986 Plan is 3 percent of Nortel Networks common shares issued and outstanding at the commencement of the year, subject to certain adjustments.

Options granted under the 2000 Plan and 1986 Plan may be granted with or without a stock appreciation right ("SAR"). A SAR entitles the holder to receive payment of an amount equivalent to the excess of the market value of a common share at the time of exercise of the SAR over the subscription price of the common share to which the option relates. Options with SARs may be granted on a cancellation basis, in which case the exercise of one causes the cancellation of the other, or on a simultaneous basis, in which case the exercise of one causes the exercise of the other.

In January 1995, a key contributor stock option program (the "Key Contributor Program") was established. Under the terms of the Key Contributor Program, participants are granted an equal number of initial options and replacement options. The initial options generally vest after five years and expire after ten years. The replacement options are granted concurrently with the initial options and also expire after ten years. The replacement options generally have an exercise price equal to the market value of the common shares of Nortel Networks on the day the initial options are fully exercised, and are generally exercisable commencing thirty-six months thereafter, provided certain other conditions for exercise, including share ownership, are met. In 2002 and 2001, there were no options granted pursuant to the Key Contributor Program. In January 2000, 60,000 options were granted pursuant to the Key Contributor Program under the 1986 Plan.

During the year ended December 31, 2002, approximately 301,718 Nortel Networks common shares had been issued pursuant to the exercise of stock options granted under the 1986 Plan and none had been issued pursuant to stock options granted under the 2000 Plan.

On June 20, 2001, Nortel Networks commenced a voluntary stock option exchange program (the "Exchange Program") for Nortel Networks employees, whereby employees could exchange certain then outstanding stock options for new stock options, based on a prescribed formula. The terms of the Exchange Program were such that new grants of options would be made at least six months and a day from the cancellation date of the options tendered for exchange, which was July 27, 2001. Approximately 93,416,000 stock options were tendered for exchange and cancelled. Nortel Networks then Board of Directors and its then board appointed officers were not eligible to participate in the Exchange Program. On January 29, 2002, Nortel Networks granted approximately 52,700,000 new stock options in connection with the Exchange Program with exercise prices of $7.16 in United States dollars and $11.39 in Canadian dollars per common share, which was the fair market value of Nortel Networks common shares on the date of the grant.

The following is a summary of the total number of outstanding stock options and the maximum number of stock options available for grant:

	Outstanding options *(thousands)*	Weighted average exercise price	Available for grant *(thousands)*
Balance at December 31, 1999	234,478	$ 15.25	106,826
Granted options under all stock option plans	175,335	$ 46.83	(175,335)
Options excercised	(54,547)	$ 9.33	–
Options cancelled[a]	(23,624)	$ 27.59	18,368
Additional shares reserved for issuance	–	$ –	164,364
Balance at December 31, 2000	331,642	$ 32.37	114,223
Granted options under all stock option plans	55,565	$ 29.45	(55,565)
Options excercised	(21,497)	$ 7.82	–
Options cancelled[a]	(56,793)	$ 35.60	41,372
Options cancelled under stock option exchange program	(93,416)	$ 51.64	93,416
Balance at December 31, 2001	215,501	$ 24.41	193,446
Granted options under all stock option plans	120,335	$ 7.08	(120,316)
Options excercised	(3,924)	$ 6.19	–
Options cancelled[a]	(70,093)	$ 26.48	55,036
Balance at December 31, 2002	261,819	$ 15.77	128,166

(a) Includes adjustments related to assumed stock option plans.

Nortel Networks has, in connection with the acquisition of various companies, assumed the stock option plans of each acquired company. The vesting periods for these assumed plans may differ from the 2000 Plan and 1986 Plan, but are not considered to be significant to Nortel Networks overall use of stock-based compensation. In connection with various acquisitions for the years ended December 31, 2001 and 2000, a total of approximately 1,313,000 and 63,025,000 stock options to purchase common shares of Nortel Networks, respectively, were assumed and included in the preceding table. Options that have been granted with SARs are exercisable on a cancellation basis and at December 31, 2002, 2001 and 2000, nil, nil and 24,200 SARs, respectively, were outstanding.

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options outstanding			Options exercisable	
Range of exercise prices	**Number outstanding** *(thousands)*	**Weighted average remaining contractual life** *(in years)*	**Weighted average exercise price**	**Number exercisable** *(thousands)*	**Weighted average exercise price**
$0.00 - $5.95	41,495	6.24	$ 4.69	14,269	$ 4.42
$5.96 - $8.92	102,234[(a)]	7.40	$ 6.90	43,272	$ 7.51
$8.93 - $11.90	24,847	3.99	$ 10.63	24,011	$ 10.63
$11.91 - $23.79	40,125	5.35	$ 17.84	35,740	$ 17.99
$23.80 - $35.69	20,743	6.11	$ 26.88	17,680	$ 26.05
$35.70 - $47.58	12,421	6.37	$ 40.37	7,875	$ 41.12
$47.59 - $59.48	12,658	6.06	$ 53.92	8,305	$ 53.71
$59.49 - $71.38	5,069	6.56	$ 66.12	3,661	$ 66.04
$71.39 - $83.27	2,227	4.83	$ 77.76	1,819	$ 77.45
	261,819	6.16	$ 15.77	156,632	$ 18.51

(a) Includes approximately 52,700,000 new stock options granted on January 29, 2002 under the Exchange Program.

For the year ended December 31, 2000, Nortel Networks recorded stock option compensation expense of $99, primarily related to the impact of the Arrangement on stock options held by former employees of Nortel Networks who had transferred to BCE or a BCE affiliated company as a result of the Arrangement.

Employee stock purchase plans

Nortel Networks has a stock purchase plan for eligible employees in eligible countries and a stock purchase plan for eligible unionized employees in Canada (the "Employee Stock Purchase Plans"). The Employee Stock Purchase Plans facilitate the acquisition of common shares of Nortel Networks at a discount, and the retention of such common shares, by eligible employees. The Employee Stock Purchase Plans have four offering periods each year, with each offering period beginning on the first day of each calendar quarter. Eligible employees may have up to 10 percent of their eligible compensation deducted from their pay during each offering period to contribute towards the purchase of Nortel Networks common shares. For North American eligible employees, common shares are purchased at a purchase price of 85 percent of the market price of the common shares on the last trading day of the offering period. Nortel Networks contributes an amount equal to the difference between the market price and the purchase price. For non-North American eligible employees common shares are purchased at a purchase price equal to the greater of (i) 85 percent of the average of the high and low prices of common shares on the first trading day of the offering period and (ii) 71.5 percent of the market price of the common shares on the last trading day of the offering period, except that if the market price on the last trading day is equal to or less than the average of the high and low on the first trading day, the purchase price shall be 85 percent of the market price on the last trading day of the offering period. The common shares are purchased by an independent broker through the facilities of the Toronto and/or New York stock exchanges, and held by a custodian on behalf of the plan participants. Compensation expense is recognized for Nortel Networks portion of the contributions. In 2002 and 2001, approximately 38,824,000 and 14,648,000 common shares were purchased under the Employee Stock Purchase Plans at a weighted average price of $1.31 and $8.50 per common share, respectively.

Pro forma stock-based compensation

Had Nortel Networks applied the fair value based method in prior years, Nortel Networks reported net loss and loss per common share would have been increased to the pro forma amounts as indicated below for each of the three years ended December 31:

	2002	2001	2000
Net loss – as reported	$ (3,535)	$ (27,446)	$ (2,957)
Stock option expense as reported[(a)]	–	–	99
Pro forma stock option expense[(b)]	(952)	(1,272)	(1,182)
Net loss – pro forma	$ (4,487)	$ (28,718)	$ (4,040)
Basic and diluted loss per common share – as reported	$ (0.93)	$ (8.60)	$ (1.00)
Stock option expense as reported	–	–	0.03
Pro forma stock option expense	(0.25)	(0.40)	(0.40)
Basic and diluted loss per common share – pro forma	$ (1.18)	$ (9.00)	$ (1.37)

(a) Stock option expense as reported represents the amortization of deferred stock option compensation related primarily to unvested stock options held by employees of companies acquired in a purchase acquisition. The amount is tax effected and offset by a full valuation allowance.

(b) Pro forma stock option expense is net of tax of $294, $374 and $321 for the years ended December 31, 2002, 2001 and 2000, respectively.

The fair value of stock options used to compute pro forma net earnings (loss) and net earnings (loss) per common share is the estimated fair value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31,		
Weighted average assumptions	2002	2001	2000
Expected dividend	0.00%	0.00%	0.13%
Expected volatility	71.25%	70.36%	54.01%
Risk-free interest rate	4.43%	4.49%	4.94%
Expected option life in years	4	4	4

The weighted average fair values of Nortel Networks stock options, calculated using the Black-Scholes option-pricing model, granted during the three years ended December 31, 2002, 2001 and 2000 were $3.50, $8.38 and $27.25 per option, respectively.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including the expected price volatility. Nortel Networks uses expected volatility rates which are based on historical volatility rates. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of Nortel Networks stock options.

17. Discontinued operations

During the year ended December 31, 2002, Nortel Networks continued to wind down its access solutions operations and there has been no change to the initial disposal strategy or intent to exit the business which was approved by the Board of Directors on June 14, 2001. However, the continued deterioration in industry and market conditions has delayed certain disposal activities beyond the original planned timeframe of one year. In particular, actions involving negotiations with customers, who have also been affected by industry conditions, are taking longer than expected. Although disposal activities continue beyond the one-year period generally contemplated under Section 3475 "Discontinued Operations" ("Section 3475"), Nortel Networks continues to present the access solutions operations as discontinued operations in the accompanying consolidated financial statements. Nortel Networks has disposed of or transitioned the ownership of certain operations, and operations not disposed of or so transitioned are expected to be closed. Nortel Networks now expects to complete this plan by mid 2003, subject to the closing of specific transactions, the timing of which may continue to be impacted by customer and business issues and any applicable regulatory requirements.

Pursuant to Section 3475, the revenues, costs and expenses, assets and liabilities and cash flows of Nortel Networks access solutions operations have been segregated in the accompanying consolidated statements of operations, consolidated balance sheets and consolidated statements of cash flows, and are reported as "discontinued operations". The following consolidated financial results for discontinued operations are presented as at December 31 for the consolidated balance sheets and for the period ended December 31 for the consolidated statements of operations and consolidated statements of cash flows:

Consolidated statements of operations:

	2002	2001	2000
Revenues	$ 141	$ 996	$ 2,327
Net loss from discontinued operations – net of tax[(a)]	$ –	$ (441)	$ (418)
Net loss on disposal of operations – net of tax[(b)]	–	(2,531)	–
Net loss from discontinued operations – net of tax	$ –	$ (2,972)	$ (418)

(a) Loss from discontinued operations was net of applicable income tax benefits of nil, $117 and $126 for the years ended December 31, 2002, 2001 and 2000, respectively.

(b) Loss on disposal of operations was net of an applicable income tax benefit of $604 for the year ended December 31, 2001.

Consolidated balance sheets:

	2002	2001
Accounts receivable – net	$ 20	$ 109
Inventories – net	–	66
Deferred income taxes	158	358
Other current assets	45	175
Total current assets of discontinued operations	$ 223	$ 708
Intangible assets – net	–	17
Other long-term assets[(a)]	57	266
Total assets of discontinued operations	$ 280	$ 991
Current liabilities[(a)]	$ 83	$ 421
Long-term liabilities[(a)]	2	11
Total liabilities of discontinued operations	$ 85	$ 432

(a) Other long-term assets, current liabilities and long-term liabilities of discontinued operations are included in other assets, other accrued liabilities and other liabilities, respectively, of Nortel Networks consolidated balance sheets.

Consolidated statements of cash flows:

	2002	2001	2000
Cash flows from (used in) discontinued operations			
Operating activities	$ 266	$ (437)	$ (682)
Investing activities	96	32	(480)
Net cash from (used in) discontinued operations	$ 362	$ (405)	$ (1,162)

2002 Activity

During the three months ended June 30, 2002, Arris Group Inc. ("Arris Group") completed a secondary public offering of 15 million common shares held by Nortel Networks. Following the closing of the offering on June 25, 2002, Nortel Networks owned 22 million shares, or approximately 27 percent of Arris Group's common shares. The cash proceeds received were $67 and a gain of approximately $15 was recorded as a result of this transaction, which is included in the estimated remaining provisions required for discontinued operations. During the three months ended March 31, 2002, Nortel Networks recorded a gain of approximately $13 due to the reduction of Nortel Networks ownership interest in Arris Group, received for Nortel Networks original interest in Arris Interactive LLC ("Arris"), from approximately 49 percent to approximately 46 percent as a result of Arris Group's issuance of common shares in connection with its acquisition of another company, which is included in the estimated remaining provisions required for discontinued operations.

On April 21, 2002, Nortel Networks entered into an agreement with Aastra Technologies Limited to sell certain assets, which were included in discontinued operations, associated with Nortel Networks prior acquisition of Aptis. The transaction was completed during the three months ended June 30, 2002. The consideration primarily consisted of approximately $16 in cash, as well as contingent cash consideration of up to $60 over four years based on the achievement of certain revenue targets by the business. Nortel Networks recorded a loss of approximately $43 on the transaction, which reduced the estimated remaining provisions for discontinued operations.

On March 5, 2002, Nortel Networks divested its approximately 46 percent ownership interest in Elastic Networks Inc. ("Elastic Networks") to Paradyne Networks, Inc. ("Paradyne") in exchange for an approximately 8 percent ownership interest in Paradyne. Nortel Networks recorded a gain of approximately $7 on the transaction, which is included in the estimated remaining provisions required for discontinued operations.

At December 31, 2002, Nortel Networks has customer financing receivables of $66 (net of provisions of $507) for customers included as part of discontinued operations.

At December 31, 2002, the remaining accruals of $81 related to the future contractual obligations and estimated liabilities, and estimated operating losses during the planned period of disposition, were included in current liabilities of discontinued operations. The remaining accruals are expected to be substantially drawn down by cash payments over the period of disposition, the impact of which is expected to be partially offset by proceeds from the disposal of certain remaining assets.

2001 Activity

On June 14, 2001, Nortel Networks Board of Directors approved a plan to discontinue Nortel Networks access solutions operations consisting of all of Nortel Networks narrowband and broadband solutions, including copper, cable, and fixed wireless solutions, as well as Nortel Networks then consolidated membership interest in Arris and equity investment in Elastic Networks. Also affected by the decision were Nortel Networks prior acquisitions of Sonoma Systems ("Sonoma"), Promatory Communications, Inc. ("Promatory"), Aptis Communications, Inc. ("Aptis") and Broadband Networks Inc.

In connection with the decision to discontinue the access solutions operations on June 14, 2001, Nortel Networks recorded a pre-tax loss on disposal of the access solutions operations of $3,135 in the three months ended June 30, 2001, which reflected the estimated costs directly associated with Nortel Networks plan of disposition. The loss reflected: the write-off of goodwill associated with the acquisitions of Sonoma and Promatory in the amount of $724; provisions for both short-term and long-term receivables of $901; a provision for inventories of $379; other asset write-offs totaling $156; future contractual obligations and estimated liabilities of $798; and estimated operating losses during the planned period of disposition of $177.

On August 24, 2001, Nortel Networks completed a transaction with Zhone Technologies, Inc. to sell the AccessNode ABM and CDS shelf products and the Universal Edge 9000 digital loop carrier shelf and remote access shelf products.

On August 3, 2001, Nortel Networks completed the transfer of its ownership interest in Arris to Arris Group. As a result, at December 31, 2001, Nortel Networks owned a 49.2 percent non-controlling interest in Arris Group, compared to the previous 81.25 percent controlling interest in Arris.

On July 25, 2001, Nortel Networks completed a transaction with GE Industrial Systems Technology Management Inc., a division of General Electric Company, to sell the Lentronics JungleMUX SONET multiplexer and TN-1U SDH multiplexer products.

At December 31, 2001, the remaining accruals of $366 related to the above noted future contractual obligations and estimated liabilities, and estimated operating losses during the planned period of disposition were included in current liabilities of discontinued operations.

18. Related party transactions

In the ordinary course of business, Nortel Networks engages in transactions with certain of its equity-owned investees that are under or are subject to Nortel Networks significant influence and with joint ventures of Nortel Networks. These transactions are sales and purchases of goods and services under usual trade terms and are measured at their exchange amounts.

Transactions with related parties for the years ended December 31 are summarized as follows:

	2002	2001	2000
Revenues	$ 8	$ –	$ 669
Purchases	$ –	$ 16	$ 369

In 2001, Nortel Networks completed the sale of substantially all of the assets in the Cogent Defence Systems business ("CDS") to EADS Defence & Security Networks S.A.S. ("EDSN"). At that time, Nortel Networks held a 41 percent ownership interest in EDSN and European Aeronautics, Defense and Space Company ("EADS") held the remaining 59 percent. Under the terms of the agreement, Nortel Networks sold substantially all of its assets in the CDS business including: fixed assets; accounts receivable; inventory; intellectual property; and licenses, and excluding cash on hand, as at the closing date, for consideration of approximately $143, comprised of a loan note due in 2002 and a call option to acquire an additional approximate 7 percent ownership interest in Nortel Networks France SAS beginning in 2004. Nortel Networks recorded a gain on the sale of approximately $37, included in loss (gain) on sale of business. During the year ended December 31, 2002, Nortel Networks collected the loan note in the amount of approximately $119. In addition, the call option was terminated and replaced by a subsequent agreement to satisfy the remaining consideration owing during 2003.

Effective May 1, 2000, in conjunction with the Arrangement, BCE's ownership interest in Nortel Networks was reduced from approximately 36 percent to a nominal amount. As a result, BCE and entities that are owned by BCE were no longer considered related parties immediately after the Arrangement.

19. Contingencies

Subsequent to the February 15, 2001 announcement in which Nortel Networks provided revised guidance for financial performance for the 2001 fiscal year and the first quarter of 2001, Nortel Networks and certain of its then current officers and directors were named as defendants in more than twenty-five purported class action lawsuits. These lawsuits in the United States District Courts for the Eastern District of New York, for the Southern District of New York and for the District of New Jersey, and the provinces of Ontario, Quebec and British Columbia in Canada, on behalf of shareholders who acquired Nortel Networks securities as early as October 24, 2000 and as late as February 15, 2001, allege, among other things, violations of United States federal and Canadian provincial securities laws. These matters also have been the subject of review by Canadian and United States securities regulatory authorities. On May 11, 2001, Nortel Networks filed motions to dismiss and/or stay in connection with the three proceedings in Quebec primarily based on the factual allegations lacking substantial connection to Quebec and the inclusion of shareholders resident in Quebec in the class claimed in the Ontario lawsuit. The plaintiffs in two of these proceedings in Quebec obtained court approval for discontinuances of their proceedings on January 17, 2002. The motion to dismiss and/or stay the third proceeding was heard on November 6, 2001 and the court deferred any determination on the motion to the judge who will hear the application for authorization to commence a class proceeding. On December 6, 2001, Nortel Networks filed a motion seeking leave to appeal that decision. The motion for leave to appeal was dismissed on March 11, 2002. On October 16, 2001, an order in the Southern District of New York was filed consolidating twenty-five of the related United States class action lawsuits into a single case, appointing class plaintiffs and counsel for such plaintiffs. The plaintiffs served a consolidated amended complaint on January 18, 2002. On December 17, 2001, the defendants in the British Columbia action served notice of a motion requesting the court to decline jurisdiction and to stay all proceedings on the ground that British Columbia is an inappropriate forum. The motion has been adjourned at the plaintiffs' request to a future date to be set by the parties.

A class action lawsuit against Nortel Networks was also filed in the United States District Court for the Southern District of New York on behalf of shareholders who acquired the securities of JDS Uniphase Corporation ("JDS") between January 18, 2001 and February 15, 2001, alleging violations of the same United States federal securities laws as the above-noted lawsuits.

On July 17, 2002, a new purported class action lawsuit (the "Ontario Claim") was filed in the Ontario Superior Court of Justice, Commercial List, naming Nortel Networks, certain of its current and former officers and directors, and its auditor as defendants. The factual allegations in the Ontario Claim are substantially similar to the allegations in the consolidated amended complaint filed in the United States District Court described above. The Ontario Claim is on behalf of all Canadian residents who purchased Nortel Networks securities (including options on Nortel Networks securities) between October 24, 2000 and February 15, 2001. The plaintiffs claim damages of Canadian $5,000, plus punitive damages in the amount of Canadian $1,000, prejudgment and postjudgment interest, and costs of the action.

On April 1, 2002, Nortel Networks filed a motion to dismiss both the above consolidated United States shareholder class action and the above JDS shareholder class action complaints on the grounds that they failed to state a cause of action under United States federal securities laws. With respect to the JDS shareholder class action complaint, Nortel Networks also moved to dismiss on the separate basis that JDS shareholders lacked standing to sue Nortel Networks. On January 3, 2003, the District Court granted the motion to dismiss the JDS shareholder class action complaint and denied the motion to dismiss the consolidated United States class action complaint.

A purported class action lawsuit was filed in the United States District Court for the Middle District of Tennessee on December 21, 2001, on behalf of participants and beneficiaries of the Nortel Networks Long-Term Investment Plan (the "Plan") at any time during the period of March 7, 2000 through the filing date and who made or maintained Plan investments in Nortel Networks common shares, under the Employee Retirement Income Security Act for Plan-wide relief and alleging, among other things, material misrepresentations and omissions to induce Plan participants to continue to invest in and maintain investments in Nortel Networks common shares in the Plan. A second purported class action lawsuit, on behalf of the Plan and Plan participants for whose individual accounts the Plan purchased Nortel Networks common shares during the period for October 27, 2000 to February 15, 2001, and making similar allegations was filed in the same court on March 12, 2002. A third purported class action lawsuit, on behalf of persons who are or were Plan participants or beneficiaries at any time since March 1, 1999 to the filing date, and making similar allegations, was filed in the same court on March 21, 2002. The first and second purported class action lawsuits were consolidated by a new purported class action complaint, filed on May 15, 2002 in the same court and making similar allegations, on behalf of Plan participants and beneficiaries who directed the Plan to purchase or hold shares of certain funds, which held primarily Nortel Networks common shares, during the period of March 7, 2000 through December 21, 2000. On September 24, 2002, plaintiffs in the consolidated action filed a motion to consolidate all the actions and to transfer them to the United States District Court for the Southern District of New York. The Plaintiff then filed a motion to withdraw the pending motion to consolidate and transfer. The withdrawal was granted by the District Court on December 30, 2002.

On February 12, 2001, Nortel Networks Inc., an indirect subsidiary of Nortel Networks, was served with a consolidated amended class action complaint (the "First Complaint") that purported to add Nortel Networks as a defendant to a lawsuit commenced in July 2000 against Entrust, Inc. (formerly Entrust Technologies, Inc.) ("Entrust") and two of its then current officers in the United States District Court for the Eastern District of Texas (Marshall Division) (the "District Court"). The First Complaint alleges that Entrust, two officers of Entrust, and Nortel Networks violated the Securities Exchange Act of 1934 with respect to certain statements made by Entrust. Nortel Networks is alleged to be a controlling person of Entrust. On April 6, 2001, Nortel Networks filed a motion to dismiss the First Complaint. On July 31, 2001, the First Complaint was dismissed without prejudice. On August 31, 2001, the plaintiffs filed a second amended class action complaint (the "Second Complaint") against the same defendants asserting claims substantively similar to those in the First Complaint. On September 21, 2001, Nortel Networks filed a motion to dismiss the Second Complaint. The motion was granted by the District Court on September 30, 2002, and the Second Complaint was dismissed without leave to amend. Plaintiffs have not appealed the decision of the District Court.

On March 4, 1997, Bay Networks, Inc. ("Bay Networks"), a company acquired on August 31, 1998, announced that shareholders had filed two separate lawsuits in the United States District Court for the Northern District of California (the "Federal Court") and the California Superior Court, County of Santa Clara (the "California Court"), against Bay Networks and ten of Bay Networks' then current and former officers and directors purportedly on behalf of a class of shareholders who purchased Bay Networks' common shares during the period of May 1, 1995 through October 14, 1996. On August 17, 2000, the Federal Court granted the defendants' motion to dismiss the federal complaint. On August 1, 2001, the United States Court of Appeals for the Ninth Circuit denied the plaintiffs' appeal of that decision. On April 18, 1997, a second lawsuit was filed in the California Court, purportedly on behalf of a class of shareholders who acquired Bay Networks' common shares pursuant to the registration statement and prospectus that became effective on November 15, 1995. The two actions in the California Court were consolidated in April 1998; however, the California Court denied the plaintiffs' motion for class certification. In January 2000, the California Court of Appeal rejected the plaintiffs' appeal of the decision. A petition for review was filed with the California Supreme Court by the plaintiffs and was denied. In February 2000, new plaintiffs who allege to have been shareholders of Bay Networks during the relevant periods, filed a motion for intervention in the California Court seeking to become the representatives of a class of shareholders. The motion was granted on June 8, 2001 and the new plaintiffs filed their complaint-in-intervention on an individual and purported class representative basis alleging misrepresentations made in connection with the purchase and sale of securities of Bay Networks in violation of California statutory and common law. On March 11, 2002, the California Court granted the defendants' motion to strike the class allegations. The plaintiffs were permitted to proceed on their individual claims. The intervenor-plaintiffs are appealing the dismissal of their class allegations.

Except as otherwise described herein, in each of the matters described above, plaintiffs are seeking an unspecified amount of monetary damages.

Nortel Networks is also a defendant in various other suits, claims, proceedings and investigations which arise in the normal course of business.

Nortel Networks is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact of the above matters which, unless specified, seek damages of material or indeterminate amounts. Nortel Networks cannot determine whether these actions, suits, claims and proceedings, will, individually or collectively, have a material adverse effect on the business, results of operations and financial condition of Nortel Networks. Nortel Networks and any named directors and officers of Nortel Networks intend to vigorously defend these actions, suits, claims and proceedings.

Environmental matters

Nortel Networks manufacturing and research operations are subject to a wide range of environmental protection laws in various jurisdictions around the world. Nortel Networks seeks to operate its business in compliance with such laws, and has a corporate environmental management system standard to promote such compliance. Moreover, Nortel Networks has a periodic, risk-based, integrated environment, health and safety audit program.

Nortel Networks environmental program focuses its activities on design for the environment, supply chain and packaging reduction issues. Nortel Networks works with its suppliers and other external groups to encourage the sharing of non-proprietary information on environmental research.

Nortel Networks is exposed to liabilities and compliance costs arising from its past and current generation, management and disposal of hazardous substances and wastes. At December 31, 2002, the accruals on the accompanying consolidated balance sheets for environmental matters were $30. Based on information available as at December 31, 2002, management believes that the existing accruals are sufficient to satisfy probable and reasonably estimable environmental liabilities related to known environmental matters. Any additional liability that may result from these matters, and any additional liabilities that may result in connection with other locations currently under investigation, are not expected to have a material adverse effect on the business, results of operations and financial condition of Nortel Networks.

Nortel Networks has remedial activities under way at 12 sites which are either currently or previously owned or occupied facilities. An estimate of Nortel Networks anticipated remediation costs associated with all such sites, to the extent probable and reasonably estimable, is included in the environmental accruals referred to above in an approximate amount of $29.

Nortel Networks is also listed as a potentially responsible party ("PRP") under the United States Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") at five Superfund sites in the United States. An estimate of Nortel Networks share of the anticipated remediation costs associated with such Superfund sites is expected to be de minimis and is included in the environmental accruals of $30 referred to above.

Liability under CERCLA may be imposed on a joint and several basis, without regard to the extent of Nortel Networks involvement. In addition, the accuracy of Nortel Networks estimate of environmental liability is affected by several uncertainties such as additional requirements which may be identified in connection with remedial activities, the complexity and evolution of environmental laws and regulations, and the identification of presently unknown remediation requirements. Consequently, Nortel Networks liability could be greater than its current estimate.

20. Subsequent events

On February 14, 2003, Nortel Networks entered into an agreement with Export Development Canada ("EDC") regarding arrangements to provide for support, on a secured basis, of certain obligations arising out of normal course business activities, including letters of credit, letters of guarantee, indemnity arrangements, performance bonds, surety bonds, receivables sales, securitizations and similar instruments issued or entered into for the benefit of Nortel Networks (the "EDC Support Facility").

The EDC Support Facility provides for up to $750 in support and is comprised of (i) up to $300 of committed support for performance bonds or similar instruments (within certain parameters); (ii) up to $150 of uncommitted support for receivables sales and/or securitizations; and (iii) up to $300 of additional uncommitted support for performance bonds and receivable sales and/or securitizations.

Nortel Networks obligations under the EDC Support Facility are secured on an equal basis under the existing security agreements entered into by NNL and various of its subsidiaries that pledge substantially all of the assets of NNL in favor of the lenders under NNL's and NNI's $750 April 2000 five year syndicated credit facilities and the holders of Nortel Networks public debt (see note 21).

21. Supplemental consolidating financial information

As a result of NNL's current credit ratings, various liens, pledges, and guarantees are effective under certain credit and security agreements entered into by NNL and various of its subsidiaries, and will remain effective notwithstanding the expiration of the $1,510 December 2001 credit facilities. In addition, in accordance with the covenants in the trust indentures for all Nortel Networks current consolidated public debt securities, which represent primarily all of Nortel Networks consolidated long-term debt at December 31, 2002, all such public debt securities are also secured equally and ratably with the obligations under NNL's and NNI's credit facilities by liens on substantially all of the assets of NNL and those of most of its United States and Canadian subsidiaries and by pledges of shares in certain of NNL's other subsidiaries. In addition, certain of NNL's wholly owned subsidiaries have guaranteed NNL's obligations under the credit and support facilities and outstanding public debt securities (the "Guarantor Subsidiaries"). Non-guarantor subsidiaries represent either wholly owned subsidiaries of Nortel Networks whose shares have been pledged, or are the remaining subsidiaries of Nortel Networks which are not providing liens, pledges or guarantees. Nortel Networks obligations under the EDC Support Facility are also secured on an equal basis under the security agreements (see note 20).

If NNL's senior long-term debt rating by Moody's returns to Baa2 (with a stable outlook) and its rating by Standard & Poor's returns to BBB (with a stable outlook), the security will be released in full. If both the $750 April 2000 five year syndicated credit facilities and the EDC Support Facility are terminated or expire, the security will also be released in full. NNL may provide EDC with cash collateral (or any other alternative collateral acceptable to EDC), in an amount equal to the total amount of our outstanding obligations and undrawn commitments and expenses under this facility, in lieu of the security provided under the security agreements.

The gross assets and liabilities of the subsidiaries whose shares have been pledged are $1,533 and $3,952, respectively, as at December 31, 2002. The gross assets of NNL and Guarantor Subsidiaries are $13,524 as at December 31, 2002.

NORTEL NETWORKS CORPORATION
CONSOLIDATED FIVE-YEAR REVIEW

(millions of U.S. dollars, except per share amounts)	2002	2001	2000	1999	1998
Results of Operations					
Revenues	$ 10,534	$ 17,531	$ 27,966	$ 20,558	$ 16,802
Research and development expense	2,154	3,070	3,482	2,650	2,247
Other income (expense) – net	6	(348)	816	320	440
Income tax benefit (provision)	473	3,164	(883)	(734)	(671)
Net loss from continuing operations	(3,535)	(24,474)	(2,539)	(101)	110
Net loss from discontinued operations – net of tax	–	(2,972)	(418)	(96)	(679)
Basic earnings (loss) per common share					
– from continuing operations	(0.93)	(7.67)	(0.86)	(0.04)	0.05
– from discontinued operations	–	(0.93)	(0.14)	(0.03)	(0.30)
Basic earnings (loss) per common share	(0.93)	(8.60)	(1.00)	(0.07)	(0.25)
Diluted earnings (loss) per common share					
– from continuing operations	(0.93)	(7.67)	(0.86)	(0.04)	0.05
– from discontinued operations	–	(0.93)	(0.14)	(0.03)	(0.30)
Diluted earnings (loss) per common share	(0.93)	(8.60)	(1.00)	(0.07)	(0.25)
Dividends declared per common share	–	0.0375	0.075	0.075	0.075
Financial Position at December 31					
Total assets	$ 14,818	$ 20,251	$ 42,227	$ 22,597	$ 19,732
Long-term debt	3,489	4,008	1,915	1,689	1,667
Minority interest in subsidiary companies	614	637	770	698	700
Common shareholders' equity	2,123	4,431	28,760	11,909	10,956
Book value per common share	0.55	1.38	9.29	4.32	4.13

NORTEL NETWORKS CORPORATION
QUARTERLY FINANCIAL DATA

	4th Quarter		3rd Quarter		2nd Quarter		1st Quarter	
(millions of U.S. dollars, except per share amounts)	2002	2001	2002	2001	2002	2001	2002	2001
Revenues	$ 2,521	$ 3,445	$ 2,357	$ 3,732	$ 2,744	$ 4,599	$ 2,912	$ 5,755
Gross profit	991	1,029	903	59	928	412	752	1,861
Net loss from continuing operations	(267)	(1,686)	(1,762)	(3,224)	(658)	(17,137)	(848)	(2,427)
Net loss from discontinued operations – net of tax	–	–	–	–	–	(2,754)	–	(218)
Net loss	(267)	(1,686)	(1,762)	(3,224)	(658)	(19,891)	(848)	(2,645)
Basic and diluted loss per common share								
– from continuing operations	(0.07)	(0.52)	(0.41)	(1.01)	(0.19)	(5.37)	(0.26)	(0.77)
– from discontinued operations	–	–	–	–	–	(0.86)	–	(0.07)
Basic and diluted loss per common share	(0.07)	(0.52)	(0.41)	(1.01)	(0.19)	(6.23)	(0.26)	(0.84)

DIRECTORS

Hon. James J. Blanchard
Beverly Hills, Michigan
Partner
Piper Rudnick
(law firm)
4, 5

Robert E. Brown
Westmount, Québec
Corporate Director
1, 2, 3*, 5, 6, 8

John E. Cleghorn, O.C., F.C.A.
Toronto, Ontario
Chairman of the Board
SNC-Lavalin Group Inc.
(engineering and construction company)
1*, 2, 4, 6*, 8,

Frank A. Dunn
Oakville, Ontario
President and Chief Executive Officer
Nortel Networks Corporation/
Nortel Networks Limited
2, 8

L. Yves Fortier, C.C., Q.C.
Westmount, Québec
Chairman and Senior Partner
Ogilvy Renault
(law firm)
4, 5, 7*

Robert A. Ingram
Durham, North Carolina
Vice Chairman Pharmaceuticals
GlaxoSmithKline plc
(pharmaceutical company)
1, 5*, 6, 7

Admiral William A. Owens
Kirkland, Washington
Vice Chairman and Co-Chief Executive Officer
Teledesic LLC
(satellite communications company)
3, 4, 5

Guylaine Saucier, C.M., F.C.A.
Montréal, Québec
Corporate Director
1, 4, 5, 6

Sherwood H. Smith, Jr.
Raleigh, North Carolina
Chairman Emeritus
CP&L
(electric utility company)
1, 2, 3, 4*, 6, 8

Lynton R. Wilson, O.C.
Oakville, Ontario
Chairman of the Board
Nortel Networks Corporation/
Nortel Networks Limited
2*, 3, 7, 8*

* denotes chairman of the committee

The Nortel Networks Corporation board of directors met 30 times and the Nortel Networks Limited board of directors met 28 times in 2002. These boards of directors are responsible for supervising the management of the business and affairs of their respective company. Directors serve on one or more of the board committees.

Nortel Networks Limited Committees:

1 Audit
2 Executive
3 Joint Leadership Resources
4 Pension Fund Policy
5 Customer Finance

Nortel Networks Corporation Committees:

6 Audit
7 Committee on Directors
8 Executive
3 Joint Leadership Resources

OFFICERS

Douglas C. Beatty
Chief Financial Officer

Chahram Bolouri
President, Global Operations

Malcolm K. Collins
President, Enterprise Networks

Gordon A. Davies
Assistant Secretary

Pascal Debon
President, Wireless Networks

Nicholas J. DeRoma
Chief Legal Officer

Gary R. Donahee
President, Americas

Adrian J. Donoghue
General Auditor

William J. Donovan
Senior Vice-President, Human Resources

John M. Doolittle
Vice President, Tax

Frank A. Dunn
President and Chief Executive Officer

John J. Giamatteo
President, Asia Pacific

Michael J. Gollogly
Controller

Albert R. Hitchcock
Chief Information Officer

Dion C. Joannou
President, CALA

Robert Y.L. Mao
President and Chief Executive Officer, Greater China

Brian W. McFadden
President, Optical Networks

Linda F. Mezon
Assistant Controller

Blair F. Morrison
Assistant Secretary

D. Gregory Mumford
Chief Technology Officer

Deborah J. Noble
Corporate Secretary

MaryAnne E. Pahapill
Assistant Treasurer

Stephen C. Pusey
President, Europe, Middle East and Africa

Steven L. Schilling
President, Enterprise Accounts

Susan L. Spradley
President, Wireline Networks

Katharine B. Stevenson
Treasurer

Masood A. Tariq
President, Global Alliances

Trademarks

NORTEL NETWORKS, NORTEL NETWORKS LOGO, NT, the GLOBEMARK, BAYSTACK, CALLPILOT, CONTIVITY, DMS, EPICON, MERIDIAN, NORSTAR, OPTERA, PASSPORT, PERIPHONICS, PRESIDE, SHASTA, SUCCESSION, SYMPOSIUM and UNIVERSAL EDGE are trademarks of Nortel Networks.

ALTEON is a trademark of Alteon WebSystems, Inc.

CDMA2000 is a trademark of the Telecommunications Industry Association.

CDMAONE – design mark is a trademark of the CDMA Development Group, Inc.

CLARIFY is a trademark of Amdocs Software Systems Limited.

JUNGLEMUX is a trademark of GE Industrial Systems Technology Management Inc.

MICROSOFT and WINDOWS XP are trademarks of Microsoft Corporation.

MOODY'S is a trademark of Moody's Investor Services, Inc.

S&P 100, S&P 500 and STANDARD AND POOR'S are trademarks of The McGraw-Hill Companies, Inc.



www.nortelnetworks.com

NN103080-010603